As filed with the Securities and Exchange Commission on June 28, 2024.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Solera Corp.

(Exact name of registrant as specified in its charter)

Delaware	7370	99-3659050
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1500 Solana Blvd., Building #6, Suite 6300

Westlake, TX 76262

Telephone: (817) 961-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darko Dejanovic

Chief Executive Officer

1500 Solana Blvd., Building #6, Suite 6300

Westlake, TX 76262

Telephone: (817) 961-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Craig J. Garvey Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000	Michael Kaplan Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED    , 2024

    Shares

Common Stock

This is the initial public offering of shares of common stock of Solera Corp., par value $0.0001 per share. Solera Corp. is offering      shares of its common stock to be sold in the offering.

Prior to this offering, there has been no public market for the common stock of Solera Corp. It is currently estimated that the initial public offering price per share will be between $     and $    . Solera Corp. has applied to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SLRA”.

Solera Corp. will use the net proceeds from this offering (i) to repay $     million of its outstanding indebtedness under the First Lien Term Loan Facility (as defined herein), under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, (ii) to repay $     million of outstanding capitalized accrued and unpaid interest under the Second Lien Term Loan Facility (as defined herein), under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024, (iii) to repay $     million of outstanding indebtedness under the Revolving Credit Facility (as defined herein), under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, (iv) to repay $     million of the Related Party Note (as defined herein), under which $94.8 million was outstanding and which had an interest rate of 7.4% as of March 31, 2024, (v) for general corporate purposes, and (vi) to pay expenses incurred in connection with this offering and the other Organizational Transactions (as defined herein). To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used to repay additional outstanding indebtedness.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before investing in shares of our common stock.

Immediately after this offering and after giving effect to this offering and assuming an offering size set forth above, certain affiliates of Vista (as defined herein) will beneficially own approximately     % of the voting power of our common stock (or     % of the voting power of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status” and “Principal Shareholders.”

PRICE $     A SHARE

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Solera Corp.	$	$

(1)

We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional      shares of common stock from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver shares of common stock against payment in New York, New York on or about     , 2024 through the book-entry facilities of the Depositary Trust Company.

Goldman Sachs & Co. LLC	Morgan Stanley	BofA Securities	Jefferies

Citigroup	RBC Capital Markets

Baird	BMO Capital Markets	Piper Sandler	Rothschild & Co	Stifel	William Blair

Wolfe | Nomura Alliance	KKR	Macquarie Capital	Needham & Company

Prospectus dated     , 2024.

We provide indispensable data intelligence and technology solutions through four platforms

VEHICLE REPAIRS
VEHICLE CLAIMS
VEHICLE SOLUTIONS
FLEET SOLUTIONS
Carriers
Repair Shops
Assesors Appraisers
Salvage Yards
Body Shops
Part Distributors
OEMs
Dealerships
Fleets
Drivers

Vehicle claims

Insurance claims management and supporting ecosystems for assessors, repairers and insurers

Vehicle repair

Vehicle diagnostic and repair solutions, including parts management and e-commerce

Vehicle solutions

Fleet solutions

SOLERA

SCLERA Mission: Asset intelligence t accelerates busines providing answers inst Mission: Mission: Asset intelligence that accelerates business by providing answers instantly.

Data + AI = Acceleration

$164B
Total Addressable Market[1]

25B+
Database Transactions Daily[2]

280K+
Global Customers[2]

25B+
Miles Monitored Annually[2]

5+
Petabytes of Data[2]

120+
Countries[2]

[1] Estimate relates to CY2024; report dated April 5, 2024
[2] As of November 2023

SOLERA

Global data intelligence and technology leader in vehicle lifecycle managementWe provide indispensable data intelligence and technology solutions through four lines of businessVehicle claimsInsurance claims management and supporting ecosystem for assessors, repairers and insurersVehicle repairVehicle diagnostic and repair solutions, including parts management and e-commerceVehicle solutionsCustomer acquisition and retention, dealer management, valuation and e-titlingFleet solutionsTotal cost management for fleet assets, driver safety and fleet tracking

Our customer partnerships deliver sustainable results

TRUSTED PARTNER

SUPERIOR TECHNOLOGY

IMPACT DELIVERED

COMPREHENSIVE SOLUTION

- Chief Claims Officer, AXA

- GM, Youi Insurance

"The Solera product has not only helped us prevent both physical and identity theft, but it has also provided tremendous economic value by allowing us to offer these solutions to our customers. It's been a game changer for us and our employees. To deliver on our mission, we rely on partners like Solera."

- COO, Ziegler Auto Group

"With Solera products, we've reduced accidents, events, and claims while helping our drivers enhance their skills. Ensuing the safety of our drivers, our company, and the public is of paramount importance, and Solera products play a crucial role achieving this."

- CIO, Canada Cartage

- CEO, Schadenet

- President, GIE Five Star

- CEO, Schadenet

"Solera products provide the essential repair information we need to ensure our guests can get their cars fixed in a timely manner. Realistically, information is everything to us. Without it, we can't service our customers well, and that is a huge benefit of having Solera products."

- Director of Automotive Technology, Christian Brothers Automotive Corp.

SOLERA

$85B+ Total addressable market(1) Data + Ai = Acceleration 1M+ Transactions daily(2) 5+ Petabytes of data(2) ~300K Global customers(2) 13B+ Miles monitored annually(2) 100+ Countries(2) (1) As of December 31, 2021 (2) As of September 30, 2022

Our customer partnerships deliver sustainable resultsTRUSTED PARTNER SUPERIORTECHNOLOGYIMPACTDELIVEREDCOMPREHENSIVESOLUTION "AXA and Solera represent a harmonious, global partnership managed al the C-suite and each operating entity. We work across Europe, Latin America, and Asia. In each market, the Solera solutions and innovations have delivered efficiencies and excellent customer experiences. Solera is a partner in claims today and we see great opportunities in the future."- Chief Claims Officer, AXA"30 years ago, insurance companies and repair shops used paper to create estimates. The first company in the Netherlands to automate the process was Solera. Solera connected all the actors across the automotive supply chain from First Notification of Loss (FNOL) through settlement - connecting everything together across the complex ecosystem." CEO, Schadenet "Whenever we invest in the business, we make sure that our teams are immediately able to see the benefits. We want the teams to know we have their back in case collisions happen With nuclear verdicts and an increase of vehicles on the road, we needed something that helps us see our driver's scores, coach them end quickly see results. Solera really has been a great partner to help our drivers safely do what they do best - drive."-CEO, MC CarriersI am confident that Solera and Youi will continue collaborating on our next gen of innovations with 2 key elements; improve our customer experience and optimize the claim process to deliver material cost savings whilst meeting our compliance and regulatory obligations."-GM, Youi Insurance "With Solera as a partner, we are improving our customer experience and saving money, The roll-out of the Estimatics and BMS solutions through our networks represents no less than 100% of savings per case between direct cost reduction and human time saved." CEO, Schadenet "As one of the largest automotive aftermarket services networks in the world, we need a partner that can match our ambitions with scales and technical expertise. As a loader in its category, Solera has proven to be the perfect partner for our global ambitions. They give us the leverage we need to continue our globaI expansion in Europe, Latin America, Australia and beyond."- CEO, Fix Network World "Autopoint software is a "no brainer" for our dealerships to generate profit but more importantly the customer experience is key. The software provides professional estimates that ear easily accessible by our customers to gather the information. The technicians, parts team and advisors find the process compliments our DMS."- Exe. Dir. Parks Auto Group "Solera is without any doubts one of our long-term trusted strategic partners. We have collaborated for now 6 years in order to standardize the automotive repair ecosystem, to integrate last technologies coming on the market to improve repairer's business and customer satisfaction"- President, GIE Five Star

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (“SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions and under circumstances where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States of America (“U.S.”), neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the U.S.

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions described under “Organizational Structure—Organizational Transactions,” which we refer to collectively as the “Organizational Transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Organizational Transactions. See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions and this offering.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company” and “Solera” and similar references refer to Solera Corp. and its consolidated subsidiaries. The term “Vista” refers to Vista Equity Partners, our principal shareholder.

Solera Corp. was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Corp. is a holding company and upon consummation of this offering its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp. For more information regarding our reorganization and holding company structure, see “Organizational Structure—Organizational Transactions.” Solera Corp. will have no interest in any operations other than those of its consolidated subsidiaries.

Solera Global Corp. is our predecessor holding company, and in connection with this offering and the implementation of the Organizational Transactions, we formed Solera Corp, the issuer of common stock offered hereby, which will serve as the holding company after the consummation of this offering. The Organizational Transactions by which Solera Global Corp. will become a wholly owned subsidiary of Solera Corp. will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Solera Corp. will recognize the assets and liabilities received in connection with the internal transactions at their historical carrying amounts, as reflected in the historical financial statements of Solera Global Corp. Following this offering, Solera Corp. will consolidate Solera Global Corp. in its consolidated financial statements. The consolidated financial statements of Solera Global Corp. are accordingly included elsewhere in this prospectus on the basis that it will be the predecessor to, and following the Organizational Transactions, a wholly owned subsidiary of, Solera Corp.

Solera Global Corp. was formed as a Delaware corporation on August 20, 2021 for the purposes of facilitating the Omnitracs Acquisition (as defined herein) and other transactions and had no assets or operations prior to December 27, 2021. On December 27, 2021, Solera Global Holding Corp. merged into a newly formed, wholly owned subsidiary of Solera Global Corp. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

The financial results of Omnitracs Topco, LLC (“Omnitracs”) are reflected in the consolidated financial statements of Solera Global Corp. from the date of the acquisition of Omnitracs on June 4, 2021 (the “Omnitracs Acquisition”). Solera Global Corp.’s consolidated financial statements and other financial information for our 2022 fiscal year included in this prospectus reflect the financial results of Omnitracs for the portion of the fiscal period following the consummation of the acquisition on June 4, 2021, and Solera Global Corp.’s condensed and consolidated financial statements and other financial information for all subsequent periods included in this prospectus reflect the financial results of Omnitracs for the entire period. Accordingly, the condensed and consolidated financial statements of Solera Global Corp. for the period prior to the Omnitracs Acquisition may not be comparable to those of the period after the Omnitracs Acquisition. The financial results of Ousland Holdings, Inc. (“DealerSocket”) are included in the financial statements for all periods presented herein of Solera Global Corp. on the basis that the two entities were subject to common control by an affiliate of Vista. For more information regarding Omnitracs for the period preceding its acquisition, see “Management’s Discussion and

ii

Analysis of Financial Condition and Results of Operation—Our Acquisitions” and Note 1 “Organization and Basis of Presentation” in Solera Global Corp.’s consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma financial data of Solera Corp. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Solera Global Corp. and its consolidated subsidiaries. These pro forma adjustments give effect to the Organizational Transactions as described in “Organizational Structure” and the consummation of this offering and other related transactions, as if all such transactions had occurred on March 31, 2024 for the unaudited pro forma condensed and consolidated balance sheet and April 1, 2023 for the unaudited pro forma condensed and consolidated statement of loss for our 2024 fiscal year. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma financial data included in this prospectus.

Our fiscal year ends March 31. References in this prospectus to a fiscal year relate to our fiscal year ended on March 31 of that calendar year. For example, our “2024 fiscal year” refers to our fiscal year ended on March 31, 2024.

Before the completion of this offering, we will effectuate a    -for-one stock split of our common stock (the “stock split”). Unless otherwise indicated, all share data and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the stock split as if it had occurred at the beginning of the earliest period presented.

OUR SEGMENTS

We currently have four reportable segments, Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions. For more information on our segments and results by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Certain information in the text of this prospectus is contained in independent industry publications, as well as the following report commissioned by us:

•	Frost & Sullivan, “Global TAM Refresh Across Four Key Segments for Project Stingray.” April 5, 2024.

We have not had this information verified by any independent sources or reports commissioned by us. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus includes our trademarks, service marks and trade names, such as “Solera” and “Audatex,” which are the property of the Company or its subsidiaries. This prospectus also contains trademarks, service

iii

marks and trade names of other companies which are the property of their respective owners. We do not intend our use or display of the trademarks, service marks or trade names of other parties to imply a relationship with, or endorsement or sponsorship of or by, these other parties. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

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LETTER FROM OUR CEO

The Solera Journey

Solera’s transformation of the vehicle lifecycle began over 50 years ago with data-driven software solutions that dramatically improved the collision insurance claims process. From our early days in Germany, we are now a global company with our software solutions utilized by customers in over 120 countries. Our artificial intelligence (“AI”) powered software solutions and data assets are transforming vehicle lifecycle management for insurers, vehicle repairers, manufacturers, auto dealers, and fleet operators. From the assembly line to the salvage yard, Solera’s solutions play a key role for our customers across the vehicle ecosystem, and we are continuing to broaden our impact across the vehicle lifecycle.

We at Solera are revolutionizing the global automobile and commercial transportation industries through cutting edge AI and machine learning (“ML”) technologies. While these industries have continued to grow in size and complexity, their technology remains largely disconnected from other participants in the ecosystem. Our expertise and value proposition are to distill vast amounts of data and develop AI-led SaaS solutions that connect the ecosystem to accelerate value for customers.

We believe no other company in the world has the portfolio or solution sets that our software and data assets provide. For example, we have repair and estimating software solutions that cover more than 99 percent of the global vehicles in operation in developed markets. We track over 25 billion miles per year, and we have access to 1.4 billion vehicles in our global database.

This data is the foundation of our business model that includes four platforms supporting the personal and commercial motor vehicle markets:

1.	Vehicle Claims – Serving insurance customers globally, including all of the top 20 global primary property and casualty insurance carriers;

2.	Vehicle Repair – Serving over 130,000 repair shops and 330,000 vehicle technicians;

3.	Vehicle Solutions – Providing integrated management systems and marketing solutions to over 25,000 dealership locations, including nine of the top ten dealership groups in the U.S.; and

4.	Fleet Solutions – Providing a one-stop-shop for safety and performance solutions, serving the fleets of five of the ten largest consumer goods companies.

Solera’s unique combination of data assets and technology expertise, such as data science, ML, and AI, power these platforms. Our teams create business-critical SaaS solutions, including touchless claims processing, vehicle diagnostics, parts servicing, dealership inventory, and commercial fleet management. These software solutions improve our customers’ businesses by simplifying processes, increasing sales, maximizing productivity, reducing costs, and improving the experience for vehicle owners and operators.

The success of these solutions has fueled Solera’s growth and product innovation. We now serve over 280,000 customers on six continents. I am proud that we have earned the loyalty of our top 50 largest customers by revenue, who we have serviced on average for more than 15 years, and that 90 percent of our total revenue for our 2024 fiscal year was recurring.

Best of all, our long-term customer relationships help our data sets grow more useful over time. As we collect and analyze data, we gain deeper insights that help us deliver better solutions and accelerate new product development. It is a continuous cycle that allows us to solve the issues our customers face today while anticipating and proactively addressing the challenges they are likely to face tomorrow.

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Poised for Growth with a Strong Financial Foundation

With differentiated solutions, technologies, and customers, we believe we are ideally positioned for continued expansion in the estimated $164 billion total addressable market.

We also maintain substantial operating leverage, a solid balance sheet, and significant free cash flow. This financial foundation maximizes our flexibility to pursue organic growth opportunities generated by increasing demand for technologies that improve vehicle safety, streamline operations, enable data-driven decisions, enhance customer engagement, and cultivate sustainability. It also allows us to proactively pursue accretive mergers and acquisitions.

The Right Culture and Team

The exceptionally talented and experienced team we have assembled drives Solera’s success. This group of diverse leaders shares my passion for innovation, product leadership, and operational excellence. Together, we have transformed Solera into an enterprise focused on elevating our customers, delivering value, and driving long-term growth.

Solera is built on a culture that is relentless about data-driven solutions, constant innovation, and customer success. Our values say it best: We are passionate, intellectually curious, honest, and are constantly learning and improving ourselves—creating a culture designed to break barriers and provide options for our people to unlock their potential, achieve their best, and exceed our customers’ expectations.

As the personal and commercial motor vehicle industries grow and evolve, we believe Solera will lead the evolution of vehicle lifecycle management. With a large and growing market and a business built on decades of vehicle, fleet, and driver data, Solera is in an excellent position to capitalize on our capabilities to drive exceptional value for our customers, employees, and investors.

We are excited about our future and invite you to join us on this amazing ride.

Darko Dejanovic

Chief Executive Officer

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares. References in this prospectus summary to the “Company,” “Solera,” “we,” “us” and “our” refer to Solera Corp. and its consolidated subsidiaries.

Our Mission

Revolutionizing the vehicle lifecycle ecosystem through AI-powered data and software.

Overview

We are the leading global provider of SaaS solutions to the vehicle lifecycle ecosystem, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through decades of solving mission-critical business challenges facing our over 280,000 customers that operate in more than 120 countries across six continents. We believe we are the premier platform in automotive vertical software. Our AI-powered software, proprietary datasets, and powerful innovation engine deliver intelligent solutions to our clients. We provide solutions through four comprehensive SaaS platforms: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions. Our platforms help automate business-critical workflows related to claims processing, vehicle diagnostics and parts management, dealer management, and commercial fleet management.

The automotive industry, dating back over 150 years, is as large and complex as ever. Stakeholders in the ecosystem – including property and casualty (“P&C”) insurers, repair facilities, original equipment manufacturers (“OEMs”), parts suppliers, dealerships, and fleet operators – face meaningful and persistent challenges that increasingly make it difficult to operate efficiently and profitably. These businesses historically relied on multiple disparate point solutions that were internally developed or provided by various vendors. The complexity and inefficiency of managing these systems while conducting day-to-day operations can adversely impact the profitability of our customers and result in a worse end user experience. As vehicles become more complex and digitized, the cost of repairs continues to rise and repair shops continue to be short of qualified technicians. Stakeholders desire simpler, more focused, and integrated end-to-end solutions.

Our central position within the vehicle ecosystem enables us to continuously evolve our software offering to address inefficiencies in the market. We have leveraged our expertise and significant resources to build integrated platform solutions that provide intelligence and support for our customers across the entire vehicle lifecycle. This includes everything from purchase to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation to resale. Our solutions streamline and digitize mission-critical processes, which we believe can help improve business outcomes, increase sales, and enhance the user experience for our customers’ clients and end users. This differentiation also helps us capture a greater share of economic value and grow our business around the world.

Customers across the vehicle ecosystem choose Solera to maximize data intelligence and productivity, to enhance end user experience and to realize financial efficiencies. For example, P&C insurers use our software to estimate vehicle damage, repair costs, and salvage value as well as to enable the processing of claims more accurately and efficiently. Dealerships use our platform for e-Titling, fixed operations, and our dealer management solutions to manage inventory, improve end user experience, optimize customer acquisition, and increase sales more efficiently. Repair facilities use our solutions to rapidly diagnose and repair mechanical problems, enabling meaningful improvements in capacity utilization and customer retention, which in turn can help improve profitability. Fleet operators leverage our products to access real-time data to track vehicles, improve driver safety, optimize routes for more efficient delivery and to maintain compliance.

Our AI, proprietary data, and analytics capabilities underpin all that we do for our customers. Our AI-enabled and AI-powered solutions use proprietary and internally developed data and algorithm technology, of which some components are patented or patent pending. Our long operating history, large customer base and comprehensive platforms enable us to generate a vast amount of industry data to feed and refine our innovation engine and create what we believe is a substantial competitive moat for our business. We combine our technology capabilities with our deep understanding of the vehicle ecosystem to develop proprietary integrated platforms. These platforms enable us to deliver end-to-end solutions tailored to address the key challenges faced by P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. Our comprehensive solution comprises four AI-powered end-to-end platforms – Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions.

•

Vehicle Claims. AI-enabled claims management and processing solutions for automating traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

•	Vehicle Repair. A suite of digital applications providing OEM technical and diagnostic data, parts information, and experience-based repair solutions, combined with an advanced shop management system.

•

Vehicle Solutions. Software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers, managing inventory and service operations, and reselling used vehicles and parts.

•

Fleet Solutions. A comprehensive suite of video safety and driver monitoring solutions, telematics and IoT solutions, routing and navigation tools, and transportation intelligence for drivers and fleet managers in the U.S.

Our business model is designed to encourage deep integration of our business critical software into our customers’ internal systems and is characterized by highly recurring and visible revenues. For our 2024 fiscal year, 90% of our total revenues were recurring. We believe our business model creates powerful network effects whereby growth in our customer base increases the scale and quality of our data sets, which in turn improves the quality of our innovation and analytics, fueling our ability to address our customers’ needs. Over our five decade history, we have built a data moat that enables us to provide the most effective and broadest set of solutions to our customers. Our business model is explicitly designed to integrate with the full range of customers operating in various points of a vehicle’s lifecycle.

Our strong customer relationships are a key driver of our success. We believe these relationships are a result of our ability to develop innovative solutions that incorporate our deep domain expertise into products that serve mission-critical functions in our customers’ day-to-day operations. We have deep, long standing relationships with leading industry players. As of November 2023, we had over 280,000 customers in more than 120 countries across six continents, including leading P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. This includes the top 20 global primary property and casualty insurance carriers served by our Vehicle Claims platform, over 130,000 repair shops served by our Vehicle Repair platform, 9 of the top 10 U.S. dealership groups served by our Vehicle Solutions platform, and 5 of the 10 largest consumer goods companies served by our Fleet Solutions platform. Our average tenure with our top 50 largest customers by revenue is more than 15 years, with our long-standing partners having been with us for over 20 years.

Our success in building our customer base globally and expanding relationships with our existing customers has allowed us to achieve significant scale and operating profits. In our 2024 fiscal year, we generated revenue of $2.4 billion, operating income of $591.7 million, operating cash flow of $203.9 million, a net loss of $486.3 million, Adjusted EBITDA of $1.0 billion and Free Cash Flow of $93.5 million. In our 2023 fiscal year, we generated revenue of $2.4 billion, operating income of $357.7 million, operating cash flow of $160.3 million, a net loss of $380.6 million, Adjusted EBITDA of $932.2 million and Free Cash Flow of $25.3 million. In our 2022 fiscal year, we generated revenue of $2.2 billion, operating income of $226.9 million, operating cash flow of $208.2 million, a net loss of $277.8 million, Adjusted EBITDA of $951.5 million and Free Cash Flow of $94.7 million. For additional information regarding our segment revenues and non-GAAP financial measures, including a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items to the most closely comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures.”

Industry Background

The vehicle ecosystem is large, complex, and critical to the global economy. According to the Alliance for Automotive Innovation, this industry drives more than $1 trillion into the U.S. economy each year, representing 4.9% of GDP. We define the vehicle ecosystem as stakeholders that touch the vehicle during its lifecycle. This includes various businesses such as OEMs, dealerships, P&C insurers, mechanical repair facilities, parts suppliers, collision repair shops, and fleet operators. These businesses face complicated challenges that make it difficult to operate efficiently. We believe the industry needs more comprehensive solutions to digitize workflows and optimize business outcomes.

Challenges faced by industry players include:

Growing demand for vehicle maintenance due to the increasing age of vehicles in operation, rising frequency of auto accidents and increasing complexity of automobiles. In May 2023, S&P Global reported that the average age of vehicles in operation increased to 12.5 years and estimated that the vehicles in the six-to fourteen-year-old range will grow by 10 million units by 2028. Vehicles older than six years will account for 74% of the vehicles in operation by 2028. Higher interest rates have led to higher financing costs for new vehicles, making it more likely that consumers extend the life of their existing vehicles. Additionally, distracted driving and accidents have resulted in higher levels of property damage, medical costs, collision-related legal expenses and repairs. The growing complexity of vehicles and in-car technology is contributing to an increase in distracted driving incidents. Vehicles are more challenging to build, assess, and repair due to new technologies, such as advanced driver assistance systems and autonomous driving, as well as electrification, alternative fuel technology and high-tech sensors.

Heightened demand for efficiency and safety in the transportation and distribution industries. With the continued rapid growth of e-commerce, fleet managers are under pressure to minimize shipping costs and reduce delivery times, while adhering to the International Fuel Tax Agreement and Federal Motor Carrier Safety Administration (“FMCSA”) regulations, and prioritizing driver safety. Our integrated fleet management and video safety solutions help fleet managers meet these legislative and operational mandates by mitigating risky driving behavior through real-time monitoring, route optimization and compliance-related reporting automation.

Lack of digitization to date across the vehicle ecosystem. Lagging digitization has led to time consuming processes and fragmented solutions. This has created significant demand for a comprehensive set of digital solutions to manage customer journeys more effectively. As consumers increasingly expect seamless experiences, and insurers, dealerships, repair shops and fleet operators expect focused management tools, there exists a compelling opportunity for the industry to accelerate digital transformation and connect previously disparate solutions.

Technological changes are expediting the automation of the vehicle ecosystem and creating opportunities for Solera to provide prescient solutions for industry players, such as:

Widespread and rapid adoption of digital tools. The adoption of digital tools has increased significantly across the vehicle ecosystem in recent years. According to J.D. Power, 84% of automotive insurance customers who filed claims have used digital tools at some point during their claims process, and customer satisfaction is highest among companies that use digital tools. Digitalizing insurance claims processing can result in significant cost savings, improved repair cycle time, and increased agility for insurers. The cost of digitized claims processing software and services generally represents a small portion of automobile insurance companies’ claims costs.

Proliferation of mobile devices and advancements in mobile technology. The widespread use of mobile devices, coupled with continuous advancements in mobile technology, has been a critical driver of industry innovation to date. Continual improvement in device capabilities, including higher megapixel cameras and increased computing power, has enabled the fundamental technology and self-service model that we offer to customers today.

Advancements in AI. AI has become more accurate, while advancements in edge and cloud computing capabilities have made AI faster and more scalable. Meanwhile, cameras and other sensor technology have experienced rapid innovation, facilitating higher quality data capture at a lower cost. Today’s AI can quickly interpret and process large quantities of images and sensor data and use that information to automate workflows. For example, claims consumers historically have gone through intensive processes in response to auto accidents, whereas today consumers can automate much of the claims process through their mobile device.

Development of cloud-native applications. The development of cloud-native applications has made software more scalable, empowering businesses that deploy cloud-native applications to dynamically adjust resources in response to demand without incurring substantial fixed costs. Cloud-native applications allow new solutions to be readily deployed, tested, and scaled according to the evolving needs of businesses and consumers, while facing fewer constraints associated with traditional infrastructure.

Given our role at the center of this ecosystem, we believe we are uniquely positioned to take advantage of these trends. Disparate point solutions do not have the scale, breadth and depth of data to build a compelling end-to-end platform to meet customer needs and expectations in our rapidly evolving industry.

Our Global Market Opportunity

We provide end-to-end SaaS solutions to the vehicle ecosystem. Together, our end markets represent a large, underpenetrated total addressable market estimated at $164 billion for 2024 and expected to reach $287 billion in 2028, growing at a compound annual growth rate of 15% from 2023. This reflects the total addressable market of each of our platforms expected in 2024, including Vehicle Claims of $21 billion, Vehicle Repair of $3 billion, Vehicle Solutions of $44 billion, and Fleet Solutions of $96 billion, according to Frost & Sullivan, 2024.

Our Differentiated Approach

Our approach to expanding our market leadership and driving further adoption of our platform is underpinned by the following guiding principles:

•	AI-Enabled Solutions. Our technology platform and data are at the core of everything we do. Our solutions use the latest in AI- and cloud-based technologies to improve accuracy of outcomes, increase automation, and reduce friction. Using advanced data engineering and robotic process automation, we have built AI-enabled technologies to collect data across hundreds of sources and transform the data into reusable assets. We use these data assets to create cutting edge innovations and solutions and also to develop advanced predictive analytics.

•

Automotive Industry Data Leadership. We have accumulated and developed proprietary data over the past five decades creating what we believe is a leading independent market benchmark for vehicle lifecycle and fleet management solutions around the world. Our position at the center of the vehicle ecosystem provides us with a distinct perspective given our data assets. We have unique visibility across the multitude of touchpoints that occur during the lifecycle of a vehicle, which enables us to provide more intelligent insights. Our solutions have created and utilize over five petabytes of vehicle and fleet data. Our data set includes: tens of millions of vehicle identification validations; repair and estimation data covering 96% and 99% of total vehicles in operation in North America and the European Union, respectively; data from over 400 million repair claims; over 50 million monitored routes; and over 25 billion recorded driver miles annually.

•

Global Scale. We operate one of the largest and most comprehensive vertical software platforms through our presence in more than 120 countries globally. Our global scale offers many advantages, including optimization of cost across production, delivery and distribution. We serve a variety of customers across sizes with varying price elasticity, as well as geographic markets, including emerging markets, with lower technology penetration.

•

End-to-End Solutions. Our comprehensive SaaS platforms consist of leading solutions that are designed to meet the full range of our customers’ needs. Our platforms digitize mission-critical end-to-end workflows, and have the potential to provide enduring competitive advantages and create greater value for our customers. Our platforms are designed to seamlessly integrate with other solutions and parties within the vehicle ecosystem, enabling fluent transaction processes.

Our Comprehensive SaaS Platforms

The Solera SaaS platforms digitize and streamline mission-critical workflows for customers. We offer four AI-powered end-to-end platforms – Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions. Our solutions are deeply embedded in our customers’ systems, allowing for a seamless workflow experience from start to finish. This includes providing up-to-date information from purchase, to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, valuation, to resale.

Our technology and our data sets underpin all of our platforms. We leverage advanced AI, computer vision, and data science across these platforms to improve the accuracy of outcomes, automate workflows, and enable data-driven decision-making. Our long operating history, large diverse customer base and end-to-end platforms enable us to generate a vast amount of industry data to feed our analytics engine and continually increase the value of our platforms. Select examples of our deep and broad data set include, but are not limited to:

•

With 40 years of general data experience collected, our database covers over 99% of total registered vehicles in developed markets, as of November 2023. Since 2000, we have accumulated data on nearly 1.4 billion vehicles globally, positioning us as the go-to provider of comprehensive data for insurance carriers;

•

With 25 years of technical repair data experience collected, we have amassed comprehensive technical repair information covering over 130,000 repair shops, and we have processed over 350 million online repair claims globally and over 40 million manufacturer vehicle identification validations annually, positioning us as the trusted source of information for repair shops and parts suppliers;

•

With 20 years of vehicle solutions data experience collected, we cover driver violation reporting on over 90 million drivers and we facilitate over 212 million communications between vehicle owners and dealerships annually; and

•	With over 10 years of automotive fleet data collected, we monitor over 50 million fleet routes on an annual basis and over 25 billion driver miles with customizable trackers and sensors.

Our AI-Powered Solutions

Vehicle Claims

Our Vehicle Claims platform provides fully automated, touchless claims management for the entire vehicle claims management process in the P&C insurance marketplace. Additionally, we also offer solutions for efficient processing of property claims. Our software enables our customers to automate claims processing and helps them lower administrative expenses, reduce repair costs, and improve policy holders’ experience.

Key functions of the vehicle claims platform include capturing first notice of loss, leveraging AI to capture accident-related damage, exchanging claims-related information, creating quick and accurate estimates using our proprietary AI-enabled technology, assessing repair requirements, scheduling repairs, automating vehicle parts orders, and enabling settlement and salvage disposition through a secure electronic auction network. We have processed over 1.5 billion images taken through guided image capture to date, with over 1.5 million new images added per week. This auction network conducted over one million transactions in 2023 and is a leading platform in Europe for the resale of damaged and used vehicles.

For property claims, we utilize what we believe is one of the industry’s largest databases of verified repair costs to deliver accurate cost estimates across all types of structural property claims. Our system enables insurance carriers to direct claims to their network of repairers based on agreed prices, conduct invoice audits, and automatically trigger payments, providing enhanced transparency and efficiency in the claims process.

Vehicle Repair

Our Vehicle Repair platform provides solutions for the service, maintenance and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently and profitably by lowering repair cycles and improving quality. The platform contains integrated assets that combine OEM technical and diagnostic data, parts information, master technician provided intelligence, and salvage management capabilities. This includes over 10.5 million annual service inspections, 358 million parts repaired or replaced each year, and 145 million green parts available.

Repair and Diagnostics

With proprietary data covering real world vehicle issues, we believe that our solutions deliver the most reliable information for experiential-based vehicle service and repair in the world and represent the industry standard. We are also a leading global source of OEM diagnostic and technical data and information for the vehicle service, maintenance and repair industry.

We provide a repair hotline that connects professional automotive technicians across North America live with ASE-certified master mechanics who provide diagnostic services and repair guidance. We supplement hotline data with OEM-authored information and factory manual content, providing a comprehensive solution for vehicle problems of any type.

Vehicle Parts Procurement

Our solutions automate the entire parts procurement process, eliminating redundant or manual tasks for insurers, shops, parts suppliers, and other stakeholders. We provide a web-based solution for sourcing, pricing and purchasing vehicle parts from the optimal source, which covers OEM, second life, aftermarket and surplus parts.

Vehicle Solutions

Our Vehicle Solutions platform digitally enables customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, dealerships, commercial fleets, and insurance carriers. These industry-leading solutions address consumer-facing touchpoints and transactions in the vehicle lifecycle. As of November 2023, our Vehicle Solutions platform facilitated approximately 212 million annual vehicle owner communications.

Dealer Marketing and Customer Relationship Management

We offer on-demand omni-channel dealer marketing and customer relationship management solutions enabling dealerships to manage sales and marketing, inventory, payments, and other back-end systems. Our solutions enable highly automated digital marketing across social media, display, and search. Our solutions also streamline dealership workflows, including, customer check-ins, vehicle inspections, mobile text approvals and payments, vehicle registration and titling, and pick-up and delivery.

Dealership Workflow Management Tools

We provide leading dealership management and inventory and lot management systems for dealerships to seamlessly conduct their day-to-day transactions. Our management system includes built-in accounting, sales, parts and service management software. Our inventory management tool enables dealerships to prioritize, price, and conduct market analysis on their inventory. We also offer solutions to help dealers and their customers manage and secure their inventory through our LoJack solution, which allows dealers to more efficiently audit inventory and recover stolen vehicles.

Vehicle Valuation

We provide integrated solutions for asset identification, valuation, and cost of ownership management for dealers. We also offer extensive databases for the identification of new and used vehicles. We deliver accurate valuation of vehicles, which on average take less than two minutes from open to close, based on sales data by country, indexed by manufacturer, model, and derivative. We also provide total cost of ownership analysis by providing a complete understanding of a vehicle’s overall cost based on service, maintenance and repair costs, as well as depreciation data.

Driver Event Monitoring and Risk Management

Our solutions enable insurance carriers, fleet operators, and governments to identify, quantify, and remediate driving risks. We believe that we provide the most comprehensive violation monitoring coverage in the U.S. As of May 2024, our risk management solutions monitored over 90 million drivers per month, over 2 million fleet drivers per day and over 31 million households per month. Our risk management products also processed over 500 million transactions per month in calendar year 2023.

Digital Identity Creation and Management

Our Digital Identity solutions enable users to create, authenticate, and utilize online digital identities, enabling individuals to conduct communications with businesses and governments in a secure and high-assurance environment. Users can sign contracts, letters and other documents with an electronic signature that is safe and legally binding. Dealerships and repair shop managers rely on our Digidentity solutions to verify identities of their technicians.

Fleet Solutions

Our Fleet Solutions platform provides AI-powered solutions for the trucking industry. It provides users with real-time data analytics, route-optimization, integrated solutions, telematics, compliance, and safety solutions. Our fleet solutions are powered by data, and our platform analyzes 25 billion recorded miles annually.

Telematics (Fleet Management)

Our solution offers detailed data on vehicle health, driver performance, fuel consumption, and end-to-end, real-time location tracking and monitoring. We provide predictive analytics to proactively manage fleet performance which helps minimize downtime and maximize fleet utilization.

Route Optimization

Our solution leverages mathematical algorithms and AI to create optimal vehicle routing. This technology leverages real-time data on traffic, weather conditions, road restrictions, delivery windows, and vehicle capacity to generate the most efficient routes for fleet operators and adjust routes in response to unexpected changes in conditions. These efficiencies can help improve on-time delivery, optimize fleet utilization, and reduce fuel consumption.

Compliance

Our compliance solution enables fleet operators to meet on-going and evolving regulatory requirements. Compliance stipulations require operators to monitor and report on driver hours of service, vehicle maintenance schedules, and to provide related documentation. Our solution also facilitates record-keeping, audits and inspections for operators to meet their compliance needs.

Video-Based Safety

Video-based safety is an AI-driven solution designed to monitor and enhance safety practices for fleet operators. It utilizes edge-computing enabled devices to analyze driver behavior and identify unsafe situations. It can generate alerts triggered by actions such as distracted driving, harsh braking, or unsafe lane departures, providing real-time feedback to drivers and fleet managers. We work with fleet operators to design and implement comprehensive safety programs, leveraging the advanced data and analytics capabilities of our solutions.

Analytics and Reporting

Our analytics and reporting solution captures and analyzes proprietary data from a variety of point solutions within our fleet platform. This data, combined with our advanced data analytics capabilities, enables our customers to derive insights about their business. Data that is available through this solution includes fleet utilization rates, driver-centric data, fuel consumption, route efficiency data, and overall fleet performance evaluation. In addition to a comprehensive view into customers’ fleet operations, it utilizes predictive analytics to help fleet operators make forward-looking decisions based on trends in historical data.

Our Attractive Business Model

Our software is mission-critical with deep integration into our customers’ internal systems and operating workflows. This results in highly recurring revenues. For our 2024 fiscal year, 90% of our total revenues were recurring. Our business benefits from powerful network effects, allowing our customer relationships and our customer base to grow, along with our data assets. As we collect and synthesize more data from our customers’ transactions, we provide deeper insights and analytics. We believe this, in turn, leads to accelerated product development. We also believe we have one of the most comprehensive suites of solutions to address the vehicle lifecycle, we provide a holistic offering. We believe these network effects enable us to expand our customer base and improve our customer retention.

Our unique go-to-market approach enables us to reach a broad set of customers, ranging from global insurers to small, independent operators. We reach customers through a combination of (i) global accounts teams, who are focused on large global organizations with deep rooted strategic engagement, (ii) local in-country field sales teams, who are focused on country specific enterprise customers, and (iii) inside sales teams, who are focused on independent rooftops and small organizations. These sales teams are supported by integrated and highly collaborative account management specialists that drive retention and cross-selling and sales operations teams who help us achieve an effective performance management system.

Benefits of Our Solutions

We empower our customers to succeed in the digital age by providing them with integrated end-to-end platforms that help improve vehicle safety, streamline operations, enable data-driven decisions, enhance customer engagement, and cultivate sustainability. Our comprehensive SaaS platforms provide the following benefits to our customers:

Optimized Workflows. Given the complexity of the vehicle lifecycle, many of our customers spend significant time managing disparate activities and systems in their day-to-day operations. Our integrated SaaS platforms provide our customers with a seamless workflow experience, significantly streamlining their operations and allowing them to spend more time serving their customers, driving sales, and growing their businesses.

Increased profitability. Our solutions offer significant operational efficiencies for our customers, reducing both processing time and operational costs, which help to drive improved profit margins. For example, based on customer feedback, certain insurers using our Vehicle Claims solutions have experienced a nearly 20% reduction in repair cycle time and approximately 5% reduction in processing costs.

Enhanced customer experience. Embedded in our integrated suite of solutions is a comprehensive customer relationship management platform that manages sales and marketing and promotes proactive customer engagement. As an example, our omni-channel dealer marketing and customer relationship management solution enables dealerships to conduct periodic check-ins and effectively communicate with their customers, which promotes customer satisfaction and can drive higher sales.

Increased business performance through intelligent and actionable insights. With the help of our platforms, our customers gain access to actionable intelligence and predictive analytics driven by what we believe to be the world’s largest collection of data across the vehicle lifecycle. For example, the Data Analytics solution in our Vehicle Claims platform transforms decades of raw industry data into powerful insights, which our customers can use to deepen relationships with their clients and help drive increased loyalty and higher sales.

Risk Mitigation. Our SaaS platforms enable our customers to operate more safely. Our Vehicle Claims and Vehicle Repair platforms help customers navigate the immediate aftermath of a vehicle collision and the subsequent repair of the involved vehicles. We help actuate safe repairs in line with OEM, regulatory, and industry best practices. Our Fleet Solutions platform helps fleet operators systematically reduce risky driving behavior and prevent collisions.

Why We Win

Solera’s differentiation is rooted in our integrated platforms, deep and global relationships, proprietary vehicle data, and AI leadership, which allow us to win.

Integrated end-to-end platforms: Our comprehensive SaaS platforms digitize and streamline mission-critical workflows for customers. We offer four AI-powered platforms that can be deeply embedded in our customers’ systems, allowing for a seamless workflow experience from start to finish. This includes everything from purchase, to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation, to resale. Our platforms offer tailored solutions at each stage of the vehicle lifecycle, in turn providing our customers with access to a holistic solution for their unique needs. The added ability to integrate our platforms with other solutions and parties within our industry enables fluent transaction processes.

Trusted relationships: Our customers view us as a trusted partner. With deep roots in our industry and trusted brands for over five decades, our thought leadership and continued innovation have earned us the confidence of our global customer base and strategic partners. This is evidenced by our relationships with key stakeholders—the top 20 global primary property and casualty insurance carriers in our Vehicle Claims business, over 130,000 repair shops in our Vehicle Repair business, 9 of the top 10 U.S. dealership groups in our Vehicle Solutions business, and the fleets of 5 of the 10 largest consumer goods companies in our Fleet Solutions business. We believe the strength of our global infrastructure and the compliance that underpin our solutions are core differentiators that drive customer trust.

Global scale and reach. Globally, we are a leading provider of AI-powered claims management and a leading provider of vehicle repair solutions. We serve customers in over 120 countries across six continents. In North America, we are one of the largest providers of automotive dealer management and marketing solutions and one of the largest providers of video safety software solutions for commercial fleet operators. We believe our leadership position enables us to further expand in existing markets and provides significant advantages to launch new products at global scale. As we add new solutions to our comprehensive offering, the incremental costs of tailoring our solution to each new geography is low given our highly scalable technology, significant operating efficiencies, and first-hand knowledge of our customers’ needs at a local market level.

Platform breadth. Our business model is highly diversified by geographic market, by customer type, and by solutions and services offered. We have over 280,000 customers across more than 20 products across North America, Europe, South America, Asia, Australia and Africa as of November 2023. Our customers include P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators, with no single customer representing more than 3% of our total revenue for our 2024 fiscal year. We can serve customers operating across multiple geographies with an integrated solution that enables them to access our platforms for claims, repair, valuation, customer engagement, and more. We believe the breadth of our offerings enables us to further penetrate our existing customer base, acquire new customers, capture a greater share of economic value, and grow our business aggressively around the world.

Vast data footprint with deep AI capabilities. We are differentiated by the breadth of our proprietary and continuously growing data sets and our application of AI across our products and services. We have decades of experience transforming industry data across billions of transactions into actionable intelligence. Our proprietary data span customer acquisition and retention; vehicle and property claims; total loss; driver underwriting and monitoring; vehicle validation and valuation; repair estimation; service and maintenance; OEMs, aftermarket and salvage parts; and additional vehicle, driver and fleet related processes and information. Our deep data asset enables us to implement robust AI applications into our solutions. We have invested considerable resources and time to develop our data capabilities and adapt these capabilities for use in local markets around the world, which we believe represent significant barriers to entry to competitors.

Powerful Connectivity of Solutions. We benefit from network effects that compound as we expand our business globally. As our customers recognize the key benefits of our solutions, we believe they will choose to use our platforms for multiple solutions and more frequently collaborate with us as a strategic partner. Our data asset insights continue to improve as our relationships and customer base grow. As we collect and synthesize more data from our customers’ transactions, we provide deeper insights. Through the application of AI, we accelerate new product development. We believe these network effects enable us to identify unique customer pain points across the vehicle lifecycle and accelerate the testing and rollout of new products to market, thereby increasing both the number of customers and our customer retention.

Our Growth Strategies

We intend to further strengthen our position as a leading provider of technology solutions for vehicle management needs globally. We believe our leading position today enables us to continue capturing market share and growth within our core markets. Furthermore, we believe we are well-positioned to capture growth from greenfield opportunities. Key focus areas of our growth strategy include:

Continuously developing innovative solutions. We believe our combination of efficient product development, extensive and ever-growing data assets, and a culture of innovation position us to introduce new solutions and refine existing solutions. We aim to extend our market leadership by continuously bringing new products to market. For example, our AI-enabled flagship solution Qapter enables fully–automated processing of automotive claims and builds on our existing strength within the vehicle claims market. We deployed Qapter to 42 countries in less than 12 months, and it is currently deployed in 53 countries.

Expanding sales within our existing customer base. We have a proven track record of providing greater value to our existing customers, thereby expanding the scope and depth of our relationships. We believe that as our customers look to further digitize their operational workflows, they leverage additional solutions available on our platforms.

We continue to focus on growing revenue by (i) upselling existing products and (ii) introducing new products to existing customers. For example, between 2014 and 2023, we grew revenue from operations in Australia by approximately 8.7 times. During the same period, we expanded our product offerings in Australia from solely claims estimation to parts, vehicle repair and property claims product offerings.

Winning new customers. As a result of our global reach and the breadth and depth of our SaaS offerings, we have expanded our customer base to over 280,000 as of November 2023. We believe there is substantial opportunity to continue to expand our customer base. We plan to continually invest in our sales and marketing to promote brand awareness, introduce new innovations, and leverage the strength of our established platforms to acquire new customers.

Expanding to new markets. We have a proven ability to expand into new geographic markets and introduce new products into markets where we have an existing footprint. Our global footprint currently extends to over 120 countries and we intend to grow each of our markets, expanding into new geographies and adjacencies with our comprehensive product portfolio. As discussed above, it took us less than 12 months to deploy our innovative AI-enabled flagship Qapter solution in 42 countries, a testament to our ability to efficiently scale new solutions. Our large geographic footprint also allows us to test new solutions in specific markets before launching on a larger scale. We integrated our video-based AutoData Training solution as an add-on to our AutoData product in Australia and New Zealand, where it garnered nearly 99% adoption by existing AutoData customers since September 2022. As a result, we subsequently rolled out this add-on in key European markets, where it achieved 64% adoption within 12 months.

Opportunistically pursuing strategic and synergistic acquisitions. With over 50 completed acquisitions and over $8 billion of capital deployed on acquisitions since 2006, we have a long and successful track record of acquiring businesses to drive expansion and bolster our technology and solution set. Given the fragmented nature of our industry and ongoing need for innovation, we believe that we are the natural acquirer of choice across highly fragmented markets and are well-positioned to execute upon our deep pipeline of potential targets to capture additional growth and market share globally.

Recent Operating Results (Preliminary and Unaudited)

We are in the process of finalizing our results as of and for the three months ended June 30, 2024. We have presented below certain preliminary results representing our estimates for the three months ended June 30, 2024, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of June 30, 2024 or our results of operations for the three months ended June 30, 2024. We have provided ranges, rather than specific amounts, for the preliminary estimates for the unaudited financial and other data described below primarily because our financial closing procedures for the three months ended June 30, 2024 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. We expect to complete our interim financial statements for the three months ended June 30, 2024 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial information set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our interim financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors”, “Forward-Looking Statements” and our consolidated financial statements and related notes included in this prospectus and the registration statement of which this prospectus forms a part. Adjusted EBITDA is a supplemental measure that is not calculated and presented in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures” for a definition of Adjusted EBITDA.

	Three months ended June 30, 2024				Three months ended June 30, 2023
	Low (estimated)		High (estimated)
	(in thousands, except percentages)
Consolidated Statements of Loss Data (unaudited):
Revenues	$		$		$608,764
Operating Income					133,328
Non-GAAP Financial Data (unaudited):
Adjusted EBITDA (1)	$		$		$246,957
Adjusted EBITDA margin		%		%	40.7%

(1)

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs, asset impairment charges, acquisition and related costs, litigation related expenses, other income and expense items (including special non-recurring items), share-based compensation, and management charges. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. However, we cannot reconcile our estimated range of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure for the three months ended June 30, 2024, without unreasonable efforts because we are unable to estimate our income tax (expense) benefit for the period, as we are in the process of evaluating our tax attributes across our U.S. and foreign tax jurisdictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures” for a discussion of Adjusted EBITDA, why we believe this measure is important and certain limitations regarding this measure. For the three months ended June 30, 2023, depreciation and amortization, restructuring charges and other costs associated with exit and disposal activities, asset impairment charges, acquisition and related costs, litigation and related expenses and share-based compensation expense were $100.1 million, $2.3 million, $0.0 million, $(0.9) million, $2.9 million and $9.3 million, respectively. For the three months ended June 30, 2024, depreciation and amortization, restructuring charges and other costs associated with exit and disposal activities, asset impairment charges, acquisition and related costs, litigation and related expenses and share-based compensation expense were $   , $   , $   , $   , $    and $   , respectively.

We expect total revenue of $    (the midpoint of the expected range above) for the three months ended June 30, 2024 compared to the three months ended June 30, 2023, driven by     .

We expect operating income of $    (the midpoint of the expected range above) for the three months ended June 30, 2024 compared to income from operations of $133.3 million for the three months ended June 30, 2023, driven by     .

We expect Adjusted EBITDA Margin of    % (the midpoint of the expected range above) and Adjusted EBITDA of $    million (the midpoint of the expected range above) for the three months ended June 30, 2024 compared to Adjusted EBITDA Margin of 40.7% and Adjusted EBITDA of $247.0 million for the three months ended June 30, 2023, driven by    .

Our Principal Shareholder

We have a valuable relationship with our principal shareholder, Vista, a leading technology investor. In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with Vista that provides Vista the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.

The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns, in the aggregate, 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. Vista’s nominees must comply with applicable law and stock exchange rules. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Vista is a leading global investment firm with approximately $100 billion in assets under management as of December 31, 2023. The firm exclusively invests in enterprise software, data and technology-enabled organizations across private equity, permanent capital, credit and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, clients and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future—a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity.

General Corporate Information

Solera Corp. was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Global Corp. was formed as a Delaware corporation on August 20, 2021 for the purposes of facilitating the Omnitracs Acquisition and other transactions and had no assets or operations prior to December 27, 2021. Solera Corp. is a holding company and upon consummation of this offering its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp.

Solera Holdings, Inc., our predecessor ultimate parent entity, went public in 2007 and was subsequently taken private by funds affiliated with Vista in 2016.

Our principal executive offices are located at 1500 Solana Blvd., Building #6, Suite 6300, Westlake, Texas 76262. Our telephone number is (817) 961-2100. Our website address is https://www.solera.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Ownership and Organizational Structure

Solera Corp. is a Delaware corporation formed to serve as a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries, including Solera Global Corp.

In connection with the Organizational Transactions:

•	We will amend and restate the certificate of incorporation of Solera Corp. to reflect the terms described under “Description of Capital Stock;”

•

Through a series of internal reorganization transactions, (i) the outstanding units of Omnitracs held by holders other than us will be contributed to us in exchange for      shares of our common stock and (ii) the outstanding equity interests held by all equityholders of Solera Global Corp. will be contributed to us in exchange for      shares of our common stock; and

•

Our second lien term loan credit facility (the “Second Lien Term Loan Facility”) will be extinguished on account of a non-cash equity contribution by our legacy equityholders (the “Equity Contribution”) immediately prior to the consummation of this offering and a cash payment with respect to the capitalized accrued and unpaid interest thereunder using a portion of the proceeds of this offering. No new equity of Solera Corp. will be issued on account of the Equity Contribution. The Equity Contribution will result in an increase to our additional paid-in capital. For more information, see the section entitled “Unaudited Pro Forma Financial Information.”

In connection with the Equity Contribution, all of the equity of Solera Global Corp. outstanding immediately prior to the consummation of this offering (after giving effect to the other Organizational Transactions) will be transferred to two newly-formed special purpose vehicles (the “SPVs”) formed for the benefit of Vista and our other existing equityholders and KSISH (as defined herein), as indicated in the structure chart below, and then pledged by the applicable SPV as collateral in support of a loan to such SPV (the “SPV Loans”). The SPV Loans will effectively finance the Equity Contribution substantially concurrently with the consummation of this offering. The lenders under each SPV Loan will not have any “margin call” rights or other ability to sell the pledged shares on account of a decline in our share price. Additionally, interest on the SPV Loans is payable-in-kind at the option of each SPV, and therefore is expected to accrue with no required cash interest payments during the term of the SPV Loans. To the extent an SPV Loan is not repaid or refinanced prior to its maturity in approximately 3.5 years, a mandatory prepayment event under such SPV Loan occurs or an event of default under such SPV Loan otherwise occurs, the principal and the accrued and unpaid interest would become due and payable at that time, which could result in the sale of the pledged shares. All of the shares of common stock of the Company other than those sold in connection with this offering are held through the two SPVs. Each SPV is subject to the 180-day lock-up period. After the completion of the lock-up period and prior to the maturity date, the SPVs are permitted to sell pledged shares from time to time, subject to satisfying certain coverage ratios and other conditions under the applicable SPV Loan. Notwithstanding the pledge of all of the shares of common stock beneficially owned by the SPVs, unless and until an event of default occurs under the SPV Loans, the SPVs will retain all economic and voting rights in respect of such pledged shares.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering, Vista will control approximately    % (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full) of the voting power in Solera Corp. See “Principal Shareholders” for additional information about Vista.

The diagram above assumes no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares of common stock in full, (i) the holders of common stock other than Vista will have     % of the voting power in Solera Corp. and (ii) Vista will have     % of the voting power of Solera Corp.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The following is a summary of the principal risks we face.

•

Current uncertainty in global macroeconomic, including the impact of the current inflationary and interest rate environments, and geopolitical conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

•	Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

•	Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets.

•	The time and expense associated with switching from our competitors’ software and services to ours may limit our growth.

•	Our operating results may be subject to volatility as a result of exposure to interest rate variability and foreign currency exchange risks.

•

Our operating results may vary widely from period to period due to the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors.

•

Our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional-based products and services. If the number of such subscriptions or the volume of such transactions is not maintained or diminishes, or if our business model changes as the industry evolves, our operating results may be adversely affected.

•

We are currently making, and anticipate making additional, strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector.

•	We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

•

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in certain activities.

•

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes or our present or future product offerings are diminished or made obsolete in the marketplace, our market share and revenues will decline.

•

Our software, services and solutions rely on information generated by third parties and communication services vendors and any interruption of our access to such information or disruption of service from such communication services vendors could materially harm our operating results.

•

Third parties may claim that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, and we could be prevented from selling our software or suffer significant litigation expenses even if these claims have no merit.

•

We may be unable to obtain, maintain, enforce, defend and otherwise protect our intellectual property or other proprietary rights, which would harm our business, financial condition and results of operations.

•

Some of our products utilize software and technology licensed by third parties. If we fail to comply with our obligations under license or technology agreements with such third parties, we may be required to pay damages and we could lose license rights that are critical to our business, the loss of which could negatively affect our business.

•	We are subject to risks associated with our international business activities.

•

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software, services and solutions in those jurisdictions.

•	Regulatory developments could negatively impact our business.

•

Privacy laws, regulations and standards may interfere with our business, subject our company to large fines or require us to change our products and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our products and services.

•

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results; we may not be able to utilize all of our tax benefits before they expire.

•

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

•	Currently, affiliates of Vista Equity Partners indirectly control us and their interests may conflict with our interests.

The Offering

Issuer	Solera Corp.

Common stock offered by us	shares (or shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to shares of common stock from us within 30 days of the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares of common stock (or shares of common stock if the underwriters’ option is exercised in full).

Voting	Each share of our common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

Use of proceeds

We estimate, based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $    million (or $    million if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds (i) to repay $    million of our outstanding indebtedness under our first lien term loan credit facility (the “First Lien Term Loan Facility”), under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, (ii) to repay $    million of outstanding capitalized accrued and unpaid interest under the Second Lien Term Loan Facility, under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024, (iii) to repay $    million of outstanding indebtedness under our five-year senior secured first lien super priority revolving credit facility (the “Revolving Credit Facility” and the loans thereunder, the “Revolving Loans”), under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, (iv) to repay $   of the Related Party Note (as defined herein), under which $94.8 million was outstanding and which had an interest rate of 7.4% as of

March 31, 2024, (v) for general corporate purposes, and (vi) to pay expenses incurred in connection with this offering and the other Organizational Transactions. To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used to repay additional outstanding indebtedness.

An affiliate of Goldman Sachs & Co. LLC acts as administrative agent and lender under the Revolving Credit Facility and the First Lien Term Loan Facility, and affiliates of each of Morgan Stanley & Co. LLC and Jefferies LLC are also lenders thereunder. In addition, affiliates of certain of the other underwriters are lenders under the Revolving Credit Facility, the First Lien Term Loan Facility and/or the Second Lien Term Loan Facility. As a result, such affiliates will receive a portion of the net proceeds of this offering used to repay outstanding loans under such facilities. See “Underwriting.”

See “Use of Proceeds” and “Organizational Structure.”

Controlled company	After this offering, assuming an offering size as set forth on the cover page of this prospectus, Vista will control approximately % of the voting power (or % of our common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full) in us. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends on our common stock in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant.

Registration Rights Agreement

We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of our shareholders, including Vista, in connection with this offering. The Registration Rights Agreement will provide such holders and certain of their affiliates registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such holders can require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of common stock. The Registration Rights Agreement will also provide for piggyback registration rights for certain of our shareholders and certain of their affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE trading symbol	“SLRA”

Unless otherwise indicated, all information in this prospectus:

•	assumes the effectiveness of the Organizational Transactions;

•	gives effect to the -for-one stock split of our shares of common stock;

•	assumes an initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus;

•	assumes that the underwriters’ option to purchase additional shares of common stock is not exercised;

•

excludes      , subject to vesting, issued to certain of our executive officers and certain other employees, with a weighted average participation threshold of $    per unit. See “Executive Compensation—2024 Omnibus Incentive Plan” for a discussion of the participation thresholds;

•	excludes shares of common stock reserved for issuance under our 2024 Employee Stock Purchase Plan (the “ESPP”), which will be adopted in connection with this offering; and

•

excludes      shares of common stock reserved for issuance under the Solera Corp. 2024 Omnibus Incentive Plan, including:      that we will issue to certain employees in connection with the completion of this offering and (ii)      that we will issue to certain of our independent directors upon completion of this offering and that vest on the first anniversary of the grant date.

Summary Historical and Pro Forma Financial and Other Data

The following tables present, as of the dates and for the periods indicated, (1) the summary historical financial and other data for Solera Global Corp. and its consolidated subsidiaries and (2) the summary unaudited pro forma financial data for Solera Corp. and its consolidated subsidiaries. See “Basis of Presentation” for more information. Solera Corp. was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Global Corp. was incorporated as a Delaware corporation in August 2021. Prior to December 27, 2021, Solera Global Corp. had not conducted any business transactions or activities. Solera Corp. is a holding company and upon consummation of this offering its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp. Solera Global Corp. is the predecessor to, and following the Organizational Transactions, a wholly owned subsidiary of, Solera Corp. Solera Corp. will be the reporting entity upon completion of this offering. The summary consolidated statements of loss data for the 2024, 2023 and 2022 fiscal years and the summary condensed and consolidated balance sheet data as of March 31, 2024 and 2023 presented below have been derived from the audited consolidated financial statements and notes of Solera Global Corp. and its subsidiaries included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma financial data for our 2024 fiscal year gives effect to the Organizational Transactions as described in “Organizational Structure” and the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Financial Data.” The summary unaudited pro forma financial data as of and for the fiscal year ended March 31, 2024 gives effect to the Organizational Transactions as described in “Organizational Structure” and the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Financial Data.” Adjustments are presented as if all such transactions had occurred on March 31, 2024 for the unaudited pro forma condensed and consolidated balance sheet and April 1, 2023 for the unaudited pro forma condensed and consolidated statement of loss for our 2024 fiscal year. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma financial data. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

	Solera Global Corp. Historical			Solera Corp. Pro Forma
	Year ended March 31,			Year ended March 31,
(in thousands)	2024	2023	2022	2024
Consolidated Statements of Loss Data:
Revenues	$2,444,150	$2,360,387	$2,205,076	$
Operating Expenses:
Cost of revenues, excluding depreciation and amortization	967,934	959,293	846,612
Selling, general and administrative, excluding depreciation and amortization	465,099	516,930	609,770
Acquisition and related costs	11,809	70,230	88,987
Depreciation and amortization	398,812	437,824	400,828
Asset impairment charges	3,698	11,713	15,855
Restructuring charges and other costs associated with exit and disposal activities	5,117	6,688	16,088

Total operating expenses	1,852,469	2,002,678	1,978,140

Operating income	591,681	357,709	226,936
Other expense (income), net	7,300	(2,378)	(20,283)
Interest expense, net	938,473	690,828	465,032

Net loss before income taxes	(354,092)	(330,741)	(217,813)
Income tax provision	132,177	49,821	59,979

Net loss	(486,269)	(380,562)	(277,792)
Net income (loss) attributable to noncontrolling interests	(14,697)	(6,029)	1,937

Net loss attributable to Solera Global Corp. and Solera Corp., as applicable	$(471,572)	$(374,533)	$(279,729)	$

	As of March 31, 2024
(in thousands)	Solera Global Corp. Historical	Adjustments	Solera Corp. Pro Forma
Consolidated Balance Sheet Data (at period end):
ASSETS
Current assets:
Cash and cash equivalents	$163,472	$	$
Accounts receivable, net	413,499
Other receivables, net	27,315
Prepaid assets	86,421
Other current assets	204,416

Total current assets	895,123
Property and equipment, net	108,870
Goodwill	6,608,067
Intangible assets, net	1,489,877
Other noncurrent receivables, net	15,256
Other noncurrent assets	209,842
Deferred income tax assets	68,814

Total assets	$9,395,849	$	$

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$216,294	$	$
Accrued expenses and other current liabilities	470,699
Deferred revenue	254,592
Income taxes payable	44,515
Current portion of long-term debt	53,555
Current operating lease liabilities	14,282

Total current liabilities	1,053,937
Long-term debt, net	8,088,603
Operating lease liabilities, net of current portion	36,576
Related party note	94,848
Other noncurrent liabilities	326,652
Deferred income tax liabilities	155,441

Total liabilities	$9,756,057	$	$
Commitments and contingencies
Redeemable noncontrolling interest	142,857
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share	—
Additional paid-in capital	3,061,332
Accumulated deficit	(3,540,308)
Accumulated other comprehensive loss	(243,165)

Total Solera Global Corp. and Solera Corp., as applicable, stockholders’ equity (deficit)	(722,141)
Noncontrolling interests	219,076

Total stockholders’ deficit	(503,065)

Total liabilities, mezzanine equity and stockholders’ equity (deficit)	$9,395,849	$	$

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before making a decision to invest in our common stock. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus. Unless otherwise stated or the context otherwise requires, references in this section to “we”, “us”, “Solera” or “the Company” refer to Solera Corp. on a consolidated basis.

Risks Related to Our Business and Strategy

Current uncertainty in global macroeconomic, including the impact of the current inflationary and interest rate environments, and geopolitical conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have experienced significant fluctuations in many countries where our products and services are sold, and may remain volatile for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and could cause our customers and potential customers to slow, reduce or refrain from spending on our products. In addition, external factors that affect our business have been and may continue to be impacted by global macroeconomic and geopolitical conditions. Examples include:

•

Supply Chain Disruptions & Semiconductor Chip Shortage: We have previously experienced severe disruptions to the supply chain with respect to components and finished goods, including new vehicle deliveries. These issues first arose during the COVID-19 pandemic and other geopolitical events and may reoccur in the future.

The prior global semiconductor chip shortage impacted our ability to source components for the assembly of hardware used in our fleet businesses, which resulted in increased component costs and longer lead times to supply such hardware to our customers.

•

Number of Insurance Claims Made: The number of insurance claims made can be influenced by factors such as unemployment levels, the number of miles driven, vehicle technological safety advancements, rising gasoline prices, the number of uninsured drivers, rising insurance premiums and the insured opting for lower coverage or higher deductible levels, among other things. Fewer claims made can reduce the transaction-based fees that we generate.

•

Transportation and Logistics Sector: We serve many of the leading transportation and logistics providers in North America. Transportation and logistics sector performance is highly correlated to overall consumer and industrial economic activity. As a result, changes in the macroeconomic environment can drive material fluctuations in supply and demand in the industry impacting freight tonnage, pricing, profitability, capacity and overall investment in the transportation sector. There is currently a shortage of commercial fleet drivers, resulting in fewer commercial fleet vehicles on the road. Through our fleet businesses, as a provider of technology solutions to this industry, we have exposure to these fluctuations, which can impact our revenue and profitability. This impact is particularly felt in our smaller size fleet customers.

•

Increase in Vehicle Financing Costs: The recent increase in the cost of vehicle financing has lowered demand for vehicles and reduced the monthly payment capacity that consumers have for add-ons at the finance and insurance desk, such as LoJack. This could have a negative effect on our dealership and fleet businesses and adversely affect our business, financial condition and results of operation.

•

Automobile Usage-Number of Miles Driven: Several factors can influence miles driven, including gasoline prices and economic conditions. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate. Many of our markets around the world continue to experience or have recently experienced volatility, as well as reduced number of miles driven on account of increased gasoline prices and continuing virtual work-from-home environment.

•

Russian Actions in Ukraine: On February 24, 2022, the Russian Federation commenced a military invasion of Ukraine. Russian actions with respect to Ukraine have resulted in certain sanctions and export controls being imposed on Russia, Russian-occupied regions of Ukraine, and certain Russian and other ex-U.S. persons by the U.S., the European Union and its member states, the United Kingdom and other jurisdictions, as well as counter-sanctions imposed by Russia targeting non-Russian persons operating in Russia. The conflict between Russia and Ukraine, including related economic sanctions, has led to disruption, instability and volatility in global markets, including foreign exchange rates, and industries that could negatively impact our business. Our commercial operations in Russia and Ukraine are neither financially nor operationally material to the Company; however, we cannot predict the impact of Russian actions in Ukraine and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions, heightened inflation and cyber disruptions or attacks. Any such disruptions or resulting sanctions have adversely affected our business, and may continue to adversely affect our business.

•

Israel-Hamas War: Geopolitical tensions and ongoing conflicts in the Middle East, particularly between Israel and Hamas, may lead to global economic instability that could materially affect our business. It is not possible to predict the broader consequences of the Israel-Hamas war, including related geopolitical tensions, and the measures and actions taken by other countries in respect thereof, potentially including related economic sanctions, which could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. While it is difficult to predict the impact of any of the foregoing, the Israel-Hamas war may increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition and results of operations.

•

Inflation and Interest Rates: Inflation impacts all of our operating expenses. Our profitability depends in part on our ability to anticipate and react to changes in operating costs, including real estate leasing costs and labor. During 2022 and 2023, we experienced accelerating labor and supply price inflation. To the extent we experience increasing operating costs or increase compensation or benefits to our team members, our operating costs will increase. Some of the primary factors that have caused and could continue to cause our operating costs to increase include wage inflation. We have focused on adjusting our pricing strategy, streamlining staffing and other operational procedures in response to inflationary pressures. However, if such increases continue to occur or exceed our estimates and if we are unable to increase the prices of our product offerings or achieve cost savings to offset the increases, including as a result of wage or price inflation, then our results of operations will be harmed. Even if we increase prices in response to cost increases, such price increases may not be sustainable and could lead to declines in market share as competitors may not increase their prices or consumers may decide not to pay the higher prices. Additionally, the existence of inflation in the economy has resulted in and may continue to result in higher interest rates and capital costs, including as a result of impact on our borrowings at variable interest rates under our first lien credit agreement (the “First Lien Credit Agreement”) and our second lien credit agreement (the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, the “Credit Facilities”). As of March 31, 2024, $8.4 billion of our indebtedness is variable rate indebtedness.

Accordingly, we cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or in particular economic markets. These and other economic factors could have a material adverse effect on demand for or utilization of our products and on our business, results of operations, cash flows or financial condition.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

The markets we participate in are highly competitive. Our overall competitive position depends on a number of factors including the price, quality and performance of our products, the effectiveness of our distribution channel and direct sales force, the level of customer service, the development of new technology and our ability to participate in emerging markets. Within each of our markets, we encounter direct competition, and competition may intensify from various U.S. and non-U.S. competitors and new market entrants. Such competition has in the past resulted, and in the future may result, in price reductions, reduced margins, loss of key customers or loss of market share, any of which could decrease our revenue and growth rates or impair our financial condition and results of operations. We believe that our ability to compete successfully in the future against existing and additional competitors will depend largely on our ability to execute our strategy to provide products with significantly differentiated features compared to currently available products. We may not be able to implement this strategy successfully, and our products may not be competitive with other technologies or products that may be developed by our competitors, many of whom have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do.

In the U.S., our principal insurance claims competitors are CCC Intelligent Solutions Holdings Inc. and Mitchell International. In Europe, our principal competitors are Autovista Limited (formerly known as EurotaxGlass’s Group), Deutsche Automobil Treuhand GmbH (known as DAT) and GT Motive S.L. The principal competitors of our fleet businesses are Trimble, Inc., Verizon Connect Fleet USA LLC, Samsara, Inc., Motive Technologies, Inc. (formerly Keep Truckin, Inc.), Geotab, Inc., Lytx, Inc., and Platform Science, Inc. The principal competitors of our dealership businesses are The Reynolds & Reynolds Company, CDK Global Inc. and Cox Automotive, Inc. The principal competitors to our service, maintenance and repair solutions are ALLDATA LLC and Mitchell 1 International and LexisNexis and Verisk Analytics, Inc. are our principal competitors in the U.S. to our Explore automobile reunderwriting solution. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our other products and services. If one or more of our competitors develop solutions, software or services that are superior to ours or are more effective in marketing their software or services our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operation and financial condition.

Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. Additionally, OEMs or dealership groups may also make investments in our competitors or engage in strategic alliances with our competitors. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have, and such competitors could utilize their substantially greater resources and economies of scale in a manner that affects our ability to compete in the relevant market or markets. As a result of consolidation, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, change or limit access to key information and systems, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings (including those products and services that may compete with our risk and asset management platform) more quickly than we can. In addition, our competitors may form strategic or exclusive relationships with each other and with other companies in attempts to compete more successfully against us. These relationships may increase our competitors’ ability, relative to ours, to address customer needs with their software and service offerings, which may enable them to rapidly increase their market share.

Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may have difficulty increasing market share or lose market share even in markets where we retain other competitive advantages.

In addition, our insurance company and transportation and logistics customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our solutions, software and services have been, and may in the future be, replicated by our insurance company customers in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income. Additionally, our customers could also make strategic investments in our competitors, such as the equity interest in GT Motive S.L. purchased by an affiliate of the Allianz Group.

Large corporations, in particular, may be able to utilize their distribution networks and existing relationships to offer fleet management solutions, in addition to solutions in other verticals already being provided to customers. We expect additional competition as our market grows and rapidly changes. We expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and services and technologies are introduced. Certain of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition than we do. In addition, certain of our current and potential competitors have strong relationships with current and potential customers and extensive knowledge of industries with physical operations. As a result, our current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements or devote greater resources than we can to the development, promotion and sale of their products and services. Moreover, certain of these companies are bundling their products and services into larger deals or subscription renewals, often at significant discounts as part of a larger sale. In addition, some current and potential competitors may offer products or services that address one or a limited number of functions at lower prices or with greater depth than our solution. Our current and potential competitors may develop and market new technologies with comparable functionality to our solution. As a result, we may experience reduced gross margins, longer sales cycles, less favorable payment terms and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, financial condition and results of operations will be harmed if we fail to meet these competitive pressures.

The competitive landscape for dealership solutions providers can be heavily influenced or increased by the actions of OEMs and large dealerships. As an example, OEMs and dealership groups may take affirmative actions to consolidate their vendors or require all vendors to provide services through a third party vendor management service. If our products or services are not selected or approved in such consolidation or by such vendor management activities, the number of individual locations we serve for such OEM or dealership groups could materially decrease.

Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets.

A major part of our organic growth strategy consists of developing new products and services, as well as entering into new markets with such new or existing products and services. Such organic growth entails significant risks, including, but not limited to, shortages of skilled labor, unforeseen technological problems, and unanticipated cost increases. Such risks, in addition to potential difficulties in complying with applicable regulations, could lead to significant cost increases and substantial delays in deploying our organic growth strategy. Also, our new products and services, as well as our existing products and services in new markets, may not be accepted or utilized by customers as rapidly as contemplated in our organic growth strategy and targets, or at all. Accordingly, there can be no assurance that we will be able to achieve our growth targets by successfully implementing this strategy.

The time and expense associated with switching from our competitors’ software and services to ours may limit our growth.

The costs for our customers to switch from our competitors’ software and services to ours can be significant and the process can take 12 to 18 months, or longer, to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our solutions, software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our solutions, software and services, our ability to increase market share will be limited and could harm our revenues and operating results.

Our operating results may be subject to volatility as a result of exposure to interest rate variability and foreign currency exchange risks.

We derive a significant portion of our revenues, and incur a significant portion of our costs, in currencies other than the U.S. dollar, mainly the Euro. In our financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period. These translations resulted in a net foreign currency translation (loss) gain comprehensive income adjustment, net of income tax, of $37.8 million, $(78.1) million and $(163.9) million for the 2024, 2023 and 2022 fiscal years, respectively, which are recorded as a component of accumulated other comprehensive loss in the consolidated statement of stockholders’ equity (deficit). Ongoing global economic conditions, including trade disputes, sovereign debt levels, Russian actions in Ukraine, the Israel-Hamas war, the relationship between China and Taiwan and other geopolitical events, have impacted currency exchange rates.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years, and we expect that they will continue to fluctuate. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other foreign currencies. For more information relating to our foreign exchange rates, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

During our 2024 fiscal year, as compared to our 2023 fiscal year, the U.S. dollar weakened versus the Euro by 4.1% and weakened versus the Pound Sterling by 4.2%, respectively, which on a net basis increased revenues and expenses for our 2024 fiscal year. However, the U.S. dollar could strengthen relative to other currencies in the future, which could negatively impact our results of operations. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a decrease or increase, as the case may be, to our revenues of $48.8 million during our 2024 fiscal year. The economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the Pound Sterling and the Euro.

In the normal course of business, we are exposed to variability in foreign currency exchange rates. We use derivatives to mitigate risks associated with this variability. Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues and associated profits and, therefore, harm our future operating results. For more information relating to our derivative financial instruments, see Note 12, “Derivative Financial Instruments,” of our accompanying consolidated financial statements appearing elsewhere in this prospectus.

Our operating results may vary widely from period to period due to the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors.

Our contracts with customers generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or service offerings. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and service offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. Accordingly, our quarterly and annual revenues and operating results may fluctuate significantly from period to period.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter as compared to the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third quarter and fourth quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

We anticipate that our revenues will continue to be subject to seasonality and therefore our financial results will vary from period to period. However, actual results from operations may or may not follow these normal seasonal patterns in a given year leading to performance that is not in alignment with expectations.

We sell a variety of hardware solutions that are required to enable our Omnitracs software services. Our hardware sourcing, assembly and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these devices, components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. Specifically, as a result of the prior global semiconductor chip shortages and the subsequent production disruptions globally, we have experienced adverse impacts on our Omnitracs hardware as well as our Spireon / LoJack hardware.

If we cannot adjust our manufacturing capacity or the inventory purchases required to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain devices, materials, components and services could cause production interruptions, delays and inefficiencies. We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase and/or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into non-cancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

We also may experience variations in our earnings due to other factors beyond our control, such as:

•	the introduction of new software or services by our competitors;

•	customer acceptance of new software or services;

•	the volume of usage of our offerings by existing customers;

•	variations of vehicle accident rates due to factors such as changes in fuel prices, number of miles driven or new vehicle purchases and their impact on vehicle usage;

•	the volume of new and used vehicles sold;

•	competitive conditions, or changes in competitive conditions, in our industry generally;

•	prolonged system failures during which time customers cannot submit or process transactions; or

•	prolonged interruptions in our access to third-party data incorporated in our software and services.

We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our business, financial condition and results of operations.

Our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional based-products and services. If the number of such subscriptions or the volume of such transactions is not maintained or diminishes, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent, in part, on our ability to maintain and grow our recurring stream of revenues from the sale of software subscriptions and our highly re-occurring transaction-based products and services. Existing and future customers may not purchase software subscriptions or other highly re-occurring transaction-based products and services at the same rate at which customers currently purchase those subscriptions and other transaction-based products and services. If our existing and future customers purchase lower volumes of our software subscriptions and other transaction-based products and services, or if the volume of transactions driving demand for our highly re-occurring transaction-based products and services diminishes, our recurring revenue from software subscriptions and/or highly re-occurring transaction-based products and services relative to our total revenues would be reduced and our operating results would be adversely affected.

We are currently making, and anticipate making additional, strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector.

We have invested, and expect to continue to invest, significant management attention and financial resources to develop, integrate and implement new business strategies, products, services, features, applications and functionality. Such endeavors may involve significant risks and uncertainties, including distraction of management from current core operations, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, and unanticipated issues or problems that arise during our implementation of such strategies and offerings. Because these new endeavors are inherently risky, our business strategies and product and service offerings may not be successful and may adversely affect our business, financial condition and results of operations.

Some of our strategies and offerings may be outside the insurance claims industry (such as our dealership and fleet businesses), may be outside of the automotive sector (such as our digital identity business, our property related business and our payment processing solutions), or may be consumer-based. We have limited historical experience directly serving consumers or customers outside of the automotive sector and our products and services may not be accepted or widely utilized by such consumers or customers. These offerings may also subject us to new or additional laws and regulations (including those relating to consumer protection and federal, state and local consumer lending activities) and may lead to increased legal and regulatory compliance, risk and liability.

We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. At March 31, 2024, we had goodwill and other intangible assets of $8.1 billion, or approximately 86.2% of our total assets. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur additional impairment charges. Any impairment charges in the future will adversely affect our results of operations.

We recorded impairments of certain definite-lived intangible assets of $0.9 million and $4.8 million for our 2024 and 2023 fiscal years, respectively. As part of the annual goodwill and indefinite-lived intangible asset impairment assessments for our 2024 fiscal year, management concluded that the fair value of all its reporting units with goodwill exceeded their respective carrying values and the fair value of indefinite-lived intangible assets exceeded their respective carrying values. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

We use and may continue to use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We have incorporated, and may continue to incorporate AI solutions into our platform, offerings, services, and features, and these applications may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, our business, financial condition, and results of operations may be adversely affected. The use of AI applications may result in cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI-powered solutions, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business.

New laws and regulations, or the interpretation of existing laws and regulations, in any of the jurisdictions we operate in may affect the use of our AI-powered solutions and expose us to government enforcement or civil suits. For example, in Europe, on December 8, 2023, the Council of the E.U., European Parliament and European Commission reached provisional agreement on a revised draft of the AI Act, and on March 13, 2024, the European Parliament passed a draft of the AI Act, which will enter into force 20 days after its publication in the Official Journal of the European Union. The AI Act establishes a risk-based governance framework for regulating high-risk AI systems operating in the E.U. market. This framework would categorize AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable” or “high” risks. While the AI Act will not begin to become effective until six months after the AI Act’s entry into force, there is a risk that our current or future AI-powered solutions or software may be categorized as “high” risk, obligating us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability or adversely affect our business. For example, “high” risk AI systems are required, amongst other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight and cybersecurity. Even if our AI systems are not categorized as “high” risk we may be subject to additional transparency and other obligations for AI system providers. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover (as defined in the AI Act) for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of up to the greater of EUR 7.5 million or 1% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to the E.U. and member state authorities. Once effective, this regulatory framework is expected to have a material impact on the way AI is regulated in the EU, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, financial condition and results of operations. As the legal and regulatory framework encompassing AI matures, it may result in increases in our operational and development expenses that impact our ability to earn revenue from or utilize any AI-powered solutions.

In addition, any material created by us using any generative AI tools may not be subject to intellectual property protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such material. In the U.S., a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop our AI-powered solutions and services. While AI-related lawsuits to date have generally focused on the AI service providers themselves, our use of any output produced by any generative AI tools may expose us to claims, increasing our risk of liability. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. In addition, the use of AI has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of users of AI-powered solutions and services. To the extent that we do not have sufficient rights to use the data or other material used in or produced by the generative AI tools used in our business, or if we experience cybersecurity incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test, and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

We may engage in acquisitions, joint ventures, dispositions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business or results of operations.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and will continue to address the need to introduce new products both through internal development and through acquisitions of other companies and technologies that would complement or extend our business or enhance our technological capability. We have historically been a highly acquisitive company.

For example, in June 2021, we acquired Omnitracs and DealerSocket, and in March 2022, we acquired Spireon. In connection with these acquisitions and potential acquisitions, we have expanded our solution offerings, integrating new leadership teams, and integrating additional systems and businesses into our existing platforms. While the majority of the expected benefits and synergies of these transactions are being realized, we may not efficiently or, on our scheduled timelines, complete and fully integrate the acquisitions, and we may not recognize the remaining expected benefits and synergies of these transactions.

We have in the past augmented the growth of our business with a number of acquisitions, investments and strategic relationships, including Spireon, Omnitracs and DealerSocket, and we anticipate that we will continue to acquire appropriate businesses, solutions and services in the future, including through the formation of strategic relationships. This strategy depends on our ability to identify, negotiate and finance suitable acquisitions. If we are unable to acquire suitable acquisition candidates, our growth plans may be diminished or frustrated.

Our ability to realize the anticipated benefits of our acquisitions will depend, to a varying extent, on our ability to continue to expand the acquired business’ products and services and integrate them with our products and services. Our management will be required to devote significant attention and resources to these efforts, including the ongoing integration of Spireon, DealerSocket and Omnitracs, which may disrupt our core business, the acquired businesses or both and, if executed ineffectively, could preclude realization of the full benefits we expect. Failure to realize the anticipated benefits of our acquisitions could cause an interruption of, or a loss of momentum in, the operations of the acquired businesses. In addition, the efforts required to realize the benefits of our acquisitions may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and the diversion of management’s attention. These acquisitions, investments and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

•

any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

•	adverse effects on existing customer or supplier relationships, such as cancellation of orders or the loss of key customers or suppliers;

•	difficulties in integrating or retaining key employees and customers of any acquired company;

•	difficulties in integrating the operations of any acquired company, such as information technology resources, and financial and operational data;

•	failure to achieve anticipated cost savings or other synergies;

•	entering geographic or product and services markets in which we have no or limited prior experience;

•	difficulties in assimilating product lines or integrating technologies of any acquired company into our products;

•	disruptions to our operations;

•	diversion of our management’s attention and increased demands on our financial and internal control systems that we are unable to effectively address;

•	potential incompatibility of business cultures which may exacerbate employee retention difficulties;

•	potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or if we issue any such securities to finance acquisitions;

•	prohibitions against completing acquisitions as a result of regulatory restrictions or disruptions in connection with regulatory investigations of completed acquisitions;

•	limitations on the use of net operating losses or tax benefits;

•

our financial results could differ from our or our investors’ expectations in any given period or over the long-term, and pre-closing and post-closing earnings charges could adversely impact operating results in any given period;

•	potential for unpredictable financial results due to post-closing financial arrangements, such as purchase-price adjustments, earn-out obligations and indemnification obligations;

•	negative market perception, which could negatively affect the price of our notes or senior debt;

•	the incurrence of significant debt, which could result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

•	the assumption of debt and other liabilities, both known and unknown, including internal control deficiencies or exposure to regulatory sanctions; and

•

additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

Many of these factors will be outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy.

Our merger and acquisition activities are subject to antitrust and competition laws, which laws could impact our ability to pursue strategic transactions. If we were found to violate antitrust and competition laws, we would be subject to various remedies, including divestiture of the acquired businesses.

We participate in joint ventures in some countries and may participate in future joint ventures. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

Additionally, we may finance future acquisitions, and/or additional joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity, or increased interest expense. We may also seek to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have an adverse effect on our business, financial condition and results of operations.

We may incur significant restructuring charges in future periods, which would harm our operating results and cash position or increase debt.

We incurred restructuring charges and other costs associated with exit and disposal activities of $5.1 million, $6.7 million and $16.1 million during our 2024, 2023 and 2022 fiscal years, respectively. These charges consist primarily of relocation and termination benefits paid or to be paid to employees, lease obligations associated with vacated facilities and other costs incurred related to our restructuring initiatives.

We regularly evaluate our existing operations and capacity, and we expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring, and productivity and technology enhancements, which could exceed the levels of our historical charges. In addition, we may incur certain unforeseen costs as existing or future restructuring activities are implemented, which may include global resourcing strategies involving the migration of certain employees or employment positions to other regions. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) could reduce our available talent, assets and other resources and could slow improvements in our products, services and solutions, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of these potential charges could harm our operating results and significantly reduce our cash position.

Our actual results of operations may differ materially from the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data included in this prospectus are not necessarily indicative of what our actual results of operations would have been for our 2024 fiscal year, nor are they necessarily indicative of results of operations for any future period. The unaudited pro forma financial data have been derived from our audited and unaudited financial statements and reflect assumptions and adjustments that are based upon estimates that are subject to change.

Errors in our contracts with our customers could render them unenforceable or ineligible for sale, and if we have already sold contracts that contain errors, we could be required to repurchase them.

We have entered into retail installment contracts, consumer loan contracts, purchase agreements, buyer’s orders and other contracts with our customers that were generated using automated technology using information the customer entered into our Solera Auto Finance products or software. These contracts are intended to comply with the applicable consumer lending, disclosure and other commercial and legal requirements of the relevant jurisdictions. We face the risk, however, that the auto-generated forms may inadvertently contain errors or omissions or otherwise fail to comply with applicable legal requirements in a manner that would render such contracts unenforceable in accordance with their terms. For example, most jurisdictions impose a maximum interest rate that we can charge to consumers. If we exceed the relevant interest rate cap, the financing contracts that exceed the cap in such jurisdiction may be unenforceable, and in some instances, we may be required to pay damages or repay amounts that were previously collected. If a significant number of our financing contracts are rendered unenforceable, our financial condition and results of operations may be adversely affected.

We rely on our proprietary credit scoring model to forecast automotive finance receivable loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

We rely on our internally developed models, which are based on our proprietary data and guidelines as well as data and guidelines sourced from third parties, to forecast loss rates of the automotive finance receivables we originate. If we rely on a model that fails, or the underlying data fails, to effectively forecast loss rates on the finance receivables we originate, those receivables may suffer higher losses than expected. As a result, our business, results of operations, and financial condition may be adversely affected.

Risks Related to our Indebtedness

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in certain activities.

We have a substantial amount of indebtedness, which requires significant interest and principal payments. For our 2024, 2023 and 2022 fiscal years, our cash debt service requirements were an aggregate of $723.9 million, $702.8 million and $427.7 million, respectively. Of our cash debt service requirements, $54.1 million, $52.8 million and $26.3 million, respectively, related to the payment of principal, and $669.9 million, $650.0 million and $401.4 million, respectively, related to the payment of interest, with respect to our 2024, 2023 and 2022 fiscal years, respectively. Cash payments to service our debt represented approximately 83%, 87% and 70% of our cash flows from operations (before giving effect to the interest payments) for our 2024, 2023 and 2022 fiscal years, respectively. After giving effect to the Organizational Transactions and this offering and the use of proceeds therefrom described elsewhere in this prospectus, we expect our annual cash debt service requirements to be an aggregate of approximately $    million, of which $    million will relate to principal payments and $    million will relate to interest payments, the deductibility of which will be subject to certain limitations under applicable tax laws. The above discussion includes the additional borrowings in aggregate principal amount of $300.0 million incurred in connection with the Spireon Acquisition in March 2022. As of March 31, 2024, we had up to an additional $127.7 million available for borrowing under our Revolving Credit Facility, subject to certain limitations. As of March 31, 2024, our indebtedness, including current maturities, was $8.3 billion, which consists of $3,580 million, $367 million, and $1,260 million for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively, outstanding on our First Lien Term Loan Facility and $2.7 billion outstanding on our Second Lien Term Loan Facility with $356.0 million of outstanding borrowings drawn against our $500 million super priority Revolving Credit Facility. Additionally, we have $16.3 million of undrawn letters of credit against our $500 million super priority Revolving Credit Facility capacity.

Our substantial amount of indebtedness could have important consequences, including:

•

continuing to require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;

•	limiting our ability to implement our business strategy;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less indebtedness;

•	increasing our vulnerability to adverse general economic or industry conditions;

•	making it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations;

•

exposing us to potential increases in our debt service obligations and corresponding reductions in net income and cash flows as a result of higher interest rates in connection with our variable rate Credit Facilities, even if the amounts borrowed remain the same; and

•	limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

The credit parties under the Revolving Credit Facility are also subject to a springing financial maintenance covenant capping their First Lien Leverage Ratio (as defined therein) to 7.00 to 1.00 when the financial maintenance covenant is in effect. The operating and financial covenants and restrictions in the Credit Agreements governing the Credit Facilities, and any other debt that we incur in the future, may adversely affect our ability to finance our future operations or capital needs or engage in other business activities. These agreements restrict, subject to certain important exceptions and qualifications, our ability to, among other things:

•	incur additional indebtedness or guarantee indebtedness;

•	pay dividends or make distributions or make certain other restricted payments;

•	make certain investments;

•	create liens on our or our guarantors’ assets;

•	sell assets;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	enter into mergers or consolidations or sell all or substantially all of our assets.

A breach of such covenants or restrictions could result in an event of default under the applicable indebtedness. Such a default may (i) allow creditors to accelerate the related debt; (ii) permit the lenders under our Credit Agreements to terminate their commitments to extend credit to us; or (iii) if we are unable to repay the amounts due and payable under our Credit Agreements, allow the lenders to proceed against the collateral granted to them.

Pursuant to agreements entered into prior to our acquisition of the Claims Services business from Automatic Data Processing, Inc., the non-controlling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $142.9 million at March 31, 2024. There can be no assurance as to whether any such non-controlling stockholders will exercise their right to require us to redeem such shares or when any such rights might be exercised. We could be required to pay a significant amount of cash upon any such redemption, and we may not have sufficient funds to pay such amounts when due.

Certain of the interest rates under the Credit Agreements are based partly on the Secured Overnight Financing Rate (“SOFR”). If the method for calculation of SOFR changes, if SOFR is no longer available, or if lenders have increased costs due to changes in SOFR, we may suffer from potential increases in interest rates on our borrowings.

Our ability to service all of our indebtedness and other obligations depends on many factors beyond our control, and if we cannot generate enough cash to service our indebtedness, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Cash flows from operations are the principal source of funding for us. Our business may not generate cash flow from operations in an amount sufficient to fund our liquidity needs. If our cash flows are insufficient to service our indebtedness and other obligations, including, for example, any redemption of redeemable non-controlling interests of certain of our majority-owned subsidiaries, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital and credit markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations and limit our financial flexibility. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all. In addition, the terms of existing or future debt agreements, including the Credit Agreements, may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful or may be insufficient and, as a result, our liquidity and financial condition could be adversely affected and we may not be able to meet our scheduled debt service obligations.

Risks Related to Intellectual Property and Technology

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes or our present or future product offerings are diminished or made obsolete in the marketplace, our market share and revenues will decline.

Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our present or future product offerings (including, but not limited to, our risk and asset management platform) less attractive or obsolete, and we may be unable to make the necessary adjustments to our present or future product offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing, purchasing, licensing and marketing new software and services. The development or adaptation of these new technologies and products (such as Omnitracs One, a new fleet management platform) may result in unanticipated expenditures and capital costs that would not be recovered in the event that such new technologies or products are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, access to and rights to use third-party data, the satisfaction of applicable regulatory requirements and customers’ approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the ability to be first to market, and our failure to be first to market with any particular product offering could limit our ability to recover the development expenses associated with such product. If we cannot develop or acquire new technologies, software and services or any of our existing or anticipated future product offerings (including, but not limited to, our risk and asset management platform) are diminished in value, made less attractive or rendered obsolete by technological changes or present or future competitive products and services in the marketplace, our revenues and income could decline and we may lose market share to our established or new competitors, which would impact our future operations and financial results.

Our software, services and solutions rely on information generated by third parties and communication services vendors and any interruption of our access to such information or disruption of service from such communication services vendors could materially harm our operating results.

We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, business process outsourcing, aftermarket parts suppliers, data aggregators, automobile dealerships, government organizations and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers; and we obtain much of our data in our vehicle validation database and motor violation database from government organizations. Autovista, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement. In some cases, the data included in our products and services is licensed from sole-source suppliers. Mitchell International, one of our primary competitors in the U.S., has historically provided us with vehicle glass data for use in our U.S. markets pursuant to a vehicle data license agreement. Many of the license agreements through which we obtain data are for terms of one year and may be terminated without cost to the provider on short notice. Additionally, such licenses or other grants of rights may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us.

If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access the information (in the case of information licensed from sole-service suppliers) or unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Some data sources have indicated to us that they intend to materially increase the licensing costs for their data, which may affect our margins on our products and services. While we do not believe that our access to many of the individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which could materially harm our operating results.

Some of the information and data required for our products and services is accessed through the products and services of third parties, especially in regard to our dealership businesses, which rely heavily on access to data and information through dealership management systems provided by CDK Global, Inc., the Reynolds and Reynolds Company and Cox Automotive, Inc. If our access to such data and information is reduced or terminated, our dealership products and services may be adversely affected, which may lead to reduced usage by our customers and lower resulting revenue.

With respect to our fleet businesses, our solutions rely on a variety of communication services vendors to support the delivery of key functionality including global position system (“GPS”) coordinates/location, time and data connectivity between the truck and both our and the client’s back office systems. These communication vendors include terrestrial wireless communication providers, satellite providers, as well as GPS satellite systems. These systems are complex electronic systems subject to electronic and mechanical failures and possible intentional disruption. In addition, software updates to GPS satellites and ground control segments, and infrequent known events such as GPS week number rollover, have and may adversely affect our products and customers. Any disruption of service from these critical communication network vendors can disrupt service to the client and potentially result in service credits, customer losses or reduced revenue and profitability. In addition, as communication networks evolve to newer and more advanced communication standards and retire legacy systems, clients are responsible for upgrading their hardware solutions in order to maintain services.

Third parties may claim that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, and we could be prevented from selling our software or suffer significant litigation expenses even if these claims have no merit.

Our competitive position is driven, in part, by our ability to develop and commercialize our intellectual property and other proprietary rights without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Third parties, however, may claim that our, or our licensors’, software, products or technology, including claims data or other data, which we obtain from other parties, are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights. We, or our licensors, may also develop software, products or technology, unaware of pending patent applications of others, which software products or technology may infringe a third-party patent once that patent is issued. In addition, individuals and groups may purchase intellectual property assets for the purpose of asserting claims of infringement and attempting to extract settlements from us or our customers. The number of these claims has increased in recent years. As new patents are issued or are brought to our attention by the holders of such patents, it may be necessary for us to secure a license from such patent holders, redesign our products or withdraw products from the market.

It may be necessary for us to initiate administrative proceedings or other litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights. We may also decide to settle or otherwise resolve such proceedings or litigation on terms that are unfavorable to us. Any claims of intellectual property infringement, misappropriation or other violation, whether with or without merit, could be costly and time-consuming to defend and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing, misappropriating or otherwise violating its intellectual property rights, we may be forced to change our software or enter into licensing arrangements with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right, or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. We also may be required to indemnify our clients if they become subject to third-party claims relating to the infringement, misappropriation or other violation of a third party’s intellectual property rights that we license or otherwise provide to them, which could be costly. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain, maintain, enforce, defend and otherwise protect our intellectual property or other proprietary rights, which would harm our business, financial condition and results of operations.

We rely on a combination of trade secrets, copyrights, know-how, trademarks, patents, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property and other proprietary rights, and we regard the development and protection of such rights, including with respect to our AI-powered solutions and services, as important to our success. The steps we have taken and will take to protect our intellectual property and proprietary rights may not afford complete protection against or deter infringement, duplication, misappropriation or violation of our intellectual property or other proprietary rights by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable, or may not be of sufficient scope or strength to provide us with any meaningful information. Furthermore, because of the differences in foreign patent, trademark and other laws concerning proprietary rights, our software and other intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S., if at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

We may, over time, increase our investment in protecting our intellectual property rights through additional trademark, patent, copyright and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain registered intellectual property protection for our products and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property rights could hurt our market position and business opportunities. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. If we are unable to adequately protect our intellectual property rights and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred.

While it is our policy to require our employees, contractors and other parties with whom we conduct business who may be involved in the conception or development of intellectual property for us to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Additionally any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Third parties, including competitors, may infringe, misappropriate or otherwise violate our intellectual property or other proprietary rights and we may not have adequate resources to enforce our intellectual property rights. We may be unable to prevent the misappropriation or disclosure of our proprietary information or deter independent development of similar technologies by others, which may diminish the value of our brand and other intangible assets and allow competitors to more effectively mimic our products and services. Furthermore, pursuing infringers of our intellectual property could result in significant monetary costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers or otherwise enforce our intellectual property rights could result in competitors using our technology and offering similar products and services, potentially resulting in loss of our competitive advantage and decreased revenues. Enforcement of our intellectual property rights may be difficult and may require considerable resources. Any of the foregoing may materially and adversely affect our business, financial condition and results of operation.

Some of our products utilize software and technology licensed by third parties. If we fail to comply with our obligations under license or technology agreements with such third parties, we may be required to pay damages and we could lose license rights that are critical to our business, the loss of which could negatively affect our business.

We license certain third-party software and technology underlying some of our software that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. Such third-party software and technology may not be appropriately supported, maintained or enhanced by the licensors, resulting in development delays and product incompatibilities or harming availability of our products and services. In addition, the third-party software and technology we rely upon may not continue to be available to us on commercially reasonable terms, or at all. Some software licenses are subject to annual renewals at the discretion of the licensors. In addition, in some cases, if we were to breach a provision of these license agreements or fail to comply with any of the obligations under these license agreements, the licensor could terminate the agreement, and we may be required to pay damages and our right to use such software or technology immediately. The loss of the right to use any such third-party software or technology, or any disruptions, changes in pricing or failure of our licensors to meet our requirements or standards under our agreements with such third parties, could cause us to lose valuable rights, impair the availability of our products, inhibit our ability to commercialize future products and services, result in increased costs or cause delays in software releases or updates, until such issues have been resolved, any one of which may materially and adversely affect our business, financial condition and results of operation.

We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property rights is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

Protecting our intellectual property is a challenge, especially after our employees or our contractors end their relationships with us, and, in some cases, decide to work for our competitors. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our products and services, and strictly prohibit reverse engineering. However, reverse engineering of our software and data or the theft or misuse of our proprietary information could still occur by employees or other third parties who have access to our technology. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without our knowledge or adequate remedies. Additionally, on January 5, 2023, the U.S. Federal Trade Commission (“FTC”) issued a notice of proposed rulemaking that would prohibit employers from using non-compete agreements. If enacted, the FTC’s proposed rule would prohibit employers like us from implementing non-compete agreements with our personnel. In such event, we would be unable to prevent our current employees and other personnel formerly employed by us from competing with us, potentially resulting in the loss of some of our business.

We are currently and may also in the future become involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology or products at issue on grounds that our intellectual property rights do not cover the technology or products in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property rights are invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits is unpredictable. Even if resolved in our favor, such lawsuits may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct any such litigation or proceedings adequately, and some of our counterparties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which could increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial effect on the price of our common stock. Moreover, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our brands to distinguish our products and services from the products and services of our competitors, and have registered or applied to register trademarks covering many of these brands. We cannot assure you that our trademark applications will be approved. If we apply to register trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be enforced. Third parties may also oppose our trademark applications, and the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks or our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations.

Opposition or cancellation proceedings have been filed and may also in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Moreover, third parties may file first for our trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

Some of our products utilize open source software, which may pose particular risks to our proprietary software and products, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business, financial condition and results of operation.

Some of our products include software covered by open source licenses and we anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide, or distribute the products or services related to, the open source software subject to those licenses. Although we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or be claimed to have occurred, in part because open source license terms are often ambiguous and there is a risk that our use of open source software licensed pursuant to such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market and make available our product and services. For example, by the terms of certain open source licenses, if we combined our proprietary software with the open source software in a certain manner, we could be required to release the source code of our proprietary software to licensees and make our proprietary software available for free under such open source licenses or be sued for copyright infringement by the open source software owner. As a result, these claims could result in litigation and we could be required to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless or until we can re-engineer all or a portion of our proprietary software that avoids infringement or publicly release the source code for our software or otherwise be limited in the licensing of our technologies, any of which could reduce or eliminate the value of our technologies, services and products. Any reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to open source license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, controls on origin of the software or other contractual protection regarding infringement claims or the quality of the code, including with respect to security vulnerabilities. Moreover, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Further, our use of any AI-powered solutions that use or incorporate any open source software may heighten any of the foregoing risks. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.

We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure, including our AI-powered software and services. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, these agreements may be breached and such parties may disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. Trade secrets and know-how can be difficult to protect as trade secrets and know-how will over time be disseminated within the industry through the movement of personnel skilled in the art from company to company. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.

Risks Related to Laws, Regulations and Legal Proceedings

We are subject to risks associated with our international business activities.

For our 2024 and 2023 fiscal years, we generated approximately 39.9% and 38.2% of our revenues, respectively, outside of the U.S. Our software, services and solutions are currently utilized in over 120 countries, and we have numerous offices across many countries. As such, our business is subject to numerous risks inherent in international business operations. Among others, these risks include:

•	unexpected or unfavorable changes in foreign laws, regulatory requirements and related interpretations;

•	fluctuations in currency exchange rates and restrictions on the repatriation of capital;

•	operational difficulties (or relating risks and reputational harm) from operating in countries with a high corruption perception index;

•	complex, evolving and differing data protection and data privacy laws and regulations;

•	difficulties in staffing and labor relations, including works councils, labor unions and immigration laws and foreign operations;

•	difficulties in recruiting and maintaining sales and implementation partners in markets in which we do not have a significant reach;

•	the complexity of managing competing and overlapping tax regimes;

•	tariffs and trade barriers;

•	differing import and export licensing requirements;

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difficulty conducting business in a country or region due to international economic sanctions regulations or action by the European Union (“E.U.”), the U.S., or other governments that may restrict our ability to transact business in a foreign country or with certain foreign individuals or entities;

•	the burdens and costs of complying with a wide variety of foreign laws and legal standards, including the General Data Protection Regulation (“GDPR”) in the E.U.;

•	limited protection for intellectual property rights in some countries;

•	difficulties obtaining, maintaining, enforcing, defending or otherwise protecting intellectual property and other proprietary rights and contractual rights in certain jurisdictions;

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political and economic instability, outbreaks of hostilities (including, but not limited to, Russian actions in Ukraine, the Israel-Hamas war, the relationship between China and Taiwan and ongoing trade disputes between the U.S. and China), international embargos, sanctions, boycotts, possible terrorist attacks and pandemic disease;

•	exposure to possible expropriation, nationalization or other governmental actions;

•	difficulties of coordinating our activities across over 120 different countries; and

•	longer accounts receivable payment cycles or bad debt.

Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations.

In some countries in which we operate or have customers, particularly in those with developing economies, certain business practices may exist that are prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and other anti-corruption laws.

In addition, we have limited operations and customers in certain countries which are the subject of economic sanctions imposed by the U.S. Department of Treasury’s Office of Foreign Assets Control and other applicable sanctions regulations. Although our policies and procedures require compliance with these laws and sanctions and are designed to facilitate compliance with these laws, our employees and third-party sales or distribution partners may, knowingly or not, take actions in violation of applicable laws or our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business and reputation. Compliance with changing and divergent laws and regulations in the various jurisdictions in which we operate may involve significant management time and costs and may require costly changes to our offerings and our business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Penalties relating to corruption violations tend to be substantial and are often accompanied with negative publicity that may be harmful to our reputation. One or more of these factors could have a material adverse effect on our operations globally or in one or more countries or regions, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software, services and solutions in those jurisdictions.

We compete in markets in which we and our customers must comply with global, federal, state, local and other jurisdictional regulations, such as regulations governing insurance, consumer lending, driver safety and health, vehicle emissions and fuel economy standards, the environment, electronic communications and employment. We develop, configure and market our products, services, solutions and business model to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time and may be inconsistently interpreted, applied or enforced across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application or enforcement thereof) could (i) reduce or delay demand for our products, services and solutions; (ii) increase our costs of producing or delay the introduction of new or modified products, services and solutions; (iii) restrict our existing activities, products, services and solutions; or (iv) otherwise adversely impact our business model.

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed and are contemplating changes to their regulations to permit insurance companies to use book valuations or public source valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations that, among other things, require insurers to use a methodology deemed acceptable to the respective government agency.

We submit certain of our methodologies to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of, or legislation relating to, the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the state level of the U.S.

Our fleet businesses fleet operator customers are subject to extensive government regulations at the federal, state and local levels governing certain operational and safety related matters. In particular, regulations from the Department of Transportation and the Federal Motor Carrier Safety Administration focus on the prevention of commercial motor vehicle-related fatalities and injuries and contribute to ensuring safety in motor carrier operations through strong enforcement of safety regulations; targeting high-risk carriers and commercial motor vehicle drivers; improving safety information systems and commercial motor vehicle technologies; strengthening commercial motor vehicle equipment and operating standards; and increasing safety awareness. Our fleet businesses’ solutions help our fleet operator customers comply with these regulations. Some of these regulations relate directly to our fleet businesses software and services, including regulations governing the “electronic logging device” mandate (the “ELD Mandate”) and the number of hours a driver can be operating in a given period of time (“Hours of Service”). If our fleet operator customers fail to comply with new or existing transportations regulations, including those applicable to our software and services, they could lose their certifications to operate and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software or have the effect of prohibiting or rendering less valuable one or more of our offerings. See also “Risk Factors—We and our customers are subject to various environmental, health and safety and environmental, social and governance (“ESG”) laws, regulations and requirements, which could expose us to increased costs and other legal or business risks.”

In addition, in certain of our markets, our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards that our products and services are not positioned to address, could adversely affect demand. Similarly, we may experience incremental, temporary demand for our products, services and solutions generated by the initial adoption of such regulations or standards, followed by a decline in demand, as our customer base completes the implementation of such regulations or standards.

Regulatory developments could negatively impact our business.

We acquire and distribute personal, public and non-public information, store it in some of our databases and provide it in various forms to certain of our customers in accordance with applicable law and contracts. We are subject to government regulation and, from time to time, companies in similar lines of business to us are subject to adverse publicity concerning the use of such data. We provide many types of data and services that are subject to regulation under the Truth in Lending Act, Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Driver’s Privacy Protection Act, Health Insurance Portability and Accountability Act, the New York Department of Financial Services Cybersecurity Regulation 500, the California Consumer Privacy Act, the E.U.’s Data Protection Directive, the U.K.’s Financial Services and Markets Act 2000 Order 2001, the U.K.’s Data Protection Act, and various other international, federal, state and local laws and regulations. Some of these laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information. Our suppliers that provide us with protected and regulated data face similar regulatory requirements and, consequently, they may cease to be able to provide data to us or may substantially increase the fees they charge us for this data which may make it financially burdensome or impossible for us to acquire data that is necessary to offer our certain of our products and services. Additionally, many consumer advocates, privacy advocates, and government regulators believe that the existing laws and regulations do not adequately protect privacy of personal information. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. The following legal and regulatory developments also could have a material adverse effect on our business, financial position, results of operations or cash flows:

•	amendment, enactment or interpretation of laws and regulations which restrict the access, use and distribution of personal information and limit the supply of data available to customers;

•

changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our services (such as the use of AI or algorithms for underwriting or other business purposes);

•	failure of our services to comply with current or amended laws and regulations; and

•	failure of our services to adapt to changes in the regulatory environment in an operational effective, efficient, cost-effective manner.

We and our customers are subject to various environmental, health and safety and environmental, social and governance (“ESG”) laws, regulations and requirements, which could expose us to increased costs and other legal or business risks.

We are subject to various federal, state, local and foreign environmental, health and safety and ESG laws, regulations and requirements. In particular, we may be required to increase our disclosure of climate- and sustainability-related risks over coming years, whether due to stakeholder demand, changes to voluntary disclosure frameworks or the promulgation of legally mandated disclosure requirements. This could include requirements under the SEC’s recently adopted rule that requires disclosures of climate-related financial risks and certain targets and goals and emissions data (the “SEC Climate Rule”), and the California’s Climate Corporate Data Accountability Act, which would require companies doing business in California with annual revenues in excess of $1 billion to disclose their Scope 1, 2 and 3 greenhouse gas emissions and SB 261, which would require companies doing business in California with annual revenues in excess of $500 million to prepare a climate-related financial risk report (“California’s Climate-Related Laws”). In addition, the European Commission has established a number of sustainability-related due diligence, reporting and compliance regimes, including the Corporate Sustainability Reporting Directive (the “CSRD”), which will require in-scope companies to report on a number of sustainability topics in accordance with the European Sustainability Reporting Standards, and the Corporate Sustainability Due diligence Directive (the “CSDDD”), which will require companies to identify and prevent, or at least mitigate, adverse impacts on human rights and the environment, including by their supply chain partners. These various regulations and requirements may not align and thus may require us to duplicate certain efforts or use different reporting methodologies in order to comply. Compliance with these laws, regulations and requirements could increase our costs and any violations could subject us to significant fines, penalties or other costs, liabilities or sanctions, which could negatively impact our results of operations.

In addition, the California Air Resource Board (“CARB”) and the Environmental Protection Agency (“EPA”) have implemented a number of regulations to accelerate the market for zero-emission vehicles, including CARB’s Advanced Clean Trucks, Advanced Clean Fleets and Advanced Clean Cars II regulations and EPA’s Clean Trucks Plan and subsequent rulemaking on emissions standards for light-, medium- and heavy-duty vehicles. These and any similar regulations may have a significant effect on the automotive industry in which our customers operate and impact the software needs and services of our customers. There is no guarantee that we will be able to effectively respond to the impact of these regulations on the industry and any effects may result in increased costs for our business or a reduction in demand for our software from customers.

Privacy laws, regulations and standards may interfere with our business, subject our company to large fines or require us to change our products and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our products and services.

Most jurisdictions in which we operate have established or are considering enacting or revising laws or regulations addressing privacy, data protection, data security, including the collection, use, storage, transfer, localization, disclosure, retention, processing and security of personal data (collectively, “Data Protection Laws and Regulations”), with which we, our customers, and our vendors must comply. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Even parts of our business that are not directly affected by these types of laws, regulations, standards and guidance are required to comply with many of their provisions by our customers, who are subject to their provisions.

In the U.S., our business is subject to a wide variety of federal, state, and sectoral laws, regulations, and judicial decisions, as well as industry standards and guidance, relating to the collection, use, dissemination and security of data. For example, all 50 states have laws that include varying obligations in the event of security breaches or unauthorized disclosure of personal data. In addition, the California Consumer Privacy Act of 2018, as modified by the California Privacy Rights Act (collectively “CCPA”) went into effect in January 2023. Among other things, the CCPA requires companies covered by the legislation to provide certain disclosures to California residents and afford such residents new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. Further, the CCPA expands consumers’ rights with respect to certain sensitive personal information and creates a new state agency that is vested with authority to implement and enforce the CCPA. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, numerous other states have enacted, or are in the process of enacting or considering, comprehensive state-level privacy, data protection and cybersecurity laws, rules and regulations that share similarities with the CCPA, which creates the potential for a patchwork of overlapping but different state laws. In addition, all 50 states have laws that require the provision of notification for breaches of personal information to affected individuals, state officers or others. Possible consequences for non-compliance with these state laws include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies.

We expect that there may continue to be new proposed and adopted Data Protection Laws and Regulations in the U.S. and other jurisdictions in which we operate. Internationally, several countries have enacted new Data Protection Laws and Regulations, including China which passed its Personal Information Protection Law that became effective on November 1, 2021.

Additionally, certain countries have passed or are considering passing laws requiring data localization, which could increase the cost and complexity of delivering our services and operating our business. Certain current and future Data Protection Laws and Regulations may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information, than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts, increase costs and expenses in an effort to comply, and increase our potential exposure to regulatory enforcement and/or litigation.

Our contracts with customers and other parties may subject us to other Data Protection Laws and Regulations, which could increase our liabilities. Additionally, we rely on third-party vendors to collect, process and store data on our behalf. We cannot guarantee that such vendors are in compliance with all applicable Data Protection Laws and Regulations or our customers’ requirements. Despite our efforts to bring our practices in compliance with applicable Data Protection Laws and Regulations, we may not be successful. Our failure, or the failure of our third-party vendors, to comply with applicable Data Protection Laws and Regulations could result in claims, disputes, proceedings, government enforcement action, significant civil or criminal penalties, loss of customers and suppliers, adverse publicity, increased cost of doing business, management distraction, organizational changes, and operational changes that negatively affect operational results and profits and other negative consequences. Even if we are not found liable for failing to comply with applicable data protection laws or regulations, violating data subjects’ privacy rights, or breaching contractual obligations, such claims could be expensive and time consuming to defend, could result in adverse publicity, and could have a material adverse effect on our business, financial condition and results of operations. We are also, and may be in the future, contractually required to indemnify and hold harmless some third parties from the costs or consequences of non-compliance with any laws, rules, regulations and similar legal obligations relating to the processing and use of personal data, privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Many of the newer Data Protection Laws and Regulations allow for the imposition of significant fines. For example, in the E.U. and U.K., the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and Data

Protection Act of 2018, together with the GDPR as implemented into U.K. law (collectively, “U.K. GDPR”) provide for fines of up to, the greater of, 20 million Euros (or GBP 17.5 million under the U.K. GDPR) or 4% of the annual global revenue of the non-compliant company. Such fines are generally in addition to any civil litigation claims by customers and data subjects. Legal requirements relating to the collection, storage, handling, transfer and other processing of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

Many recently enacted Data Protection Laws and Regulations have not been the subject of judicial interpretations or binding regulatory guidance and they may be modified, interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws, rules or regulations, other requirements or legal obligations applicable to our business. Between the complexity, relative newness, and the lack of interpretation or guidance on compliance with applicable Data Protection Laws and Regulations, our practices may not have complied with all such provisions and may not comply at all times in the future. Future legal developments may require us to expend significant resources to enable compliance, and could, depending on the terms adopted, expose us to additional expense, adverse publicity and liability, or require us to change our business practices, which could result affect our revenue or the cost of delivering our products and services.

In the E.U., the provisions of the GDPR continue to be interpreted and clarified and may require us to continue to commit significant resources towards compliance with the GDPR or to decide to terminate offerings in some or all countries of Europe. A significant risk is the trend toward an expansive definition of personal data in the E.U. For example, if a regulator in the E.U. determines that a vehicle identification number or other data related to a vehicle is considered personal data, we could be required to make major changes in the service and products we offer, potentially resulting in increased costs or lower revenue or profit.

Recent legal developments in Europe and the U.K. have created complexity and regulatory compliance uncertainty regarding certain transfers of personal information from the European Economic Area (“EEA”) or U.K. to the U.S. For example, on July 16, 2020, the Court of Justice of the European Union decision, now known as “Schrems II,” invalidated the E.U.-U.S. Privacy Shield as an adequate basis for transfer of personal data from the E.U. to the U.S., effective immediately. The E.U.-U.S. Privacy Shield was one of the bases upon which we relied for transfers of data from the E.U. to the U.S. While the decision did not invalidate all bases for transfers of personal data from the E.U. to other countries not deemed as having “adequate” personal data protections, such as the U.S., India and Mexico, it introduced a number of areas of ambiguity about what could constitute a valid means of transfer. Schrems II resulted in our commitment of increased resources and time to update documentation of transfers and analyze the laws of jurisdictions outside the E.U. where we transfer personal data. Subsequently, on June 4, 2021, the European Commission adopted new standard contractual clauses (“SCCs”), which became effective on June 29, 2021, to be used to legitimize the transfer of personal data from the E.U. to the U.S. The SCCs, which are a large part of our bases for transfers of personal data, impose additional obligations on companies like us, including for instance, conducting transfer impact assessments, implementation of additional security measures and updates to internal privacy practices. As a result, we replaced all of our existing SCCs with vendors and between our affiliates with the new versions. Further, on July 10, 2023, the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from the EEA to the U.S. under the E.U.-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-U.S. Data Bridge). While we have taken steps to comply with these international data transfer frameworks, the impact, efficacy and longevity of these frameworks remains unknown and it is unclear whether and to what extent the E.U.-U.S. Data Privacy Framework or U.K.-U.S. Data Bridge will be susceptible to the same challenges of the E.U.-U.S. Privacy Shield. Any changes to these frameworks or the SCCs, or any challenges to their validity or scope, could require us to commit increased resources, develop new policies and procedures, change our products and services, reorganize our operations, add to operational costs for us and our customers, or impair our customers’ ability to conduct business. If we are unable to implement a valid mechanism for personal data transfers from the E.U. or U.K., or if our policies and practices or those of our third-party vendors, service providers, contractors or consultants are, or are perceived to be, insufficient, or if our customers or others have concerns regarding our transfer of data from the EEA or the U.K. to the U.S., we could be subject to increased exposure to regulatory actions, substantial fines and injunctions, including by individual E.U. or U.K. data protection authorities, or lawsuits by private parties. Other jurisdictions outside the E.U. and the U.K. are similarly introducing or enhancing privacy, data protection, transfer and cybersecurity laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. Any of the foregoing could increase our compliance costs and adversely affect our business, financial condition and results of operations.

Following the U.K.’s withdrawal from the E.U. on January 31, 2020, and the end of the transitional period on December 31, 2020, the U.K. adopted the U.K. GDPR, which currently makes the privacy regimes of the E.U. and U.K. similar. It is possible either the E.U. or the U.K. could elect to change its approach and create differences in legal requirements and regulation, and the UK government has announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR. Moreover, the separation of the U.K. from the E.U. requires the continued updating of privacy documentation, and has led to a number of areas of ambiguity. It is possible that the U.K. and E.U. may continue to diverge in the application, interpretation and enforcement of their respective data protection laws, leading to increased costs of compliance.

Some U.S. and international data protection laws provide data subjects with rights requiring us to provide mechanisms for the exercise and fulfillment of those rights. These requirements could result in significant expense, distraction from other business and liability to the data subject or fines for failure to comply with data subjects’ rights.

Under the GDPR, when we operate as a processor of personal data on behalf of customers who are the controller of the data it is the controller that has the power to issue instructions on how personal data they control is processed. Customers who process personal data in a manner inconsistent with our current business practices could either reduce or cease business with us or we may incur larger costs in accommodating different processing instructions. Customer instructions that may have an adverse financial impact on our business include differing periods for retention or deletion of data, locations of storage and processing and processes for approval of sub-processors.

Many of our major customers in Europe prohibit transfers of personal data under their control outside of the E.U. Expansion of this trend could affect our continued business with such customers, restrict our ability to continue globalizing our business, affect our ability to optimize our processes, and restrict our collaboration with service providers outside of the E.U. All of these outcomes could increase our expenses substantially.

Many of data protection laws and regulations, along with our customer contracts, require us to investigate potential unauthorized access to personal data. Given the amount of personal data that we use, process and store, and the complexity of our products and services as well as the geographic scope of our business, investigations of potential breaches of security, even if ultimately determined to not constitute a data breach or reportable incident, could be costly.

We make public statements about our use, processing and disclosure of personal data through privacy policies and notices, information on our websites and press statements and promises to our customers through contracts. Although we endeavor to comply with our published policies, contracts and documentation, we may at times fail, have failed, or be alleged to have failed to do so and our published policies and documentation may not at all times have complied with the latest personal Data Protection Laws and Regulations and legal interpretations thereof. Our published privacy policies, notices and other documentation that provide promises or assurances about data privacy and security can subject us to potential government and legal action if found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us to comply with our public statements or the legal requirements about using, processing and disclosing personal data could expose us to costly litigation, significant judgments, fines and awards against us, civil and criminal penalties and negative publicity and cause our customers to reduce or discontinue use of our products and services materially and adversely affecting our business, financial condition and operational results.

Our communications with existing and potential customers are subject to laws regulating telephone and email marketing practices, and our failure to comply with such communications laws could adversely affect our business, operating results and financial condition and significantly harm our reputation.

On occasion we send communications directly to consumers. These activities are subject to a variety of U.S. state and federal laws, rules and regulations, such as the Telephone Consumer Protection Act of 1991 (“TCPA”), the CAN-SPAM Act of 2003 (“CAN-SPAM Act”), and others related to telemarketing, recording and monitoring of communications. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. The TCPA, the CAN-SPAM Act and other communications laws, rules and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. We may be required to comply with these and similar laws, rules and regulations. We cannot, however, be certain that our efforts to comply will always be successful. Our business could be adversely affected by changes to the application or interpretation of existing laws, rules and regulations governing our platform’s communication capabilities, or the enactment of new laws, rules and regulations, and by our failure to comply with such laws, rules and regulations. If any of these laws, rules or regulations were to significantly restrict our ability to communicate with existing and potential consumers, we may not be able to develop adequate alternative communication modules. Further, our non-compliance with these laws, rules and regulations could result in significant financial penalties, litigation, including class action litigation, consent decrees and injunctions, adverse publicity and other negative consequences, any of which could adversely affect our business, operating results and financial condition and significantly harm our reputation.

We partner with third parties to make payment processing solutions and services available to our customers, and if we fail to comply with the applicable requirements under agreements with our third party partners, they can seek to terminate our relationship.

We have entered into agreements with certain payment processors, including Worldpay (Fidelity National Information Services, Inc.) and Global Payments (Global Payments Inc.), in order to enable our customers to accept electronic payments, including payments using credit and debit cards. Pursuant to these agreements with payment processors, we are subject to the card and payment network rules and certain other obligations. The payment networks routinely update and modify requirements applicable to payment facilitators, including rules regulating data integrity, third-party relationships (such as those with respect to payment processors and bank sponsors) and transaction chargeback standards.

Our contracts with our payment processor partners include standard confidentiality, indemnification and data protection obligations, among others. These contracts provide for certain termination events, such as material breach, and are subject to automatic annual renewal unless terminated by either party upon prior notice or for cause. If we fail to comply with our obligations under our agreements with our payment processor partners or the applicable rules and requirements of the payment networks or payment processors, our payment processor partners could suspend or terminate our agreements and sponsored payment facilitator relationships. The termination of our relationships with our payment processor partners could have a material and adverse impact on the ability of our customers to accept electronic payments.

Current or future litigation or other legal proceedings could have a material adverse impact on us.

We have been and continue to be involved in legal proceedings, arbitrations, claims and other litigation that arise in the ordinary course of business. For example, we have been involved in disputes with collision repair facilities, acting individually and as a group in some situations that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software.

We have also been, and are currently, involved in litigation alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Additionally, we have been, and are currently, involved in potential contractual indemnity claims by our customers related to such total loss estimation software litigation (some of which claims are subject to an executed tolling agreement). Furthermore, we are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or that the agreements are not enforceable against them, some of which are the subject of pending litigation or arbitrations and any of which could in the future lead to arbitration or litigation. Also, we may be subject to disputes regarding earn-out or similar provisions contained in acquisition agreements. For example, the former shareholders of RedCap Technologies, LLC have alleged that we took actions that breached and tortiously interfered with the terms of their acquisition agreement, impairing their potential earn-out payments. An adverse decision and award against us in this instance could exceed applicable insurance coverage and materially and adversely affect our cash position, financial condition and results of operations. While we do not expect the outcome of any such pending or threatened litigation or arbitration to have a material adverse effect on our financial position, litigation and arbitrations are unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

We also may face claims, litigation or arbitrations from employees concerning our obligations to them. While we are not currently facing any class or collective actions concerning our employment practices, employers frequently have to contend with such class or collective actions on a variety of topics, which can present material financial risk and impair relationships with the workforce. We cannot predict whether an employee, or group of employees, will bring such a claim against us.

Risks Related to Tax Matters

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results; we may not be able to utilize all of our tax benefits before they expire.

Our effective tax rate could be adversely affected by our mix of earnings in countries with high versus low tax rates; by changes in the valuation of our deferred tax assets and liabilities; by the outcomes of examinations, audits or disputes by or with relevant tax authorities; or by changes in tax laws and regulations.

Significant judgment is required to apply the recognition and measurement criteria prescribed in ASC Topic No. 740-10, Income Taxes. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which, if settled unfavorably, could adversely impact our provision for income taxes or additional paid-in capital.

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate entity structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. For example, many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge whether our related party transfer pricing policies are at arm’s length and, as a consequence, challenge our tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties, fines and interest related thereto, which may have a significant impact on our effective tax rate, results of operations and future cash flows.

Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material and adverse effect on our business, financial condition or results of operations. Changes in tax laws could impact our effective tax rate. In addition, changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the “OECD”). The OECD, which represents a coalition of member countries, recommended changes to numerous longstanding tax principles, including “Pillar One and Pillar Two” reports that focus on nexus, profit allocation, and global minimum tax proposals. As the OECD continues its evaluation of these proposals, several countries have enacted or proposed measures to impose new digital services taxes on companies. The enacted and proposed measures could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material and adverse effect on our business, financial condition or results of operations.

General Risk Factors

Future pandemics could have an adverse impact on our business, results of operations and financial condition.

The COVID-19 pandemic adversely impacted our business and results of operations. Specifically, the COVID-19 pandemic and related precautionary measures resulted in global macroeconomic effects, including severe disruptions to the supply chain for both components and finished goods, including new vehicle deliveries, and substantial impacts on our domestic and international operations, including, but not limited to reductions in transactional claims volumes on account of lower miles driven and reductions in new sales bookings, each of which led to decreased revenue. Any future pandemic or widespread disease outbreak could generate similar global macroeconomic effects with the resulting adverse impacts to our business, results of operations and financial condition.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract and retain sufficient numbers of qualified employees to support our present and future operations and business strategy, our business will be adversely affected.

We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees could harm our business and operations.

Our success also depends on our ability to continue to attract, manage and retain qualified management, sales and technical personnel as we grow and implement our present and future business strategy. Particularly, we have a present and anticipated future need to attract, manage and retain sufficient numbers of appropriately qualified personnel to develop and commercialize our risk and asset management platform. Competition for such qualified personnel is intense and we may not be able to continue to attract or retain such qualified personnel in the future. If we are unable to identify, attract, develop, motivate, adequately compensate and retain well-qualified and engaged personnel, or if existing highly skilled and specialized personnel leave the Company and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively, which could cause us to suffer delays in new product development, experience difficulty complying with applicable requirements or otherwise fail to satisfy our customers’ demands, which would have an adverse effect on our business, financial condition and results of operations.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

We believe that the brand identity we have developed and acquired has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Solera, Audatex, Autodata, Hollander, Informex, Sidexa, AUTOonline, Identifix, AutoPoint, LYNX Services, CAP HPI, Enservio, eDriving/Mentor, Explore, DealerSocket, Omnitracs, SmartDrive, Spireon, LoJack, and Automate are important to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator, to continue to provide high quality software and services and protect and defend our brand names and trademarks, which we may not do successfully. To date, we have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.

We rely on the availability and performance of various communications and information services of third parties to conduct our business. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. Although we have multiple providers in many cases, a widespread multi-vendor communications infrastructure incident would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the third-party services we use. Additionally, in the event that our service agreements are terminated, or there is a lapse of service, elimination of such third-party services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expenses in arranging for or provisioning new providers, which would adversely affect our business, financial condition, and results of operations.

As expectations regarding operational and information security practices have increased, our operating systems and infrastructure, and those of our third-party service providers, must continue to be safeguarded and monitored for potential failures, disruptions, breakdowns, and attacks. Our data processing systems, or other operating systems and facilities, and those of our third-party service providers, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our and our third-party service providers’ control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, or hurricanes; disease pandemics and related government orders; events arising from local or larger scale political or social matters, including terrorist acts; cyberattacks and other data security incidents, including ransomware, malware, phishing, social engineering, including some of the foregoing that target healthcare systems in particular. These incidents can range from individual attempts to gain unauthorized access to information technology systems to more sophisticated security threats involving cyber criminals, hacktivists, cyber terrorists, nation state actors, or the targeting of commercial financial accounts. These events can also result from internal compromises, such as human error or malicious internal actors, of our workforce or our vendors’ personnel.

While we have business continuity, disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Furthermore, if such failures, interruptions or security breaches are not detected immediately, their effect could be compounded. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats and our use of third-party service providers with access to our systems and data. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyberattacks or security breaches of our networks, systems or devices, or those that our customers or third-party service providers use to access our products and services, could result in customer attrition, financial loss, reputational damage, reimbursement or other compensation costs, and/or remediation costs, any of which could have a material effect on our results of operations or financial condition.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware or our customers’ or third-party service providers’ computer software or hardware;

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cybersecurity breaches, viruses, cybercrime or software defects, the risk of which have been increased due to a swift transition to remote work brought about by a catastrophic event (such as the COVID-19 pandemic);

•	our networks, our customers’ networks or our third-party service providers’ networks; and

•	our connections to and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•	strikes, crime, explosions, social unrest, terrorism, epidemics, pandemics, cyber-attacks, computer viruses, internal or external system failures, power loss or other telecommunications failures;

•	earthquakes, fires, floods, hurricanes, blizzards, tsunamis and other natural disasters (many of which are becoming more acute and frequent);

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•	employee theft or misuse or outside parties fraudulently inducing our employees or users to disclose sensitive or confidential information in order to gain access to data;

•	breach of the security networks of our third-party service providers; and

•	errors by our employees or third-party service providers.

In addition, there may be an increased risk of cyberattacks by state actors due to the current conflict between Russia and Ukraine. Any increase in such attacks on us or our systems could adversely affect our network systems or other operations. Although we maintain cybersecurity policies and procedures to manage risk to our information systems and continuously adapt our systems and processes to mitigate such threats, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and there can be no assurance that we will promptly detect and address any such disruption or security breach, if at all.

As part of our ongoing process improvements efforts, we have and will continue to migrate product and system platforms to next generation platforms and we may increase data and applications that we host ourselves, and the risks noted above will be exacerbated by these efforts. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on (even if temporary), including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could harm our reputation and result in the loss of current and/or potential customers or reduced business from current customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Fraudulent data access and other security breaches of our or our third-party service providers’ information systems, or the failure to maintain the security of proprietary, personal, sensitive or confidential information, may disrupt our internal operations, damage our reputation and expose us to litigation and could materially and adversely affect our business, financial condition and results of operations.

Security breaches in our or our third-party service providers’ facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers and data suppliers. Our systems, and the systems of our third-party service providers, may be vulnerable to defects in design, natural disasters, terrorist attacks or acts of war, political protests, power and/or telecommunication failures, employee or other third-party fraud or malfeasance (including state-sponsored organizations with significant financial and technological resources), human or technical errors, physical break-ins, cyberattacks, computer malware, computer viruses, spyware, denial of service attacks, attacks by hackers (including phishing and ransomware attacks), unauthorized attempts to access information and similar disruptive problems. Additionally, we can be at risk if one of our third-party service providers’ information technology system is attacked or compromised. Such threats are persistent and evolve quickly, including due to the use of AI technologies, may be difficult to detect for long periods of time, and we have in the past and may in the future experience such cybersecurity threats. We have taken measures to protect our data and to protect our computer systems from attack but these measures may not prevent unauthorized access to our systems or theft of our data. If users gain improper access to our databases or the databases of our third-party service providers, they may be able to steal, publish, delete or modify confidential third-party information that is stored or transmitted on our networks or the networks of our third-party service providers. In addition, customers’ misuse of our information services or the information services of our third-party service providers could cause harm to our business and reputation and result in loss of customers.

An increasing portion of our revenue comes from SaaS solutions and other hosted services in which we store, retrieve, communicate and manage data that is critical to our customers’ business systems. Disruption of our systems that support these services and solutions could cause disruptions in our customers’ systems and in the businesses that rely on these systems. Any such disruptions could harm our reputation, create liabilities to our customers, hurt demand for our services and solutions and negatively impact our revenue and profitability.

We use third parties to provide certain data processing services, including payment processing and hosting services; however, our ability to monitor our third-party service providers’ data security is limited. Notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, or the processing of data by our third-party service providers, including their security measures, we cannot ensure the integrity or security of measures they take to protect, and prevent the loss of, our data, our customers’ data and other personal information or other cyber incidents.

A security breach suffered by us or our third-party service providers, an attack against our service availability, any unauthorized, accidental or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information, an obligation to notify regulators and affected individuals, the triggering of service availability, indemnification and other contractual obligations, regulatory investigations, inquiry from governmental authorities, government fines and penalties, theft of confidential data including personal information and intellectual property, loss of access to critical data or systems, unfavorable publicity, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, reputational damage, loss of sales and customers, an impact on our ability to meet customers’ expectations, deterring data suppliers from supplying data to us, mitigation and remediation expenses and other significant costs and liabilities. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as the costs to comply with any notification or other obligations resulting from any security incidents and other business delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations, reputation, and relationships with our customers and suppliers. We also cannot be certain that our existing insurance coverage will cover any indemnification claims against us or other liabilities relating to any security incident or breach, will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach, will continue to be available on acceptable terms or at all or that the insurer will not deny coverage as to any future claim. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with vendors and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Cybersecurity incidents have increased in scope, number, severity and frequency in recent years because of the proliferation of new technologies and the increased number, sophistication and activities of perpetrators of cyber-attacks, and it is expected that these trends will continue, including due to expanded use of AI by threat actors. We and others are also subject to increased cybersecurity threats and potential breaches because of the increase in the number of individuals working from home. Further, as a result of our prominence, the size of our customer-base, the volume of personal data on and otherwise processed by our networks, systems and applications, and the evolving nature of our products and services (including our efforts involving new and emerging technologies, such as AI), we may be a particularly attractive target for such attacks, including from highly sophisticated, state-sponsored or otherwise well-funded, criminal actors. We cannot assure you that our products or hosted services will not be subject to cyberattacks, or other security incidents, especially in light of the rapidly changing security threat landscape that our products and hosted services seek to address. Due to a variety of both internal and external factors, including, without limitation, defects or misconfigurations of our products, our products could become vulnerable to security incidents (both from intentional attacks and accidental causes). In addition, because the techniques used by computer hackers to access or sabotage networks and endpoints change frequently, are increasing in sophistication and generally are not recognized until launched against a target, there is a risk that advanced attacks could emerge that attack our software that we are unable to detect or prevent until after some of our customers are affected.

While we have security measures in place designed to protect our and our customers’ confidential and sensitive information and prevent data loss, these measures cannot provide absolute security and may not be effective to prevent a security breach, including as a result of employee error, theft, misuse or malfeasance, third-party actions, unintentional events or deliberate attacks by cyber criminals, any of which may result in someone obtaining unauthorized access to our customers’ data, our data, our intellectual property and/or our other confidential or sensitive business information. In addition, third parties may attempt to fraudulently induce employees, contractors or users to disclose information, including user names and passwords, to gain access to our customers’ data, our data or other confidential or sensitive information, and we may be the target of email scams that attempt to acquire personal information or company assets. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative measures. We devote significant financial and personnel resources to implement and maintain security measures; however, these resources may not be sufficient, and as cybersecurity threats develop, evolve and grow more complex over time, it may be necessary to make significant further investments to protect our data and infrastructure.

The number of potentially affected individuals identified by any future incidents is unknown. Any such incident could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

We may not be able to obtain capital when desired on favorable terms, if at all, and we may not be able to obtain capital or complete acquisitions through the use of equity without dilution to our stockholders.

We may need additional financing to execute on our current or future business strategies, including to develop new or enhance existing software solutions, acquire businesses and technologies or otherwise respond to competitive pressures. Our ability to raise capital in the future may be limited, and if we fail to raise capital when needed, we could be prevented from growing and executing our business strategy.

If we raise additional funds through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders could be significantly diluted, and newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

If we accumulate additional funds through debt financing, more of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our solutions, invest in future growth opportunities or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

Risks Related to Our Organizational Structure

Our principal asset is our interest in our subsidiaries and, accordingly, we depend on distributions from our subsidiaries to pay our taxes and expenses. Our subsidiaries’ ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our direct and indirect ownership of our interests in our subsidiaries. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and pay operating expenses or declare and pay dividends, if any, in the future depends on the financial results and cash flows of our subsidiaries. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of our subsidiaries, will permit such distributions.

Currently, affiliates of Vista Equity Partners indirectly control us and their interests may conflict with our interests.

Currently, certain funds affiliated with Vista Equity Partners have substantial control of our voting stock. In addition, Vista has the right to designate a majority of the members of our board of directors. As a result, Vista has substantial control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of our board of directors or stockholders. Immediately following this offering, Vista will control approximately  % of the voting power of our outstanding common stock, or  % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power controlled after the offering, Vista will control the vote of all matters submitted to a vote of our shareholders.

In addition, Vista is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. While we do not currently compete with these investments, Vista may vote in a manner so as to restrict us from expanding our business or entering into additional lines of business which may be related to the current or future operations of these investments. Vista may also pursue acquisitions that may be complementary with our business and, as a result, those acquisition opportunities may not be available to us. So long as Vista continues to control a significant amount of the outstanding shares of our common stock, even if such amount is less than a majority, Vista will continue to be able to strongly influence or effectively control our decisions.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the U.S., and certain of our subsidiaries are subject to income taxes outside of the U.S., and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local tax authorities, and certain of our subsidiaries may be subject to audits of income, sales and other transaction taxes by non-U.S. tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Common Stock and This Offering

Vista controls us, and Vista’s interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with Vista will control approximately   % of the voting power of our outstanding common stock, or   % if the underwriters exercise in full their option to purchase additional shares of common stock, which means that, based on its percentage voting power controlled after the offering, Vista will control the vote of all matters submitted to a vote of our shareholders. This control will enable Vista to control the election of the members of our Board and all other corporate decisions. Even when Vista ceases to control a majority of the total voting power, for so long as Vista continues to control a significant percentage of our common stock, Vista will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to control a significant percentage of our common stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Vista. The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. The Director Nomination Agreement will also provide that Vista may assign such right to an affiliate of Vista. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Vista and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon listing of our shares of common stock on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

After completion of this offering, Vista will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

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these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

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these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

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these provisions provide that, at any time when Vista controls less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock entitled to vote thereon, voting together as a single class;

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these provisions prohibit shareholder action by written consent from and after the date on which Vista controls less than 35% in voting power of our stock entitled to vote generally in the election of directors;

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these provisions provide that for as long as Vista controls at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when Vista controls less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

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these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista controls at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested shareholder for a period of three years following the date on which the shareholder became an interested shareholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to have our common stock approved for listing on the NYSE under the trading symbol “SLRA”, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

In addition, the SPV Loans are secured by a pledge of all of the shares of our common stock held by the SPVs, representing     shares of our common stock ( % of the number of shares of our common stock expected to be outstanding upon completion of this offering, or  % if the underwriters’ option to purchase additional shares of common stock is exercised in full). The terms of the SPV Loans will restrict the SPVs from selling the shares of common stock pledged to secure the SPV Loans unless certain coverage ratios and other conditions under the applicable SPV Loan are met at the time of the sale. As a result, a significant portion of our outstanding common stock may be subject to restrictions on sale in certain circumstances during the term of the SPV Loans (including, for example, if the trading price of our common stock declines substantially), which may also affect the market price of our common stock in the secondary market and the liquidity of our common stock.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the market price and liquidity of our shares of common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have      outstanding shares of common stock based on the number of shares outstanding as of     , 2024. This includes shares of common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of common stock sell them or are perceived by the market as intending to sell them.

In addition, the SPV Loans are secured by a pledge of all of the shares of our common stock held by the SPVs, representing    shares of our common stock ( % of the number of shares of our common stock expected to be outstanding upon completion of this offering, or % if the underwriters’ option to purchase additional shares of common stock is exercised in full). Upon expiration of the 180-day contractual lock-up period described in the “Underwriting” section of this prospectus and prior to maturity of the applicable SPV Loan, the SPVs may, from time to time, sell pledged shares, subject to satisfying certain coverage ratios and other conditions under the applicable SPV Loan which may restrict their ability to sell such shares in certain circumstances (including, for example, if the trading price of our common stock declines substantially). To the extent an SPV Loan is not repaid or refinanced prior to its maturity in approximately 3.5 years, a mandatory prepayment event under such SPV Loan occurs, or an event of default under such SPV Loan otherwise occurs, the principal and the accrued and unpaid interest would become due and payable at that time, which could result in the sale of the pledged shares. In the case of nonpayment at maturity or another event of default, the lenders under the SPV Loans may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of the common stock pledged to secure the applicable SPV Loan. If shares of our common stock are sold by the SPVs or by or on behalf of the lenders, such sales could cause our share price to decline and, depending on the volume of shares sold, result in Vista no longer controlling a majority of our voting stock.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Vista may pursue corporate opportunities independent of us that could present conflicts with our and our shareholders’ interests.

Vista is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business or be suppliers or clients of ours. For example, while Vista does not currently have other substantial investments or portfolio companies that compete in the investment management industry, they may have in the future. Vista may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of Vista will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, including our ability to efficiently and effectively integrate acquisitions, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, that may cause actual results to differ materially from those that we expected, including:

•	current uncertainty in global macroeconomic, including the impact of the current inflationary and interest rate environments, and geopolitical conditions;

•	our failure to compete effectively in our industry, which is highly competitive;

•	limitations on our growth caused by the time and expense associated with switching from our competitors’ software and services to ours;

•	effects on our operating results caused by volatility as a result of exposure to interest rate variability and foreign currency exchange risks;

•	our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets;

•

variations in our operating results period to period caused by the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors;

•

the fact that our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional based-products and services;

•	our current and potential strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector;

•	a potential impairment of our goodwill or other intangible assets;

•	affiliates of Vista Equity Partners’ indirect control over us;

•	effects on our market share caused by our ability to keep pace with rapid technological change in our industry;

•	the significant amount of cash to service our indebtedness;

•	our ability to service all of our indebtedness;

•	any interruption to our access to information generated by third parties or disruption of services from communication services vendors used in our software, services and solutions;

•	potential claims from third parties stating that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights;

•	our ability to protect our intellectual property and property rights;

•	our ability to comply with our obligations with third party software and technology under license or technology agreements;

•	our utilization of open source software;

•	our ability to protect the confidentiality of our trade secrets and know-how;

•	risks associated with our international business activities;

•	changes in or violations by us or our customers of applicable government regulations;

•	regulatory developments;

•	privacy laws, regulations and standards;

•	periodic changes in the amount of our income tax provision (benefit);

•	the fact that we are subject to taxation in multiple jurisdictions;

•	our potential engagement in acquisitions, joint ventures, dispositions or similar transactions;

•	potential significant restructuring and severance charges in future periods;

•	our dependence on a limited number of key personnel who would be difficult to replace;

•	our dependence on our brands;

•	potential disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers;

•	any system failures, delays and other problems;

•

potential fraudulent data access and other security breaches of our or our third-party service providers’ information systems, or the potential failure to maintain the security of proprietary, personal, sensitive or confidential information;

•	current or future legal proceedings brought against us;

•	our ability to obtain capital when desired on favorable terms; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $     per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $     million (or $     million if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use such net proceeds (i) to repay $     million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, (ii) to repay $    million of outstanding capitalized accrued and unpaid interest under the Second Lien Term Loan Facility, under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024, (iii) to repay $    million of outstanding indebtedness under the Revolving Credit Facility, under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, (iv) to repay $    million of the Related Party Note (as defined herein), under which $94.8 million was outstanding and which had an interest rate of 7.4% as of March 31, 2024, (v) for general corporate purposes, and (vi) to pay expenses incurred in connection with this offering and the other Organizational Transactions. To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used to repay additional outstanding indebtedness.

Borrowings under the First Lien Term Loan Facility (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to (x) for borrowings denominated in U.S. dollars, the highest of (i) the rate of interest quoted in the print edition of the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds effective rate in effect on such day plus 0.50% and (iii) the sum of (a) adjusted SOFR plus a credit spread adjustment of 0.11448% (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for such a benchmark rate loan of the same tranche with a one-month interest period plus (b) 1.00% and (y) for borrowings denominated in Euros, adjusted EURIBOR (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for such a benchmark rate loan of the same tranche with a one-month interest period or (2) (i) with respect to our seven-year senior secured first lien term loans in an aggregate principal amount of $3,380.0 million, €1,200.0 million and £300.0 million (the “First Lien Term Loans”) denominated in Euros, an adjusted eurocurrency rate that is subject to a 0.00% interest rate floor and (ii) with respect to First Lien Term Loans denominated in U.S. dollars, term SOFR plus a credit spread adjustment of 0.11448% if such First Lien Term Loan is under a one month interest period, 0.26161% if such First Lien Term Loan is under a three month interest period and 0.42826% if such First Lien Term Loan is under a sixth month interest period, in each case, subject to a 0.50% interest rate floor.

First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (w) with respect to First Lien Term Loans denominated in U.S. dollars, (i) that bear interest with respect to SOFR, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (x) with respect to First Lien Term Loans denominated in Euros, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00.

The interest rate on the First Lien Term Loan Facility was 9.5% per annum as of March 31, 2024. The maturity date of the First Lien Term Loan Facility is June 2, 2028.

Borrowings under the Second Lien Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to the highest of (i) the rate of interest quoted in the print edition of the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds effective rate in effect on such day plus 0.50% and (iii) the sum of (a) the adjusted SOFR plus a credit spread adjustment of 0.10% (after giving effect to the 1.00% interest rate floor) that would be payable on such day for such SOFR loan of the same tranche with a one-month interest period plus (b) 1.00% or (2) term SOFR plus a credit spread adjustment of 0.10%, subject to a 1.00% interest rate floor.

The applicable margin is (y) with respect to Second Lien Term Loans held by participating lenders under the third amendment to the Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 9.25% during the PIK Period (which may be payable in kind during the PIK Period) and 9.00% after the expiration of the PIK Period and (ii) that bear interest with respect to the base rate, 8.25% during the PIK Period (and payable in kind during the PIK Period) and 8.00% after the expiration of the PIK Period and (z) with respect to Second Lien Term Loans held by lenders that did not participate in the third amendment to Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 8.00% and (ii) that bear interest with respect to the base rate, 7.00%.

The interest rate on the Second Lien Term Loan Facility was 15.4% per annum as of March 31, 2024. The maturity date of the Second Lien Term Loan Facility is June 4, 2029.

As of March 31, 2024, the interest rate for the Revolving Credit Facility was 9.1% per annum. As of March 31, 2024, the Company has drawn $356.0 million on the Revolving Credit Facility. The maturity date of the Revolving Credit Facility is June 4, 2026.

An affiliate of Goldman Sachs & Co. LLC acts as administrative agent and lender under the Revolving Credit Facility and the First Lien Term Loan Facility, and affiliates of each of Morgan Stanley & Co. LLC and Jefferies LLC are also lenders thereunder. In addition, affiliates of certain of the other underwriters are lenders under the Revolving Credit Facility, the First Lien Term Loan Facility and/or the Second Lien Term Loan Facility. As a result, such affiliates will receive a portion of the net proceeds of this offering used to repay outstanding loans under such facilities. See “Underwriting.”

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note (the “Related Party Note”). Interest on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 2.40%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Following the second amendment and restatement, the maturity date was extended to April 9, 2025. See “Certain Relationships and Related Party Transactions—Related Party Note” for more details with respect to the Related Party Note.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, each $1.00 increase or decrease in the assumed initial public offering price of $     per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the number of shares of common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming that the initial public offering price per share for the offering remains at $     (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our First Lien Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

CAPITALIZATION

The following table describes our cash and consolidated capitalization as of March 31, 2024:

•	of Solera Global Corp. on an actual basis;

•	of Solera Corp. on a pro forma basis, after giving effect to the Organizational Transactions other than this offering; and

•

of Solera Corp. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions and our sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of common stock) and the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds,” “Organizational Structure,” “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2024 (Dollars in thousands, except share amounts and per share data)
	Actual Solera Global Corp	Pro Forma for the Organizational Transactions (other than the offering)	Pro Forma As Adjusted for the Organizational Transactions (including the offering)
Cash and cash equivalents	$163,472	$	$

Indebtedness:
First lien term loan facility (1)	$5,563,333	$	$
Second lien term loan facility	2,636,833
Related party note	94,848

Total debt	8,295,014
Mezzanine equity:
Redeemable noncontrolling interest (2)	142,857
Stockholders’ equity (deficit):
Class A common stock of Solera Global Corp., $0.0001 par value per share, 1,500 million shares authorized; 2,578,521 issued and outstanding at March 31, 2024, on an actual basis; no shares authorized, issued or outstanding on a pro forma or pro forma as adjusted basis	—
Class V common stock of Solera Global Corp., $0.0001 par value per share, 150 million shares authorized; no shares issued and outstanding as of March 31, 2024; no shares authorized, issued or outstanding on a pro forma or pro forma as adjusted basis	—
Common stock of Solera Corp., $0.0001 par value per share, no shares authorized, issued or outstanding as of March 31, 2024; 1,500 million shares authorized, shares issued and outstanding, on a pro forma basis; 1,500 million shares authorized, shares issued and outstanding, on a pro forma as adjusted basis	—

Additional paid-in capital	3,061,332
Accumulated deficit	(3,540,308)
Accumulated other comprehensive loss	(243,165)

Total stockholders’ equity (deficit) attributable to common stockholders	(722,141)
Non-controlling interests	219,076

Total capitalization	$7,934,806	$	$

(1)

Included in the First Lien Credit Facility is a $500.0 million Revolving Credit Facility of which $356.0 million was outstanding as of March 31, 2024 (including $16.3 million of outstanding letters of credit). As of March 31, 2024 we had up to an additional $127.7 million available for borrowing under our

Revolving Credit Facility, subject to certain limitations. This balance also reflects the aggregate principal amount of $300.0 million in Incremental First Lien Term Loans and $100.0 million aggregate principal amount of Revolving Loans incurred in connection with the Spireon Acquisition in March 2022. As of May 31, 2024, we had up to an additional $26.2 million available for borrowing under the Revolving Credit Facility, subject to certain limitations.
(2)	For more information on our redeemable non-controlling interest, refer to Note 7 “Mezzanine Equity” to the accompanying consolidated financial statements.

A $1.00 increase or decrease in the assumed initial public offering price of $     per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $     million, assuming the number of shares of common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $     million, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after the completion of this offering excludes (i)    , subject to vesting, issued to certain of our executive officers and certain other employees, with a weighted average participation threshold of $    per unit (see “Executive Compensation—2024 Omnibus Incentive Plan” for a discussion of the participation thresholds), (ii)     shares of common stock reserved for issuance under the Solera Corp. 2024 Omnibus Incentive Plan, including: (A)     that we will issue to certain employees in connection with the completion of this offering and (B)     that we will issue to certain of our independent directors upon completion of this offering and that vest on the first anniversary of the grant date and (iii)      shares of common stock reserved for issuance under the ESPP.

DILUTION

Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the pro forma as adjusted net tangible book value per share of common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Pro forma as adjusted net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock, after giving effect to the Organizational Transactions and the sale of      shares of common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Our pro forma as adjusted net tangible book value (deficit) as of     , 2024 was $      million, or $     per share of common stock. This represents an immediate dilution to new investors in this offering of $     per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of , 2024
Pro forma net tangible book value (deficit) per share as of , 2024 before this offering(1)	$
Increase in net tangible book value per share attributable to the investors in this offering	$

Pro forma as adjusted net tangible book value (deficit) per share after this offering		$

Dilution in net tangible book value per share to the investors in this offering		$

(1)	The computation of pro forma as adjusted net tangible book value per share as of , 2024 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$
Pro forma as adjusted net tangible book value(a)	$
Shares of common stock outstanding(a)
Pro forma as adjusted net tangible book value per share	$

(a)	Gives pro forma effect to the Organizational Transactions (but does not reflect this offering).

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted net tangible book value by $     million, or $     per share, and would increase or decrease the dilution per share to the investors in this offering by $     based on the assumptions set forth above.

The following table summarizes as of     , 2024, after giving effect to the Organizational Transactions and this offering, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the purchasers in this offering, based upon an assumed initial public offering price of $     per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares of Common Stock Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing owners			%	$		%	$
Investors in this offering

Total		100%		$	100%		$

The discussion and tables above assumes no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters’ option to purchase additional shares of common stock is exercised in full, the investors in this offering would own approximately      % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $     per share, and the dilution in the pro forma as adjusted net tangible book value (deficit) per share to the investors in this offering would be $     per share.

The tables and calculations above are based on the number of shares of common stock outstanding as of     , 2024 (after giving effect to the Organizational Transactions and this offering). To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed and consolidated statement of loss for our 2024 fiscal year and the unaudited pro forma condensed and consolidated balance sheet as of March 31, 2024 present our financial position and results of operations after giving pro forma effect to:

(1)

The Organizational Transactions described under “Organizational Structure,” and the consummation of this offering and the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds;” and

(2)	A provision for corporate income taxes on the income of Omnitracs allocable to Solera Corp., inclusive of all U.S. federal, state, local, and foreign income taxes.

Pro forma adjustments made for items (1) and (2) above are presented as if the transactions occurred on March 31, 2024 for the unaudited pro forma condensed and consolidated balance sheet and on April 1, 2023 for the unaudited pro forma condensed and consolidated statement of loss for our 2024 fiscal year.

Our unaudited pro forma condensed and consolidated statement of loss for our 2024 fiscal year has been derived from the consolidated financial statements of Solera Global Corp. and its subsidiaries after applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed and consolidated financial statements. Our unaudited pro forma condensed and consolidated balance sheet as of March 31, 2024 is derived from consolidated financial statements of Solera Global Corp. and its subsidiaries.

The unaudited pro forma financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will be a taxpaying entity subject to U.S. federal, state and foreign income taxes. The unaudited pro forma financial information was prepared in accordance with Article 11 of SEC Regulation S-X. See the accompanying notes to the unaudited pro forma financial information for a discussion of assumptions made.

The unaudited pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited pro forma statements of loss and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial information.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

For purposes of the unaudited pro forma condensed and consolidated financial information, we have assumed that we will issue      shares of common stock at a price per share equal to $    , the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The net proceeds from the sale of the shares of common stock in this offering will be used as described in the section entitled “Use of Proceeds.” Except as otherwise indicated, the unaudited pro forma financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

The unaudited pro forma financial information should be read together with “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of Solera Global Corp. and subsidiaries and related notes thereto included elsewhere in this prospectus.

Solera Corp.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2024

(In thousands except share and per share data)

	Solera Global Corp. Consolidated Company	Transaction Accounting Adjustments - Organization (Note 2)			Transaction Accounting Adjustments - Offering (Note 2)			Solera Corp. Pro forma as Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$163,472	$			$	(AA	)	$
						(CC	)
Accounts receivable, net	413,499
Other receivables, net	27,315
Prepaid assets	86,421					(BB	)
Other current assets	204,416

Total current assets	895,123
Property and equipment, net	108,870
Goodwill	6,608,067
Intangible assets, net	1,489,877
Other noncurrent receivables, net	15,256
Other noncurrent assets	209,842
Deferred income tax assets	68,814

Total assets	$9,395,849	$			$			$

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$216,294	$			$			$
Accrued expenses and other current liabilities	470,699					(BB	)
						(CC	)
Deferred revenue	254,592
Income taxes payable	44,515
Current portion of long-term debt	53,555
Current operating lease liabilities	14,282

Total current liabilities	1,053,937
Long-term debt, net	8,088,603		(FF	)		(CC	)
			(HH	)		(DD	)
Operating lease liabilities, net of current portion	36,576
Related party note	94,848					(CC	)
Other noncurrent liabilities	326,652
Deferred income tax liabilities	155,441

Total liabilities	$9,756,057	$			$			$
Commitments and contingencies
Mezzanine equity:
Redeemable noncontrolling interest	142,857

Total mezzanine equity	142,857

	Solera Global Corp. Consolidated Company	Transaction Accounting Adjustments - Organization (Note 2)			Transaction Accounting Adjustments - Offering (Note 2)			Solera Corp. Pro forma as Adjusted
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share	—		(GG	)		(AA	)
Class A common stock, par value $0.0001 per share	—
Class V common stock, par value $0.0001 per share	—
Additional paid-in-capital	3,061,332		(FF	)		(AA	)
			(GG	)		(BB	)
						(EE	)
Accumulated deficit	(3,540,308)		(HH	)		(EE	)
						(DD	)
Accumulated other comprehensive loss	(243,165)		(GG	)

Total stockholders’ equity (deficit) attributable to common stockholders	(722,141)
Noncontrolling interests	219,076		(GG	)

Total stockholders’ equity (deficit)	(503,065)

Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$9,395,849	$			$			$

See accompanying Notes to Unaudited Pro Forma Condensed and Consolidated Financial Information

Solera Corp.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED STATEMENT OF LOSS

FOR THE YEAR ENDED MARCH 31, 2024

(In thousands except share and per share data)

	Solera Global Corp. Consolidated Company	Transaction Accounting Adjustments – Organization (Note 3)			Transaction Accounting Adjustments – Offering (Note 3)			Solera Corp. Pro Forma as Adjusted
Revenues	$2,444,150	$			$			$
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	967,934
Selling, general and administrative, excluding depreciation and amortization	465,099					(A	)
Acquisition and related costs	11,809
Depreciation and amortization	398,812
Asset impairment charges	3,698
Restructuring charges and other costs associated with exit and disposal activities	5,117

Total operating expenses	1,852,469

Operating income (loss)	591,681
Other expense (income), net	7,300		(G	)
Interest expense, net	938,473		(E	)		(B	)
						(C	)

Loss before income taxes	(354,092)
Income tax provision (benefit)	132,177		(H	)		(D	)

Net loss	(486,269)
Net loss attributable to noncontrolling interests	(14,697)		(F	)

Net income (loss) attributable to Solera Corp	$(471,572)	$			$			$

Net loss per share (Note 4)
Basic and Diluted	$(182.92)
Shares used in computing earnings per share
Basic and Diluted	2,578,006

See accompanying Notes to Unaudited Pro Forma Condensed and Consolidated Financial Information

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Note 1: Description of the Organizational Transactions

Solera Corp., the issuer in this offering, was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Upon consummation of this offering, Solera Corp. will be a holding company and its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp. Solera Corp. will have no interest in any operations other than those of its consolidated subsidiaries. In connection with the Organizational Transactions described above, Solera Corp., directly or indirectly, will acquire 100% of Omnitracs’ outstanding common units and 100% of Solera Global Corp.’s equity interests. Solera Corp., upon consummation of this offering and the application of the proceeds therefrom, will continue to be a holding company, and its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp.

Solera Corp. will use all of the net proceeds from this offering of our common stock to repay $     million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, to repay $     million of capitalized accrued and unpaid interest under our outstanding indebtedness under the Second Lien Term Loan Facility, which had an interest rate of 15.4% as of March 31, 2024 (our Second Lien Term Facility will be extinguished on account of the Equity Contribution substantially concurrently with the consummation of this offering), to repay $     million of outstanding indebtedness under the Revolving Credit Facility, under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, to repay $     million of indebtedness under the Related Party Loan, under which $94.8 million was outstanding and which had an interest rate of 7.4% as of March 31, 2024, for general corporate purposes, and to pay expenses incurred in connection with this offering and the other Organizational Transactions. To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used to repay additional outstanding indebtedness.

For a description of the Organizational Transactions and this offering, refer to the section entitled “Organizational Structure.”

Note 2: Adjustments to Unaudited Pro Forma Condensed and Consolidated Balance Sheet as of March 31, 2024 are as follows:

Adjustments related to the Offering

(AA)

Represents the net proceeds of approximately $     million based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(BB)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other costs directly associated with this offering and are recorded in current assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital. There were initially $1.0 million of deferred offering costs recorded in prepaid assets as of March 31, 2024, and $     million of additional deferred offering costs that the company expects to incur prior to this offering which were recorded to accrued expenses and other current liabilities with a corresponding reduction to additional paid-in capital.

(CC)

Reflects use of proceeds from this offering to repay $     million of indebtedness under the First Lien Term Loan Facility, under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, repay $    million of capitalized accrued and unpaid interest under the Second Lien Term Loan Facility, under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024, repay $     million of outstanding

indebtedness under the Revolving Credit Facility, under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, and repay $ million of indebtedness under the Related Party Loan, under which $94.8 million was outstanding and which had an interest rate of 7.4% as of March 31, 2024.

(DD)

Reflects derecognition of debt discount and deferred debt issuance cost in connection with the use of proceeds from this offering to partially extinguish indebtedness under the First Lien Term Loan Facility.

(EE)	Reflects the impact of certain share-based compensation awards with performance conditions fulfilled upon completion of this offering.

Adjustments related to the other Organizational Transactions

(FF)

Reflects the impact of the Equity Contribution, which shall result in the extinguishment of $     million of our outstanding indebtedness under the Second Lien Term Loan Facility, under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024.

(GG)

Reflects the exchange of equity interests held by investors in Omnitracs for common stock of Solera Corp. and the exchange of equity interests held by investors in Solera Global Corp. for common stock of Solera Corp.

(HH)	Reflects derecognition of debt discount and deferred debt issuance cost in connection with the extinguishment of indebtedness under the Second Lien Term Loan Facility.

Note 3: Adjustments to Unaudited Pro Forma Statement of Loss for the 2024 fiscal year are as follows:

Adjustments related to the Offering

(A)

Reflects the impact of additional compensation expense recognized as a result of certain share-based compensation awards with performance conditions becoming probable of vesting in connection with completion of the offering. Additional share-based compensation charges of $     million are reflected for the 2024 fiscal year.

(B)

Reflects reduction in interest expense associated with (i) the use of proceeds from the offering to partially repay $     million and $     million of indebtedness from the First Lien Term Loan Facility and the Revolving Credit Facility, respectively, and (ii) the use of proceeds of this offering to repay in full $     million of indebtedness under the Related Party Loan. Reduction of interest expense was $     million for the 2024 fiscal year.

(C)

Reflects write-off of debt discount and deferred debt issuance costs of $     million in connection with the partial repayment of indebtedness from the First Lien Term Loan Facility with proceeds of the offering.

(D)

We have determined it is not more-likely-than not that the U.S. federal and state tax benefits associated with deferred tax assets arising from the Offering would be realized. As a result, the unaudited pro forma condensed and consolidated statement of loss does not reflect an adjustment for the tax impact of these adjustments.

Adjustments related to the other Organizational Transactions

(E)

Reflects reduction in interest expense resulting from the extinguishment of $     million of indebtedness under the Second Lien Term Loan Facility on account of the Equity Contribution. Reduction of interest expense was $     million for the 2024 fiscal year.

(F)	Reflects reduction in net loss attributable to noncontrolling interests in connection with the exchange of equity interests in Omnitracs for common stock of Solera Corp.

(G)

Reflects loss on extinguishment of indebtedness under the Second Lien Term Loan Facility on account of the Equity Contribution. Loss is equivalent to $   million in unamortized debt discount and deferred debt issuance costs.

(H)

We have determined it is not more-likely-than not that the U.S. federal and state tax benefits associated with deferred tax assets arising from the other Organizational Transactions would be realized. As a result, the unaudited pro forma condensed and consolidated statement of loss does not reflect an adjustment for the tax impact of these adjustments.

Note 4: EPS

The weighted average number of shares underlying the basic loss per share calculation reflects only the shares of common stock outstanding after the offering. Pro forma diluted loss per share is computed by adjusting the weighted average shares of common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. However, as Solera Global Corp. is in a net loss position, all securities are considered antidilutive, as they would only further reduce the net loss per share.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted loss per share.

For the Year Ended March 31, 2024
Loss per share of common stock

Numerator:
Pro forma as adjusted net loss attributable to Solera Global Corp. shareholders (basic and diluted)	$

Denominator:
Historical weighted average of shares of common stock outstanding (basic and diluted)
Adjustment: Exchange of equity interests held by investors in Omnitracs for common stock of Solera Corp.
Adjustment: Exchange of equity interests held by investors in Solera Global Corp. for common stock of Solera Corp.
Adjustment: Additional shares issued in connection with this offering

Pro forma as adjusted weighted average of shares of common stock outstanding (basic and diluted)

Basic and diluted loss per share of common stock	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read together with Solera Global Corp.’s audited financial statements and the notes to those statements, which include the operating results for Solera and DealerSocket on a consolidated basis for our 2024, 2023 and 2022 fiscal years and the section entitled “Unaudited Pro Forma Financial Statements.” Omnitracs and Spireon operating results are included in the operating results for our full fiscal year ended March 31, 2024, March 31, 2023 and for the fiscal year ended March 31, 2022 from the dates of acquisition, June 4, 2021, and March 1, 2022, respectively. This discussion and analysis reflects historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Organizational Transactions, including the completion of this offering. See “Organizational Structure.” References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to the “Company,” “we,” us” and “our” refer to Solera Corp. and its consolidated subsidiaries.

All percentage amounts and ratios were calculated using the underlying data in thousands. The operating results presented within this section are not necessarily indicative of results that may be expected for any future period. We describe the effects on our results that are attributed to the change in foreign currency exchange rates by measuring the incremental difference between translating the current and prior period results at the average rates for the same period from the prior year. This discussion and analysis contains forward-looking statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the sections entitled “Risk Factors” and “Forward Looking Statements.” In addition, we regularly review the following Non-GAAP measures when assessing our performance: Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items. See “Key Performance Indicators and Non-GAAP Financial Measures” for more information.

Overview

We are the leading global provider of SaaS solutions to the vehicle lifecycle ecosystem, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through decades of solving mission critical business challenges and we believe we are the premiere platform in automotive vertical software. We combine AI-powered software, proprietary datasets, and machine learning to help automate business-critical workflows including claims processing, vehicle diagnostics and parts services, dealer management, and commercial fleet management. Our SaaS solutions are delivered through our four platforms: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions.

We efficiently reach our customers through our proven direct go-to-market strategies, consisting of a combination of (i) global accounts teams, who are focused on large global organizations with deep rooted strategic engagement, (ii) local in-country field sales teams, who are focused on country specific enterprise customers, and (iii) inside sales teams, who are focused on independent rooftops and small organizations. These sales teams are supported by integrated and highly collaborative account management specialists that drive retention and cross-selling, and sales operations teams who help us achieve an effective performance management system.

Our business model is explicitly designed and engineered to integrate with a wide range of customers operating in diverse industries. We believe this is a point of differentiation for us and enables us to accommodate and work with customers regardless of size, profile, or geographic market. As of November 2023, we had over 280,000 customers in more than 120 countries across six continents, including P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators.

Our Revenue Model

We primarily derive revenue from software subscriptions and our offering of transaction related solutions. The business-critical nature and deep integration of our software and data offering into our customers’ internal systems and operating workflows has historically translated to a substantial portion of our revenues that are recurring in nature because the revenues are either subscription-based or highly re-occurring transaction-based.

For our 2024 fiscal year, 90% of our total revenues were recurring. These revenues consist of both software-subscription and transaction-related fees.

•

Software subscription revenue. Our software subscription revenue is comprised of maintenance and licensing fees that are based on a fixed monthly or annual rate per user charged to our customers. We earn fees for: (i) fixed monthly amount for a prescribed number of transactions; (ii) fixed monthly subscription rate; and (iii) price per set of services rendered.

•

Transaction-related revenue. Our transaction-related revenue is comprised of transaction fees on a fixed or variable rate per transaction. We earn transaction-related fees for transactions such as vehicle claims, vehicle repairs, and vehicle validations. We earn implementation and project-related fees for (i) customization, (ii) upgrades and (iii) featurization, in each instance tailored to the specific customer.

Additionally, much of our revenue is visible and predictable from our existing customers. We expand within our existing customer base by adding more users, increasing transactions per customer, launching additional products, and through pricing and packaging our services.

We believe the depth and breadth of our solutions help our customers manage their business more efficiently and profitably. This enables us to develop long-standing relationships with our customers, which in turn drives strong retention and significant cross-selling opportunities. As of the end of our 2024 fiscal year, our average tenure with our top 50 largest customers by revenue was more than 15 years, and with our top 10 largest customers by revenue was more than 20 years. This includes customer relationships that are multiple decades long.

While we continue to invest in product innovation and data analytics, our business requires minimal incremental capital expenditures and working capital to support additional revenue within our existing business lines.

Key Factors Affecting Our Performance

The following are key factors that affect our operating results and financial performance:

Investments in Technology and Development. We make significant investments in both new solutions and enhancements to our existing solutions. We have a proven track record of expanding our market leadership by adding new technology solutions that we can offer to new and existing customers. We will continue to adopt new technologies and invest in the development of more features and functionality to deliver value to our customers. While we expect our expenses related to technology and development to increase, we believe these investments will contribute to long-term growth and profitability.

Expansion of Our Relationships with Existing Customers. Our revenue grows as we address the evolving needs of our existing customers and, as such, customers increase usage of our platforms. As they realize the benefits of our solutions, our customers often increase the volume and types of transactions processed on our platforms. Much of our growth in existing customers results from wallet share expansion in the form of enhanced pricing or the introduction of new solutions and services into new geographies for existing customers. The expansion of our relationships with existing customers has been instrumental in growing our customer base to over 280,000 as of November 2023.

Acquisition of New Customers Globally. Sustaining our growth requires continued adoption of our solutions, services, and data by new customers. We will continue to invest in our go-to-market strategies as we further penetrate our addressable markets to acquire new customers globally. We are focused on the effectiveness of sales and marketing spending and will continue to be strategic in maintaining efficient customer acquisition costs, including adjusting spending levels as needed in response to changes in the economic environment and the industry.

Expansion into New Markets. We have a proven ability to both expand into new geographic markets and introduce new products into markets where we have an existing footprint. Our financial performance depends in large part on the overall demand for our solutions, services and data. When introducing new solutions to existing customers in new geographies, we are able to leverage established distribution networks and customer relationships to more efficiently scale our solutions.

Strategic Acquisitions. From time to time, we may pursue acquisitions as part of our ongoing strategy to increase our growth and add to our addressable market. While these acquisitions are intended to add long-term value, in the short term they may add redundant operating expenses or additional carrying costs until the underlying value is unlocked. Our ability to successfully pursue strategic acquisitions depends upon a number of factors, including sustained execution of a disciplined and selective acquisition strategy and our ability to effectively integrate targeted companies or assets into our model and grow our business.

Seasonality. Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter versus the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third and fourth quarters in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. Our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

Factors Affecting Comparability of Our Operating Results

Below is a summary description of several factors that have or may have an effect on the comparability of our operating results between periods.

Our Acquisitions

With over 50 completed acquisitions since 2006 and nearly $8 billion of capital deployed on acquisitions since 2011, we have a long and successful track record of acquiring businesses to drive geographic expansion and bolster our technology.

On June 4, 2021, we acquired Omnitracs. The aggregate purchase consideration in connection with the closing of the Omnitracs Acquisition was $975.1 million, comprised of 119,281 common shares of Solera Global Corp. exchanged with a fair value of $2,524 per common share and 7.8% equity interest in Solera, LLC and DealerSocket LLC, which hold the operations of Solera and Omnitracs, respectively. Additionally, immediately following the closing of the acquisition, we repaid $1.1 billion of debt on acquiree’s behalf. Omnitracs has been reflected in the results shown for our 2022 fiscal year from the date of acquisition, June 4, 2021, and for our full 2024 and 2023 fiscal years.

On March 1, 2022, the Company acquired all outstanding shares of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. (collectively, the “Spireon Acquisition”) from Spireon Holdings, L.P. for $776.3 million, which consisted of $393.2 million paid in cash at closing, a deferred cash payment of $125.0 million, 24,221.57 Class A Units of Omnitracs’ equity interest representing fair value consideration of $212.5 million, and a series of potential earn-out payments if certain revenue and profitability metrics are met. The fair value of the earn-out payments provide for approximately $38.0 million in additional payments, of which $19.0 million was paid in the first quarter of our 2024 fiscal year and the remaining $19.0 million is payable in the first quarter of our 2025 fiscal year. Spireon has been reflected in the results shown for our 2022 fiscal year from the date of acquisition, and for our full 2024 and 2023 fiscal years.

Refinancing Transactions and Variable Rate Indebtedness

On June 4, 2021 (the “Refinancing Date”), we refinanced $4.6 billion of our existing indebtedness. The impact of refinancing fees and a conversion from fixed rate indebtedness to variable rate indebtedness impacts the comparability of our results for the periods presented. In connection with the refinancing, we entered into (1) the First Lien Credit Agreement, which provides for the First Lien Term Loans in an aggregate principal amount of $3,380 million, €1,200 million and £300 million and the Revolving Credit Facility in an aggregate principal amount of $500 million and (2) the Second Lien Credit Agreement, which provides for the Second Lien Term Loans in an initial aggregate principal amount of $2,500 million. The Revolving Credit Facility contains a sublimit for the issuance of certain letters of credit of $175 million.

The proceeds of this refinanced indebtedness were used primarily to retire our legacy debt (including fixed rate notes) and preferred stock as well as Omnitracs debt in connection with that acquisition.

In connection with the Spireon Acquisition, the Company borrowed additional first lien term loans (the “Incremental First Lien Term Loans”) under the First Lien Credit Agreement in an aggregate principal amount of $300 million and borrowed Revolving Loans (as defined below) under the Revolving Credit Facility in an aggregate principal amount of $100 million (collectively, the “Spireon Borrowings”). For more information on our indebtedness, see the section entitled “—Liquidity and Capital Resources” set forth below.

As of June 30, 2024, we had $   billion of variable rate indebtedness outstanding. For our 2024 and 2023 fiscal years, we had $8.4 billion and $8.3 billion of variable rate debt outstanding, respectively, and cash interest expense of $669.9 million and $650.0 million, respectively. For our 2022 fiscal year, we had $8.2 billion of fixed and variable rate debt outstanding and cash interest expense of $401.4 million. Fluctuations in interest rates and the amount of debt outstanding significantly impacts our interest expense and, therefore, impacts the comparability of our results for the periods presented. If the underlying interest rates as of June 30, 2024 were applied to the Credit Facilities subject to variable interest rates during the 2024 and 2023 fiscal years then the interest expense for the 2024 and 2023 fiscal years would have increased by approximately $     million and $     million, respectively. A hypothetical 100 basis point increase or decrease in our interest rates would have resulted in a decrease or increase, as the case may be, to our consolidated interest expense of $84.0 million, $82.1 million during our 2024 and 2023 fiscal years, respectively.

Foreign currency

During our 2024, 2023, and 2022 fiscal years, we generated a significant portion of our revenues and incurred a significant portion of our costs, in currencies other than the U.S. dollar, primarily the Euro, Pound Sterling, Swiss franc, Mexican peso, and Canadian dollar. We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for the consolidated statements of loss and certain components of consolidated equity and the exchange rate at the end of that period for the consolidated balance sheet. These translations resulted in foreign currency translation adjustments in each of the periods presented.

Exchange rates between most of the major foreign currencies used to transact business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. In particular, the economies of countries in Europe have been experiencing weakness associated with ongoing conflict in Ukraine and the Israel-Hamas war, high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the Pound Sterling and the Euro, including instability surrounding the withdrawal of the U.K. from the E.U., referred to as Brexit. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Mexican pesos,

Canadian dollars and other foreign currencies, the most material of which are the Euro and Pound Sterling.

The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of our 2022 fiscal year:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter Ended June 30, 2021	1.20	1.40
Quarter Ended September 30, 2021	1.18	1.38
Quarter Ended December 31, 2021	1.14	1.35
Quarter Ended March 31, 2022	1.12	1.34
Quarter Ended June 30, 2022	1.07	1.26
Quarter Ended September 30, 2022	1.01	1.18
Quarter Ended December 31, 2022	1.02	1.17
Quarter Ended March 31, 2023	1.07	1.21
Quarter Ended June 30, 2023	1.09	1.25
Quarter Ended September 30, 2023	1.09	1.27
Quarter Ended December 31, 2023	1.07	1.24
Quarter Ended March 31, 2024	1.08	1.26

During our 2024 fiscal year, as compared to our 2023 fiscal year, the U.S. dollar weakened versus the Euro by 4.1% and weakened versus the Pound Sterling by 4.2%, respectively, which on a net basis increased revenue and expenses for our 2024 fiscal year. During our 2023 fiscal year, as compared to our 2022 fiscal year, the U.S. dollar strengthened versus the Euro by 10.4% and strengthened versus the Pound Sterling by 11.7% , respectively, which on a net basis decreased revenues and expenses for our 2023 fiscal year. However, the U.S. dollar could strengthen relative to other currencies in the future, which could negatively impact our results of operations. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our businesses would have resulted in a decrease or increase, as the case may be, to our consolidated revenues of $48.8 million, $45.1 million, and $46.0 million during our 2024, 2023, and 2022 fiscal years, respectively.

Macroeconomic Trends

Macroeconomic conditions have negatively impacted worldwide economic activity by causing interest rate increases and variability, disruptions of supply chains and freight and shipping channels, increased prices for many goods and services, labor disruption, delayed or reduced spending on information technology products, and significant volatility and disruption of financial markets. Ongoing geopolitical conflicts in Ukraine, the Israel-Hamas war, and tensions in U.S.-China relations have caused further economic instability and contributed to further price increases for a wide variety of goods and services, resulting in significant inflationary pressure in the U.S., Europe, and other regions of the world. In response to concerns over ongoing inflationary risks, the U.S. Federal Reserve and other central banks began to raise interest rates significantly during calendar years 2022 and 2023, which impacted the Company’s debt that is subject to variable interest rates and resulted in increased interest expense. We cannot predict whether such inflationary pressure will continue, but to the extent inflation remains elevated, we may experience further cost increases in our operations, including with respect to our debt that is subject to variable interest rates. We expect that there will be ongoing uncertainty relating to actions by the U.S. Federal Reserve and other central banks that could result in significant interest rate volatility during the remainder of calendar year 2024 as well as calendar year 2025.

Costs of being a Public Company

To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including public reporting obligations, increased directors and officers’ insurance expenses, increased professional fees for accounting, proxy statements, shareholder meetings, NYSE fees, transfer agent fees, SEC and FINRA filing fees, legal fees and offering expenses.

Other factors

Other factors that have or may have an effect on our operating results include:

•	gain and loss of customers;

•	pricing pressures;

•	acquisitions, joint ventures or similar transactions;

•	expenses to develop new software or services; and

•	expenses and restrictions related to indebtedness.

We do not believe inflation has had a direct and material effect on our financial condition or results of operations in recent years. Inflation impacts all our operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. See “Impact of Inflation” for further discussion.

Key Performance Indicators and Non-GAAP Measures

We believe that the following metrics are key financial and operational measures of our success. Recurring and Non-Recurring Revenue, Revenue and Revenue Growth of Top Customers and Gross Dollar Retention are key performance indicators. Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items are financial measures that are not a recognized term under U.S. generally accepted accounting principles (“GAAP”). The presentation of non-GAAP measures is not meant to be considered in isolation or as an alternative to GAAP measures.

Recurring and Non-Recurring Revenue

We breakout our Revenues into Recurring and Non-Recurring Revenues to assess the nature of our sales performance between periods. Our revenues are generated mainly using recurring subscription, usage based pricing and other types of revenues such as professional services. Our recurring revenue stream that is made up of the subscription and re-occurring transaction revenue is a key measure of the resiliency of the business. Our non-recurring revenue streams consist of one-time/one-off sales, where the future occurrence is not expected on regular intervals or cannot be predicted with a high level of certainty. These revenues consist of implementation revenues, training revenues, hardware and project-related fees. The following tables disaggregate Revenue, as presented on the face of the Consolidated Statements of Loss, between Recurring and Non-Recurring Revenues.

	Fiscal Years Ended March 31,
	2024	2023	Change
Recurring Revenue	$2,209,291	$2,126,555	$82,736	3.9%
Non-Recurring Revenue	234,859	233,832	1,027	0.4

Total Revenue	$2,444,150	$2,360,387	$83,763	3.5%

	Fiscal Years Ended March 31,
	2023	2022	Change
Recurring Revenue	$2,126,555	$2,080,953	$45,602	2.2%
Non-Recurring Revenue	233,832	124,123	109,709	88.4

Total Revenue	$2,360,387	$2,205,076	$155,311	7.0%

Revenue and Revenue Growth of our Top Customers

Our business is highly diversified, both in terms of customer count and customer segmentation. Our customers range from large enterprise customers to small body shops and mechanical shops.

We rely on the network effects of our strong relationships with large enterprise customers across the vehicle lifecycle to drive increased adoption by smaller size customers that also rely on our data and solutions. For example, we serve all of the top 20 auto insurers in the world based on market share, which results in a natural dependency for body shops and assessors to use our solutions so they can process vehicle claims with such insurers. Similarly, our long-term relationships with large OEMs help us to further penetrate vehicle dealership customers with their customer relationship management, marketing and service and maintenance solutions. These network effects are reinforced by the robustness of our solutions and the accuracy of our data.

The revenue growth measure within our top 50, 200 and 1,000 largest customers allows us to evaluate, the strength of our relationships with these customers. These top 50, 200 and 1,000 largest customers represented approximately 20%, 40% and 50% respectively, of our total revenue for each of our 2024, 2023, and 2022 fiscal years. In our 2024 fiscal year, our revenue growth associated with our top 50, 200 and 1,000 largest customers relative to our 2023 fiscal year was 6.4%, 7.1%, and 5.3%, respectively. The revenue increases for our top 50, 200, and 1000 largest customers in our 2024 fiscal year relative to our 2023 fiscal year was driven by increased sales in our underwriting solution, telematics solution, and increased transaction volume in international claims. In our 2023 fiscal year, our revenue growth (decline) associated with our top 50, 200 and 1,000 largest customers relative to our 2022 fiscal year was (12.8)%, (5.6)% and 2.8%, respectively. The revenue decline for our top 50 and 200 largest customers in our 2023 fiscal year relative to our 2022 fiscal year was driven by a key customer loss in the U.S. The revenue increase for our top 1,000 largest customers was driven by increased volumes, particularly in our Vehicle Claims segment in Europe.

Gross Dollar Retention (GDR)

A key factor to our success is the percentage of existing revenue the Company retains from customers who were active 12 months prior to the period selected. Management uses a Gross Dollar Retention “GDR” rate to measure its ability to retain customers. Our GDR rate reflects customer losses but does not reflect customer expansion or contraction by customer account and does not reflect revenue for new customer billing accounts during its first year as a customer. We believe our high GDR rates demonstrate that we serve a vital role in our customers’ operations, as customers representing a majority of our revenue continue to use our products and platform and renew their subscriptions.

To calculate our GDR rate at the end of a particular period, we first calculate the annual total revenue of the cohort of active customers at the end of the fiscal period 12 months prior to the end of the period selected. We then calculate the value of the total revenue from any customers lost during the 12 months preceding the end of the fiscal period, which we refer to as churn. We then divide (a) the total prior period annual revenue less churn by (b) the total prior period annual revenue to calculate the GDR rate. The calculation includes only customers with annualized revenue above $100,000, as this cohort of customers has the most impact on our financial performance and is the cohort that management tracks to evaluate the performance of its business.

Our GDR rate was 96.4% and 97.7% as of March 31, 2024 and 2023, respectively.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin, as used herein, are non-GAAP financial performance measures that are presented as supplemental disclosures and are reconciled to net income (loss) and net income (loss) margin, respectively, as the most directly comparable GAAP measures. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs, asset impairment charges, acquisition and related costs, litigation related expenses, other income and expense items (including special non-recurring items), share-based compensation, and management charges. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue.

We use Adjusted EBITDA and Adjusted EBITDA Margin to monitor and evaluate the performance of our business operations, facilitate internal comparisons of our operating performance, and to analyze and evaluate decisions regarding future budgets and initiatives. We rely on Adjusted EBITDA and Adjusted EBITDA Margin to review and assess our operating performance and our management team in connection with our executive compensation and bonus plans. We believe this information, used together with the GAAP financial information, will help investors to evaluate the Company’s current period performance, outlook and trends in our business.

Adjusted EBITDA is also the metric used by our Chief Operating Decision Maker, our Chief Executive Officer, in his evaluation of segment performance. We also monitor changes in Adjusted EBITDA Margin by segment, by percentages and basis points (“bps”). Basis points are calculated by multiplying the period change in Adjusted EBITDA Margin by 10,000 units (5% change year-over-year = 500 bps).

Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as an analytical tool, and neither should be considered in isolation or as a substitute for net loss or net loss margin, respectively, and other consolidated income statement data as reported under GAAP. The following indicate limitations of Adjusted EBITDA and Adjusted EBITDA Margin instead of net loss and net loss margin, respectively, as an analytical tool.

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our tax expense or the cash requirements to pay our taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin may be different from similarly titled non-GAAP measures used by other companies; and

•

Adjusted EBITDA and Adjusted EBITDA Margin include adjustments that represented a cash expense or that represented a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charge.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as a replacement for net loss or net loss margin, respectively, or as a measure of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental information. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures that are reconciled to GAAP net loss and GAAP net loss margin, respectively, in the table below.

The following tables set forth the reconciliation of Adjusted EBITDA to net loss and the presentation of Adjusted EBITDA Margin and net loss margin, in each case, the most directly comparable GAAP measure, and the calculation of basis points. The dollar amounts shown below are in thousands:

	Fiscal Years Ended March 31,
	2024	2023	2022
Net loss	$(486,269)	$(380,562)	$(277,792)
Add: Income tax expense	132,177	49,821	59,979

Net loss before income tax expense	$(354,092)	$(330,741)	$(217,813)
Add: Depreciation and amortization	398,812	437,824	400,828
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	5,117	6,688	16,088
Add: Asset impairment charges (2)	3,698	11,713	15,855
Add: Acquisition and related costs (3)	11,809	70,230	88,987
Add: Litigation related expenses (4)	7,393	16,611	2,823
Add: Interest expense	938,473	690,828	465,032
Add: Other expense (income), net (5)	6,964	(11,748)	(24,501)
Add: Share-based compensation expense (6)	21,947	31,444	199,983
Add: Management charges (7)	336	9,370	4,218

Adjusted EBITDA	$1,040,457	$932,219	$951,500

	Fiscal Years Ended March 31,
	2024	2023	2022
Revenues	$2,444,150	$2,360,387	$2,205,076
Net loss	(486,269)	(380,562)	(277,792)
Net loss margin (% of Revenues)	(19.9)%	(16.1)%	(12.6)%
Add: Income tax expense (% of Revenues)	5.4	2.1	2.7
Add: Depreciation and amortization (% of Revenues)	16.3	18.5	18.2
Add: Restructuring charges and other costs associated with exit and disposal activities (% of Revenues)	0.2	0.3	0.7
Add: Asset impairment charges (% of Revenues)	0.2	0.5	0.7
Add: Acquisition and related costs (% of Revenues)	0.5	3.0	4.0
Add: Litigation related expenses (% of Revenues)	0.3	0.7	0.1
Add: Interest expense (% of Revenues)	38.4	29.3	21.1
Add: Other expense (income), net (% of Revenues)	0.3	(0.5)	(1.1)
Add: Share-based compensation expense (% of Revenues)	0.9	1.3	9.1
Add: Management charges (% of Revenues)	—	0.4	0.2

Adjusted EBITDA Margin (% of Revenues)	42.6%	39.5%	43.2%

Basis Points (change in net loss margin % *10,000)	~(380)	~(350)
Basis Points (change in Adjusted EBITDA Margin % *10,000)	310	(370)

(1)

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives. See Note 19 “Restructuring Charges and Other Costs Associated with Exit and Disposal Activities,” to the accompanying consolidated financial statements.

(2)

Asset impairment charges primarily represent costs resulting from our long-lived assets, and our indefinite-lived intangible assets over their respective fair values, and, accordingly, we may identify impairment of those assets in the future. There were no impairments of indefinite-lived intangible assets or goodwill for our 2024, 2023, and 2022 fiscal years. We recorded asset impairment charges of $3.7 million, $11.7 million, and $15.9 million for our 2024, 2023, and 2022 fiscal years, respectively, related to definite-lived intangible assets and fixed assets. See Note 2 “Summary of Significant Accounting Policies,” and Note 4 “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

(3)

Acquisition and related costs include professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature from prior acquisitions and incentive compensation arrangements with continuing employees of acquired companies.

(4)	Litigation related expenses primarily represent legal expenses incurred that are non-recurring in nature.
(5)

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro and Pound Sterling denominated debt, realized and unrealized losses and gains on derivative instruments, loss (gain) on asset sales, loss (gains) on change in fair value for warrants, debt extinguishment loss (gain), investment income and other miscellaneous expense and income. These expenses (income) are primarily driven by non-recurring events or expenses (income) that do not relate to normal business operations. For the reconciliation above, we break out management charges separately from the rest of other expense (income). The aggregation of the two lines will result in the other expense (income) shown in the consolidated statements of loss.

(6)

Share-based compensation expense is provided to certain employees. The decrease between our 2024 fiscal year and our 2023 fiscal year is due primarily to a decrease in the estimated fair value of the awards as compared to the prior period. The decrease between our 2023 fiscal year and our 2022 fiscal year is due primarily to charges incurred in June 2021 resulting from modifications to share-based compensation arrangements applicable to employees of Solera and DealerSocket as a result of the Omnitracs Acquisition completed in June 2021 as well as forfeitures of certain equity awards during our 2023 fiscal year. Share-based compensation is further discussed in Note 13 “Share-Based Compensation,” to the accompanying consolidated financial statements.

(7)

Management charges include charges paid to Vista Consulting Group, LLC, an affiliate of Vista, for consulting services provided. These costs are ad hoc in nature. Following our initial public offering, we may continue to engage Vista Consulting Group, LLC, an affiliate of Vista, for consulting services from time to time, subject to compliance with our related party transactions policy. For further discussion on the consulting agreement with Vista Consulting Group, LLC, refer to Note 18 “Related Party Transactions,” within the accompanying financial statements.

For further discussion on Adjusted EBITDA and Adjusted EBITDA Margin, including a breakout by segments, refer to “Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” below.

Free Cash Flow

We use a non-GAAP measure of Free Cash Flow to analyze cash flows generated from our operations. We believe this measure is also useful to investors because it is an indication of cash flow that may be available to fund investments in future growth initiatives or to repay borrowings under the Credit Agreements. Free Cash Flow is calculated as cash flows from operating activities with subtractions for capital expenditures and acquisitions and capitalization of intangible assets. Free Cash Flow may be different from similarly titled non-GAAP measures used by other companies.

Free Cash Flow is reconciled to cash flows from operating activities, which is the most comparable GAAP measure, in the table below (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities	$203,922	$160,286	$208,201
Less: Capital expenditures	(39,259)	(56,112)	(61,425)
Less: Acquisitions and capitalization of intangible assets	(71,183)	(78,916)	(52,119)

Free Cash Flow	$93,480	$25,258	$94,657

For further discussion on Free Cash Flow refer to “Liquidity and Capital Resources—Free Cash Flow” below.

Constant Currency

Management reviews the fluctuations of certain financial statement lines and non-GAAP measures in constant currency given our exposure to the change in foreign exchange rates described above in “—Factors Affecting Comparability of Our Operating Results.” The constant currency items discussed in the sections below are non-GAAP measures and are reconciled to the most relevant GAAP measures in the table shown below. We define constant currency as the difference between the current period results calculated using the monthly average foreign currency exchange rates from the prior year, compared to results from the same period in the prior year. Due to the significance of revenue and operating expenses transacted in foreign currencies, we believe it is important to measure the impact of constant currency movements for certain line items below.

	Fiscal Years Ended March 31,
	2024	2023	Change
Revenues	$2,444.2	$2,360.4	$83.8	3.6%
Impact of exchange rates	(27.5)	—	(27.5)

Constant currency revenues	2,416.7	2,360.4	56.3	2.4

Cost of revenues, excluding depreciation and amortization	967.9	959.3	8.6	0.9
Impact of exchange rates	(13.7)	—	(13.7)

Constant currency cost of revenues, excluding depreciation and amortization	954.2	959.3	(5.1)	(0.5)

Selling, general and administrative, excluding depreciation and amortization	465.1	516.9	(51.8)	(10.0)
Impact of exchange rates	(4.7)	—	(4.7)

Constant currency selling, general and administrative, excluding depreciation and amortization	460.4	516.9	(56.5)	(10.9)

Depreciation and amortization	398.8	437.8	(39.0)	(8.9)
Impact of exchange rates	(2.8)	—	(2.8)

	Fiscal Years Ended March 31,
	2024	2023	Change
Constant currency depreciation and amortization	396.0	437.8	(41.8)	(9.5)

Net loss	(486.3)	(380.6)	(105.7)	27.8
Impact of exchange rates	(10.0)	—	(10.0)

Constant currency net loss	(496.3)	(380.6)	(115.7)	30.4

Adjusted EBITDA	1,040.5	932.2	108.3	11.6
Impact of exchange rates	(8.9)	—	(8.9)

Constant currency adjusted EBITDA	$1,031.6	$932.2	$99.4	10.7%

	Fiscal Years Ended March 31,
	2024	2023	Change
Vehicle Claims—Revenues	$736.1	$687.7	$48.4	7.0%
Impact of exchange rates	(13.7)	—	(13.7)

Vehicle Claims—constant currency revenues	722.4	687.7	34.7	5.0

Vehicle Solutions—Revenues	875.2	811.6	63.6	7.8
Impact of exchange rates	(8.0)	—	(8.0)

Vehicle Solutions—constant currency revenues	867.2	811.6	55.6	6.9

Vehicle Repair—Revenues	271.3	260.6	10.7	4.1
Impact of exchange rates	(3.4)	—	(3.4)

Vehicle Repair—constant currency revenues	267.9	260.6	7.3	2.8

Fleet Solutions—Revenues	561.6	600.5	(38.9)	(6.5)
Impact of exchange rates	(2.4)	—	(2.4)

Fleet Solutions—constant currency revenues	559.2	600.5	(41.3)	(6.9)

Total Revenues	2,444.2	2,360.4	83.8	3.6
Impact of exchange rates	(27.5)	—	(27.5)

Total constant currency revenues	$2,416.7	$2,360.4	$56.3	2.4%

	Fiscal Years Ended March 31,
	2024	2023	Change
Vehicle Claims—Adjusted EBITDA	$316.1	$276.1	$40.0	14.5%
Impact of exchange rates	(3.9)	—	(3.9)

Vehicle Claims—constant currency adjusted EBITDA	312.2	276.1	36.1	13.1

Vehicle Solutions—Adjusted EBITDA	351.6	301.2	50.4	16.7
Impact of exchange rates	(5.3)	—	(5.3)

Vehicle Solutions—constant currency adjusted EBITDA	346.3	301.2	45.1	15.0

Vehicle Repair—Adjusted EBITDA	182.1	171.6	10.5	6.1
Impact of exchange rates	(1.3)	—	(1.3)

Vehicle Repair—constant currency adjusted EBITDA	180.8	171.6	9.2	5.4

Fleet Solutions—Adjusted EBITDA	190.7	183.3	7.4	4.0
Impact of exchange rates	1.6	—	1.6

Fleet Solutions—constant currency adjusted EBITDA	192.3	183.3	9.0	4.9

Total Adjusted EBITDA	1,040.5	932.2	108.3	11.6
Impact of exchange rates	(8.9)	—	(8.9)

Total constant currency adjusted EBITDA	$1,031.6	$932.2	$99.4	10.7%

	Fiscal Years Ended March 31,
	2023	2022	Change
Revenue	$2,360.4	$2,205.1	$155.3	7.0%
Impact of exchange rates	83.7	—	83.7

Constant currency revenues	2,444.1	2,205.1	239.0	10.8

Cost of revenues, excluding depreciation and amortization	959.3	846.6	112.7	13.3
Impact of exchange rates	19.8	—	19.8

Constant currency cost of revenues, excluding depreciation and amortization	979.1	846.6	132.5	15.7

Selling, general and administrative, excluding depreciation and amortization	516.9	609.8	(92.8)	(15.2)
Impact of exchange rates	13.4	—	13.4

Constant currency selling, general and administrative, excluding depreciation and amortization	530.3	609.8	(79.5)	(13.0)

Depreciation and amortization	437.8	400.8	37.0	9.2
Impact of exchange rates	9.2	—	9.2

Constant currency depreciation and amortization	447.0	400.8	46.2	11.5

Net loss	(380.6)	(277.8)	(102.8)	37.0
Impact of exchange rates	22.8	—	22.8

Constant currency net loss	(357.8)	(277.8)	(80.0)	28.8

Adjusted EBITDA	932.2	951.5	(19.3)	(2.0)
Impact of exchange rates	50.5	—	50.5

Constant currency adjusted EBITDA	$982.7	$951.5	$31.2	3.3%

	Fiscal Years Ended March 31,
	2023	2022	Change
Vehicle Claims—Revenues	$687.7	$732.8	$(45.1)	(6.2)%
Impact of exchange rates	49.7	—	49.7

Vehicle Claims—constant currency revenues	737.4	732.8	4.6	0.6

Vehicle Solutions—Revenues	811.6	733.7	77.9	10.6
Impact of exchange rates	22.9	—	22.9

Vehicle Solutions—constant currency revenues	834.5	733.7	100.8	13.7

Vehicle Repair—Revenues	260.6	266.5	(5.9)	(2.2)
Impact of exchange rates	9.1	—	9.1

Vehicle Repair—constant currency revenues	269.7	266.5	3.2	1.2

Fleet Solutions—Revenues	600.5	472.1	128.4	27.2
Impact of exchange rates	2.0	—	2.0

Fleet Solutions—constant currency revenues	602.5	472.1	130.4	27.6

Total Revenues	2,360.4	2,205.1	155.3	7.0
Impact of exchange rates	83.7	—	83.7

Total constant currency revenues	$2,444.1	$2,205.1	$239.0	10.8%

	Fiscal Years Ended March 31,
	2023	2022	Change
Vehicle Claims—Adjusted EBITDA	$276.1	$346.2	$(70.1)	(20.2)%
Impact of exchange rates	26.0	—	26.0

Vehicle Claims—constant currency adjusted EBITDA	302.1	346.2	(44.1)	(12.7)

Vehicle Solutions—Adjusted EBITDA	301.2	275.0	26.2	9.5
Impact of exchange rates	16.9	—	16.9

Vehicle Solutions—constant currency adjusted EBITDA	318.1	275.0	43.1	15.7

Vehicle Repair—Adjusted EBITDA	171.6	157.8	13.8	8.7
Impact of exchange rates	6.8	—	6.8

Vehicle Repair—constant currency adjusted EBITDA	178.4	157.8	20.6	13.1

Fleet Solutions—Adjusted EBITDA	183.3	172.5	10.8	6.3
Impact of exchange rates	0.8	—	0.8

Fleet Solutions—constant currency adjusted EBITDA	184.1	172.5	11.6	6.7

Total Adjusted EBITDA	932.2	951.5	(19.3)	(2.0)
Impact of exchange rates	50.5	—	50.5

Total constant currency adjusted EBITDA	$982.7	$951.5	$31.2	3.3%

Key Components of Our Results of Operations

Revenues

We generate revenues from our software subscriptions, primarily SaaS, and related services to our customers pursuant to negotiated contracts or pricing agreements. Pricing for our software and services in such agreements is negotiated with each customer. We generally bill our customers monthly under one or more of the following bases:

•	price per transaction;

•	fixed monthly amount for a prescribed number of transactions;

•	fixed monthly subscription rate; or

•	price per set of services rendered.

Our software and services are often sold as packages, without individual pricing for each component. Our revenues are reflected net of customer sales allowances, which we estimate based on both our examination of a subset of customer accounts and our historical experience.

Our core offering is our vehicle damage claim estimating and workflow software, which is used by insurance company, collision repair facility and independent assessor customers, representing the majority of our revenues. We also derive revenues from our salvage and recycling software; business intelligence and consulting services; vehicle data validation; salvage disposition; driver violation reporting services; service, maintenance and repair solutions; customer retention management solutions; dealer management solutions; and other offerings.

Cost of revenues, excluding depreciation and amortization

Our costs and expenses applicable to revenues represent costs incurred primarily through acquiring, managing, and delivering our offerings. These costs include personnel, data acquisition, information technology, as well as implementation and other professional services costs. In addition, our costs of revenues, excluding depreciation and amortization, also include product development expenses, which are primarily related to salaries, employee benefits and expenses for software designers, engineers, and other personnel engaged in the development and enhancement of our service offerings, as well as materials and supplies used in research and development activities.

Selling, general and administrative expenses, excluding depreciation and amortization

Our selling, general and administrative expenses primarily include compensation and benefit costs for our sales, marketing, administration and corporate personnel, including share-based compensation expense, costs related to our facilities and professional and legal fees.

Acquisition and related costs

Acquisition and related costs include professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature and incentive compensation arrangements with continuing employees of acquired companies.

Depreciation and amortization

Depreciation includes depreciation attributable to buildings, leasehold improvements, data processing and computer equipment, purchased software, and furniture and fixtures. Amortization includes amortization attributable to software developed or obtained for internal use and intangible assets acquired in various business combinations and the revaluation of intangible assets due to the merger (see Note 2, “Summary of Significant Accounting Policies,” to the accompanying consolidated financial statements).

Asset impairment charges

Asset impairment charges primarily represent costs resulting from our long-lived assets and our indefinite-lived intangible assets over their respective fair values.

Restructuring charges and other costs associated with exit and disposal activities

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives.

Other expense (income), net

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro and Pound Sterling denominated debt, realized and unrealized loss and gain on derivative instruments, loss (gain) on change in fair value of warrants, debt extinguishment loss (gain), investment income and other miscellaneous expense and income.

Interest expense

Interest expense consists primarily of interest on our debt and amortization of related debt issuance costs, net of premium and discount amortization.

Income tax provision (benefit)

Income taxes have been considered for all items included in the statements of loss included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Factors that impact our income tax provision include, but are not limited to, the mix of jurisdictional earnings and varying jurisdictional income tax rates, establishment and release of valuation allowances in certain jurisdictions, and permanent differences resulting from the book and tax treatment of certain items. Future changes in tax laws or tax rulings may have a significant adverse impact on our effective tax rate.

Significant judgment is required to apply the recognition and measurement criteria prescribed in ASC Topic No. 740-10, Income Taxes. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which, if settled unfavorably, could adversely impact the provision for income taxes or additional paid-in capital. We record unrecognized tax benefits as liabilities or reductions in deferred tax assets, in accordance with ASC Topic No. 740 and adjust these balances when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment or reduction in tax carryforward that is materially different from our current estimate of the unrecognized tax benefit. These differences will be reflected as increases or decreases in the period in which new information is available.

Net income (loss) attributable to noncontrolling interests

Several of our customers and other entities own noncontrolling interests in certain of our operating subsidiaries. Net income attributable to noncontrolling interests reflect such owners’ proportionate interest in the earnings of such operating subsidiaries.

Results of Operations

The table below sets forth Consolidated Statements of Loss data, including the amount and percentage changes for the periods indicated (dollars in thousands):

	Fiscal Years Ended March 31,
	2024	2023	Change
Revenues	$2,444,150	$2,360,387	$83,763	3.5%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	967,934	959,293	8,641	0.9
Selling, general and administrative expenses, excluding depreciation and amortization	465,099	516,930	(51,831)	(10.0)
Acquisition and related costs	11,809	70,230	(58,421)	(83.2)
Depreciation and amortization	398,812	437,824	(39,012)	(8.9)
Asset impairment charges	3,698	11,713	(8,015)	(68.4)
Restructuring charges and other costs associated with exit and disposal activities	5,117	6,688	(1,571)	(23.5)

Total operating expenses	1,852,469	2,002,678	(150,209)	(7.5)

Operating income	591,681	357,709	233,972	65.4
Other expense (income), net	7,300	(2,378)	9,678	(407.0)
Interest expense, net	938,473	690,828	247,645	35.8

Loss before income taxes	(354,092)	(330,741)	(23,351)	7.1
Income tax provision	132,177	49,821	82,356	165.3

Net loss	(486,269)	(380,562)	(105,707)	27.8
Net income (loss) attributable to noncontrolling interests	(14,697)	(6,029)	(8,668)	143.8

Net loss attributable to Solera Global Corp.	$(471,572)	$(374,533)	$(97,039)	25.9%

	Fiscal Years Ended March 31,
	2023	2022	Change
Revenues	$2,360,387	$2,205,076	$155,311	7.0%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	959,293	846,612	112,681	13.3
Selling, general and administrative expenses, excluding depreciation and amortization	516,930	609,770	(92,840)	(15.2)
Acquisition and related costs	70,230	88,987	(18,757)	(21.1)
Depreciation and amortization	437,824	400,828	36,996	9.2
Asset impairment charges	11,713	15,855	(4,142)	(26.1)
Restructuring charges and other costs associated with exit and disposal activities	6,688	16,088	(9,400)	(58.4)

Total operating expenses	2,002,678	1,978,140	24,538	1.2

Operating income	357,709	226,936	130,773	57.6
Other expense (income), net	(2,378)	(20,283)	17,905	(88.3)
Interest expense, net	690,828	465,032	225,796	48.6

Loss before income taxes	(330,741)	(217,813)	(112,928)	51.8
Income tax provision	49,821	59,979	(10,158)	(16.9)

Net loss	(380,562)	(277,792)	(102,770)	37.0
Net income (loss) attributable to noncontrolling interests	(6,029)	1,937	(7,966)	(411.3)

Net loss attributable to Solera Global Corp.	$(374,533)	$(279,729)	$(94,804)	33.9%

The table below sets forth our statement of income data expressed as a percentage of revenues for the periods indicated:

	Fiscal Years Ended March 31,
	2024	2023	2022
Revenues	100.0%	100.0%	100.0%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	39.6	40.6	38.4
Selling, general and administrative expenses, excluding depreciation and amortization	19.0	21.9	27.7
Acquisition and related costs	0.5	3.0	4.0
Depreciation and amortization	16.3	18.5	18.2
Asset impairment charges	0.2	0.5	0.7
Restructuring charges and other costs associated with exit and disposal activities	0.2	0.3	0.7

Total operating expenses	75.8	84.8	89.7

Operating income	24.2	15.2	10.3
Other expense (income), net	0.3	(0.1)	(0.9)
Interest expense, net	38.4	29.3	21.1

Loss before income taxes	(14.5)	(14.0)	(9.9)
Income tax provision	5.4	2.1	2.7

Net loss	(19.9)	(16.1)	(12.6)
Net income (loss) attributable to noncontrolling interests	(0.6)	(0.3)	0.1

Net loss attributable to Solera Global Corp.	(19.3)%	(15.8)%	(12.7)%

Revenues

	Fiscal Years Ended March 31,
	2024	2023	Change
Revenues
Vehicle Claims	$736,106	$687,710	$48,396	7.0%
Vehicle Solutions	875,141	811,544	63,597	7.8
Vehicle Repair	271,281	260,645	10,636	4.1
Fleet Solutions	561,622	600,488	(38,866)	(6.5)

Total Revenues	$2,444,150	$2,360,387	$83,763	3.5%

	Fiscal Years Ended March 31,
	2023	2022	Change
Revenues
Vehicle Claims	$687,710	$732,767	$(45,057)	(6.1)%
Vehicle Solutions	811,544	733,655	77,889	10.6
Vehicle Repair	260,645	266,547	(5,902)	(2.2)
Fleet Solutions	600,488	472,107	128,381	27.2

Total Revenues	$2,360,387	$2,205,076	$155,311	7.0%

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, revenues increased $83.8 million, or 3.5%, to $2,444.2 million as compared to revenues for the 2023 fiscal year. On a constant currency basis, revenues increased $56.3 million, or 2.4%, to $2,416.7 million during the 2024 fiscal year. On a constant currency basis, the increase in revenue was primarily driven by increased sales in our underwriting solution, telematics solution, and increased transaction volume in international claims.

Vehicle Claims revenue increased $48.4 million, or 7.0%, to $736.1 million. On a constant currency basis, Vehicle Claims revenue increased $34.6 million, or 5.0%, to $722.4 million. On a constant currency basis, the increase in Vehicle Claims revenue was mainly due to increased sales and transaction volume in Europe.

Vehicle Solutions revenue increased $63.6 million, or 7.8%, to $875.1 million. On a constant currency basis, Vehicle Solutions revenue increased $55.7 million, or 6.9% to $867.2 million. On a constant currency basis, the increase in Vehicle Solutions revenue was driven by volume growth and pricing increases in our telematics, mobility, and underwriting solutions.

Vehicle Repair revenue increased $10.6 million, or 4.1%, to $271.3 million. On a constant currency basis, Vehicle Repair revenue increased $7.3 million, or 2.8%, to $267.9 million. On a constant currency basis, the increase in Vehicle Repair revenue was driven by volume and price increases.

Fleet Solutions revenue decreased $38.9 million, or 6.5%, to $561.6 million. On a constant currency basis, Fleet Solutions revenue decreased $41.2 million, or 6.9%, to $559.2 million. On a constant currency basis, the decrease in Fleet Solutions revenue was primarily driven by customer attrition and non-significant revenue reversal on Omnitracs customer contracts that were not renewed.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, revenues increased $155.3 million, or 7.0%, to $2,360.4 million as compared to revenues for the 2022 fiscal year. On a constant currency basis, revenues increased $239.0 million, or 10.8%, to $2,444.1 million during the 2023 fiscal year. The increase in revenues was primarily driven by the acquisition of Omnitracs and Spireon. Excluding revenue from these acquisitions, revenue increased $47.3 million, or 2.7%, on a constant currency basis.

Vehicle Claims revenue decreased $45.1 million, or 6.1%, to $687.7 million. On a constant currency basis, Vehicle Claims revenue increased $4.6 million, or 0.6%, to $737.4 million. On a constant currency basis, the increase in Vehicle Claims revenue was mainly due to increased sales in Europe which was partially offset by key customer losses in the U.S. and Canada.

Vehicle Solutions revenue increased $77.9 million, or 10.6%, to $811.5 million. On a constant currency basis, Vehicle Solutions revenue increased $100.8 million, or 13.7% to $834.5 million. On a constant currency basis, the increase in Vehicle Solutions revenue was primarily driven by the Spireon Acquisition, which resulted in $79.4 million of revenue increase. Excluding Spireon, revenue increased $21.5 million, or 3.0% on a constant currency basis, driven by increased sales volume.

Vehicle Repair revenue decreased $5.9 million, or 2.2%, to $260.6 million. On a constant currency basis, Vehicle Repair revenue increased $3.2 million, or 1.2%, to $269.7 million. On a constant currency basis, the increase in Vehicle Repair revenue was driven by higher volume of online purchases in our parts offering.

Fleet Solutions revenue increased $128.4 million, or 27.2%, to $600.5 million. On a constant currency basis, Fleet Solutions revenue increased $130.4 million, or 27.6%, to $602.5 million. On a constant currency basis, the increase in Fleet Solutions revenue was primarily driven by the Omnitracs Acquisition, which resulted in $59.7 million of revenue increase, as well as the Spireon Acquisition, which resulted in $52.7 million of revenue increase. Excluding acquisitions, revenue increased $18.0 million, or 33.7% on a constant currency basis, driven by increased motor vehicle record (MVR) and driving monitor sales as a result of increased fleet driver volumes, as well as increased sales to existing customers.

Cost of revenues, excluding depreciation and amortization

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, cost of revenues, excluding depreciation and amortization, increased $8.6 million, or 0.9%, to $967.9 million. On a constant currency basis, cost of revenues, excluding depreciation and amortization decreased $5.1 million, or 0.5% to $954.2 million. The decrease is primarily due to lower employee related expenses as a result of shifting operations into centers of excellence in Mexico, Spain and India to drive improvements in productivity, offset by the increased cost arising from the higher revenue.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, cost of revenues, excluding depreciation and amortization, increased $112.7 million, or 13.3%, to $959.3 million. On a constant currency basis, cost of revenues, excluding depreciation and amortization increased $132.5 million, or 15.7% to $979.1 million. On a constant currency basis, the increase is primarily attributable to the acquisitions of Omnitracs in June 2021 and Spireon in March 2022, which contributed $28.3 million, and $91.3 million, respectively. The remaining increase of $12.9 million is driven by increased volumes, particularly in our Vehicle Solutions segment as well as purchases of technical data from original equipment manufacturers, via license agreements. This technical data is used in our advanced shop management system and experience-based repair solution offerings to our customers.

Selling, general and administrative expenses, excluding depreciation and amortization

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, selling, general and administrative expenses, excluding depreciation and amortization (“SG&A”) decreased $51.8 million, or 10.0%, to $465.1 million. On a constant currency basis, selling, general and administrative expenses decreased $56.5 million, or 10.9% to $460.4 million. On a constant currency basis, the decrease is primarily driven by our business transformation strategy leveraging our global scale, eliminating redundancies, and improving processes and product management.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, SG&A decreased $92.8 million, or 15.2%, to $516.9 million. On a constant currency basis, SG&A decreased $79.5 million, or 13.0%, to $530.3 million. On a constant currency basis the decrease is primarily attributable to a $168.5 million decrease in stock-based compensation. The higher share based compensation expense for the 2022 fiscal year is due to charges recorded in June 2021 from modifications to share based compensation arrangements applicable to employees of Solera and DealerSocket as of the transactions completed in June 2021 and forfeitures of certain equity awards during the 2023 fiscal year. On a constant currency basis, the acquisitions of Omnitracs and Spireon, excluding share based compensation expense, contributed a $64.9 million increase and a $44.6 million increase offsetting the overall decrease, respectively. The remaining decrease of $20.4 million is predominantly due to cost savings from impacts of restructuring initiatives.

Depreciation and amortization

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, depreciation and amortization decreased $39.0 million, or 8.9% to $398.8 million. On a constant currency basis, depreciation and amortization decreased $41.8 million, or 9.5% to $396.0 million. The decrease is primarily attributable to acquired intangibles related to the Omnitracs Acquisition that were fully amortized in the current or prior period, which contributed $32.5 million of the decrease, on a constant currency basis. Additionally, $28.9 million of the decrease in depreciation and amortization is attributable to intangible assets recorded related to Vista taking Solera private in 2016, which are amortized on an accelerated schedule.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, depreciation and amortization increased $37.0 million, or 9.2% to $437.8 million. On a constant currency basis, depreciation and amortization increased $46.2 million, or 11.5%, to $447.0 million. On a constant currency basis, the increase is primarily attributable to the Omnitracs Acquisition and Spireon Acquisition, which contributed $25.3 million and $45.2 million of the increase, respectively. The increase in depreciation and amortization was partially offset by a decrease in intangible asset amortization of $35.6 million associated with intangible assets recorded related to Vista taking Solera private in 2016, which was amortized on an accelerated schedule. Additional increases driven primarily by depreciation of assets associated with investments in our data centers.

Asset impairment charges

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, asset impairment charges decreased $8.0 million or 68.4% to $3.7 million. The decrease is primarily attributable to a decrease in impairments of intangible assets of $3.9 million and a decrease in impairments of property and equipment of $6.1 million. This is partially offset by an increase in impairments of finance loan assets of $2.0 million.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, asset impairment charges decreased $4.1 million or 26.1% to $11.7 million. The decrease is primarily attributable to a decrease in impairments of property and equipment of $7.7 million. This is partially offset by an increase in impairments of intangible assets of $4.8 million.

Restructuring charges and other costs associated with exit and disposal activities

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, restructuring charges and other costs associated with exit and disposal activities decreased $1.6 million or 23.5% to $5.1 million. The decrease is primarily attributable to the winding down of employee termination costs associated with a planned restructuring within the Programming and Development, Sales, Finance and Operations departments, as well as professional fees incurred in connection with a tax reorganization.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, restructuring charges and other costs associated with exit and disposal activities decreased $9.4 million or 58.4% to $6.7 million. The decrease is primarily attributable to the winding down of the Solera global restructuring plan. The decrease in restructuring charges and other costs associated with exit and disposal activities was partially offset by employee termination and retention bonus costs associated with the DealerSocket merger and Omnitracs Acquisition in June 2021.

Acquisition and related costs

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, acquisition and related costs decreased by $58.4 million or 83.2% to $11.8 million. The decrease in acquisition and related costs during the 2024 fiscal year, is primarily driven by lower costs incurred in connection with the Omnitracs Acquisition, a decrease in write-offs of deferred offering costs, and lower earnout charges.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, acquisition and related costs decreased by $18.8 million or 21.1% to $70.2 million. The decrease is primarily attributable to decreased acquisition and related costs incurred in connection with the Omnitracs Acquisition and completion of the merger between Solera and DealerSocket in June 2021. The decrease in acquisition and related costs was partially offset by a charge of $41.4 million related to write-off of deferred offering costs and higher earnout charges.

Interest expense

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, interest expense increased by $247.6 million, or 35.8%, to $938.5 million. The increase in interest expense was driven primarily by an increase in the average interest rate that increased our interest expense by $216.1 million. Additionally, a $27.2 million increase was driven by the May 31, 2023, modification to the terms of the Second Lien Credit Agreement, in which interest was temporarily converted to PIK interest and the applicable margin was increased. The increase is offset by reduction of the amortization of original issue discount and issuance costs in line with the amortization schedules, as well as reduction driven by average reduction in outstanding revolver balance. Given the current interest rate environment, we expect the interest rates on our variable rate debt to increase continuing into the current fiscal year. Applying the underlying interest rates as of April 30, 2024, to the Credit Facilities with variable interest rates would have resulted in an increase in interest expense by approximately $13.6 million, $223.4 million and $325.9 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, interest expense increased by $225.8 million, or 48.6%, to $690.8 million. The increase was primarily attributable to (i) the interest cost associated with the $3.1 billion net increase in additional indebtedness incurred in connection with the Refinancing Transactions, the $83.4 million related party loan added on November 18, 2021 and the $400.0 million Spireon Borrowings and (ii) an increase in interest rates applicable to our variable rate indebtedness that increased our interest expense by $162.6 million.

Other expense (income), net

The table below sets forth other expense (income), net data for the periods indicated (dollars in thousands):

	Fiscal Years Ended March 31,
	2024	2023	Change
Investment income	$(4,169)	$(1,334)	$(2,835)
Foreign exchange losses	8,890	4,967	3,923
Losses (gains) on other derivative financial instruments not designated as hedges	2,438	(15,578)	18,016
Other expense	141	9,567	(9,426)

Other expense (income), net	$7,300	$(2,378)	$9,678

	Fiscal Years Ended March 31,
	2023	2022	Change
Investment income	$(1,334)	$(1,942)	$608
Foreign exchange losses	4,967	(132,317)	137,284
Losses on change in fair value - Solera warrants and DRD	—	25,515	(25,515)
Losses (gains) on other derivative financial instruments not designated as hedges	(15,578)	(28,206)	12,628
Loss on debt extinguishment	—	111,413	(111,413)
Other expense	9,567	5,254	4,313

Other expense (income), net	$(2,378)	$(20,283)	$17,905

We maintain long-term external debt denominated in foreign currency and short-term intercompany loans denominated in foreign currency both of which are revalued each period to account for exchange rate movements. These loans can occasionally result in large swings in foreign exchange gains and losses. While these balances are not explicitly hedged by derivative instruments, we believe that we have appropriately aligned these liabilities with future earnings and assets that allow us to effectively manage our business.

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, other expense (income), net changed from income of $2.4 million to expense of $7.3 million . The change was primarily attributable to $2.4 million of unrealized losses on foreign currency derivatives in the fiscal year ended March 31, 2024, in comparison to $15.6 million unrealized gains on foreign currency derivatives in the comparative period. Additionally, the change is impacted by $8.9 million of foreign exchange losses in the 2024 fiscal year in comparison to $5.0 million in foreign exchange losses in the comparative period driven by the impact of the average weakening of the U.S. dollar during the 2024 fiscal year in excess of the average weakening of the U.S. dollar during the 2023 fiscal year. The increase was offset by a $9.0 million reduction in management fee charges.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, other expense (income), net decreased from income of $20.3 million to income of $2.4 million. The decrease was primarily attributable to $5.0 million of foreign exchange losses in the 2023 fiscal year in comparison to $132.3 million in foreign exchange gains in the comparative period driven by the impact of the average strengthening of the U.S. dollar during the 2023 fiscal year in excess of the average strengthening of the U.S. dollar during the 2022 fiscal year. The decrease was also driven by the $111.4 million loss on debt extinguishment related to our Refinancing Transactions and a $25.5 million loss on the change in fair value of warrants during the 2022 fiscal year, which did not recur during the 2023 fiscal year. We also recognized a $12.6 million decrease in gain on other derivative financial instruments not designated as hedges during the 2023 fiscal year.

Income tax provision

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, income tax expense increased $82.4 million or 165.3% to $132.2 million. The increase in the income tax expense is primarily due to changes in our worldwide pre-tax loss, jurisdictional mix of earnings, changes in valuation allowances, and changes in uncertain tax position reserves.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, income tax expense decreased $10.2 million or 16.9% to $49.8 million. The decrease is primarily attributable to changes in our worldwide pre-tax loss, jurisdictional mix of earnings and changes in valuation allowances.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

As noted in the Key Performance Indicators and Non-GAAP Measures section above, our Chief Executive Officer, the Chief Operating Decision Maker, uses Adjusted EBITDA as the key profitability metric in an evaluation of segment performance. We also review changes period over period by Adjusted EBITDA Margin, discussed below in percentages and basis points (“bps”). Adjusted EBITDA and Adjusted EBITDA Margin are Non-GAAP measures and most comparable GAAP measures are net loss and net loss margin. Refer to the tables below for Adjusted EBITDA by segment information and year-over-year fluctuations.

	Fiscal Years Ended March 31,
	2024	2023	Change
Net Loss	$(486,269)	$(380,562)	$(105,707)	27.8%

Adjusted EBITDA
Vehicle Claims	$316,151	$276,056	$40,095	14.5%
Vehicle Solutions	351,560	301,238	50,322	16.7
Vehicle Repair	182,050	171,597	10,453	6.1
Fleet Solutions	190,696	183,328	7,368	4.0

Total Adjusted EBITDA	$1,040,457	$932,219	$108,238	11.6%

	Fiscal Years Ended March 31,
	2023	2022	Change
Net Loss	$(380,562)	$(277,792)	$(102,770)	37.0%

Adjusted EBITDA
Vehicle Claims	$276,056	$346,231	$(70,175)	(20.3)%
Vehicle Solutions	301,238	274,998	26,240	9.5
Vehicle Repair	171,597	157,799	13,798	8.7
Fleet Solutions	183,328	172,472	10,856	6.3

Total Adjusted EBITDA	$932,219	$951,500	$(19,281)	(2.0)%

	Fiscal Years Ended March 31,
	2024	2023	Change (%/bps)

Net Loss Margin	(19.9)%	(16.1)%	(3.8)%	(380)
Adjusted EBITDA Margin
Vehicle Claims	42.9	40.1	2.8	280
Vehicle Solutions	40.2	37.1	3.1	310
Vehicle Repair	67.1	65.8	1.3	130
Fleet Solutions	34.0	30.5	3.5	350

Total Adjusted EBITDA Margin	42.6%	39.5%	3.1%	310

	Fiscal Years Ended March 31,
	2023	2022	Change (%/bps)
Net Loss Margin	(16.1)%	(12.6)%	(3.5)%	(350)
Adjusted EBITDA Margin
Vehicle Claims	40.1	47.2	(7.1)	(710)
Vehicle Solutions	37.1	37.5	(0.4)	(40)
Vehicle Repair	65.8	59.2	6.6	660
Fleet Solutions	30.5	36.5	(6.0)	(600)

Total Adjusted EBITDA Margin	39.5%	43.2%	(3.7)%	(370)

2024 Fiscal Year vs. 2023 Fiscal Year. During the 2024 fiscal year, net loss increased $105.7 million, or 27.8% to $486.3 million. Net loss margin increased by 380 bps to 19.9%. During the 2024 fiscal year, Adjusted EBITDA increased $108.2 million, or 11.6%, to $1,040.5 million. Adjusted EBITDA Margin increased by 310 bps, to 42.6%. On a constant currency basis, Adjusted EBITDA increased $99.4 million, or 10.7%, to $1,031.6 million. On a constant currency basis, Adjusted EBITDA Margin increased by 320 bps, to 42.7%. On a constant currency basis, the increase in Adjusted EBITDA was primarily driven by the revenue factors mentioned above, as well as the cost reductions as of a result of our global restructuring plan.

Vehicle Claims Adjusted EBITDA increased $40.1 million, or 14.5%, to $316.2 million and Vehicle Claims Adjusted EBITDA Margin increased by 280 bps, to 42.9%. On a constant currency basis, Vehicle Claims Adjusted EBITDA increased $36.2 million, or 13.1% to $312.2 million and the Vehicle Claims Adjusted EBITDA Margin increased by 310 bps, to 43.2%. The increase in Adjusted EBITDA and Adjusted EBITDA margin was primarily driven by an increase in volume and prices, as well as the impact of our global restructuring plan.

Vehicle Solutions Adjusted EBITDA increased $50.3 million, or 16.7%, to $351.6 million and Vehicle Solutions Adjusted EBITDA Margin increased by 310 bps, to 40.2%. On a constant currency basis, Vehicle Solutions Adjusted EBITDA increased $45.1 million, or 15.0%, to $346.3 million and the Vehicle Solutions Adjusted EBITDA Margin increased by 280 bps, to 39.9%. The increase in Adjusted EBITDA was primarily driven by growth in our underwriting, mobility, and telematics solutions, together with the impact of our global restructuring plan.

Vehicle Repair Adjusted EBITDA increased $10.5 million, or 6.1%, to $182.1 million and Vehicle Repair Adjusted EBITDA Margin increased by 130 bps, to 67.1%. On a constant currency basis, Vehicle Repair Adjusted EBITDA increased $9.2 million, or 5.3%, to $180.8 million and the Vehicle Repair Adjusted EBITDA Margin increased by 170 bps, to 67.5%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is primarily driven by volume and pricing-driven revenue growth, as well as the impact of our global restructuring plan.

Fleet Solutions Adjusted EBITDA increased $7.4 million, or 4.0%, to $190.7 million and Fleet Solutions Adjusted EBITDA Margin increased by 350 bps, to 34.0%. On a constant currency basis, Fleet Solutions Adjusted EBITDA increased $9.0 million, or 4.9%, to $192.3 million and the Fleet Solutions Adjusted EBITDA Margin increased by 390 bps, to 34.4%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin was primarily driven by the continuation of our global restructuring plan.

2023 Fiscal Year vs. 2022 Fiscal Year. During the 2023 fiscal year, net loss increased $102.8 million, or 37.0%, to $380.6 million. Net loss margin decreased by 350 bps to 16.1%. During the 2023 fiscal year, Adjusted EBITDA decreased $19.3 million, or 2.0%, to $932.2 million. Adjusted EBITDA Margin decreased by 370 bps, to 39.5%. On a constant currency basis, Adjusted EBITDA increased $31.2 million, or 3.3%, to $982.7 million. On a constant currency basis, Adjusted EBITDA Margin decreased by 300 bps, to 40.2%. On a constant currency basis, the Omnitracs Acquisition resulted in an Adjusted EBITDA increase of $30.4 million, and the Spireon Acquisition resulted in an increase of $9.5 million. Excluding the acquisition of Omnitracs and Spireon, the Adjusted EBITDA decreased by $58.6 million, or 7.5%, and $8.7 million, or 1.1% on a constant currency basis.

Vehicle Claims Adjusted EBITDA decreased $70.2 million, or 20.3%, to $276.1 million and Vehicle Claims Adjusted EBITDA Margin decreased by 710 bps, to 40.1%. On a constant currency basis, Vehicle Claims Adjusted EBITDA increased $44.3 million, or 12.8% to $302.0 million and the Vehicle Claims Adjusted EBITDA Margin decreased by 630 bps, to 40.9%. On a constant currency basis, the decrease in Adjusted EBITDA and Adjusted EBITDA margin was primarily attributable to key customer losses in the US.

Vehicle Solutions Adjusted EBITDA increased $26.2 million, or 9.5%, to $301.2 million and Vehicle Solutions Adjusted EBITDA Margin decreased by 40 bps, to 37.1%. On a constant currency basis, Vehicle Solutions Adjusted EBITDA increased $43.2 million, or 15.7%, to $318.2 million and the Vehicle Solutions

Adjusted EBITDA Margin increased by 60 bps, to 38.1%. On a constant currency basis, the increase in Adjusted EBITDA and Adjusted EBITDA Margin was primarily attributable to the Solera global restructuring plan, which was the result of our business transformation and strategy leveraging our global scale, eliminating redundancies, and improving processes and product management. Additionally, the increase in Adjusted EBITDA and Adjusted EBITDA Margin was partially driven by the Spireon Acquisition in March 2022, which contributed $6.7 million of the increase on a constant currency basis.

Vehicle Repair Adjusted EBITDA increased $13.8 million, or 8.7%, to $171.6 million and Vehicle Repair Adjusted EBITDA Margin increased by 660 bps, to 65.8%. On a constant currency basis, Vehicle Repair Adjusted EBITDA increased $20.8 million, or 13.2%, to $178.6 million and the Vehicle Repair Adjusted EBITDA Margin increased by 700 bps, to 66.2%. On a constant currency basis, the increase in Adjusted EBITDA and Adjusted EBITDA Margin was primarily attributable to the Solera global restructuring plan, which was the result of our business transformation and strategy leveraging our global scale, eliminating redundancies, and improving processes and product management.

Fleet Solutions Adjusted EBITDA increased $10.9 million, or 6.3%, to $183.3 million and Fleet Solutions Adjusted EBITDA Margin decreased by 600 bps, to 30.5%. On a constant currency basis, Fleet Solutions Adjusted EBITDA increased $11.6 million, or 6.7%, to $184.0 million and the Fleet Solutions Adjusted EBITDA Margin decreased by 600 bps, to 30.5%. On a constant currency basis, the increase in Adjusted EBITDA was primarily attributable to the Omnitracs Acquisition in June 2021 and Spireon Acquisition in March 2022. On a constant currency basis, the Omnitracs Acquisition and Spireon Acquisition contributed $30.4 million and $2.8 million increase in Adjusted EBITDA, respectively. The decrease in Adjusted EBITDA Margin is primarily attributable to the impact of credit losses in the Fleet Solutions Segment.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited quarterly financial information for (i) in the instance of the Company, which includes DealerSocket results for all periods and Omnitracs results following the acquisition date of June 4, 2021, for the fiscal quarters ended March 31, 2024, December 31, 2023, September 30, 2023, June 30, 2023, March 31, 2023, December 31, 2022, September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021, June 30, 2021, and (ii) in the instance of Omnitracs, on a standalone pre-acquisition basis, the period of April 1, 2021 through June 3, 2021 and the fiscal quarters ended March 31, 2021. The supplemental information below includes results of operations, Adjusted EBITDA to net income (loss) reconciliations, recurring and non-recurring revenues and free cash flows. The Company information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements and the Omnitracs pre-acquisition information has been prepared to conform with the Company’s presentation of statements of loss and Adjusted EBITDA. In the opinion of our management, such unaudited financial information reflects all adjustments necessary for the fair presentation of results for those periods. Our historical results are not necessarily indicative of the results that should be expected in any future period. Refer to the tables below for quarterly results (in thousands):

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY HISTORICAL RESULTS

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Revenues	$621,091	$602,512	$611,783	$608,764	$604,680	$586,218	$574,710	$594,779	$575,389	$569,239	$576,483	$483,965

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	238,122	249,871	236,999	242,942	252,292	241,004	236,350	229,647	217,226	218,797	221,137	189,452
Selling, general and administrative, excluding depreciation and amortization	129,086	99,803	105,190	131,020	126,826	137,102	123,254	129,748	117,541	127,324	125,184	239,721
Acquisition and related costs	1,177	10,976	540	(884)	15,216	41,468	9,698	3,848	48,297	14,123	6,481	20,086
Depreciation and amortization	99,729	99,542	99,449	100,092	115,178	109,866	101,193	111,587	113,379	104,818	104,510	78,121
Asset impairment charges	2,851	57	790	—	2,770	3,637	5,306	—	7,948	2,331	—	5,576
Restructuring charges and other costs associated with exit and disposal activities	136	1,406	1,309	2,266	4,467	830	(116)	1,507	(753)	2,646	11,424	2,771

Total operating expenses	471,101	461,655	444,277	475,436	516,749	533,907	475,685	476,337	503,638	470,039	468,736	535,727

Operating income (loss)	149,990	140,857	167,506	133,328	87,931	52,311	99,025	118,442	71,751	99,200	107,747	(51,762)
Other expense (income), net	(106,539)	188,497	(112,800)	38,142	57,056	278,075	(260,270)	(77,239)	(67,242)	(40,378)	(36,726)	124,063
Interest expense, net	237,732	236,045	237,547	227,149	202,385	197,824	159,757	130,862	126,146	123,900	123,280	91,706

Income (loss) before income taxes	18,797	(283,685)	42,759	(131,963)	(171,510)	(423,588)	199,538	64,819	12,847	15,678	21,193	(267,531)
Income tax provision	32,980	35,795	39,861	23,541	(47,029)	30,219	45,390	21,241	52,572	20,187	21,083	(33,863)

Net income (loss)	(14,183)	(319,480)	2,898	(155,504)	(124,481)	(453,807)	154,148	43,578	(39,725)	(4,509)	110	(233,668)
Net income (loss) attributable to noncontrolling interests	7,921	(24,086)	9,378	(7,910)	(1,965)	(38,196)	23,197	10,935	2,834	5,769	7,676	(14,342)

Net income (loss) attributable to Solera Global Corp.	$(22,104)	$(295,394)	$(6,480)	$(147,594)	$(122,516)	$(415,611)	$130,951	$32,643	$(42,559)	$(10,278)	$(7,566)	$(219,326)

Quarterly Revenue Trends

For the three months ended December 31, 2021 revenue declined primarily due to foreign currency exchange impact and loss of an insurance customer. The quarters ended March 31, 2022, December 31, 2021, September 30, 2021 and June 30, 2021 showed significant growth versus the comparable quarters in the prior year driven primarily by increased volume of cars on the road as markets around the world eased their restrictions as they recovered from COVID-19, the addition of new products, acquisition of new customers as well as the acquisition of Omnitracs in June 2021. The quarters ended March 31, 2023, December 31, 2022, September 30, 2022, and June 30, 2022 grew due to the addition of new products and volume as well as the acquisitions of Omnitracs in June 2021 and Spireon in March 2022 partly offset by the impact of exchange rates. On a constant currency basis and excluding the results of these acquisitions, revenue increased 2.7% on a constant currency for the year ended March 31, 2023. For the three months ended June 30, 2023 and September 30, 2023, revenue increased primarily due to increased sales in Spireon as well as an increase in international sales volume. For the three months ended December 31, 2023 revenue decreased due to fluctuations in foreign exchange rates. For the three months ended March 31, 2024 revenue increased compared to the three months ended December 31, 2023 due to the impact of the average weakening of the U.S. dollar during the period.

Quarterly Operating Expense Trends

Cost of revenue, excluding depreciation and amortization and Selling, general and administrative expenses, excluding depreciation and amortization. In the quarter ended June 30, 2021, we experienced a significant increase in Selling, general and administrative expenses due to non-recurring share-based compensation expenses of approximately $145.0 million related to the modification of certain stock options in shares of Solera Global Corp. and the awarding of fully vested equity classified RSUs in Solera Global Corp. to certain employees in connection with the completion of the merger between Solera and DealerSocket. Further, stock-based compensation continued to be higher for the quarters ended September 30, 2021, and December 31, 2021, due to modifications to share based compensation arrangements applicable to employees of Solera and DealerSocket and additional share-based compensation due to employees of Omnitracs as a result of the transactions completed in June 2021. The increase in shared-based compensation between the quarters ended December 31, 2021 and September 30, 2021, was primarily due to fair value changes of $13.2 million. During the 2023 fiscal year, cost of revenues, excluding depreciation and amortization, increased $112.7 million, or 13.3% to $959.5 million. The increase is driven by increased volumes particularly in our Solutions businesses as well as purchases of technical data from original equipment manufacturers, via license agreements. This technical data is used in our advanced shop management system and experience-based repair solution offerings to our customers. During the 2023 fiscal year, selling, general and administrative expenses, excluding depreciation and amortization decreased $92.8 million, or 15.2% to $516.9 million. The decrease between the 2023 fiscal year and the 2022 fiscal year is due primarily to a $168.5 million decrease in share based compensation, offset by increases from the acquisition of Omnitracs and Spireon. For the quarters ended June 30, 2023, September 30, 2023 and December 31, 2023, and March 31, 2024 the cost of revenues decreased as compared to quarter ended March 31, 2023, which can be attributed to the reduction of employee-related expenses as a result of shifting operations into centers of excellence in Mexico, Spain, and India to drive improvements in productivity.

Acquisition and related costs. Our acquisition and related costs vary significantly depending on the timing of related transactions. The increase in acquisition and related costs during the quarter ended March 31, 2022 was primarily attributable to a $35.0 million earn-out liability recognized in connection with a business acquired in March 2018 as well as $5.8 million in transaction costs related to the Spireon Acquisition. The increase during the quarters ended December 31, 2021, September 30, 2021, and June 30, 2021 was due to the acquisition of Omnitracs in June 2021. The increase in acquisition and related costs during the quarter ended December 31, 2022 is primarily driven by a charge of $32.3 million related to write-off of deferred offering costs during the quarter ended December 31, 2022 in connection with deferral of a planned equity offering. The decrease in acquisition and related costs during the quarters ended September 30, 2023 and June 30, 2023 is primarily driven by lower costs incurred in connection with the Omnitracs Acquisition. The increase in acquisition and related costs during the quarter ended December 31, 2023 is primarily driven by the Company recognizing the grant date fair value of the Omnitracs Participating Units issued to former employees as expense in the amount of $13.3 million.

Depreciation and amortization expenses. The increase in depreciation and amortization expenses in the quarters ended March 31, 2023, December 31, 2022, June 30, 2022, December 31, 2021 and September 30, 2021 was largely due to completion of internally developed software assets and the acquisition of Omnitracs, with a further increase during the quarter ended March 31, 2022 due to the Spireon Acquisition. The decrease in Depreciation and amortization expenses between quarters ended September 30, 2022 and June 30, 2022 is attributable primarily to measurement period adjustments associated with intangibles acquired in the Spireon Acquisition. The decrease in depreciation and amortization expenses in the quarters during the fiscal year ended March 31, 2024 is primarily attributable to the amortization of acquired intangibles related to the Omnitracs and Spireon Acquisitions.

Asset impairment charges. The asset impairment charges in the quarters ended March 31, 2022, December 31, 2021 and June 30 2021 were primarily due to impairment charges on leased assets related to the exit and sublease of leased office space. In the quarter ended December 31, 2022, the Company recorded asset impairment charges in the amount of $3.1 million related to certain definite-lived intangible assets and the $0.5 million charges for fixed assets related to the valuation of exited office space held for sale. In the quarter ended March 31, 2023, the Company recorded asset impairment charges in the amount of $2.8 million related to certain definite-lived intangible assets fixed assets. In the quarter ended March 31, 2024, the Company recorded asset impairment charges in the amount of $2.9 million, consisting of $2.0 million related to finance loan assets $0.9 million of intangible assets.

Restructuring charges and other costs associated with exit and disposal activities. Fluctuations in restructuring charges and other costs associated with exit and disposal activities largely result from the Solera global restructuring plan. The decrease in restructuring charges and other costs associated with exit and disposal activities during the quarter ended March 31, 2022 was primarily due to the true up of an estimate for certain restructuring provisions as a result of settling the liabilities. The activity during the quarter ended March 31, 2023 is driven by employee termination costs associated with a planned restructuring within the Programming and Development, Sales, and Operations departments, as well as professional fees incurred in connection with a tax reorganization.

Other expense (income), net. Fluctuations in other expense (income), net are primarily driven by changes in foreign exchange rates and gains/losses on derivatives. In addition, during the quarter ended June 30, 2021, we incurred additional expenses of $111.4 million resulting from a loss on debt extinguishment in connection with the Refinancing Transactions.

Interest expense, net. Interest expense, net increased during the quarters ending March 31, 2023, December 31, 2022, September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021 driven by the net increase in debt in connection with the June 2021 Refinancing Transactions and the Spireon Acquisition and increasing average interest rates on variable rate debt. Further, in the quarters ended June 30, 2023 and September 30, 2023, modifications to the terms of the Second Lien Credit Agreement, in which interest was temporarily converted to PIK interest and the applicable margin was increased, drove additional increases to interest expense, net. Interest expense, net decreased during the three months ended December 31, 2023 due to a fluctuations in foreign exchange rates during the current period.

Income tax expense (benefit). The income tax variations during each quarter are primarily as a result of our worldwide jurisdictional mix of earnings and changes in valuation allowance.

OMNITRACS

UNAUDITED CONSOLIDATED QUARTERLY HISTORICAL RESULTS

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Revenues	$89,127	$125,454	$124,694	$104,967	$105,555

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	50,644	72,851	74,376	63,761	56,429
Selling, general and administrative expenses, excluding depreciation and amortization	22,846	32,034	31,197	27,245	22,826
Acquisition and related costs	2,696	2,621	5,767	9,223	2,011
Depreciation and amortization	14,922	20,543	20,773	16,368	15,669
Asset impairment charges	—	—	—	6,226	—
Restructuring charges and other costs associated with exit and disposal activities	208	2,772	372	264	918

Total operating expenses	91,316	130,821	132,485	123,087	97,853

Operating income (loss)	(2,189)	(5,367)	(7,791)	(18,120)	7,702
Other expense (income)	(50)	178	(570)	(301)	399
Interest expense, net	8,740	12,278	12,455	6,341	7,949

Loss before income taxes	(10,879)	(17,823)	(19,676)	(24,160)	(646)
Income tax provision (benefit)	363	1,165	3,653	234	198

Net loss	(11,242)	(18,988)	(23,329)	(24,394)	(844)
Net income attributable to noncontrolling interests	(112)	(190)	(233)	(244)	(9)

Net loss attributable to Omnitracs Topco, LLC	$(11,130)	$(18,798)	$(23,096)	$(24,150)	$(835)

Reconciliation of Adjusted EBITDA to Net loss

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY ADJUSTED EBITDA RECONCILIATION TO NET INCOME (LOSS)

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Net Income (loss)	$(14,183)	$(319,480)	$2,898	$(155,504)	$(124,481)	$(453,807)	$154,148	$43,578	$(39,725)	$(4,509)	$110	$(233,668)
Add: Income tax provision	32,980	35,795	39,861	23,541	(47,029)	30,219	45,390	21,241	52,572	20,187	21,083	(33,863)

Income (loss) before income tax provision	18,797	(283,685)	42,759	(131,963)	(171,510)	(423,588)	199,538	64,819	12,847	15,678	21,193	(267,531)
Add: Depreciation and amortization	99,729	99,542	99,449	100,092	115,178	109,866	101,193	111,587	113,379	104,818	104,510	78,121
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	136	1,406	1,309	2,266	4,467	830	(116)	1,507	(753)	2,646	11,424	2,771
Add: Asset impairment charges (2)	2,851	57	790	—	2,770	3,637	5,306	—	7,948	2,331	—	5,576
Add: Acquisition and related costs (3)	1,177	10,976	540	(884)	15,216	41,468	9,698	3,848	48,297	14,123	6,481	20,086
Add: Litigation related expenses (4)	4,627	2,213	(2,329)	2,882	6,819	5,952	1,968	1,872	(198)	(3,017)	1,422	4,616
Add: Interest expense	237,732	236,045	237,547	227,149	202,385	197,824	159,757	130,862	126,146	123,900	123,280	91,706
Add: Other expense, net (5)	(106,392)	188,331	(113,069)	38,094	55,668	276,382	(261,557)	(82,241)	(66,748)	(42,345)	(37,431)	122,023
Add: Share-based compensation expense (6)	2,594	6,415	3,665	9,273	27,226	4,653	(3,821)	3,386	610	28,431	23,142	147,800
Add: Management charges (7)	(147)	166	269	48	1,388	1,693	1,287	5,002	(494)	1,967	705	2,040

Adjusted EBITDA	$261,104	$261,466	$270,930	$246,957	$259,607	$218,717	$213,253	$240,642	$241,034	$248,532	$254,726	$207,208

OMNITRACS

UNAUDITED CONSOLIDATED QUARTERLY ADJUSTED EBITDA RECONCILIATION TO NET LOSS

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Net Income (loss)	$(11,242)	$(18,988)	$(23,329)	$(24,394)	$(844)
Add: Income tax provision	363	1,165	3,653	$234	198

Income (loss) before income tax provision	(10,879)	(17,823)	(19,676)	(24,160)	(646)
Add: Depreciation and amortization	14,922	20,543	20,773	16,368	15,669
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	208	2,772	372	264	918
Add: Asset impairment charges (2)	—	—	—	6,226	—
Add: Acquisition and related costs (3)	2,696	2,621	5,767	9,223	2,011
Add: Litigation related expenses (4)	1,893	1,893	522	601	541
Add: Interest expense	8,740	12,278	12,455	6,341	7,949
Add: Other expense (income), net (5)	(176)	1,288	(694)	(312)	227
Add: Share-based compensation expense (6)	1,149	1,747	2,343	2,748	625
Add: Management charges (7)	201	164	259	127	283

Adjusted EBITDA	$18,754	$25,483	$22,121	$17,426	$27,577

Represents Omnitracs Adjusted EBITDA from April 1, 2021 through June 3, 2021. The Omnitracs Adjusted EBITDA from June 4, 2021 through March 31, 2024 are included within the historical income statement activity for Solera Global Corp.

(1)

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives. See Note 19, “Restructuring Charges and Other Costs Associated with Exit and Disposal Activities,” to the accompanying consolidated financial statements.

(2)

Asset impairment charges primarily represent costs resulting from the excess of carrying values of our reporting units with goodwill, our long-lived assets, and our indefinite-lived intangible assets over their respective fair values, and, accordingly, we may identify impairment of those assets in the future. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

(3)

Acquisition and related costs include professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made, and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature from prior acquisitions and incentive compensation arrangements with continuing employees of acquired companies.

(4)	Litigation related expenses primarily represent legal expenses incurred that are non-recurring in nature.
(5)

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro denominated debt, realized and unrealized losses and gains on derivative instruments, loss (gain) on asset sales, loss (gains) on change in fair value for Warrants, debt extinguishment loss (gain), investment income and other miscellaneous expense and income. These expenses (income) are primarily driven by non-recurring events or expenses (income) that do not relate to normal business operations. For the reconciliation above, we break out management charges separately from the rest of other expense (income).

The aggregation of the two lines will result in the other expense (income) shown in the consolidated statements of loss.
(6)

Share-based compensation expense is provided to certain employees. Share-based compensation is further discussed in Note 13, “Share-Based Compensation,” to the accompanying consolidated financial statements.

(7)

Management charges include charges paid to Vista Consulting Group, LLC, an affiliate of Vista, for consulting services provided. These costs are ad hoc in nature and do not relate to the underlying business operations. Following our initial public offering, we may continue to engage Vista Consulting Group, LLC, an affiliate of Vista, for consulting services from time to time, subject to compliance with our related party transactions policy. For further discussion on the consulting agreement with Vista Consulting Group, LLC, refer to “Certain Relationships and Related Party Transactions—Related Party Transactions—Relationship with VCG and Companies Controlled by Vista.”

Recurring and Non-Recurring Revenue

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY RECURRING AND NON-RECURRING REVENUES

(Dollars in thousands)

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Recurring Revenue	$556,938	$545,290	$559,868	$547,195	$551,103	$534,677	$513,847	$526,928	$522,794	$540,333	$548,582	$469,244
Non-Recurring Revenue	64,153	57,222	51,915	61,569	53,577	51,541	60,863	67,851	52,595	28,906	27,901	14,721

Total Revenue	$621,091	$602,512	$611,783	$608,764	$604,680	$586,218	$574,710	$594,779	$575,389	$569,239	$576,483	$483,965

OMNITRACS TOPCO, LLC

UNAUDITED CONSOLIDATED QUARTERLY RECURRING AND NON-RECURRING REVENUES

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

Recurring Revenue	$71,023	$100,228	$100,146	$84,208	$84,642
Non-Recurring Revenue	18,104	25,226	24,548	20,759	20,913

Total Revenue	$89,127	$125,454	$124,694	$104,967	$105,555

Free Cash Flow

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY FREE CASH FLOW

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Cash flows from operating activities	$89,724	$(29,621)	$123,654	$20,165	$110,662	$(75,128)	$90,389	$34,363	$105,305	$2,132	$47,996	$52,768

Less: Capital expenditures	(7,771)	(9,891)	(12,303)	(9,294)	(20,348)	(9,182)	(17,225)	(9,357)	(6,641)	(28,079)	(23,020)	(3,685)
Less: Acquisitions and capitalization of intangible assets	(16,435)	(17,090)	(17,763)	(19,895)	(19,886)	(21,527)	(18,455)	(19,048)	(15,213)	(13,571)	(12,710)	(10,625)

Free Cash Flow	$65,518	$(56,602)	$93,588	$(9,024)	$70,428	$(105,837)	$54,709	$5,958	$83,451	$(39,518)	$12,266	$38,458

The Company also evaluated cash paid for interest on debt for the trailing twelve quarters for Solera Global Corp. as provided below:

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Cash Paid for Interest	$177,220	$236,193	$130,099	$126,349	$179,886	$165,158	$182,374	$122,595	$81,163	$130,918	$120,891	$68,412

OMNITRACS

UNAUDITED CONSOLIDATED QUARTERLY FREE CASH FLOW

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

Cash flows from operating activities	$(2,005)	$15,973	$(6,667)	$11,242	$24,677
Less: Capital expenditures	(1,598)	(3,821)	(8,910)	(2,854)	(2,941)
Less: Acquisitions and capitalization of intangible assets	(3,580)	(6,912)	(4,640)	(5,912)	(4,494)

Free Cash Flow	$(7,183)	$5,240	$(20,217)	$2,476	$17,242

The Company also evaluated cash paid for interest on debt for the trailing five quarters for Omnitracs as provided below:

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Cash Paid for Interest	$7,057	$10,952	$10,634	$5,649	$7,372

Liquidity and Capital Resources

General

Principal sources of liquidity are and will continue to be existing cash and cash equivalents, cash flows from operations and available borrowings under our revolving credit facility. We have used and will continue to use our sources of liquidity to meet debt service requirements, fund capital expenditures, provide working capital, and fund business acquisitions. We believe cash flows from operations and current cash on hand, together with borrowings available under our revolving facility, will provide sufficient liquidity to meet all our cash needs to operate and invest in our business for the next 12 months.

As of March 31, 2024, our principal sources of liquidity were cash and cash equivalents totaling $163.5 million, which was held for working capital purposes, as well as the available balance of $127.7 million under our Revolving Credit Facility. As of March 31, 2023, our principal sources of liquidity were cash and cash equivalents totaling $214.8 million, which was held for working capital purposes, as well as the available balance of $75.5 million under our Revolving Credit Facility. Further, see Note 11, “Debt,” to the accompanying financial statements for the available and outstanding borrowings under the revolver and total current and long-term debt obligations. We were in compliance with all of our debt covenants as of March 31, 2024, 2023, and 2022.

Credit Facilities

On the Refinancing Date, we refinanced our existing indebtedness in connection with the acquisition of Omnitracs and merger with DealerSocket. In connection with the refinancing, we entered into (1) the First Lien Credit Agreement, which provides for the First Lien Term Loans in an aggregate principal amount of $3,380 million, €1,200 million and £300 million and the Revolving Credit Facility in an aggregate principal amount of $500 million and (2) the Second Lien Credit Agreement, which provided for the Second Lien Term Loans in an initial aggregate principal amount of $2,500 million. The Revolving Credit Facility contains a sublimit for the issuance of certain letters of credit of $175 million.

Borrowings under the Credit Facilities (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to (x) for borrowings denominated in U.S. dollars, the highest of (i) the rate last quoted by the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds rate in effect on such day plus 0.50% and (iii) the sum of (a) the adjusted SOFR (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for a benchmark rate loan of the same tranche with a one-month interest period plus (b) 1.00%, (y) for borrowings denominated in Euros, adjusted EURIBOR (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for such a benchmark rate loan of the same tranche with a one-month interest period, or (2) an adjusted benchmark rate that is subject to, with respect to (w) the Revolving Loans, a 0.00% interest rate floor, (x) the First Lien Term Loans denominated in U.S. dollars, a 0.50% interest rate floor, (y) the First Lien Term Loans denominated in euro, a 0.00% interest rate floor, and (z) the Second Lien Term Loans, a 1.00% interest rate floor.

First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (v) with respect to Revolving Loans (i) that bear interest with respect to a benchmark rate (other than Loans denominated in British pounds sterling), 3.50%, (ii) that bear interest with respect to the base rate, 2.50% and (iii) that are denominated in British pounds sterling, 4.75%, in each case subject to step-downs based on our most recent First Lien Leverage Ratio, (w) with respect to First Lien Term Loans denominated in U.S. dollars, (i) that bear interest with respect to SOFR, 4.00% (plus a credit spread adjustment of 0.10%) and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to two 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00 and 4.25 to 1.00, respectively, (x) with respect to First Lien Term Loans denominated in euro, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00 and (z) (1) with respect to Second Lien Term Loans held by participating lenders under the third amendment to the Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 9.25% during the PIK Period (which may be payable in kind during the PIK Period) and 9.00% after the expiration of the PIK Period and (ii) that bear interest with respect to the base rate, 8.25% during the PIK Period (and payable in kind during the PIK Period) and 8.00% after the expiration of the PIK Period and (2) with respect to Second Lien Term Loans held by lenders that did not participate in the third amendment to Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 8.00% and (ii) that bear interest with respect to the base rate, 7.00%. In addition, the “SOFR” and the “Adjusted EURIBOR Rate” are subject to customary hardwired reference rate replacement provisions.

We used the proceeds of the Credit Facilities to (i) to repay and cancel $1,713.1 million of first lien dollar-denominated term loan B indebtedness of certain subsidiaries of Solera Global Corp.; (ii) to redeem in full the 10.500% senior notes due 2024 in the amount of $2,112.0 million issued by certain subsidiaries of Solera Global Corp.; (iii) to redeem $1,834.2 million of Solera Global Corp.’s outstanding preferred equity;(iv) to repay and cancel $895.6 million of first lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (v) to repay and cancel $180.3 million of second-lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (vi) to repay and cancel $116.6 million of first-lien term loan B indebtedness of DealerSocket; (vii) to repay outstanding indebtedness of $200.6 million, drawn in May 2021 for the purpose of completing an acquisition, under the existing revolving credit facility of certain subsidiaries of Solera Global Corp.; and (vii) to repay and cancel €613.1 million of first lien euro-denominated term loan B indebtedness of certain subsidiaries of Solera Global Corp. We used the net proceeds of the Spireon Borrowings, together with cash on hand, to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and Spireon Borrowings.

Redeemable Noncontrolling Interest

As of March 31, 2024, we had $142.9 million of redeemable noncontrolling interest that provide certain holders with the right to require us to redeem such noncontrolling interest at the then fair market value. We can be required to redeem, at the then fair market value, $22.3 million of such redeemable noncontrolling interest at any time at the option of the minority equity holders. We can be required to redeem the remaining $120.6 million of such redeemable noncontrolling interest only upon the termination of commercial agreements between the minority equity holders and one of our subsidiaries. We do not have any indication that the exercise of the redemption rights is probable within the next 12 months. Further, we do not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. For further discussion on the redeemable noncontrolling interest, refer to Note 7 “Mezzanine Equity—Redeemable Noncontrolling Interest” to the accompanying financial statements.

Contractual Commitments

We have contractual obligations under software license agreements and other purchase commitments which we expect to pay from cash generated from our normal business operations. Future minimum contractual commitments at March 31, 2024 are as follows (in thousands):

2025	$51,266
2026	6,992
Thereafter	6,733

Total	$64,991

Cash Flows

The following table summarizes our primary sources and uses of cash in the periods presented (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	Change
Operating activities	$203,922	$160,286	$43,636
Investing activities	(102,902)	(179,948)	77,046
Financing activities	$(151,243)	$(95,451)	$(55,792)

	Fiscal Years Ended March 31,
	2023	2022	Change
Operating activities	$160,286	$208,201	$(47,915)
Investing activities	(179,948)	(681,472)	501,524
Financing activities	$(95,451)	$415,295	$(510,746)

Operating activities. The $43.6 million increase in cash provided by operating activities during the 2024 fiscal year is primarily attributable to an increase in non-cash add backs of $138.0 million, including the addition of $194.5 million in PIK interest related to the May 31, 2023 amendment to the Second Lien Credit Agreement and an increase in deferred income tax expense of $41.9 million offset by a $105.7 million increase in net loss. The $47.9 million decrease in cash provided by operating activities during the 2023 fiscal year was primarily attributable to $102.8 million increase in net loss, a decrease in non-cash add backs of $125.0 million, including $5.0 million of non-cash foreign currency losses, and the absence of a $111.4 million loss on the extinguishment of debt. Key non-cash items for the 2023 fiscal year include depreciation and amortization of $437.8 million, unrealized loss on fair value of derivatives of $82.6 million, and asset impairment charges $11.7 million.

Investing activities. Cash used in investing activities during the 2024 fiscal year decreased $77.0 million, which was primarily attributable to the absence of originations of held-to-maturity loans in our auto finance business in the period. The $501.5 million decrease in cash used in investing activities during the 2023 fiscal year was primarily attributable to the absence of significant business acquisitions in the period.

Financing activities. Cash used in financing activities during the 2024 fiscal year increased $55.8 million largely as a result of a decrease in proceeds from and paying down the outstanding balance on the revolver, which was offset by a decrease in payments of accrued purchase consideration in the period. The $510.7 million decrease in cash provided by financing activities during the 2023 fiscal year was largely as a result of the absence of proceeds from debt issuance.

Free Cash Flow

Free Cash Flow was $93.5 million in the 2024 fiscal year compared to $25.3 million in the 2023 fiscal year. The increase in Free Cash Flow was primarily driven by an increase in cash flows from operating activities.

Free Cash Flow was $25.3 million in the 2023 fiscal year compared to $94.7 million in the 2022 fiscal year. The decrease in Free Cash Flow was primarily driven by a decrease in cash flows from operating activities and increase in acquisitions and capitalization of intangible assets. This was partially offset by a decrease in capital expenditures.

Impact of Inflation

We do not believe inflation has had a direct material effect on our financial condition or results of operations in recent years. Inflation impacts all our operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our pricing flexibility. In addition, macroeconomic conditions, including those conditions related to inflation (i) have resulted in, and may continue to result in higher interest rates and capital costs, increased costs of labor and other similar effects and (ii) could make additional price increases imprudent. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed without any resulting change to purchasing patterns. In addition, there can be no assurance that we will generate sales growth in an amount sufficient to offset inflationary or other cost pressures. Accordingly, there can be no assurance that our financial condition and results of operations will not be materially impacted by inflation in the future.

Off-Balance Sheet Arrangements and Related Party Transactions

As of March 31, 2024, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

See Note 18 “Related Party Transactions,” to the accompanying consolidated financial statements for detail of related party transactions for the 2024, 2023, and 2022 fiscal years, respectively.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in our consolidated financial statements. On an ongoing basis, we evaluate estimates. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to the audited consolidated financial statements.

We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about highly complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

The accounting policies and financial reporting areas that most frequently require us to make assumptions, judgments, and estimates, and therefore are critical to understanding our results of operations, are:

•	Revenue recognition;

•	Business acquisitions; and

•	Income taxes.

Revenue Recognition

Our contracts with customers that include a single performance obligation typically do not require any significant judgments in determining when and how much revenue should be recognized. However, contracts with customers that include promises to transfer multiple products and services to a customer may require significant judgment in determining whether services or products are considered distinct performance obligations that should be accounted for separately versus together. If a contract is determined to contain multiple distinct performance obligations, significant judgment may also be required in allocating the transaction price based on the estimated standalone selling price of each distinct performance obligation.

We have concluded that on-premise IP based features of our SaaS licenses are generally not distinct from the obligation to provide SaaS offerings throughout the contract term. This is due to the features having limited functionality, limited only to data capture and data cache if not bundled with SaaS, while the SaaS performs all critical processes. As such, the promises for on-premises IP based features and SaaS represent inputs to a single, combined performance obligation. Further, IP based on-premises features and SaaS are highly interdependent and interrelated such that they significantly affect each other therefore, we concluded the IP based on-premises features and SaaS represents a single performance obligation to the customer, with revenue recognized over-time in line with the pattern of transfer to the customer.

Business Acquisitions

Accounting for business acquisitions requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed and pre-acquisition contingencies. In a business combination, we allocate the purchase price to the acquired business’ identifiable assets and liabilities at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

The assets acquired and liabilities assumed in our business combinations consist of acquired working capital and finite-lived and indefinite-lived intangible assets. The carrying value of acquired working capital approximates its fair value, given the short-term nature of these assets and liabilities. We estimate the fair value of finite-lived and indefinite-lived intangible assets acquired using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by such assets and the risk associated with achieving such cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the discretely forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible assets, which include revenue, operating expenses and taxes. Our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Income Taxes

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering all available evidence such as historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax strategies. When we determine that it is not more likely than not that we will realize all or part of our deferred tax assets, an adjustment is charged to earnings in the period when such determination is made. Likewise, if we later determine that it is more likely than not that all or a part of our deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

We make certain estimates and judgments about the application of tax laws, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.

In 2021, the Organization for Economic Cooperation and Development (OECD) released Pillar Two Global Anti-Base Erosion model rules, designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. The OECD continues to release guidance and countries are implementing legislation to adopt the rules, some of which are effective on January 1, 2024. The U.S. has not yet enacted legislation implementing Pillar Two. We are continuing to evaluate the Pillar Two rules and their potential impact on future periods, but we do not expect the rules to have a material impact on our effective tax rate.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We conduct our operations in many countries around the world. As a result, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter either a purchase or sale transaction using a currency other than the local functional currency. With respect to currency translation risk, the financial condition and results of operations are measured and recorded in the relevant local functional currency and then translated into U.S. dollars for inclusion in our consolidated financial statements.

Exchange rates between most of the major foreign currencies used to transact business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other foreign currencies. For more information relating to the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of the 2022 fiscal year see table set forth in section entitled “Factors Affecting Comparability of Our Operating Results— Foreign Currency.”

During the 2024 fiscal year, as compared to the 2023 fiscal year, the U.S. dollar weakened versus the Euro by 4.1% and weakened versus the Pound Sterling by 4.2%, respectively, which on a net basis increased revenues and expenses for the 2024 fiscal year. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact businesses would have resulted in a decrease or increase, as the case may be, to our combined revenues of $48.8 million and $45.1 million during the 2024 and 2023 fiscal years, respectively.

During the 2023 fiscal year, as compared to the 2022 fiscal year, the U.S. dollar strengthened versus the Euro by 10.4% and strengthened versus the Pound Sterling by 11.7%, respectively, which on a net basis decreased revenues and expenses for the 2023 fiscal year. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact businesses would have resulted in a decrease or increase, as the case may be, to our combined revenues of $45.1 million and $46.0 million during the 2023 and 2022 fiscal years, respectively.

The following is a summary of our outstanding derivative financial instruments as of March 31, 2024 that are relevant to the exposure to foreign currency risk:

•

On September 27, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 9.338%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $269.2 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

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On September 27, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.46%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $385.4 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

Interest Rate Risk

Our outstanding long-term debt as of March 31, 2024, all of which is variable rate indebtedness, consists primarily of the following:

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First lien credit facilities that consist of term loans comprised of three tranches; the first denominated in U.S. Dollars an in an initial aggregate principal amount of $3,380.0 million, the second denominated in British Pounds Sterling in an initial aggregate principal amount of £300.0 million, and the third denominated in Euro in an initial aggregate principal amount of €1,200 million. The U.S. Dollar denominated term loan bears interest at a rate equal to the applicable SOFR rate (plus a credit spread adjustment of 0.10%) plus an applicable margin of 4.0% per annum with a minimum SOFR rate of 0.50%; the British Pounds Sterling denominated term loan bears interest at a rate equal to SONIA plus an applicable margin of 5.25% with a minimum SONIA rate of 0%; the Euro denominated term loan bears interest at a rate equal to Euribor plus an applicable margin of 4.0% with a minimum Euribor rate of 0%. We added an additional principal amount of $300 million to the first lien credit facility in March 2022 in connection with the Spireon Acquisition. Additionally, Solera has a revolving credit facility with total commitments of $500 million. Of this commitment, we are utilizing $356 million for outstanding loans with an average interest rate of 8.29%

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A second lien credit facility that consists of term loans denominated in U.S. Dollars in an initial aggregate principal amount of $2,500 million. The 2L term loans bear interest at a rate equal to the applicable SOFR rate (plus a credit spread adjustment of 0.10%) plus an applicable margin of 9.0% with a minimum SOFR rate of 1.0%.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are exposed to interest rate risk from changes in variable interest rates applicable to certain borrowings under our Credit Facilities. As of March 31, 2024, we had $8.4 billion of indebtedness, all of which were subject to variable interest rates. A hypothetical 100 basis point increase or decrease in our interest rates would have resulted in a decrease or increase, as the case may be, to our consolidated interest expense of $84.0 million. Therefore, the current interest rate environment has resulted, and may continue to result in, increasing debt service obligations even if our amounts borrowed remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, has, and may continue to, correspondingly decrease.

Our senior secured credit facilities were amended to reflect SOFR as the replacement for LIBOR for U.S. dollar loans.

BUSINESS

Unless otherwise stated or the context otherwise requires, references in this section to “we”, “us”, “our”, “Solera” or “the Company” refer collectively to Solera Corp. on a consolidated basis. Historical financial information relating to the period ended, or as of March 31, 2022, does not reflect the financial performance of Omnitracs and Spireon prior to the dates of acquisition on June 4, 2021 and March 1, 2022, respectively.

Our Mission

Revolutionizing the vehicle lifecycle ecosystem through AI-powered data and software.

Overview

We are the leading global provider of SaaS solutions to the vehicle lifecycle ecosystem, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through decades of solving mission-critical business challenges facing our over 280,000 customers that operate in more than 120 countries across six continents. We believe we are the premier platform in automotive vertical software. Our AI-powered software, proprietary datasets, and powerful innovation engine deliver intelligent solutions to our clients. We provide solutions through four comprehensive SaaS platforms: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions. Our platforms help automate business-critical workflows related to claims processing, vehicle diagnostics and parts management, dealer management, and commercial fleet management.

The automotive industry, dating back over 150 years, is as large and complex as ever. Stakeholders in the ecosystem – including P&C insurers, repair facilities, original equipment manufacturers (OEMs), parts suppliers, dealerships, and fleet operators – face meaningful and persistent challenges that increasingly make it difficult to operate efficiently and profitably. These businesses historically relied on multiple disparate point solutions that were internally developed or provided by various vendors. The complexity and inefficiency of managing these systems while conducting day-to-day operations can adversely impact the profitability of our customers and result in a worse end user experience. As vehicles become more complex and digitized, the cost of repairs continues to rise and repair shops continue to be short of qualified technicians. Stakeholders desire simpler, more focused, and integrated end-to-end solutions.

Our central position within the vehicle ecosystem enables us to continuously evolve our software offering to address inefficiencies in the market. We have leveraged our expertise and significant resources to build integrated platform solutions that provide intelligence and support for our customers across the entire vehicle lifecycle. This includes everything from purchase to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation to resale. Our solutions streamline and digitize mission-critical processes, which we believe can help improve business outcomes, increase sales, and enhance the user experience for our customers’ clients and end users. This differentiation also helps us capture a greater share of economic value and grow our business around the world.

Customers across the vehicle ecosystem choose Solera to maximize data intelligence and productivity, to enhance end user experience and to realize financial efficiencies. For example, P&C insurers use our software to estimate vehicle damage, repair costs, and salvage value as well as to enable the processing of claims more accurately and efficiently. Dealerships use our platform for e-Titling, fixed operations, and our dealer management solutions to manage inventory, improve end user experience, optimize customer acquisition, and increase sales more efficiently. Repair facilities use our solutions to rapidly diagnose and repair mechanical problems, enabling meaningful improvements in capacity utilization and customer retention, which in turn can help improve profitability. Fleet operators leverage our products to access real-time data to track vehicles, improve driver safety, optimize routes for more efficient delivery and to maintain compliance.

Our AI, proprietary data, and analytics capabilities underpin all that we do for our customers. Our AI-enabled and AI-powered solutions use proprietary and internally developed data and algorithm technology, of which some components are patented or patent pending. Our long operating history, large customer base and comprehensive platforms enable us to generate a vast amount of industry data to feed and refine our innovation engine and create what we believe is a substantial competitive moat for our business. We combine our technology capabilities with our deep understanding of the vehicle ecosystem to develop proprietary integrated platforms. These platforms enable us to deliver end-to-end solutions tailored to address the key challenges faced by P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. Our comprehensive solution comprises four AI-powered end-to-end platforms – Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions.

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Vehicle Claims. AI-enabled claims management and processing solutions for automating traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

●	Vehicle Repair. A suite of digital applications providing OEM technical and diagnostic data, parts information, and experience-based repair solutions, combined with an advanced shop management system.

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Vehicle Solutions. Software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers, managing inventory and service operations, and reselling used vehicles and parts.

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Fleet Solutions. A comprehensive suite of video safety and driver monitoring solutions, telematics and IoT solutions, routing and navigation tools, and transportation intelligence for drivers and fleet managers in the U.S.

Our business model is designed to encourage deep integration of our business critical software into our customers’ internal systems and is characterized by highly recurring and visible revenues. For our 2024 fiscal year, 90% of our total revenues were recurring. We believe our business model creates powerful network effects whereby growth in our customer base increases the scale and quality of our data sets, which in turn improves the quality of our innovation and analytics, fueling our ability to address our customers’ needs. Over our five decade history, we have built a data moat that enables us to provide the most effective and broadest set of solutions to our customers. Our business model is explicitly designed to integrate with the full range of customers operating in various points of a vehicle’s lifecycle.

Our strong customer relationships are a key driver of our success. We believe these relationships are a result of our ability to develop innovative solutions that incorporate our deep domain expertise into products that serve mission-critical functions in our customers’ day-to-day operations. We have deep, long standing relationships with leading industry players. As of November 2023, we had over 280,000 customers in more than 120 countries across six continents, including leading P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. This includes the top 20 global primary property and casualty insurance carriers served by our Vehicle Claims platform, over 130,000 repair shops served by our Vehicle Repair platform, 9 of the top 10 U.S. dealership groups served by our Vehicle Solutions platform, and 5 of the 10 largest consumer goods companies served by our Fleet Solutions platform. Our average tenure with our top 50 largest customers by revenue is more than 15 years, with our long-standing partners having been with us for over 20 years.

Our success in building our customer base globally and expanding relationships with our existing customers has allowed us to achieve significant scale and operating profits. In our 2024 fiscal year, we generated revenue of $2.4 billion, operating income of $591.7 million, operating cash flow of $203.9 million, a net loss of $486.3 million, Adjusted EBITDA of $1.0 billion and Free Cash Flow of $93.5 million. In our 2023 fiscal year, we generated revenue of $2.4 billion, operating income of $357.7 million, operating cash flow of $160.3 million, a net loss of $380.6 million, Adjusted EBITDA of $932.2 million and Free Cash Flow of $25.3 million. In our 2022 fiscal year, we generated revenue of $2.2 billion, operating income of $226.9 million, operating cash flow of $208.2 million, a net loss of $277.8 million, Adjusted EBITDA of $951.5 million and Free Cash Flow of $94.7 million. For additional information regarding our segment revenues and non-GAAP financial measures, including a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items to the most closely comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures.”

Industry Background

The vehicle ecosystem is large, complex, and critical to the global economy. According to the Alliance for Automotive Innovation, this industry drives more than $1 trillion into the U.S. economy each year, representing 4.9% of GDP. We define the vehicle ecosystem as stakeholders that touch the vehicle during its lifecycle. This includes various businesses such as OEMs, dealerships, P&C insurers, mechanical repair facilities, parts suppliers, collision repair shops, and fleet operators. These businesses face complicated challenges that make it difficult to operate efficiently. We believe the industry needs more comprehensive solutions to digitize workflows and optimize business outcomes.

Challenges faced by industry players include:

Growing demand for vehicle maintenance due to the increasing age of vehicles in operation, rising frequency of auto accidents and increasing complexity of automobiles. In May 2023, S&P Global reported that the average age of vehicles in operation increased to 12.5 years and estimated that the vehicles in the six-to fourteen-year-old range will grow by 10 million units by 2028. Vehicles older than six years will account for 74% of the vehicles in operation by 2028. Higher interest rates have led to higher financing costs for new vehicles, making it more likely that consumers extend the life of their existing vehicles. Additionally, distracted driving and accidents have resulted in higher levels of property damage, medical costs, collision-related legal expenses and repairs. The growing complexity of vehicles and in-car technology is contributing to an increase in distracted driving incidents. Vehicles are more challenging to build, assess, and repair due to new technologies, such as advanced driver assistance systems and autonomous driving, as well as electrification, alternative fuel technology and high-tech sensors.

Heightened demand for efficiency and safety in the transportation and distribution industries. With the continued rapid growth of e-commerce, fleet managers are under pressure to minimize shipping costs and reduce delivery times, while adhering to the International Fuel Tax Agreement and FMCSA regulations, and prioritizing driver safety. Our integrated fleet management and video safety solutions help fleet managers meet these legislative and operational mandates by mitigating risky driving behavior through real-time monitoring, route optimization and compliance-related reporting automation.

Lack of digitization to date across the vehicle ecosystem. Lagging digitization has led to time consuming processes and fragmented solutions. This has created significant demand for a comprehensive set of digital solutions to manage customer journeys more effectively. As consumers increasingly expect seamless experiences, and insurers, dealerships, repair shops and fleet operators expect focused management tools, there exists a compelling opportunity for the industry to accelerate digital transformation and connect previously disparate solutions.

Technological changes are expediting the automation of the vehicle ecosystem and creating opportunities for Solera to provide prescient solutions for industry players, such as:

Widespread and rapid adoption of digital tools. The adoption of digital tools has increased significantly across the vehicle ecosystem in recent years. According to J.D. Power, 84% of automotive insurance customers who filed claims have used digital tools at some point during their claims process, and customer satisfaction is highest among companies that use digital tools. Digitalizing insurance claims processing can result in significant cost savings, improved repair cycle time, and increased agility for insurers. The cost of digitized claims processing software and services generally represents a small portion of automobile insurance companies’ claims costs.

Proliferation of mobile devices and advancements in mobile technology. The widespread use of mobile devices, coupled with continuous advancements in mobile technology, has been a critical driver of industry innovation to date. Continual improvement in device capabilities, including higher megapixel cameras and increased computing power, has enabled the fundamental technology and self-service model that we offer to customers today.

Advancements in AI. AI has become more accurate, while advancements in edge and cloud computing capabilities have made AI faster and more scalable. Meanwhile, cameras and other sensor technology have experienced rapid innovation, facilitating higher quality data capture at a lower cost. Today’s AI can quickly interpret and process large quantities of images and sensor data and use that information to automate workflows. For example, claims consumers historically have gone through intensive processes in response to auto accidents, whereas today consumers can automate much of the claims process through their mobile device.

Development of cloud-native applications. The development of cloud-native applications has made software more scalable, empowering businesses that deploy cloud-native applications to dynamically adjust resources in response to demand without incurring substantial fixed costs. Cloud-native applications allow new solutions to be readily deployed, tested, and scaled according to the evolving needs of businesses and consumers, while facing fewer constraints associated with traditional infrastructure.

Given our role at the center of this ecosystem, we believe we are uniquely positioned to take advantage of these trends. Disparate point solutions do not have the scale, breadth and depth of data to build a compelling end-to-end platform to meet customer needs and expectations in our rapidly evolving industry.

Our Global Market Opportunity

We provide end-to-end SaaS solutions to the vehicle ecosystem. Together, our end markets represent a large, underpenetrated total addressable market estimated at $164 billion for 2024 and expected to reach $287 billion in 2028, growing at a compound annual growth rate of 15% from 2023. This reflects the total addressable market of each of our platforms expected in 2024, including Vehicle Claims of $21 billion, Vehicle Repair of $3 billion, Vehicle Solutions of $44 billion, and Fleet Solutions of $96 billion, according to Frost & Sullivan, 2024.

Our Differentiated Approach

Our approach to expanding our market leadership and driving further adoption of our platform is underpinned by the following guiding principles:

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AI-Enabled Solutions. Our technology platform and data are at the core of everything we do. Our solutions use the latest in AI- and cloud-based technologies to improve accuracy of outcomes, increase automation, and reduce friction. Using advanced data engineering and robotic process automation, we have built AI-enabled technologies to collect data across hundreds of sources and transform the data into reusable assets. We use these data assets to create cutting edge innovations and solutions and also to develop advanced predictive analytics.

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Automotive Industry Data Leadership. We have accumulated and developed proprietary data over the past five decades creating what we believe is a leading independent market benchmark for vehicle lifecycle and fleet management solutions around the world. Our position at the center of the vehicle ecosystem provides us with a distinct perspective given our data assets. We have unique visibility across the multitude of touchpoints that occur during the lifecycle of a vehicle, which enables us to provide more intelligent insights. Our solutions have created and utilize over five petabytes of vehicle and fleet data. Our data set includes: tens of millions of vehicle identification validations; repair and estimation data covering 96% and 99% of total vehicles in operation in North America and the European Union, respectively; data from over 400 million repair claims; over 50 million monitored routes; and over 25 billion recorded driver miles annually.

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Global Scale. We operate one of the largest and most comprehensive vertical software platforms through our presence in more than 120 countries globally. Our global scale offers many advantages, including optimization of cost across production, delivery and distribution. We serve a variety of customers across sizes with varying price elasticity, as well as geographic markets, including emerging markets, with lower technology penetration.

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End-to-End Solutions. Our comprehensive SaaS platforms consist of leading solutions that are designed to meet the full range of our customers’ needs. Our platforms digitize mission-critical end-to-end workflows, and have the potential to provide enduring competitive advantages and create greater value for our customers. Our platforms are designed to seamlessly integrate with other solutions and parties within the vehicle ecosystem, enabling fluent transaction processes.

Our Comprehensive SaaS Platforms

The Solera SaaS platforms digitize and streamline mission-critical workflows for customers. We offer four AI-powered end-to-end platforms – Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions. Our solutions are deeply embedded in our customers’ systems, allowing for a seamless workflow experience from start to finish. This includes providing up-to-date information from purchase, to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, valuation, to resale.

Our technology and our data sets underpin all of our platforms. We leverage advanced AI, computer vision, and data science across these platforms to improve the accuracy of outcomes, automate workflows, and enable data-driven decision-making. Our long operating history, large diverse customer base and end-to-end platforms enable us to generate a vast amount of industry data to feed our analytics engine and continually increase the value of our platforms. Select examples of our deep and broad data set include, but are not limited to:

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With 40 years of general data experience collected, our database covers over 99% of total registered vehicles in developed markets, as of November 2023. Since 2000, we have accumulated data on nearly 1.4 billion vehicles globally, positioning us as the go-to provider of comprehensive data for insurance carriers;

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With 25 years of technical repair data experience collected, we have amassed comprehensive technical repair information covering over 130,000 repair shops, and we have processed over 350 million online repair claims globally and over 40 million manufacturer vehicle identification validations annually, positioning us as the trusted source of information for repair shops and parts suppliers;

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With 20 years of vehicle solutions data experience collected, we cover driver violation reporting on over 90 million drivers and we facilitate over 212 million communications between vehicle owners and dealerships annually; and

•	With over 10 years of automotive fleet data collected, we monitor over 50 million fleet routes on an annual basis and over 25 billion driver miles with customizable trackers and sensors.

Vehicle Claims

Our Vehicle Claims platform provides fully automated, touchless claims management for the entire vehicle claims management process in the P&C insurance marketplace. Additionally, we also offer solutions for efficient processing of property claims. Our software enables our customers to automate claims processing and helps them lower administrative expenses, reduce repair costs, and improve policy holders’ experience.

Key functions of the vehicle claims platform include capturing first notice of loss, leveraging AI to capture accident-related damage, exchanging claims-related information, creating quick and accurate estimates using our proprietary AI-enabled technology, assessing repair requirements, scheduling repairs, automating vehicle parts orders, and enabling settlement and salvage disposition through a secure electronic auction network. We have processed over 1.5 billion images taken through guided image capture to date, with over 1.5 million new images added per week. This auction network conducted over one million transactions in 2023 and is a leading platform in Europe for the resale of damaged and used vehicles.

For property claims, we utilize what we believe is one of the industry’s largest databases of verified repair costs to deliver accurate cost estimates across all types of structural property claims. Our system enables insurance carriers to direct claims to their network of repairers based on agreed prices, conduct invoice audits, and automatically trigger payments, providing enhanced transparency and efficiency in the claims process.

Vehicle Repair

Our Vehicle Repair platform provides solutions for the service, maintenance and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently and profitably by lowering repair cycles and improving quality. The platform contains integrated assets that combine OEM technical and diagnostic data, parts information, master technician provided intelligence, and salvage management capabilities. This includes over 10.5 million annual service inspections, 358 million parts repaired or replaced each year, and 145 million green parts available. The platform also contains a library of over two million documents and diagrams and includes guided diagnostics validated by professionals and has over three million confirmed fixes.

Repair and Diagnostics

With proprietary data covering real world vehicle issues, we believe that our solutions deliver the most reliable information for experiential-based vehicle service and repair in the world and represent the industry standard. We are also a leading global source of OEM diagnostic and technical data and information for the vehicle service, maintenance and repair industry.

We provide a repair hotline that connects professional automotive technicians across North America live with ASE-certified master mechanics who provide diagnostic services and repair guidance. We supplement hotline data with OEM-authored information and factory manual content, providing a comprehensive solution for vehicle problems of any type.

Vehicle Parts Procurement

Our solutions automate the entire parts procurement process, eliminating redundant or manual tasks for insurers, shops, parts suppliers, and other stakeholders. We provide a web-based solution for sourcing, pricing and purchasing vehicle parts from the optimal source, which covers OEM, second life, aftermarket and surplus parts.

Vehicle Solutions

Our Vehicle Solutions platform digitally enables customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, dealerships, commercial fleets, and insurance carriers. These industry-leading solutions address consumer-facing touchpoints and transactions in the vehicle lifecycle. As of November 2023, our Vehicle Solutions platform facilitated approximately 212 million annual vehicle owner communications.

Dealer Marketing and Customer Relationship Management

We offer on-demand omni-channel dealer marketing and customer relationship management solutions enabling dealerships to manage sales and marketing, inventory, payments, and other back-end systems. Our solutions enable highly automated digital marketing across social media, display, and search. Our solutions also streamline dealership workflows, including customer check-ins, vehicle inspections, mobile text approvals and payments, vehicle registration and titling, and pick-up and delivery.

Dealership Workflow Management Tools

We provide leading dealership management and inventory and lot management systems for dealerships to seamlessly conduct their day-to-day transactions. Our management system includes built-in accounting, sales, parts and service management software. Our inventory management tool enables dealerships to prioritize, price, and conduct market analysis on their inventory. We also offer asset tracking solutions to help dealers and their customers manage and secure their inventory, including our LoJack solution, which has over 1.3 million app downloads and allows dealers to more efficiently audit inventory and recover stolen vehicles.

Vehicle Valuation

We provide integrated solutions for asset identification, valuation, and cost of ownership management for dealers. We also offer extensive databases for the identification of new and used vehicles. We deliver accurate valuation of vehicles, which on average take less than two minutes from open to close, based on sales data by country, indexed by manufacturer, model, and derivative. We also provide total cost of ownership analysis by providing a complete understanding of a vehicle’s overall cost based on service, maintenance and repair costs, as well as depreciation data.

Driver Event Monitoring and Risk Management

Our solutions enable insurance carriers, fleet operators, and governments to identify, quantify, and remediate driving risks. We believe that we provide the most comprehensive violation monitoring coverage in the U.S. As of May 2024, our risk management solutions monitored over 90 million drivers per month, over 2 million fleet drivers per day and over 31 million households per month. Our risk management products also processed over 500 million transactions per month in calendar year 2023.

Digital Identity Creation and Management

Our Digital Identity solutions enable users to create, authenticate, and utilize online digital identities, enabling individuals to conduct communications with businesses and governments in a secure and high-assurance environment. Users can sign contracts, letters and other documents with an electronic signature that is safe and legally binding. Dealerships and repair shop managers rely on our Digidentity solutions to verify identities of their technicians.

Fleet Solutions

Our Fleet Solutions platform provides AI-powered solutions for the trucking industry. With a comprehensive converged platform with over 30 applications, our Fleet Solutions platform helps fleet managers efficiently operate and manage their business. It provides users with real-time data analytics, route-optimization, integrated solutions, telematics, compliance, and safety solutions. Our fleet solutions are powered by data, and our platform analyzes 25 billion recorded miles annually.

Telematics (Fleet Management)

Our solution offers detailed data on vehicle health, driver performance, fuel consumption, and end-to-end, real-time location tracking and monitoring. We provide predictive analytics to proactively manage fleet performance which helps minimize downtime and maximize fleet utilization. Additionally, our tools provide cargo-sensing technology utilizing our 3D digital twin technology, suggest necessary repairs and maintenance, and provide alerts to locate nearby repair facilities.

Route Optimization

Our solution leverages mathematical algorithms and AI leveraging a billion data points derived from decades of real use cases to create optimal vehicle routing. This technology leverages real-time data on traffic, weather conditions, road restrictions, delivery windows, and vehicle capacity to generate the most efficient routes for fleet operators and adjust routes in response to unexpected changes in conditions. These efficiencies can help improve on-time delivery, optimize fleet utilization, and reduce fuel consumption.

Compliance

Our compliance solution enables fleet operators to meet on-going and evolving regulatory requirements. Compliance stipulations require operators to monitor and report on driver hours of service, vehicle maintenance schedules, and to provide related documentation. Our solution also facilitates record-keeping, audits and inspections for operators to meet their compliance needs.

Video-Based Safety

Video-based safety is an AI-driven solution designed to monitor and enhance safety practices for fleet operators. It utilizes edge-computing enabled devices to analyze driver behavior and identify unsafe situations. It can generate alerts triggered by actions such as distracted driving, harsh braking, or unsafe lane departures, providing real-time feedback to drivers and fleet managers. We work with fleet operators to design and implement comprehensive safety programs, leveraging the advanced data and analytics capabilities of our solutions.

Analytics and Reporting

Our analytics and reporting solution captures and analyzes proprietary data from a variety of point solutions within our fleet platform. This data, combined with our advanced data analytics capabilities, enables our customers to derive insights about their business. Data that is available through this solution includes fleet utilization rates, driver-centric data, fuel consumption, route efficiency data, and overall fleet performance evaluation. In addition to a comprehensive view into customers’ fleet operations, it utilizes predictive analytics to help fleet operators make forward-looking decisions based on trends in historical data.

Our Attractive Business Model

Our software is mission-critical with deep integration into our customers’ internal systems and operating workflows. This results in highly recurring revenues. For our 2024 fiscal year, 90% of our total revenues were recurring. Our business benefits from powerful network effects, allowing our customer relationships and our customer base to grow, along with our data assets. As we collect and synthesize more data from our customers’ transactions, we provide deeper insights and analytics. We believe this, in turn, leads to accelerated product development. We also believe we have one of the most comprehensive suites of solutions to address the vehicle lifecycle, we provide a holistic offering. We believe these network effects enable us to expand our customer base and improve our customer retention.

Our unique go-to-market approach enables us to reach a broad set of customers, ranging from global insurers to small, independent operators. We reach customers through a combination of (i) global accounts teams, who are focused on large global organizations with deep rooted strategic engagement, (ii) local in-country field sales teams, who are focused on country specific enterprise customers, and (iii) inside sales teams, who are focused on independent rooftops and small organizations. These sales teams are supported by integrated and highly collaborative account management specialists that drive retention and cross-selling and sales operations teams who help us achieve an effective performance management system.

Benefits of Our Solutions

We empower our customers to succeed in the digital age by providing them with integrated end-to-end platforms that help improve vehicle safety, streamline operations, enable data-driven decisions, enhance customer engagement, and cultivate sustainability. Our comprehensive SaaS platforms provide the following benefits to our customers:

Optimized Workflows. Given the complexity of the vehicle lifecycle, many of our customers spend significant time managing disparate activities and systems in their day-to-day operations. Our integrated SaaS platforms provide our customers with a seamless workflow experience, significantly streamlining their operations and allowing them to spend more time serving their customers, driving sales, and growing their businesses.

Increased profitability. Our solutions offer significant operational efficiencies for our customers, reducing both processing time and operational costs, which help to drive improved profit margins. For example, based on customer feedback, certain insurers using our Vehicle Claims solutions have experienced a nearly 20% reduction in repair cycle time and approximately 5% reduction in processing costs.

Enhanced customer experience. Embedded in our integrated suite of solutions is a comprehensive customer relationship management platform that manages sales and marketing and promotes proactive customer engagement. As an example, our omni-channel dealer marketing and customer relationship management solution enables dealerships to conduct periodic check-ins and effectively communicate with their customers, which promotes customer satisfaction and can drive higher sales.

Increased business performance through intelligent and actionable insights. With the help of our platforms, our customers gain access to actionable intelligence and predictive analytics driven by what we believe to be the world’s largest collection of data across the vehicle lifecycle. For example, the Data Analytics solution in our Vehicle Claims platform transforms decades of raw industry data into powerful insights, which our customers can use to deepen relationships with their clients and help drive increased loyalty and higher sales.

Risk Mitigation. Our SaaS platforms enable our customers to operate more safely. Our Vehicle Claims and Vehicle Repair platforms help customers navigate the immediate aftermath of a vehicle collision and the subsequent repair of the involved vehicles. We help actuate safe repairs in line with OEM, regulatory, and industry best practices. Our Fleet Solutions platform helps fleet operators systematically reduce risky driving behavior and prevent collisions.

Why We Win

Solera’s differentiation is rooted in our integrated platforms, deep and global relationships, proprietary vehicle data, and AI leadership, which allow us to win.

Integrated end-to-end platforms: Our comprehensive SaaS platforms digitize and streamline mission-critical workflows for customers. We offer four AI-powered platforms that can be deeply embedded in our customers’ systems, allowing for a seamless workflow experience from start to finish. This includes everything from purchase, to underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation, to resale. Our platforms offer tailored solutions at each stage of the vehicle lifecycle, in turn providing our customers with access to a holistic solution for their unique needs. The added ability to integrate our platforms with other solutions and parties within our industry enables fluent transaction processes.

Trusted relationships: Our customers view us as a trusted partner. With deep roots in our industry and trusted brands for over five decades, our thought leadership and continued innovation have earned us the confidence of our global customer base and strategic partners. This is evidenced by our relationships with key stakeholders—the top 20 global primary property and casualty insurance carriers in our Vehicle Claims business, over 130,000 repair shops in our Vehicle Repair business, 9 of the top 10 U.S. dealership groups in our Vehicle Solutions business, and the fleets of 5 of the 10 largest consumer goods companies in our Fleet Solutions business. We believe the strength of our global infrastructure and the compliance that underpin our solutions are core differentiators that drive customer trust.

Global scale and reach. Globally, we are a leading provider of AI-powered claims management and a leading provider of vehicle repair solutions. We serve customers in over 120 countries across six continents. In North America, we are one of the largest providers of automotive dealer management and marketing solutions and one of the largest providers of video safety software solutions for commercial fleet operators. We believe our leadership position enables us to further expand in existing markets and provides significant advantages to launch new products at global scale. As we add new solutions to our comprehensive offering, the incremental costs of tailoring our solution to each new geography is low given our highly scalable technology, significant operating efficiencies, and first-hand knowledge of our customers’ needs at a local market level.

Platform breadth. Our business model is highly diversified by geographic market, by customer type, and by solutions and services offered. We have over 280,000 customers across more than 20 products across North America, Europe, South America, Asia, Australia and Africa as of November 2023. Our customers include P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators, with no single customer representing more than 3% of our total revenue for our 2024 fiscal year. We can serve customers operating across multiple geographies with an integrated solution that enables them to access our platforms for claims, repair, valuation, customer engagement, and more. We believe the breadth of our offerings enables us to further penetrate our existing customer base, acquire new customers, capture a greater share of economic value, and grow our business aggressively around the world.

Vast data footprint with deep AI capabilities. We are differentiated by the breadth of our proprietary and continuously growing data sets and our application of AI across our products and services. We have decades of experience transforming industry data across billions of transactions into actionable intelligence.

Our proprietary data span customer acquisition and retention; vehicle and property claims; total loss; driver underwriting and monitoring; vehicle validation and valuation; repair estimation; service and maintenance; OEMs, aftermarket and salvage parts; and additional vehicle, driver and fleet related processes and information. Our deep data asset enables us to implement robust AI applications into our solutions. We have invested considerable resources and time to develop our data capabilities and adapt these capabilities for use in local markets around the world, which we believe represent significant barriers to entry to competitors.

Powerful Connectivity of Solutions. We benefit from network effects that compound as we expand our business globally. As our customers recognize the key benefits of our solutions, we believe they will choose to use our platforms for multiple solutions and more frequently collaborate with us as a strategic partner. Our data asset insights continue to improve as our relationships and customer base grow. As we collect and synthesize more data from our customers’ transactions, we provide deeper insights. Through the application of AI, we accelerate new product development.

We believe these network effects enable us to identify unique customer pain points across the vehicle lifecycle and accelerate the testing and rollout of new products to market, thereby increasing both the number of customers and our customer retention.

Our Growth Strategies

We intend to further strengthen our position as a leading provider of technology solutions for vehicle management needs globally. We believe our leading position today enables us to continue capturing market share and growth within our core markets. Furthermore, we believe we are well-positioned to capture growth from greenfield opportunities. Key focus areas of our growth strategy include:

Continuously developing innovative solutions. We believe our combination of efficient product development, extensive and ever-growing data assets, and a culture of innovation position us to introduce new solutions and refine existing solutions. We aim to extend our market leadership by continuously bringing new products to market. For example, our AI-enabled flagship solution Qapter enables fully-automated processing of automotive claims and builds on our existing strength within the vehicle claims market. We deployed Qapter to 42 countries in less than 12 months, and it is currently deployed in 53 countries.

Expanding sales within our existing customer base. We have a proven track record of providing greater value to our existing customers, thereby expanding the scope and depth of our relationships. We believe that as our customers look to further digitize their operational workflows, they leverage additional solutions available on our platforms.

We continue to focus on growing revenue by (i) upselling existing products and (ii) introducing new products to existing customers. For example, between 2014 and 2023, we grew revenue from operations in Australia by approximately 8.7 times. During the same period, we expanded our product offerings in Australia from solely claims estimation to parts, vehicle repair and property claims product offerings.

Winning new customers. As a result of our global reach and the breadth and depth of our SaaS offerings, we have expanded our customer base to over 280,000 as of November 2023. We believe there is substantial opportunity to continue to expand our customer base. We plan to continually invest in our sales and marketing to promote brand awareness, introduce new innovations, and leverage the strength of our established platforms to acquire new customers.

Expanding to new markets. We have a proven ability to expand into new geographic markets and introduce new products into markets where we have an existing footprint. Our global footprint currently extends to over 120 countries and we intend to grow each of our markets, expanding into new geographies and adjacencies with our comprehensive product portfolio. As discussed above, it took us less than 12 months to deploy our innovative AI-enabled flagship Qapter solution in 42 countries, a testament to our ability to efficiently scale new solutions. Our large geographic footprint also allows us to test new solutions in specific markets before launching on a larger scale. We integrated our video-based AutoData Training solution as an add-on to our AutoData product in Australia and New Zealand, where it garnered nearly 99% adoption by existing AutoData customers since September 2022. As a result, we subsequently rolled out this add-on in key European markets, where it achieved 64% adoption within 12 months.

Opportunistically pursuing strategic and synergistic acquisitions. With over 50 completed acquisitions and over $8 billion of capital deployed on acquisitions since 2006, we have a long and successful track record of acquiring businesses to drive expansion and bolster our technology and solution set. Given the fragmented nature of our industry and ongoing need for innovation, we believe that we are the natural acquirer of choice across highly fragmented markets and are well-positioned to execute upon our deep pipeline of potential targets to capture additional growth and market share globally.

Our Customers

Our business model is explicitly designed and engineered to integrate with diverse and unique customers in the automotive industry. This is a point of differentiation for us as we can serve customers regardless of size, profile, or geographic market.

As of November 2023, we had over 280,000 customers in more than 120 countries across six continents, including P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. For our 2024 fiscal year, our top five largest customers by revenue accounted for approximately 3%, 2%, 2%, 2% and 1%, respectively, of our total revenue. A few highlights of our global customer base include:

•	Over 1,000 insurance company customers, including the top 20 global primary property and casualty insurance carriers, as of November 2023;

•	Over 200 OEMs globally, as of November 2023;

•	Over 330,000 vehicle technicians, as of November 2023;

•	Over 8,600 parts suppliers, as of May 2024;

•	Over 25,000 dealership locations through our suite of dealer focused solutions, including nine of the top ten dealership groups in the U.S., as of September 2023; and

•	Over 200 unique consumer goods customers, including 5 of the top 10 largest consumer goods companies, as of November 2023.

Our average tenure with our top 50 largest customers by revenue is more than 15 years, and with our top 10 largest customers by revenue is more than 20 years. This includes some customer relationships that are multiple decades long.

Our Solutions

Our global SaaS solutions are designed to help our customers digitize their businesses and create maximum efficiency from unified workflows. These include:

Vehicle Claims

Solution	Description
Claims Management	• AI-enabled claims management solution that automates the full claims lifecycle using customer-specific rules logic • Provides a “one-stop shop” solution for over 1,000 insurers

Total Loss Valuation	• Real-time valuation solution for vehicles sold in the U.S. and Canada • Completes 95% of valuations same-day and produces settlement fee reports for all 50 states

Vehicle History

•  Vehicle history solution that aggregates vehicle incident and repair data from multiple sources into a single API endpoint based on a unique VIN

•  Provides detailed history for more than 99% of UK vehicles in operation

Solution	Description
Data Analytics

•  Global suite of subscription services utilizing our industry expertise, core solution, and exclusive and consistent data assets

•  Facilitates powerful data analytics for insurance companies, manufacturers, and leasing and fleet companies

Property Claims

•  End-to-end property claims management solution that combines dispatch, cost estimation, settlement, repair management, and pricing compliance/cost auditing

•  Enable carriers, assessors, repairers, brokers, claimants to collaborate on the full lifecycle of a property claim and reduce claims expenses

Vehicle Repair

Solution	Description
Technical Repair and Diagnostics

•  Proprietary web-and API-based data solution, tech-enabled hotline service, and experience-based and OEM-sourced repair content

•  Allows automotive technicians to diagnose even the most complex issues faster across more than 100 countries

•  Our new video-based training solution has nearly 99% adoption in Australia and is currently being rolled out across key European markets

Global Parts Sourcing

•  Dedicated real-time end-to-end parts ordering and procurement solution with a strong installed base

•  Provides parts buyers with access to multiple supplier channels, including for OEM and aftermarket alternative parts

Technician Community and Targeted Marketing Platform

•  Online community of over 80,000 technician members

•  Enables members to diagnose and fix complex vehicle issues, as well as provide and receive insights on industry trends and job searches

•  Sponsors can advertise their products and offer exclusive promotions to the community

Vehicle Solutions

Solution	Description
Vehicle Valuation and Identification

•  Integrated solution that empowers retail users and fleet managers to accurately identify vehicles by vehicle identification number, vehicle registration mark, or dynamic search

•  Creates real-time valuations, producing over 110 million valuations per year

•  Leverages historical data to complete over 24 million vehicle history checks per year

•  Facilitates total cost of ownership calculations and manages risk with a range of asset checking services

Underwriting and Driver Monitoring

•  Solution monitors more than 90 million policy drivers per month

•  Utilizes comprehensive, proprietary driver risk databases to help insurance carriers, commercial fleets, and governments identify, quantify, and remediate driving risks in their businesses

•  Improves underwriting returns on risky drivers

•  Reduces state motor vehicle record expenses by eliminating the need of an insurer to purchase motor vehicle records on drivers with no violations

Dealership Marketing Solutions

•  Automated omni-channel retention marketing solution for dealers, backed by 25 years of experience, that anticipates the needs of motorists based on predictive analytics

•  Distributes more than 212 million communications annually across email, mail, and social media

Dealership ERP Software Solutions

•  Robust dealer management system and customer relationship management solution with add-on software capabilities within inventory, digital, and other channels

•  Provides over 25,000 dealerships and over 950,000 total users with a highly modular and connected full-suite of software solutions powered by data-driven analysis and AI and machine learning technology

Solution	Description
Lot Management and Consumer Connected Car

•  Dealer lot management and connected-car solution for single and multi-location franchise dealer group

•  Leverages data to help dealers improve operational efficiency, grow profitability, and increase the lifetime value of their customers

•  LoJack solution helps dealers manage their inventory, streamline inventory audits, recover stolen vehicles, and offer a leading car protection technology to its customers

Dealer Finance Tracking Recovery	• Dealer finance vehicle tracking and recovery solution • Enables used car dealers and lenders to grow their businesses and help reduce loan defaults, manage risk and facilitate asset recovery

Fleet Solutions

Solution	Description
Fleet Management

•  Consolidated video safety, telematics, and routing solution that processes nearly 400 million daily data transactions

•  Empowers management of all fleet needs, such as compliance, productivity, routing, safety and data/analytics

Risk Management

•  Smartphone-based driver safety solution that uses telematics to gauge operator behavior in real time

•  Generates risk scores to benchmark drivers against peers, and offers online and intuitive safe-driving programs

Service, Maintenance, and Repair Lifecycle Support

•  Holistic digital product suite that facilitates the identification of service, maintenance and repair jobs at the vehicle level to enable invoicing and parts ordering for the workshop

•  Powers significant efficiency and upsell opportunities for the OEM service organization

Asset Management

•  Leverages proprietary IoT devices, intuitive software and unique OEM partnerships to provide a customized and integrated asset tracking solution

•  Designed to serve small, medium and large enterprises

Our Technology

Technology leadership is the cornerstone of our growth strategy. We have an industry-leading team of approximately 7,500 professionals located in over 45 countries.

Our investment in technology is used to build upon our industry leading AI and ML technologies, and ability to attract and retain leading technology talent. For example, we have approximately 2,000 engineering professionals dedicated to developing and enhancing our big data and AI capabilities.

Highlights of our technology platforms include:

Modern infrastructure. Leveraging a modern, hybrid-cloud infrastructure operating on more than 100,000 cores and 30 petabytes of flash-based storage, our back-end infrastructure is reliable and scales in a cost-efficient manner. Our implementation methodology enables us to aggregate, transform, and analyze our rich data landscape globally and innovate at a higher velocity. Our data center design principles include a fully resilient spine and leaf network design. Our data centers provide services via low latency internet access lanes. We use a three-tiered storage architecture to maximize throughput and multi-provider low-latency blended internet service to guarantee performance and we secure all this data using industry leading tools. From continuous external monitoring to a perimeter secured with self-learning autonomous appliances and intelligent host-based agents, we have invested heavily to ensure the security and reliability of our solutions. Our long-term customer relationships are able to help our data sets grow more valuable over time.

Using AI and ML, we can gain deeper insights and accelerate new product development, helping us deliver better service. It’s a continuous cycle that we believe allows us to solve the issues our customers are facing today, while helping us to anticipate and proactively address the challenges they’re likely to face tomorrow.

Data engineering. With over 1.4 billion vehicles in operation generating over 25 billion database transactions and customer interactions with our software each day, we have built what we believe to be the world’s largest collection of vehicle lifecycle and fleet management data. This data includes transaction level detail of various touch points within the vehicle lifecycle. We collect information such as sale and purchase of used and new vehicles, repair estimates associated with vehicle claims, OEM and aftermarket parts, mechanical repair diagnostic methods, route planning, route execution, and driver behavior. We have developed proprietary techniques and processes to convert raw data from a variety of sources into usable intelligent data pools. We leverage a wide variety of methods ranging from deploying trained data engineers to the use of robotic process automation.

Application of advanced technology. We couple our proprietary datasets with advanced AI and ML technologies to create our SaaS-based solutions. Our modern infrastructure and software architecture allow us to implement these solutions globally in an efficient manner, reducing cost and deployment time.

Technology management processes. We ensure reliability of our data and services by a disciplined change management process, coupled with sophisticated toolsets. Our performance standards are maintained through our Network Operations Center, which actively monitors Solera’s global footprint. Additionally, with our standardized incident management and root cause analysis, we provide reliable and repeatable service delivery.

Data privacy standards. We strive to store and process data in accordance with applicable regulations, while striving to maintain physical, electronic, and procedural safeguards. We seek to employ a state-of-the-art multilayered data security model, designed to continuously monitor against unauthorized access to systems including toolsets deployed externally, at the perimeter and internally. We also seek to enforce physical access controls to our buildings, and we authorize access to personal information only for those employees or agents who require it to fulfill the responsibilities of their jobs.

Sales, Marketing, and Customer Support

Our direct go-to-market strategy is driven by a proven four-pronged approach: (i) global accounts, (ii) field sales; (iii) inside sales; and (iv) account management, which are all supported by our account management and sales operations teams. In addition, we partner with our customers to provide implementation services and customer support throughout the customer journey. We also leverage strategic channel partners and other third-party relationships globally to penetrate new markets quickly and efficiently.

We believe our domain expertise combined with our ability to understand the nuanced pain points of our customers is a strategic advantage and critical to our sales success.

Global Accounts. Our global accounts team focuses on large global organizations with operations in multiple markets. We develop relationships with top customers and partners through deep rooted C-suite level strategic engagement. We create multi-year roadmaps that drive customer return on investment and cross- and up-sell opportunities.

Field Sales. Our local, in-country field sales teams focus on country specific enterprise customers by leveraging their long-standing customer relationships and knowledge of local dynamics. Our field sales teams cultivate customer relationships by typically pursuing a “land-and-expand” strategy. Once our customers experience the depth of our integrated end-to-end platforms, our field sales teams are positioned to successfully cross-sell and up-sell other solutions, creating a large avenue of revenue generation with minimal incremental acquisition cost. For example, in our Fleet Solutions segment, we may offer a basic compliance solution as the starting point of our partnership and gradually expand the solution set to include routing, video safety, and other modules within our Fleet Solutions platform.

Inside Sales. Our inside sales team focuses on acquiring and maintaining independent rooftops and small organizations. This team operates across segments and geographies (U.S., Canada, Mexico, Europe, South America, and the Asia-Pacific region) and is located in centers of excellence in U.S., Mexico, Spain and the U.K.

Account Management. Our sales teams are supported by account management specialists who oversee, cultivate, and nurture client relationships for customers of all sizes. Our highly collaborative account management specialists focus on continually identifying cross-and up-sell opportunities and managing customer relationship to maximize retention.

Sales Operations. Our sales operations team manages our broader pipeline of new opportunities, leveraging standardized CRM tools and internally developed benchmarking metrics to maximize salesforce productivity. Our pipeline of opportunities primarily come through inbound digital channels including our website, content marketing efforts, lead generation and account-based marketing tactics, virtual events, and industry trade shows and associations.

We believe that providing high quality customer support and implementation services is critical to our success. As of May 2024, we had approximately 950 customer support and implementation services personnel, who provide telephone support, as well as on- and off-site implementation and training. Our customer support and implementation staff generally consists of individuals with expertise in both our software and services and in the industries we serve.

Competition

The markets for our vehicle lifecycle data software and services are highly competitive. We compete primarily on our global scale, the value and functionality of our software and services, the integrity and breadth of our data, the quality of our customer service, our brand, and price. We believe we compete favorably on these factors.

In the U.S., our principal insurance claims competitors are CCC Intelligent Solutions Holdings Inc. and Mitchell International. In Europe, our principal competitors are Autovista Limited (formerly known as EurotaxGlass’s Group), DAT, and GT Motive S.L. The principal competitors of our service, maintenance and repair solutions are ALLDATA, LLC. and Mitchell 1 International. The principal competitors of our fleet businesses are Trimble, Inc., Verizon Connect Fleet USA LLC, Samsara, Inc., Motive Technologies, Inc. (formerly Keep Truckin, Inc.), Geotab, Inc., Lytx, Inc., and Platform Science, Inc. The principal competitors of our dealership businesses are The Reynolds & Reynolds Company, CDK Global Inc. and Cox Automotive, Inc. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our other products and services. For example, Experian is our principal competitor in the U.K. in the vehicle validation market and LexisNexis and Verisk Analytics, Inc. are our principal competitors in the U.S. in the automobile re-underwriting solutions market.

Our People and Culture

We believe that our leadership in technology and innovation is driven by our commitment to invest in and develop our talent. Managing our relationships with employees, suppliers, customers and communities with intent and accountability is critically important to our business. At Solera, six core values guide our decisions:

•	Inclusive and Winning—We commit to incorporating the best solutions and ideas from diverse backgrounds to ensure we are positioning our stakeholders to win.

•	Customer Centricity—We focus on solving our customers’ toughest business problems and partnering with them to shape the future.

•	Operational Excellence—We drive operational excellence through continuous development, analytical reasoning, and a methodical approach, creating repeatable processes to push the efficiency frontier.

•	Maximize Value—We strive to ensure that every action maximizes value for our key constituents, ensuring we are seizing opportunities while continuously scaling our capabilities.

•

Product Mastery—We evolve and leverage the latest technology available, including AI-enabled solutions, achieving product mastery that is reflected in our leadership across all of our product offerings.

•	Integrity—We hold our team accountable to deliver for our clients with integrity.

These values help us attract, inspire, and harness the collective talent of exceptional technologists. They have also helped us build durable long-term relationships with our customers.

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices.

As of December 31, 2023, we employed approximately 7,500 people. Certain of our employees outside of the U.S. are subject to a collective bargaining agreement or works council arrangements. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be strong. We foster social connections in the workforce to facilitate employee engagement.

ESG

We have undertaken a number of strategies to further our ESG commitments including establishing an ESG Executive Committee – a cross-functional senior management committee of the Company with responsibility for developing, implementing, and monitoring initiatives and policies with respect to ESG matters. The ESG Executive Committee will oversee our ESG goals and reporting, including an assessment of topics that are material to the Company. With respect to environmental initiatives, we are focused on monitoring our energy use, recycling, and greenhouse gas emissions.

Our software can help customers optimize fleet and operational efficiency, reduce fuel and resource consumption, and monitor and promote driver safety. As one example, our advanced claims management platform can help reduce emissions from unnecessary travel by eliminating the need for claimants or assessors to travel to evaluate vehicle conditions. Additionally, our intelligent damage evaluation platform can help identify whether damaged parts should be repaired or replaced, thereby reducing the consumption of new parts and reduce waste associated with the disposal of damaged parts. We can further help reduce waste and facilitate recycling by providing solutions that help automotive recycling yards operate efficiently, inventory recycled parts, and connect prospective buyers from across the globe with sellers of recycled parts. We are also exploring how best to reduce our own carbon footprint by leveraging existing technology and our virtual workforce. With respect to social initiatives, we are focused on advancing technology industry jobs and education in our communities.

We also seek to promote an Inclusive and Winning culture by developing strategies to increase Diversity, Equity and Inclusion (“DEI”) within our company, support employee engagement, and ensure a respectful workplace. We are committed to promoting DEI in the workplace and we have established initiatives to attract and recruit diverse talent. As one example, in 2020, we launched Women in Solera (“WINS”), a management development program for female employees, designed to support gender equality and the development of female leaders. Through WINS, we provide employees with trainings and speaker panels on topics such as leadership skills, organizational health, and personal development. To date, more than 600 employees have participated in our various WINS-related training programs. Additionally, we conduct recruiting outreach to underrepresented communities and we are establishing dedicated DEI personnel. We also provide anti-discrimination and harassment training to all employees. Finally, we help our communities with different corporate charitable programs, focusing in part on empowering underrepresented groups and those in need around the world.

Seasonality

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter versus the first quarter and second quarter of each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third quarter and fourth quarter in most of our markets, which contributes to greater demand for collision and mechanical repairs, which in turn results in higher number of transactions. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

Intellectual Property and Licenses

Our intellectual property rights are important to our business. Our success depends in part upon our ability to obtain, maintain, protect and enforce our intellectual property rights, as well as preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We are committed to protecting and preventing third parties from infringing, misappropriating or otherwise violating our intellectual property rights.

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights and trade secrets, as well as confidentiality procedures and contractual restrictions, to protect our intellectual property and other proprietary rights. As of March 31, 2024, we owned approximately 323 registered U.S. patents, 217 registered foreign patents, 36 pending U.S. patent applications, 86 pending foreign patent applications and 3 Patent Cooperation Treaty (“PCT”) applications related to various Solera, Omnitracs, SmartDrive, DealerSocket, Spireon and eDriving products and services. We continually seek to review our development efforts to assess the existence and patentability of new intellectual property. In addition, as of March 31, 2024, we owned approximately 217 registered U.S. trademarks, 17 pending U.S. trademark applications, 1,379 registered foreign trademarks and 144 pending foreign trademark applications that we use in connection with our software and services, including advertising and marketing.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the U.S., the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the U.S., a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The expiration dates for our U.S. registered patents range from February 2024 through November 2041. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets, including by entering into confidentiality agreements with our employees, consultants, contractors and other parties with access to our confidential information that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

We enter into outbound license agreements with our customers, granting each customer a license to use our software and services while reaffirming our ownership and the confidentiality of the embedded information and technology contained in our solutions.

Additionally, we license much of the data used in our software and services through short-term and medium-term contracts with third parties, including contracts with OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities, under which we generally pay fees or royalties. Such fees and royalties will be calculated on a fixed fee basis, per-transaction basis or percentage basis, and the fee or royalty payment calculation method varies greatly depending on the nature of the data supplied and the source of the data.

For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Intellectual Property and Technology.”

Facilities

Our corporate headquarters are in Westlake, Texas, U.S., where we lease approximately 24,000 square feet of office space as of March 31, 2024.

We own real estate in Paducah, Kentucky, U.S.; Roanoke, Texas, U.S.; Brussels, Belgium; Bracknell, U.K. and Harrogate, U.K.

Our principal leased facilities in the EMEA (Europe, the Middle East, Africa) and Asia regions are located in Zurich, Switzerland; Paris, France; Madrid, Spain; Seville, Spain; Leeds, U.K.; Hyderabad, India; and Bangalore, India. Our principal leased Americas facilities are located in Dallas, Texas, U.S.; Ann Arbor, Michigan, U.S.; Minneapolis, Minnesota, U.S.; Daytona Beach and Jacksonville, Florida, U.S.; Draper, Utah, U.S.; Irvine and San Clemente, California, U.S.; Townsend, Maryland, U.S.; Mexico City, Mexico (three facilities). We also lease a number of other facilities in countries where we operate.

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, if necessary, will be available in the future on commercially reasonable terms.

Regulatory Compliance

Insurance Regulation

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. We are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed and are contemplating changes to their regulations to permit insurance companies to use book valuations or public source valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations that, among other things, require insurers to use a methodology deemed acceptable to the respective government agency.

We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of or legislation relating to the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the U.S. state level.

Transportation Regulation

Our fleet businesses’ fleet operator customers are subject to extensive government regulations at the federal, state and local levels governing certain operational and safety related matters. In particular, regulations from the Department of Transportation (“DOT”) and the FMCSA focus on the prevention of commercial motor vehicle-related fatalities and injuries and contribute to ensuring safety in motor carrier operations through strong enforcement of safety regulations, targeting high-risk carriers and commercial motor vehicle drivers, improving safety information systems and commercial motor vehicle technologies, strengthening commercial motor vehicle equipment and operating standards, and increasing safety awareness. Our fleet businesses’ solutions help our fleet operator customers comply with these regulations. Some of these regulations relate directly to our fleet businesses’ software and services, including the ELD Mandate and Hours of Service. If our fleet operator customers fail to comply with new or existing transportations regulations, including those applicable to our software and services, they could lose their certifications to operate and/or reduce their usage of our software and services, either of which would reduce our revenues.

Privacy, Data Protection and Data Security Regulation

We are also subject to many laws, rules and regulations that many jurisdictions have enacted that address privacy, data protection or data security, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure, retention, transmission, processing and security of personal information. Laws, rules, and regulations relating to privacy, data protection, and data security are evolving and subject to potentially differing interpretations. For example, in California, the CCPA broadly defines personal information, requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, and gives California residents certain expanded privacy rights and protections, including the right to opt out of certain data sharing with third parties. Additionally, California voters passed the California Privacy Rights Act, or the CPRA, in November 2020, which introduced additional obligations, such as data minimization and storage limitations and granted additional rights to California residents when it went into effect in most material respects on January 1, 2023. The enactment of the CCPA and CPRA are some of the first of similar legislative developments in other states in the U.S., which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business, results of operations, and financial condition. These privacy laws may require the expenditure of significant resources to enable compliance. These privacy laws, and proposed legislations, if enacted, and the interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, create complex compliance issues for us and data we receive, use and share, and have caused, and may continue to cause, variation in requirements, increase restrictions and potential legal risk and impact strategies and the availability of previously useful data, potentially exposing us to additional expense, adverse publicity and liability. Moreover, as a result of our marketing activities, we may also be subject to applicable marketing privacy laws, including the CAN-SPAM Act of 2003 and the Telephone Consumer Protection Act of 1991.

Internationally, many jurisdictions have established their own data security and privacy legal frameworks, including data localization and storage requirements, with which we may be obligated to comply. For example, the E.U. has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing E.U. law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. Additionally, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the U.K.’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. The GDPR and the U.K.’s data protection regime based on the GDPR each provide for substantial penalties for noncompliance. Additionally, we are subject to various other laws, rules, and regulations of various jurisdictions worldwide.

Laws, rules, and regulations in the U.S. and in other regions worldwide relating to privacy, data protection, and data security may be modified, interpreted, and applied in a manner that is inconsistent from one jurisdiction to another, or may conflict with other laws, rules, or regulations, other requirements or legal obligations, or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, rules, regulations, requirements, and obligations. Further, such laws, rules, and regulations in the U.S. and in other jurisdictions internationally, and any other such changes or new laws, rules, or regulations, could impose significant limitations, require changes to our business, or restrict our collection, use, storage, or processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future, or cause us to incur potential liability in connection with such legislation, which, in turn, could adversely affect our business, brands, financial condition, and results of operations. For more information regarding the risks related to our cybersecurity and data privacy practices and compliance, see “Risk Factors—Risks Related to Intellectual Property and Technology.”

Environmental, Health and Safety and ESG Regulation

We and our customers are subject to various federal, state, local and foreign environmental, health and safety and ESG laws, regulations and requirements. In particular, we are subject to existing, and may, in the future, be subject to, requirements regarding the disclosure of climate- and sustainability-related risks, including the SEC Climate Rule, California’s Climate-Related Laws and the European Commission’s CSRD and CSDDD. These various regulations and requirements may not align and thus may require us to duplicate certain efforts or use different reporting methodologies in order to comply. Compliance with these laws, regulations and requirements could increase our costs and any violations could subject us to significant fines, penalties or other costs, liabilities or sanctions, which could negatively impact our results of operations.

In addition, regulations such as CARB’s Advanced Clean Trucks, Advanced Clean Fleets and Advanced Clean Cars II regulations and EPA’s Clean Trucks Plan and subsequent rulemaking on emissions standards for light-, medium- and heavy-duty vehicles may have a significant effect on the automotive industry in which our customers operate and impact the software needs and services of our customers. These regulations may result in increased costs for our business or a reduction in demand for our software from customers.

Payment Processing Regulation

Our integrated technology platforms allow us to offer payment processing products, including card (debit and credit) processing, Automated Clearing House (“ACH”) funds transfers, and electronic-check processing, through on-premise point of sale devices and on our technology platform. Our payment processing solutions are designed to integrate into our existing products and applications, presenting payment information within existing workflows. Our payments platform helps reduce administrative and payments processing costs and accelerate payment cycle times while improving customer satisfaction.

We utilize third parties to provide authorization, settlement and funding services in connection with our payment processing products. These institutions include third-party processors and sponsor banks, who facilitate our access to the card association networks (Visa, Mastercard, and Discover) and other financial institutions that facilitate our ACH transfers and e-check processing.

We derive most of our payment processing revenue from fees paid by our customers which principally include a processing fee that is charged as a percentage of total payment volume, as well as interchange fees and convenience-based fees. In some cases, including for ACH and e-check processing, fees are charged in the form of a fixed fee per transaction. Our revenue is re-occurring in nature and we benefit from a high degree of operating leverage given the combination of our highly scalable payments platform and low customer acquisition costs.

Our global operations are subject to a variety of laws, rules, regulations and compliance obligations, including banking and financial services industry laws and regulations, as well as privacy and data security regulations. For example, for card and ACH payment transactions that we process, we are subject to the card association rules, the operating rules promulgated by the North American Clearinghouse Association and privacy rules that related to our use, access and storage of customer financial information.

As we expand our payment processing offerings, we may be subject to licensing requirements and additional laws and regulations, including non-U.S. laws and regulations. Although we have robust internal controls and quality management systems that govern our internal procedures and mitigate our risk of non-compliance, our internal risk management systems and controls may not be sufficient to ensure our compliance with all applicable laws, rules and regulations. We also have safeguards established to identify non-compliance concerns through internal and external audits, risk assessments as well as an ethics hotline reporting system. While we believe that we are in material compliance with all such applicable laws, rules and regulations, and we do not anticipate any significant additional expenditures relating to maintaining our compliance, due to the rapidly evolving nature of these laws, rules and regulations, geopolitical considerations and changes in customers’ product requirements, there can be no assurance that current expenditures will be adequate or that violations will not occur.

Our failure or inability to comply with any applicable laws, rules and regulations could result in restrictions on our ability to provide certain payment processing services, products or solutions, as well as the possible imposition of civil and criminal penalties, damages and fines, and negatively impact our reputation and our ability to attract and retain customers. For more information on the laws and regulations that impact our operations and the risks and uncertainties related thereto, please see “Risk Factors — We partner with third parties to make payment processing solutions and services available to our customers, and if we fail to comply with the applicable requirements under agreements with our third party partners, they can seek to terminate our relationship.”

Legal Proceedings

In the normal course of business, various claims, charges and litigation are asserted or commenced against us, including:

•	We have been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers.

•	We are subject to assertions by our customers, suppliers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable.

We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial statements.

ORGANIZATIONAL STRUCTURE

Overview

Solera Corp. was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Corp. is a holding company and upon consummation of this offering its sole asset will be direct and indirect equity interests in its subsidiaries, including Solera Global Corp. Solera Corp. will have no interest in any operations other than those of its consolidated subsidiaries.

Solera Global Corp. is our predecessor holding company, and in connection with this offering and the implementation of the Organizational Transactions, we formed Solera Corp., the issuer of common stock offered hereby, which will serve as a holding company after the consummation of this offering. The Organizational Transactions by which Solera Global Corp. will become a wholly owned subsidiary of Solera Corp. will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Solera Corp. will recognize the assets and liabilities received in connection with the internal transactions at their historical carrying amounts, as reflected in the historical financial statements of Solera Global Corp. Following this offering, Solera Corp. will consolidate Solera Global Corp. in its consolidated financial statements. The consolidated financial statements of Solera Global Corp. are accordingly included elsewhere in this prospectus on the basis that it will be the predecessor to, and following the Organizational Transactions, a wholly owned subsidiary of, Solera Corp.

Solera Global Corp. was formed as a Delaware corporation on August 20, 2021 for the purposes of facilitating the Omnitracs Acquisition and other transactions and had no assets or operations prior to December 27, 2021. On December 27, 2021, Solera Global Holding Corp. merged into a newly formed, wholly owned subsidiary of Solera Global Corp. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

Upon completion of this offering, Vista will control approximately     % (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full) of our common stock. See “Principal Shareholders” for additional information about Vista.

Incorporation of Solera Corp.

Solera Corp. was formed on June 20, 2024 as a Delaware corporation to facilitate the Organizational Transactions and has no assets and will have no operations prior to the consummation of this offering other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Our certificate of incorporation will be amended and restated at or prior to the consummation of this offering. Our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering.

In connection with the Organizational Transactions:

•	We will amend and restate the certificate of incorporation of Solera Corp. to reflect the terms described under “Description of Capital Stock;”

•

Through a series of internal reorganization transactions, (i) the outstanding units of Omnitracs held by holders other than us will be contributed to us in exchange for      shares of our common stock and (ii) the outstanding equity interests held by all equityholders of Solera Global Corp. will be contributed to us in exchange for     shares of our common stock; and

•

Our Second Lien Term Loan Facility will be extinguished on account of the Equity Contribution. No new equity of Solera Corp. will be issued on account of the Equity Contribution substantially concurrently with the consummation of this offering. The Equity Contribution will result in an increase to our additional paid-in capital. For more information, see the section entitled “Unaudited Pro Forma Financial Information.”

In connection with the completion of this offering: (i) we will issue      shares of our common stock to the investors in this offering (or      shares if the underwriters exercise their option to purchase additional shares of common stock in full) in exchange for net proceeds of approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) we will use the $    million of net proceeds of this offering (i) to repay $     million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.2 billion was outstanding and which had an interest rate of 9.5% as of March 31, 2024, (ii) to repay $     million of outstanding capitalized accrued and unpaid interest under the Second Lien Term Loan Facility, under which $2.7 billion was outstanding and which had an interest rate of 15.4% as of March 31, 2024, (iii) to repay $     million of outstanding indebtedness under the Revolving Credit Facility, under which $356.0 million was outstanding and which had an interest rate of 9.1% as of March 31, 2024, (iv) to repay $     million of the Related Party Note, under which $94.8 million was outstanding and which had an interest rate of 7.4% as of March 31, 2024, (v) for general corporate purposes and (vi) to pay expenses incurred in connection with this offering and the other Organizational Transactions. To the extent the underwriters exercise the option to purchase additional shares of common stock in full, such proceeds will be used to repay additional outstanding indebtedness. See “Use of Proceeds.”

As a result of the Organizational Transactions and the completion of this offering, the investors in this offering will collectively own      shares of our common stock (or approximately     % of our common stock), or      shares of our common stock (or approximately     % of our common stock) if the underwriters exercise their option to purchase additional shares of our common stock in full.

In connection with the Equity Contribution, all of the equity of Solera Global Corp. outstanding immediately prior to the consummation of this offering (after giving effect to the other Organizational Transactions) will be transferred to the SPVs formed for the benefit of Vista and our other existing equityholders and KSISH, as indicated in the structure chart below, and then pledged by the applicable SPV as collateral in support of the SPV Loans. The SPV Loans will effectively finance the Equity Contribution substantially concurrently with the consummation of this offering. The lenders under each SPV Loan will not have any “margin call” rights or other ability to sell the pledged shares on account of a decline in our share price. Additionally, interest on the SPV Loans is payable-in-kind at the option of each SPV, and therefore is expected to accrue with no required cash interest payments during the term of the SPV Loans. To the extent an SPV Loan is not repaid or refinanced prior to its maturity in approximately 3.5 years, a mandatory prepayment event under such SPV Loan occurs or an event of default under such SPV Loan otherwise occurs, the principal and the accrued and unpaid interest would become due and payable at that time, which could result in the sale of the pledged shares. All of the shares of common stock of the Company other than those sold in connection with this offering are held through the two SPVs. Each SPV is subject to the 180-day lock-up period. After the completion of the lock-up period and prior to the maturity date, the SPVs are permitted to sell pledged shares from time to time, subject to satisfying certain coverage ratios and other conditions under the applicable SPV Loan. Notwithstanding the pledge of all of the shares of common stock beneficially owned by the SPVs, unless and until an event of default occurs under the SPV Loans, the SPVs will retain all economic and voting rights in respect of such pledged shares.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering, Vista will control approximately     % (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full) of the voting power in Solera Corp. See “Principal Shareholders” for additional information about Vista.

This diagram assumes no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares of common stock in full, (i) the holders of common stock other than Vista will have     % of the voting power in Solera Corp. and (ii) Vista will have     % of the voting power of Solera Corp.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with certain of our shareholders, including Vista, in connection with this offering. The Registration Rights Agreement will provide registration rights whereby, following our initial public offering and the expiration of any related lock-up period, these holders and certain of their affiliates can require us to register under the Securities Act shares of common stock owned by them. The Registration Rights Agreement will also provide for piggyback registration rights for these holders and certain of their affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MANAGEMENT

Our Executive Officers, Directors and Director Nominees

Below is a list of the names, ages, positions and brief accounts of the business experience of the individuals who serve as (i) our executive officers, (ii) our directors and (iii) our director nominees.

Name	Age	Position
Darko Dejanovic	54	Chief Executive Officer and Director
Alberto Cairo	55	Chief Financial Officer and Managing Director, North America
John Suchecki	59	Chief Information and Technology Officer
Jing Liao	55	Chief Administration Officer
David Babin	49	General Counsel and Secretary
Nihar Malik	45	Chief Product and Transformation Officer
David A. Breach	57	Director
Maneet Saroya	44	Director
Clifford K. Chiu	65	Director Nominee
Evelyn Dilsaver	69	Director Nominee
Nicholas Prickel	35	Director Nominee
Yancey Spruill	56	Director Nominee
Frederiek Toney	68	Director Nominee

Darko Dejanovic has served as our Chief Executive Officer since November 2019 and as a member of our Board since January 2019. Mr. Dejanovic has also served as Operating Principal of Vista since November 2017. Mr. Dejanovic previously served as Executive Chairman, Chief Executive Officer and Board Member of Active Network from November 2013 to September 2017, a formerly publicly-traded leading SaaS provider of organization-based cloud computing applications. Previously, Mr. Dejanovic served as Executive Vice President, Global CIO and Head of Product at Monster Worldwide, Inc. from April 2007 to August 2011 and Corporate Senior Vice President and Chief Technology Officer of Tribune Company from March 1997 to April 2007. Mr. Dejanovic currently serves as a member of the board of the directors of STATS LLC and Accelya Solutions and has previously served as a member of the board of directors of the following companies: Vivid Seats LLC (February 2016 to June 2017), 7Park Data, Inc. (December 2018 to January 2021), Agdata, LP (November 2018 to February 2020), Wrike, Inc. (December 2018 to February 2021), Active Network, LLC (November 2013 to September 2017), Eagleview Technologies, Inc. (August 2016 to May 2018), Social Solutions (July 2018 to September 2021) and Upserve, Inc. (January 2018 to June 2020). Mr. Dejanovic earned a bachelor’s degree in computer information system from Florida Metropolitan University and holds a master of business administration degree from Northwestern University. We believe Mr. Dejanovic’s extensive experience in the areas of corporate strategy, technology, private equity and corporate governance, as well as his experience on the boards of other companies will make him a valuable member of our Board.

Alberto Cairo joined the Company in October 2014 and has served as our Chief Financial Officer since March 2023 and as our North America Managing Director since June 2020. Prior to serving as our North American Managing Director and Chief Financial Officer, Mr. Cairo served as our North American Chief Financial Officer from June 2018 to May 2020, our North American Chief Revenue Officer from April 2016 to June 2018, and our North American Chief of Staff from October 2014 to April 2016. Prior to joining us, Mr. Cairo served as the Chief Executive Officer at Alexan Capital, LLC from May 2013 to September 2014 and the Chief Operating Officer at Peachtree Financial Solutions from February 2008 to April 2013. Previously, Mr. Cairo has served as a financial professional and corporate officer in the U.S. and Europe from 1992 to 2008. Mr. Cairo earned a master of science degree in electrical engineering from The Johns Hopkins University and a master of business administration from Harvard Business School.

John Suchecki has served as our Chief Technology Officer since January 2022 and our Chief Information Officer since June 2020. Prior to joining us, Mr. Suchecki served as Chief Product and Technology Officer at The Marlin Company from May 2017 to May 2020. Mr. Suchecki previously served as Senior Vice President of Global Technology and Infrastructure of Monster Worldwide, Inc. from June 2007 to December 2015. Mr. Suchecki also previously served as Chief Technology Officer at The St. Petersburg Times and Chief Information Officer at The Hartford Courant. Mr. Suchecki earned a bachelor of science in mechanical engineering and computer science from Trinity College and holds a master of business administration degree from Rensselaer Polytechnic Institute.

Jing Liao has served as our Chief Administration Officer since June 2020. Ms. Liao previously served as Vista’s Managing Director of Talent from February 2019 to June 2020. Previously, Ms. Liao served as the Chief Human Resources Officer at Social Finance, Inc. from October 2016 to November 2019. Ms. Liao has also previously served as Chief Human Resources Officer at TriNet Group, Inc. (NYSE: TNET) (2014 to 2016), Atmel Norway (2007 to 2014) and Avanex Corporation (2005 to 2007). Ms. Liao currently serves as an advisory board member of Achieve Partners (since February 2019), The Best and Brightest Programs (since September 2014), and the University of Minnesota’s Carlson School of Management (since March 2012). Ms. Liao earned a bachelor’s of science in chemistry from Peking University and holds a master’s degree in human resources and industry relations from the University of Minnesota’s Carlson School of Management.

David Babin joined the Company in July 2012 and has served as our General Counsel and Corporate Secretary since June 2020. Prior to serving as our General Counsel and Corporate Secretary, Mr. Babin served as our Associate General Counsel and Deputy General Counsel. Prior to joining us, Mr. Babin served as Senior Counsel of Mergers and Acquisitions and Corporate Transactions at Dean Foods Company (subsequently acquired by Dairy Farmers of America, Inc.) from August 2009 to July 2012. Previously, Mr. Babin served as a transactional attorney in private practice from 1998 to 2009. Mr. Babin earned a bachelor of arts in political science and international relations from Louisiana State University and a juris doctorate from Tulane University Law School, magna cum laude.

Nihar Malik joined the Company in May 2018 and has served as our Chief Product and Transformation Officer since January 2022. Previously, Mr. Malik served as our Chief Strategy and Transformation Officer. Prior to joining us, Mr. Malik served as Senior Vice President, Head of Global Transformation of XPO Logistics, Inc. from June 2017 to May 2018 and held various roles at The Hertz Corporation from June 2015 to June 2017, most recently serving as Senior Vice President, Product and Procurement Transformation. Previously, Mr. Malik served as an Associate Principal at McKinsey & Company from February 2010 to June 2015. Mr. Malik holds a master of business administration from the University of Pennsylvania’s Wharton School of Business.

David A. Breach joined our Board in January 2018. Mr. Breach joined Vista in 2014 and is Vista’s President and Chief Operating Officer. He currently sits on Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction as well as the firm’s Private Equity Management and Vista’s Private Equity Funds’ Investment Committees. Mr. Breach also sits on the boards of Vista portfolio companies EagleView Technology Corporation, Jamf Holding Corp. (NASDAQ: JAMF), and Stats Perform. Mr. Breach previously served on the boards of DealerSocket, Inc. (October 2019 to June 2021), Datto, Inc. (October 2020 to June 2022), Mediaocean LLC (September 2015 to December 2021), Ping Identity Holding Corp. (March 2019 to October 2022) and Vertafore, Inc. (June 2016 to September 2020). Prior to joining Vista, Mr. Breach worked as a Senior Corporate Partner with the law firm Kirkland & Ellis LLP from 2000 to 2014, where his practice focused on the representation of private equity funds in all aspects of their business. While at Kirkland & Ellis, Mr. Breach was a member of its 15-person global executive management committee and was a founding partner of its San Francisco office. During Mr. Breach’s tenure, Kirkland & Ellis LLP’s Northern California practice grew to over 250 employees. Mr. Breach received a Bachelor of Business Administration in Marketing from Eastern Michigan University and received a Juris Doctorate from the University of Michigan, magna cum laude, Order of the Coif. Mr. Breach is currently a member of the State Bars of California, Illinois and Michigan. Mr. Breach’s extensive experience in the areas of corporate strategy, private equity and firm governance, as well as his experience on the boards of other companies, make him a valuable member of our Board.

Maneet Saroya joined our Board in April 2020. Mr. Saroya joined Vista in 2008 and is Co-Head of the Vista Flagship Fund and sits on its Investment Committee. Additionally, Mr. Saroya serves as a member of Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction, and Vista’s Private Equity Management Committee, the firm’s decision-making body for matters affecting Vista’s overall private equity platform. He currently sits on the boards of Vista portfolio companies Advanced, Allvue Systems, Avalara, Cloud Software Group, Duck Creek, Finastra, Gainsight, Infoblox, Mindbody, Pipedrive, Pluralsight, PowerSchool (NYSE: PWSC), SalesLoft and Xactly, and is actively involved in the firm’s investment in Jio. Mr. Saroya was also actively involved in the firm’s investments in Apptio, Cvent, Marketo, SumTotal, The ACTIVE Network, Turaz, Transfirst and Zywave. Mr. Saroya previously served on the boards of Omnitracs and Aspira from April 2020 to June 2021 and August 2018 to April 2021, respectively. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity make him a valuable member of our board.

Clifford K. Chiu is expected to join our Board prior to the completion of this offering. Mr. Chiu joined Vista in 2015 as a Senior Advisor to the firm. He also now serves as a Senior Advisor to Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction. Additionally, Mr. Chiu sits on the boards of Vista portfolio companies Acquia, Allvue Systems, Critical Start, Finastra, LogicMonitor, Securonix and TRG Screen. Mr. Chiu previously served on the boards of Cambium Learning Group from June 2014 to December 2019, Hsin Cheong Construction Group, LTD. from June 2014 to June 2015, Ping Identity Holding Corp. from January 2017 to May 2021, TIBCO Software Inc from January 2017 to September 2022, Infoblox Inc from January 2017 to December 2020, Regulatory Data Corp. from January 2017 to January 2020, Apptio Inc from January 2019 to August 2023, and Fusion Risk Management Inc from March 2021 to March 2023. Outside of Vista, Mr. Chiu is a corporate director and private investment firm senior advisor, as well as a board or committee appointee to government bodies and non-governmental organizations in financial services, enterprise software, data and technology-enabled solutions, healthcare, education, social welfare and the arts located throughout the United States and Hong Kong. He is a member of the National Committee on United States-China Relations, including participation in its U.S.-China Track II Dialogue on the Digital Economy. On July 15, 2022, President Joe Biden announced his intent to appoint Mr. Chiu to serve as a member on the Commission on Presidential Scholars. Prior to joining Vista, he was a partner at Kohlberg Kravis Roberts & Co. (KKR) where he founded and led capital raising and investor relations for the Asia Pacific region. Mr. Chiu received a Master of Business Administration from the University of Chicago and a Bachelor’s degree in Economics from the University of Pennsylvania. We believe Mr. Chiu is qualified to serve as a member of our Board because of his extensive leadership and corporate strategy experience.

Evelyn Dilsaver is expected to join our Board prior to completion of this offering. Previously, Ms. Dilsaver served in a variety of roles at The Charles Schwab Corporation from 1991 to 2007. Most recently during her tenure with The Charles Schwab Corporation, Ms. Dilsaver served as President and Chief Executive Officer of Charles Schwab Investment Management from 2004 to 2007, Senior Vice President, Charles Schwab Mutual Fund Product Development from 2003 to 2004, and Chief Financial Officer and Chief Accounting Officer for U.S. Trust Company from 2000 to 2003. Ms. Dilsaver currently serves on the board of directors and as chair of the audit committee of TempurSealy International, Inc., and on the boards of Protiviti, Health Equity, Inc., Bailard Real Estate Investment Fund, QuidelOrtho Corporation and PACS Group, Inc. Ms. Dilsaver also serves in leadership roles on several nonpublic boards, including the Commonwealth Club and CSU East Bay Foundation. Ms. Dilsaver previously served on the board of directors, nominating and governance committee and chair of the audit committee of Aeropostale Inc. (NYSE: ARO), on the board of directors and as chair of the audit committee and chair of the compensation committee of Blue Shield of California, and also as a director on the boards of HighMark Funds from 2008 to 2013, Longs Drugs Stores Corp. from 2007 to 2008, Russell Exchange Traded Funds from 2011 to 2012, and Tamalpais Bancorp from 2008 to 2010. Ms. Dilsaver is a certified public accountant and earned her Bachelor of Science in accounting from California State University - Hayward. She also completed the Stanford Senior Executive Program. We believe Ms. Dilsaver’s extensive financial industry experience and considerable experience serving as a director of companies in a variety of businesses will make her a valuable member of our Board.

Nicholas Prickel is expected to join our Board prior to the completion of this offering. Mr. Prickel joined Vista in 2012 and is currently a member of the private equity Flagship team. Mr. Prickel currently sits on the boards of Applause, Avalara, Gainsight, KnowBe4 and Smartbear and also works closely with the firm’s investments in Jamf and Lucid. He will be joining the board of Model N, subject to a successful closing of the investment. He had active prior involvement with Vista’s investments in Aderant, Advanced, Aptean, BigMachines, DealerSocket, Granicus, Greenway Health, iCIMS, and Social Solutions. From January 2015 to June 2016, Mr. Prickel worked for Aptean as the Director of Strategic Operations, where he helped lead the company’s acquisition and operational integration of multiple acquisitions. Prior to joining Vista, Mr. Prickel worked at Rothschild in New York from July 2010 to June 2012 as an analyst. Mr. Prickel earned his B.S. in Biomedical Engineering and Economics, summa cum laude, from Washington University in St. Louis. We believe Mr. Prickel’s previous board experience as well as his experience in the areas of corporate strategy, technology, finance and private equity will make him a valuable member of our Board.

Yancey Spruill is expected to join our Board prior to completion of this offering. Mr. Spruill joined Vista in 2024 and is currently an Operating Managing Director at the Vista Flagship Fund. Prior to his current role, Mr. Spruill served as Chief Executive Officer and a member of the board of directors of DigitalOcean, a cloud infrastructure hosting platform targeting software developers and small and medium-sized businesses, from August 2019 through February 2024. Prior to DigitalOcean, Mr. Spruill served as the Chief Operating Officer and Chief Financial Officer of SendGrid, Inc., a customer communication platform for transactional and marketing email, from June 2015 until its acquisition by Twilio Inc. in February 2019. From September 2014 to June 2015, Mr. Spruill served as Chief Financial Officer at TwentyEighty, Inc., a provider of training and performance improvement solutions. From August 2004 to September 2014, Mr. Spruill served as Executive Vice President and Chief Financial Officer at DigitalGlobe, Inc., a provider of geospatial information products and services. Mr. Spruill previously served on the board of directors of Ping Identity Corporation, including as audit committee chair, a provider of cloud identity security solutions, from March 2019 until its sale to Thoma Bravo in October 2022; Allscripts Healthcare Solutions, Inc., including on the audit committee, an electronic healthcare records technology company from 2016 to 2020, and Zayo Group Holdings, as lead independent director, chair of the audit committee and on the nominating committee, a provider of telecommunications infrastructure services, until its sale to a consortium of financial buyers in March 2020. Mr. Spruill received a Bachelor in Electrical Engineering from the Georgia Institute of Technology (Georgia Tech) and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. We believe Mr. Spruill’s extensive financial expertise, leadership experience, experience with serving on boards of other technology companies and significant experience in the technology industry will make him a valuable member of our Board.

Frederiek Toney is expected to join our Board prior to completion of this offering. Previously, Mr. Toney served in a variety of roles at Ford Motor Company. Most recently during his tenure at Ford Motor Company, Mr. Toney served as President - Global Ford Customer Service from 2009 to 2022 and as Executive Director Material Planning and Logistics from 2005 to 2009. Mr. Toney currently serves on the board of directors and as chair of the quality and safety committee of Henry Ford Health and on the boards of LA Semiconductor, Dealer Tire and the University of Alabama, Huntsville Business School External Advisory Board. Mr. Toney previously served on the board of the National Action Council for Minorities in Engineering (NACME) from 2011 to 2021 and as chair from 2019 to 2021, on the board and as co-chairman of Percepta, Inc. from 2010 to 2015, on the board of Ford Component Sales from 2000 to 2012 and as the Ford Executive Champion for the United Negro College Fund at Ford Motor Company from 2009 to 2022. Mr. Toney received his B.S. in Business

Administration from the University of Alabama and his M.B.A. from University of La Verne. We believe Mr. Toney’s experience in the automotive industry and leadership experience will make him a valuable member of our Board.

Family Relationships

There are no family relationships between any of our executive officers, directors and director nominees.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of eight directors. Upon completion of this offering, our chair of the Board will be Mr. Saroya. Our certificate of incorporation will provide that so long as Vista owns at least 35% or more of the voting stock, the chair of the Board will be elected only by a majority of the Vista-nominated directors serving on the Board. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be     ,      and      and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be    ,      and      and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be     ,      and      and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of our Board. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of members of our Board. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more, in the aggregate, of the total number of shares of our common stock then outstanding. If Vista’s aggregate beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock entitled to vote thereon.

In addition, at any time when Vista has the right to designate at least one nominee for election to our Board, Vista will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has also determined that      ,       and       meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with us and Vista and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Vista will continue to control a majority of the voting power in us. As a result, we will be a “controlled company.” Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date.

Following this offering, we expect to have three independent directors, all of which qualify as independent for Audit Committee purposes. Accordingly, we intend to rely on the controlled company exemption upon completion of this offering because our Board will not be comprised of a majority of independent directors, and our Compensation Committee and our Nominating and Corporate Governance Committee will not be comprised of entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

At such time as we are not a “controlled company” under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Darko Dejanovic
David A. Breach
Maneet Saroya
Clifford K. Chiu*
Evelyn Dilsaver*
Nicholas Prickel*
Yancey Spruill*
Frederiek Toney*

*	Denotes director nominee

Audit Committee

Following this offering, our Audit Committee will be composed of     ,       and     , with      serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and the NYSE, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that     ,      and      meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Our Board has determined that      is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the NYSE. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	discussing on a periodic basis, or as appropriate, with management, our policies, programs and controls with respect to risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing and discussing with management our earnings releases and scripts;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting, internal controls or auditing matters, complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing and assessing annually treasury functions including cash management process;

•	investigating any matters received, and reporting to our Board periodically, with respect to ethics issues, complaints and associated investigations;

•	reviewing the audit committee charter and the committee’s performance at least annually;

•	consulting with management to establish procedures and internal controls relating to cybersecurity; and

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of      and     , with      serving as chairman of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the NYSE rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Vista under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement”, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

The following discussion and analysis of our executive compensation philosophy and our compensation-setting process, our executive compensation program components, and the decision made for compensation in respect of the 2024 fiscal year for our named executive officers should be read together with the compensation tables and related disclosures set forth below. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Overview

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the 2024 fiscal year that we provided to each person who served as our principal executive officer or principal financial officer during the 2024 fiscal year, and our three other most highly compensated executive officers employed at the end of the 2024 fiscal year, all of whom we refer to collectively as our “named executive officers.”

Our named executive officers for the 2024 fiscal year were as follows:

•	Darko Dejanovic, Chief Executive Officer;

•	Alberto Cairo, Chief Financial Officer and Managing Director, North America;

•	Jing Liao, Chief Administration Officer;

•	John Suchecki, Chief Information and Technology Officer; and

•	Nihar Malik, Chief Product and Transformation Officer.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to this offering, we were a privately held company. As a result, most, if not all, of our prior compensation policies and determinations, including those made for the 2024 fiscal year, have been the product of negotiations between the named executive officers and our Board, and have been based on a variety of informal factors including our financial condition and available resources, our need for that particular position to be filled, and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, to align the interests of our named executive officers with our stockholders through our initial public offering process and beyond, the compensation packages we offered to our named executive officers, in most cases, contain significant equity compensation components and include performance vesting targets that are tied to the development of our business as measured by, among other metrics, our growth and valuation.

Compensation Philosophy and Strategy

Following the completion of this offering, the compensation and nominating committee of our Board (which we refer to as the “Compensation Committee” in this Compensation Discussion and Analysis) will review and approve the compensation of our named executive officers and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis, and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for the 2024 fiscal year is not necessarily indicative of how we will compensate our named executive officers following this offering.

As a privately held company, the total compensation package for our named executive officers in the 2024 fiscal year consisted primarily of a combination of base salary, annual bonuses, and long-term incentives. Our executive compensation program is defined to achieve the following objectives:

•	pay appropriately for each named executive officer’s role, responsibilities, competencies, and achievements, as well as for overall corporate results;

•	provide compensation that is sufficiently competitive with companies with which we compete for executive talent to attract and retain high-quality executive officers;

•

align the interests of our named executive officers and our stockholders through the use of a mix of compensation elements (base salary, annual bonuses, and long-term incentives) that support our missions and encourage achievement of our business goals, support short-term initiatives, and drive long-term success;

•	link a significant portion of our named executive officer’s compensation to objective measures of corporate performance and individual or team development and achievement;

•

subject meaningful amounts of compensation to equity returns to ensure that the amount of compensation actually realized by our named executive officers rises or falls as our stockholders’ return rises or falls;

•	motivate our named executive officers to deliver results at or above our short- and long-term plan targets; and

•	reinforce a culture of accountability and excellence.

We operate in rapidly evolving and highly competitive markets. To be successful, we have strived to create an executive compensation program that is designed to motivate, reward, attract, and retain high-caliber leaders. As we evolve, we intend to continue to work to align our overall executive compensation philosophy and program with those of leading U.S.-based publicly traded companies, while retaining necessary measures of flexibility to ensure that our executive compensation philosophy is aligned with our stated compensation philosophy of providing compensation commensurate with performance.

Setting Compensation

Role of Our Board and Named Executive Officers

Historically, our Board has been responsible for overseeing our executive compensation program, including reviewing recommendations from our Chief Executive Officer as to the form and amount of compensation to be paid or awarded to certain of our named executive officers. As a privately held company, our compensation policies and determinations have been the product of negotiations between our Board and named executive officers, and considerations of a variety of informal internal factors as well as external factors, such as the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. As a result, our Board historically has applied its subjective discretion to make compensation decisions and did not formally benchmark our executive compensation against a particular set of comparable companies or use a set of formulas to set the compensation for our named executive officers in relation to survey data.

Following the completion of this offering, our Board will continue to be responsible for generally overseeing our Compensation Committee, and the Compensation Committee will assume more direct responsibility for individual executive compensation decisions, including evaluating and managing our executive compensation philosophy and strategy. The Compensation Committee will meet outside the presence of all of our named executive officers to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation Committee will meet outside the presence of all named executive officers except our Chief Executive Officer. Going forward, our Chief Executive Officer will review annually each other named executive officer’s performance with the Compensation Committee and recommend appropriate compensation for all of our other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of the objectives described above, the Compensation Committee will approve (or, if applicable, make recommendations to our Board regarding the adoption and approval of) our cash-based and equity-based incentive compensation plans, programs, and arrangements for our executive officers. Our Compensation Committee will also periodically review the selection of companies in our peer group for purposes of benchmarking executive officer and non-employee director compensation programs and will oversee annual reviews of the individual and corporate goals, and objectives applicable to the compensation of our named executive officers.

Role of Compensation Consultant

Our Board did not engage a compensation consultant in determining pay actions with respect to the 2024 fiscal year. Prior to the closing of this offering, we expect to engage a national independent compensation consulting firm to advise our Board and Compensation Committee with respect to our executive compensation matters.

Benchmarking

Our Board does not currently use benchmarking or peer group analysis in making compensation decisions. Following this offering, however, we intend to work with a national independent compensation consulting firm to position pay based on a variety of factors, including market data for executive compensation drawn from our peer group, which we expect to include other U.S.-based publicly traded companies in related industries and other companies that share similar business dynamics with us.

Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of both corporate and individual performance measures for annual bonuses, together with the equity compensation programs for executive officers, which include multi-year vesting schedules for equity awards, encourages employees to maintain both a short- and a long-term view with respect to Company performance.

Principal Elements of Compensation

Our compensation philosophy and strategy are supported by the following elements in our executive compensation program:

Element	Form	Purpose
Base salary	Cash (Fixed)	We provide base salary as a fixed source of compensation for our named executive officers for their day-to-day responsibilities, allowing them a degree of certainty in the face of working for a privately-held company. Base salary generally reflects each named executive officer’s relative experience in his or her role and our expectations for their respective contributions to our growth. We consider their experience, skills, knowledge, past performance, and responsibilities in determining their base salaries. Other factors considered include the complexity and scope of the named executive officer’s expanded role, ability to replace the executive, and the base salary at the executive’s prior employment.

Annual cash incentives	Cash (Variable)	To provide an incentive to achieve annual corporate financial goals (Solera consolidated revenue and Solera consolidated Adjusted EBITDA), as well as individual objectives, our Board believes that continuous execution against financial

Element	Form	Purpose
goals and individual objectives will result in the creation of sustained stockholder value over time. The amount of the bonus is based upon the satisfaction of such pre-established corporate performance metrics and may be adjusted upwards or downwards based on individual performance in the sole discretion of our Chief Executive Officer.

Long-term incentives	Equity (Variable)

As a privately held company, we have historically used equity incentives as the key component of our total compensation package for our named executive officers. Consistent with our compensation philosophy and strategy, we believe this approach has allowed us to attract and retain the highest level of talented and experienced executive officers and aligned their incentives with the long-term interests of our Company and stockholders.

We use awards of stock options as the principal method of providing long-term incentive compensation under the Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan (which we refer to as the “2016 Plan”). The 2016 Plan was assumed by Solera Global Corp. In determining the form, size, and material terms of the equity awards, our Board customarily considered, among other things, each named executive officer’s role relative to others at the Company, individual performance, and the determination of our Chief Executive Officer.

We provide health, dental, vision, life, and disability insurance benefits to our named executive officers that are generally consistent with those provided to all other eligible U.S. employees. Our named executive officers may also participate in our broad-based 401(k) plan, which provides a company match or discretionary contribution. We also provide post-termination benefits, including severance and retirement benefits to our named executive officers. The terms and conditions of employment for each of our named executive officers (except our Chief Executive Officer) are set forth in written employment agreements. For a summary of the material terms and conditions of these agreements, see “—Employment Agreements” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of March 31, 2024, see “—Potential Payments upon Termination or Change in Control.”

Compensation Mix

We utilize the particular elements of compensation described above because we believe that it provides a well-proportioned mix of secure compensation, retention value, and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we provide our named executive officers a measure of security in the minimum expected level of compensation, while motivating them to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for the named executive officers and the stockholders, as well as reducing the risk of recruitment of our top executive talent by others.

The mix of compensation elements varies based on the named executive officer’s position and responsibilities. We believe this pay-for-performance approach aligns the interests of our named executive officers who provide services to us with those of our stockholders. Our executive compensation programs are designed to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interests with those of our stockholders and to reward success in reaching such goals. Maintaining this pay mix results fundamentally in a pay-for-performance orientation for our named executive officers, which is aligned with our stated compensation philosophy of providing compensation commensurate with corporate performance and stockholder value.

Compensation Policies

Our policies are in line with our compensation philosophy, strategy, and good corporate governance standards:

•

our executive compensation program is designed to align with our long-term business strategy and places a significant amount of weight on variable pay, which is dependent on the achievement of rigorous financial and individual performance hurdles;

•	we do not provide excise tax gross-ups in the event of a change in control; and

•	we do not provide supplemental pensions or extraordinary perquisites.

Secondment Agreement with Mr. Dejanovic

Mr. Dejanovic replaced Jeffrey R. Tarr, our former chief executive officer who stepped down effective as of November 5, 2019, pursuant to a Secondment Agreement, among us, Mr. Dejanovic, and Vista Equity Partners Management, LLC (which we refer to as “Vista Management”), effective as of November 5, 2019, as amended by (i) the First Amendment to Secondment Agreement, dated as of April 30, 2020, and (ii) the Second Amendment to Secondment Agreement, dated as of May 26, 2022 (which we collectively refer to as the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we currently reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista Management pays or provides to Mr. Dejanovic. In connection with this offering, it is expected that Mr. Dejanovic will cease to be an employee of Vista Management and enter into an employment agreement with the Company, which we expect to be effective upon the closing of this offering and will supersede Mr. Dejanovic’s Secondment Agreement. Mr. Dejanovic’s employment agreement will provide Mr. Dejanovic with a base salary of not less than $     and a target bonus opportunity of $    . In addition, upon a termination of Mr. Dejanovic’s employment due to his death, Mr. Dejanovic’s estate will be eligible to receive      months of base salary continuation and a prorated bonus based on actual performance for the year in which such termination occurs (the “Death Severance Benefits”), and upon a termination of Mr. Dejanovic’s employment without “cause” or by Mr. Dejanovic with “good reason,” each as defined therein, or due to the non-renewal of the initial two year employment term or the one year renewal employment term, as applicable, by the Company, Mr. Dejanovic will be eligible to receive, in addition to the Death Severance Benefits, COBRA premium reimbursement for      months and accelerated vesting of unvested equity awards that would have vested solely based on continued employment during the      -month period following the date of such termination had Mr. Dejanovic remained employed with us during such period. The payment and provision of Mr. Dejanovic’s severance payments and benefits will be subject to Mr. Dejanovic’s or Mr. Dejanovic’s estate’s execution of a fully effective release of claims in favor of the Company and Mr. Dejanovic’s continued compliance with the post-termination obligations.

Elements of Compensation

Base Salary

Our Board reviews and determines base salary levels and potential changes on an as-needed basis. The base salaries for our named executive officers did not change in the 2024 fiscal year, except Mr. Cairo’s base salary which was increased from $334,750 to $450,000 on October 1, 2023. The base salary for each of the named executive officers during the 2024 fiscal year was as follows:

Named Executive Officer	2024 Fiscal Year Base Salary
Darko Dejanovic	$1,500,000
Alberto Cairo	$450,000
Jing Liao	$550,000
John Suchecki	$425,000
Nihar Malik	$450,000

Our Board believes that the base salaries appropriately reflect each named executive officer’s relative experience, skills, knowledge, past performance, and responsibilities. In setting base salaries, our Board has historically, in consultation with the Chief Executive Officer for all executive officers other than the Chief Executive Officer, taken into consideration our overall financial and operating performance in the prior year, our company-wide target for base salary increases for all employees, competitive salary information, inflation, changes in the scope of an executive officer’s job responsibilities, other components of compensation, and other relevant factors.

As described above, we entered into a Secondment Agreement with Vista Management. We currently reimburse Vista Management for 95% of the annual base salary, bonus, and benefits Vista Management provides to Mr. Dejanovic. In respect of Mr. Dejanovic’s base salary and his monthly benefit premiums that were paid by Vista Management during Vista Management’s fiscal year ended December 31, 2023, we reimbursed $1,346,472 to Vista Management during our 2024 fiscal year and will reimburse $122,407 to Vista Management during our 2025 fiscal year.

Annual Cash Incentives

In addition to receiving base salaries, each of our named executive officers, other than Mr. Dejanovic, is eligible to receive an annual incentive payment each year pursuant to our annual bonus plan. Our annual bonus plan is designated to create a link between executive compensation and our annual performance and to reward the named executive officers when we meet our annual performance goals.

Historically, we have set target bonus amounts for our named executive officers on an annual basis, or at the commencement of a named executive officer’s hire. These amounts are usually expressed as an amount in cash determined on an individual basis as a percentage of base salary, which we felt was appropriate based on individual negotiations with each named executive officer and considering factors such as compensation opportunities that these executive officers were foregoing from their prior employees, the executive officer’s anticipated role critically relative to others at the Company, and the determination of our Chief Executive Officer.

Under our 2024 fiscal year Annual Incentive Plan (which we refer to as the “Annual Incentive Plan”), the annual bonus reflects two sets of performance factors—corporate performance, consisting of revenue and Adjusted EBITDA, and individual performance. Our Board may, in its sole discretion, determine the funding of the Annual Incentive Plan based on our performance and require minimum and maximum levels of achievement of financial performance for our named executive officers to be eligible to receive any annual bonus. The actual amount of the bonus pool that is funded is determined by the Board based on the satisfaction of such pre-established corporate performance metrics. The allocation of the funded bonus pool among the participants may be adjusted upward or downward by our Chief Executive Officer in his sole discretion, based on each participant’s individual performance and taking into consideration many strategic factors that may materially benefit the success of the company, subject to approval by our Board. Our Chief Executive Officer may grant an annual bonus to a participant even if the minimum company financial performance metrics are not achieved. In general, we consider our company goals for the 2024 fiscal year to have been challenging, but achievable. The Board will determine the overall Company financial performance under the Annual Incentive Plan for the 2024 fiscal year during the 2025 fiscal year. Our Chief Executive Officer will then assess the performance of our named executive officers, other than our Chief Executive Officer, on an individual and collective basis, based upon their contributions to the success of our operational, financial, and product strategy transformation activities during the 2024 fiscal year. These individual performance assessments will then be reviewed and ratified by the Board. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for more information regarding our calculation of Adjusted EBITDA.

For the 2024 fiscal year, the target incentive payout amounts for each of the named executive officers, other than Mr. Dejanovic, were as follows:

Named Executive Officer	Annual Incentive Target (% of Base Salary)	Base Salary ($)	Bonus Amount Earned ($)(1)
Darko Dejanovic	—	—	—
Alberto Cairo	75%	$450,000	—
Jing Liao	100%	$550,000	—
John Suchecki	50%	$425,000	—
Nihar Malik	75%	$450,000	—

(1)	The amounts reported in this column represent annual incentive bonuses payable for the 2024 fiscal year under the Annual Incentive Plan, which have not yet been determined.

Mr. Dejanovic is eligible to earn a discretionary annual bonus from Vista Management, which is calculated and paid on a calendar year basis. In accordance with the Secondment Agreement, we will reimburse Vista Management $3,800,000 in respect of Mr. Dejanovic’s bonus that was paid by Vista Management during Vista Management’s fiscal year ended December 31, 2023.

Long-Term Incentives

Our Board believes that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our Board believes that equity-based compensation awards enable us to attract, motivate, retain, and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of stock options (which we refer to as “Options”) pursuant to the 2016 Plan and one or more underlying award agreements and, in the case of Ms. Liao, restricted stock units (which we refer to as “RSUs”) pursuant to the 2016 Plan and one or more underlying award agreements.

In general, each named executive officer (other than Ms. Liao) was provided with an equity grant in the form of Options when he joined the Company and in the form of RSUs for Ms. Liao, in each case, based upon his or her position with us and his or her relevant prior experience. Equity grants have historically been a product of negotiations between the named executive officers and our Board and based on a variety of informal internal factors, including our financial condition and available resources, as well as external considerations, such as the competitive market equity grant size for corresponding positions with comparable geographic areas and companies of similar size and stage of development in our industry. Our Board also considers the named executive officer’s current position with the Company, the size of his or her total compensation package, and the amount of existing vested and unvested equity awards, if any, then held by the named executive officer. No formal benchmarking efforts are made by our Board with respect to the size of equity grants made to our named executive officers. We anticipate that upon completion of this offering, our Compensation Committee will, subject to approval by our Board as deemed necessary by the Compensation Committee, determine the size and terms and conditions of equity grants to our named executive officers in accordance with the terms of the 2024 Omnibus Incentive Plan (which we refer to as the “2024 Plan”).

Historically, 47% of the Options granted to our named executive officers in the 2019 fiscal year are subject to time-based vesting criteria (which we refer to as “Service Options”), 20% of the Options are subject to performance-based vesting criteria (which we refer to as “Value Options”), and 33% of the Options are subject to stretch performance-based vesting criteria (which we refer to as “Stretch Value Options”). Specifically, (i) the Service Options vest as to 25% of the Service Options on the date of grant or a specified vesting commencement date, with an additional 4.6875% vesting on the last day of each calendar quarter over the subsequent four years, (ii) the Value Options vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a threshold total equity return multiple level is achieved, and (iii) the Stretch Value Options vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a target total equity return multiple is achieved, in each case, subject to our named executive officer’s continued service with the Company.

In addition, 50% of the Options granted to our named executive officers in the 2021 fiscal year are Service Options, 25% of the Options are subject to performance-based vesting criteria (which we refer to as “Return Target Options”), and 25% of the Options are subject to quarterly performance-based vesting criteria (which we refer to as the “Value Creation Options”). Specifically, (i) the Service Options vest as to 25% of the Service Options on the first anniversary of the date of grant, with an additional 6.25% vesting on the last day of each calendar quarter over the subsequent three years, (ii) the Return Target Options vest 50% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, but less than a higher specified amount, and 100% vest upon Vista’s achievement of a total equity return multiple equal to or greater than the higher specified amount, and (iii) the Value Creation Options vest if the Adjusted EBITDA for the 12-month period ending on the last day of a quarter equals or exceeds the trailing 12-month Adjusted EBITDA target, in each case, subject to our named executive officer’s continued service with the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for more information regarding our calculation of Adjusted EBITDA. The Service Options granted to Mr. Dejanovic in the 2021 fiscal year vested as to 12.5% of the Service Options on the date of grant, and the balance of the Service Options will vest as to an additional 6.25% of the Service Options on the last day of each calendar quarter thereafter, starting on July 31, 2020, subject to Mr. Dejanovic’s continued service with the Company.

The maximum term of the Options is ten years following the date of grant. Subject to certain exceptions set forth in the applicable award agreement, unvested Options will automatically expire upon the date of a grantee’s termination of employment. Vested Options will generally expire six months following the termination of a grantee’s employment by the Company without cause, by the grantee for good reason, or due to a grantee’s death or disability, and 90 days following the termination of a grantee’s employment for any other reason (other than for cause). All Options (vested and unvested) will be forfeited upon a termination of the grantee’s employment for cause.

The combination of time-based and performance-based vesting of the Options is designed to compensate executive officers for their long-term commitment to us, while motivating sustained increases in our financial performance and helping ensure the stockholders have received an appropriate return on their invested capital.

In October 2022, our Board approved the repurchase of up to 50% of vested Options held by the named executive officers at a price per share equal to $3,000 per share (less the applicable exercise price and any applicable tax withholding) to provide a limited amount of liquidity to our named executive officers. The Company repurchased 50% of the vested Options held by the named executive officers on October 31, 2022, at a price per share equal to $3,000 per share.

The RSUs granted to Ms. Liao in connection with her commencement of employment in the 2022 fiscal year vest as to 8.33% of the RSUs at the end of each three month period following the date of grant over a three year period, subject to Ms. Liao’s continued service with us through each applicable vesting date. Vested RSUs are settled for shares of common stock within 30 days of the applicable vesting date. If Ms. Liao’s employment terminates without “cause”, by Ms. Liao for “good reason”, or due to Ms. Liao’s death or disability, the RSUs that would have vested during the 12-month period immediately following the date of such termination of employment had she remained employed with us during such period will vest.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Mr. Dejanovic did not participate in any benefit plans sponsored by the Company during the 2024 fiscal year. Instead, he received a standard complement of benefits from Vista Management.

Other Practices, Policies, and Guidelines

Employment Agreements with Named Executive Officers

Solera Holdings, Inc. has entered into employment agreements or offer letters, as applicable, with each of our named executive officers (except Mr. Dejanovic), that memorialize each executive’s base salary, target bonus opportunity, and eligibility to participate in our benefit plans generally. In addition to the key terms summarized below, Mr. Suchecki’s employment agreement provides for certain severance benefits upon a resignation by such named executive officer for “good reason” or upon a termination of employment by the Company without “cause” and Mr. Malik’s offer letter provides for certain severance benefits upon a termination of employment by the Company without “cause.” The employment agreements for Ms. Liao and Mr. Cairo do not provide for any severance payments or benefits upon any termination of employment. See “—Potential Payments upon Termination or Change in Control—Employment Agreements and Offer Letters” below for more details regarding the severance benefits that each named executive officer is eligible to receive.

Each named executive officer (except Mr. Dejanovic and Ms. Liao) is party to an Employee Proprietary Information Agreement, which provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of intellectual property, and (iii) non-solicitation and non-hire of employees or consultants during his employment period and for a period of 12 months following termination of such employment. In addition, Messrs. Cairo and Malik are parties to a Non-Competition and Non-Solicitation Agreement, which provides for the following restrictive covenants: (A) a non-competition covenant during his employment period and for a period of 12 months following termination of such employment, (B) non-solicitation of employees and customers during his employment period and for a period of 12 months following termination of such employment, and (C) a non-disparagement covenant during his employment and for a period of two years following termination of such employment. Ms. Liao is party to an Employment and Restrictive Covenants Agreement, which provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of intellectual property, (iii) a perpetual non-disparagement covenant, (iv) a non-competition covenant during her employment period, and (v) non-solicitation of employees and customers during her employment period and for a period of 24 months following termination of such employment.

As described above, we entered into a Secondment Agreement with Vista Management. We currently reimburse Vista Management for 95% of the annual base salary, bonus, and benefits Vista Management provides to Mr. Dejanovic.

Retirement Benefits

We do not have any special executive retirement plans. We sponsor a tax-qualified employee savings and retirement plan, or 401(k) plan, which covers most employees in the U.S. who satisfy certain eligibility requirements relating to minimum age and length of service.

Stockholders Say-on-Pay and Say-on Frequency Vote

Our stockholders will have their first opportunity to cast an advisory vote to approve our named executive officers’ compensation at our next annual meeting of stockholders and to determine the frequency of these advisory votes. In the future, we intend to consider the outcome of the say-on-pay and say-on-frequency votes when making compensation decisions regarding our named executive officers.

Compensation Program Following this Offering

We believe that, following this offering, we will have more flexibility in designing compensation programs to attract, motivate, and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance in relation to a comparator group in the form of publicly traded equity. Accordingly, as described below in “—2024 Omnibus Incentive Plan,” we expect the 2024 Plan to be more suitable for a public company.

While we are still in the process of determining specific details of the compensation program that will take effect following this offering, it is anticipated that our compensation program following this offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

2024 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the 2024 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2024 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other share-based awards, other cash-based awards, substitute awards, and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2024 Plan is based on the form we anticipate will be adopted, but since the 2024 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2024 Plan once adopted, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its approval by our Board and adoption by our stockholders, we will reserve      shares of our common stock (referred to as “our common stock” for purposes of this 2024 Plan description) for issuance under the 2024 Plan. The share reserve will automatically increase on      of each year by     % of the number of shares outstanding on      of the preceding calendar year. In addition, the following shares of our common stock will again be available for grant or issuance under the 2024 Plan:

•	shares subject to awards granted under the 2024 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2024 Plan that otherwise terminate without shares being exercised;

•	shares subject to awards granted under the 2024 Plan issued in assumption of, or in substitution for, outstanding awards granted by an acquired entity; and

•	shares surrendered, cancelled or exchanged for cash, including shares surrendered to pay the exercise price or withholding taxes associated with the award.

Administration

The 2024 Plan will be administered by our Compensation Committee. The Compensation Committee has the authority to construe and interpret the 2024 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2024 Plan may be made subject to “performance goals” and other terms.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2024 Plan. The Compensation Committee

will determine who will receive awards, and the terms and conditions associated with such award. As of     , 2024, there were approximately      active employees and no consultants who would be eligible to participate in the 2024 Plan. Our independent directors will also be eligible to participate in the plan following the consummation of this offering.

Term

The 2024 Plan will terminate on the tenth anniversary of the earlier of (a) the date on which the Board approves the 2024 Plan and (b) the date on which our stockholders approve the 2024 Plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2024 Plan authorizes the award of stock options, stock appreciation rights, restricted shares, performance awards and other share-based and cash-based awards. An aggregate of      shares of our common stock will be available for issuance under awards granted pursuant to the 2024 Plan. For stock options that are intended to qualify as incentive stock options (which we refer to as “ISOs”), under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be     .

Stock Options

The 2024 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, non-employee directors and consultants. The exercise price of each option to purchase our shares of common stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Options granted under the 2024 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation Committee determines. The maximum term of options granted under the 2024 Plan is ten years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the fair market value of shares of our common stock on the date that the stock appreciation rights were granted. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation Committee in its discretion.

Restricted Stock

The Compensation Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation Committee. The Compensation Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions, the satisfaction of a time-based vesting schedule and/or other criteria.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. The Compensation Committee may require the forfeiture of these awards prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Share-Based and Cash-Based Awards

The Compensation Committee may grant other share-based and cash-based awards to participants in amounts and on terms and conditions determined by it in its discretion. Share-based and cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2024 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation Committee. Unless otherwise restricted by our Compensation Committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee. The Compensation Committee may determine that non-ISOs may be transferred to certain family members of an optionee, on terms and conditions specified by the Compensation Committee. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee.

In the event of a change of control (as defined in the 2024 Plan), the Compensation Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the fair market value of each share of common stock subject to such award as of the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

2024 Employee Stock Purchase Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2024 Employee Stock Purchase Plan (the “ESPP”), the material terms of which are summarized below, prior to the completion of this offering. This summary is not a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of   shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on     of each calendar year beginning in      and ending in and including     , by an amount equal to the lesser of (i)     % of the shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our Board, provided that no more than      shares of our common stock may be issued under the Section 423 Component. In no event will more than the reserved shares of our common stock be available for issuance under the ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

We expect that all of our employees and employees of any designated subsidiary, as defined in the ESPP, will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under our ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Stock will be offered under the ESPP during offering periods. Each offering will consist of an offering period commencing on the first day of the calendar quarter following the end of the immediately preceding offering period. The plan administrator may, at its discretion, choose a different length of the offering period not to exceed      months. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase date for each offering period will be the final trading day in the offering period. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to     % of their eligible compensation. No employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $     worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be     % of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last trading day of the offering period. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and rights granted under the ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of certain transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) an adjustment to the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Summary Compensation Table

The following table sets forth the compensation award to, earned by, or paid to our named executive officers during the 2024 fiscal year.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Option Awards (3)	Stock Awards (4)	Non-Equity Incentive Plan Compensations (5)	All Other Compensation (6)	Total
Darko Dejanovic	2024	$1,500,000	$4,000,000	$—	$—	$—	$10,489	$5,510,489
Chief Executive Officer	2023	$1,500,000	$4,000,000	$—	$—	$—	$4,561	$5,504,561
	2022	$1,500,000	$1,500,000	$—	$—	$—	$—	$3,000,000
Alberto Cairo Chief Financial Officer and Managing Director,	2024	$390,159	$—	$—	$—	$—	$54,435	$444,594
North America	2023	$341,188	$—	$—	$—	$300,000	$107,482	$748,670
	2024	$550,000	$—	$—	$—	$—	$56,317	$606,317
Jing Liao	2023	$560,577	$—	$—	$—	$550,000	$117,617	$1,228,194
Chief Administration Officer	2022	$408,270	$5,013,750	$—	$10,370,335	$900,000	$52,056	$16,744,411
	2024	$425,000	$—	$—	$—	$—	$42,410	$467,410
John Suchecki	2023	$433,173	$—	$—	$—	$250,000	$95,353	$778,526
Chief Information and Technology Officer	2022	$380,769	$—	$—	$—	$400,000	$46,761	$827,530
Nihar Malik Chief Product and	2024	$450,000	$—	$—	$—	$—	$55,025	$505,025
Transformation Officer	2023	$458,654	$—	$—	$—	$275,000	$105,258	$838,912

(1)

The amounts reported in the “Salary” column are the salaries actually paid to the named executive officers (other than Mr. Dejanovic) for the 2022, 2023 and 2024 fiscal years. During the 2022, 2023 and 2024 fiscal years, Mr. Dejanovic was employed by Vista Management and seconded to Solera. Vista Management paid $1,500,000 in annual base salary to Mr. Dejanovic during Vista Management’s fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, equivalent to what Mr. Dejanovic’s base salary at Solera is expected to be on a go forward basis, and Mr. Dejanovic participated in various benefit plans through Vista Management. We reimbursed Vista Management for 95% of Mr. Dejanovic’s base salary and his monthly benefit premiums that were paid by Vista Management, in each case during the term of Mr. Dejanovic’s service to Solera. In respect of Mr. Dejanovic’s base salary and his monthly benefit premiums that were paid by Vista Management during Vista Management’s fiscal year ended December 31, 2023, we reimbursed $1,346,472 to Vista Management during our 2024 fiscal year and will reimburse $122,407 to Vista Management during our 2025 fiscal year.

(2)

For Ms. Liao, this amount represents the value of her $4,713,750 signing bonus paid to her on June 18, 2021 and an additional one-time bonus payment of $300,000 paid to her in December of 2021. For Mr. Dejanovic, the amounts reported in the “Bonus” column represent the amount of his bonus from Vista Management earned during Vista Management’s fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023. We will reimburse 95% of the bonus paid to Mr. Dejanovic by Vista Management in respect of Vista Management’s fiscal year ended December 31, 2023.

(3)	No Options were granted to any of our named executive officers in the 2022 fiscal year, 2023 fiscal year or the 2024 fiscal year.
(4)	Represents the aggregate grant date fair values of awards of RSUs and fully vested common stock granted to Ms. Liao in the 2022 fiscal year, computed in accordance with FASB ASC Topic 718.
(5)

The amounts reported in this column represent annual incentive bonuses payable for the 2022 fiscal year and the 2023 fiscal year under the Annual Incentive Plan. We expect the annual incentive bonuses payable for the 2024 fiscal year under the Annual Incentive Plan to be paid during the third quarter of the 2025 fiscal year.

(6)	All Other Compensation for the 2024 fiscal year consisted of the following:

2024 Fiscal Year All Other Compensation Items	Darko Dejanovic (a)		Alberto Cairo		Jing Liao		John Suchecki		Nihar Malik
Medical, dental and vision insurance premiums	—		$21,030		$21,152		3,591		$21,030
Life insurance premiums	—		$712		$712		$1,087		$472
Short- and long-term disability premiums	—		$195		$195		$195		$195
Company 401(k) contributions	—		$10,614		$10,614		$10,614		$7,730
Company HSA contributions	—		$2,470		$1,912		—		$2,968
Misc/Other	$10,489	(b)	$30,028	(c)	$32,346	(d)	$37,537	(e)	$30,360	(f)
Total all other compensation	$10,489		$54,435		$56,317		$42,410		$55,025

(a)	Mr. Dejanovic did not participate in any benefit plans sponsored by the Company during the 2024 fiscal year.
(b)	Represents the value of Mr. Dejanovic’s company physical examination.
(c)	Represents the value of Mr. Cairo’s annual allowance in respect of the 2024 fiscal year.
(d)	Represents the value of Ms. Liao’s annual allowance in respect of the 2024 fiscal year ($31,479) and company physical examination ($867).
(e)	Represents the value of Mr. Suchecki’s annual allowance in respect of the 2024 fiscal year ($32,853) and company physical examination ($4,684).
(f)	Represents the value of Mr. Malik’s annual allowance in respect of the 2024 fiscal year.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our named executive officers during the 2024 fiscal year.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan			All Other Stock Awards; Number of Shares of Stock or Units (#)	Grant Date Fair Value Stock and Option Awards ($)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)
Darko Dejanovic	—	—	—	—	—	—
Alberto Cairo	—	—	337,500	—	—	—
Jing Liao	—	—	550,000	—	—	—
John Suchecki	—	—	212,500	—	—	—
Nihar Malik	—	—	337,500	—	—	—

(1)

Represents potential payouts of non-equity incentive plan awards for the 2024 fiscal year as set forth in our Annual Incentive Plan. Actual amounts paid to our named executive officers (except Mr. Dejanovic) are disclosed in the Summary Compensation Table above under the heading “Non-Equity Incentive Plan Compensation.” There are no threshold levels applicable to our Annual Incentive Plan listed in this table, and none of our equity incentive plan awards contain maximum levels. Mr. Dejanovic is eligible to earn a discretionary bonus from Vista Management, of which Solera currently reimburses Vista Management for 95% of the amount. In accordance with the Secondment Agreement, we will reimburse Vista Management $3,800,000 in respect of Mr. Dejanovic’s bonus that was paid by Vista Management during Vista Management’s fiscal year ended December 31, 2023.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our named executive officers as of March 31, 2024.

			Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable(1)	Number of Securities Underlying Unexercised Unearned Options(2)	Option Exercise Price	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4)
Darko Dejanovic	April 30, 2020	30,625.00	—	—	$1,267.28	April 30, 2030	—	—
Alberto Cairo	July 28, 2020	796.50	125.00	—	$1,267.00	July 28, 2030	—	—
Jing Liao	July 22, 2021	—	—	—	—	—	373.50	$1,106,680.50
John Suchecki	June 23, 2020	6,750.00	500.00	—	$1,267.00	June 23, 2030	—	—
Nihar Malik	December 31, 2018	150.50	—	218.00	$1,255.28	December 31, 2028	—	—
	July 28, 2020	1,195.50	187.50	—	$1,267.00	July 28, 2030	—	—

(1)

The Options disclosed in this column are Service Options that are subject to service-based vesting requirements as follows: (i) Service Options granted in the 2019 fiscal year vest as to 25% of the Service Options on the date of grant or a specified vesting commencement date, with an additional 4.6875% vesting on the last day of each calendar quarter over the subsequent four years and (ii) with respect to all named executive officers other than Mr. Dejanovic, the Service Options granted in the 2021 fiscal year vest as to 25% of the Service Options on the first anniversary of the date of grant, with an additional 6.25% vesting on the last day of each calendar quarter over the subsequent three years, in each case, subject to our named executive officer’s continued service with the Company.

(2)

The Options disclosed in this column are Stretch Value Options granted in the 2019 fiscal year that vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a target total equity return multiple is not achieved.

(3)

The stock awards disclosed in this column are RSUs granted to Ms. Liao in the 2022 fiscal year that are subject to time-based vesting criteria, specifically the RSUs vest as to 8.33% of the RSUs at the end of each three month period following the date of grant over a three year period. Vested RSUs are settled for shares of common stock within 30 days of the applicable vesting date.

(4)	Represents the aggregate grant date fair values of the common shares underlying the RSUs, computed in accordance with FASB ASC Topic 718.

Option Exercises and Stock Vested

No Options were exercised by our named executive officers during the 2024 fiscal year.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension plan sponsored by us during the 2024 fiscal year.

Nonqualified Deferred Compensation

None of our named executive officers participated in a nonqualified deferred compensation plan sponsored by us during the 2024 fiscal year.

Potential Payments upon Termination or Change in Control

We provide severance protections to our executive officers and change of control benefits for certain of our executive officers.

Employment Agreements and Offer Letters

The employment agreement for Mr. Suchecki provides that, upon a termination of the named executive officer’s employment by the Company without “cause” or by the named executive officer with “good reason,” each as defined therein, subject to his execution of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, the named executive officer is eligible to receive certain severance payments and benefits as described below. The offer letter for Mr. Malik provides that, upon a termination of the named executive officer’s employment by the Company without “cause,” as defined therein, subject to his execution of a fully effective release of claims in favor of the Company, the named executive officer is eligible to receive certain severance payments and benefits as described below. For Messrs. Suchecki and Malik, such severance payments and benefits are as follows: (a) six months of base salary continuation and (b) for Mr. Suchecki, solely to the extent approved by the Board, a prorated bonus based on actual performance for the year in which such termination occurs. The employment agreements for Ms. Liao and Mr. Cairo do not provide for any severance payments or benefits upon any termination of employment.

2016 Plan

Under the terms of the award agreements issued to our named executive officers under the 2016 Plan, Service Options and Value Creation Options granted to our named executive officers automatically vest in the event of a “change in control” of the Company (as defined in the 2016 Plan).

In connection with recognition of their performance in implementing the Company’s operational and financial transformation restructuring activities, as well as the acquisition of Omnitracs and DealerSocket, our Board accelerated the vesting of 100% of the named executive officers’ unvested Value Options, Return Target Options and Value Creation Options. The Stretch Value Options have an opportunity to vest in connection with a change in control based on Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a threshold total equity return multiple is achieved, in each case, subject to our named executive officer’s continued service with the Company through such change in control.

Upon a termination of employment or service with the Company due to a termination without “cause,” by the named executive officer with “good reason,” or due to the named executive officer’s death or disability (each such termination, a “Qualifying Termination”), (i) (A) the unvested Service Options granted in the 2019 fiscal year will be forfeited and (B) the Stretch Value Options granted in the 2019 fiscal year will vest using the fair market value of the Company on the date of termination, assuming a “wind up date” (as defined therein) occurs on date of termination, to determine the total equity return multiple, multiplied by a fraction, the numerator of which is the number of complete three-month anniversaries of the date of grant through the termination date, and the denominator of which is 20; (ii) the Service Options granted in the 2021 fiscal year that would have vested during the 12-month period immediately following the termination date had our named executive officers remained employed or engaged by the Company during such period will vest as of the termination date and (iii) the RSUs granted to Ms. Liao that would have vested during the 12-month period immediately following the termination date had Ms. Liao remained employed or engaged by the Company during such period will vest as of the termination date.

The following table sets forth quantitative information with respect to potential payments to each of the named executive officers upon termination in various circumstances, assuming termination on March 31, 2024. The amounts included in the table do not include amounts otherwise due and owing to each applicable named executive officer, such as salary or annual bonus earned to date, or payments or benefits generally available to all salaried employees of the Company.

	Benefit	Termination without Cause or for Good Reason(3)		After Change in Control— Termination without Cause or for Good Reason(3)	Voluntary Termination	Death or Disability
Darko Dejanovic(1)	Cash Severance ($)(2)	—		—	—	—
	Equity Awards ($)	—		—	—	—
Alberto Cairo(1)	Cash Severance ($)(2)	—		—	—	—
	Equity Awards ($)	212,000		212,000	—	212,000
Jing Liao(1)	Cash Severance ($)(2)	—		—	—	—
	Equity Awards ($)	1,106,680	(5)	—	—	1,106,680	(4)
John Suchecki	Cash Severance($)(2)	212,500		212,500	—	—
	Equity Awards ($)	848,000		848,000	—	848,000
Nihar Malik	Cash Severance ($)(2)	225,000		225,000	—	—
	Equity Awards ($)	318,000		318,000	—	318,000

(1)	Messrs. Dejanovic and Cairo and Ms. Liao are not entitled to any severance payments or benefits upon his or her termination of service with the Company for any reason.
(2)

For each named executive officer, the amounts disclosed in this column represent six months of base salary continuation as provided pursuant to his employment agreement or offer letter, as applicable, upon a termination of employment by the Company without cause or, in the case of Mr. Suchecki, by the named executive officer with good reason. See “—Potential Payments on Termination or Change in Control—Employment Agreements and Offer Letters” above for more details regarding the severance benefits that each named executive officer is eligible to receive.

(3)

These amounts reflect the intrinsic value of unvested Options held by each of our named executive officers as of March 31, 2024 that would accelerate upon a change in control of the Company or Qualifying Termination. These amounts are based on a price per share of $2,963, the fair market value of a share of our common stock on March 31, 2024.

(4)

For Ms. Liao, this amount reflects the value of unvested RSUs that would accelerate and vest during the 12-month period following March 31, 2024, if Ms. Liao’s employment terminates without “cause,” by Ms. Liao for “good reason,” or due to Ms. Liao’s death or disability.

DIRECTOR COMPENSATION

We did not pay any compensation or make any equity awards or non-equity awards to any members of our Board during the 2024 fiscal year.

We do not currently have a formal policy with respect to compensation of our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of     , 2024, after giving effect to the Organizational Transactions and this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

The numbers of shares of common stock beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below give effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of common stock beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on      shares of common stock to be issued in connection with this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 1500 Solana Blvd., Building #6, Suite 6300, Westlake, Texas 76262. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Common Stock	% of Common Stock Outstanding	Shares of Common Stock	% of Voting Power Assuming the Underwriters’ Option Is Not Exercised	% of Voting Power Assuming the Underwriters’ Option Is Exercised in Full
5% Shareholders:
Vista Funds(1)
(2)
Named Executive Officers, Directors and Director Nominees:
Darko Dejanovic
Alberto Cairo
John Suchecki
Jing Liao
Nihar Malik
David A. Breach
Maneet Saroya
Clifford K. Chiu
Evelyn Dilsaver
Nicholas Prickel
Yancey Spruill
Frederiek Toney
All executive officers, directors and director nominees as a group (13 individuals)

(1)

Includes    shares of common stock held directly by    for the benefit of certain stockholders, including Vista Equity Partners Fund IV, L.P. (“VEPF IV”) and Vista Equity Partners Fund V, L.P. (“VEPF V”). VEPV IV and VEPV collectively hold voting and dispositive power over the shares held by    . Vista Equity Partners Fund IV GP, LLC

(“Fund IV GP”) is the sole general partner of VEPF IV. Vista Equity Partners Fund V GP, LLC (“Fund V GP”) is the sole general partner of VEPF V. Fund V GP’s senior managing member, VEP Group, LLC (“VEP Group”), is the senior management member of each of Fund V GP and Fund IV GP. Robert F. Smith is the sole director and one of 11 members of Fund IV GP and Fund V GP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of VEPF V and VEPF IV. The Management Company’s sole general partner is VEP Group and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. In connection with the Organizational Transactions, will pledge all of its common stock presented in the table above as collateral in support of one of the SPV Loans. The principal business address of each of , VEPF V, VEPF IV, Fund V GP, Fund IV GP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.
(2)

Consists of     shares of common stock of Solera Corp. held directly by     , a wholly owned subsidiary of KSISH Investments, LLC (“KSISH”), which has voting and investment control over such shares.      is beneficially owned by KSISH; KSISH is beneficially owned by Koch Equity Development, LLC (“KED”); KED is beneficially owned by Koch Investments Group, LLC (“KIG”); KIG is beneficially owned by Koch Investments Group Holdings, LLC (“KIGH”); and KIGH is beneficially owned by Koch Industries, Inc. (“Koch Industries”), in each case by means of ownership of all voting equity instruments. Accordingly, each of KSISH, KED, KIG, KIGH, and Koch Industries (together with     , the “Koch Entities”) may be deemed to beneficially own the shares of Class A common stock held by     . The address of each of the Koch Entities is 4111 East 37th Street North, Wichita, KS 67220. The shares of common stock held by      will be pledged as collateral to secure the SPV Loan to be incurred by     , as borrower, from KSISH Investments, LLC, as lender.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

Related Party Transactions

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain of our shareholders, including Vista. These holders and certain of their affiliates will be entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” All of such holders and certain of their affiliates will be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our common stock held by certain of our shareholders, including Vista and their affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 promulgated under the Securities Act (“Rule 144”) or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, certain Registrable Securities will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Vista. The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. Vista’s nominees must comply with applicable law and stock exchange rules. In addition, Vista shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of Vista’s beneficial ownership at that time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista controls less than    % of the voting power.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers, directors and director nominees. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Relationship with VCG and Companies Controlled by Vista

On June 17, 2019, we and Vista Consulting Group, LLC (“VCG”), an affiliate of Vista, entered into an agreement for consulting services provided related to our operations. Pursuant to this agreement, we have (a) utilized VCG, the operating and consulting arm of Vista, for consulting services and executive recruitment, (b) reimbursed (i) VCG for expenses related to participation by our employees in VCG sponsored events and (ii) certain companies controlled by Vista for certain enterprise software licenses we utilized, and (c) paid to Vista and VCG related fees and expenses. We incurred expenses of $5.6 million, $9.4 million and $4.2 million for the 2024, 2023 and 2022 fiscal years, respectively, in connection with services provided by Vista, Vista’s portfolio companies and VCG. We had an accrued payable to Vista in the amount of $5.3 million and $9.1 million as of March 31, 2024 and March 31, 2023, respectively. Following our initial public offering, we may continue to engage Vista, VCG and Vista’s portfolio companies from time to time, subject to compliance with our related party transactions policy.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note. Interest on the Related Party Note initially accrued at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Interest expense incurred for the fiscal years ended March 31, 2024, 2023, and 2022 totaled $6.8 million, $4.0 million, and 0.6 million, respectively. At inception of the Related Party Note, the principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, was due at maturity on April 13, 2022. The Related Party Note was subsequently amended with the maturity date extended to April 10, 2024 and the interest rate on the Related Party Note accrued interest at a rate per annum approximately equal to SOFR plus a margin of 2.10%. On April 10, 2024, the Company entered into a Third Amended and Restated Intercompany Note that amends and restates the Related Party Note. The amendment served to extend the maturity date to April 9, 2025 and amend the rate at which the note accrues interest to SOFR plus a margin of 2.40%.

Solera Stockholders

Certain minority stockholders of Solera Global Corp.’s international subsidiaries are also commercial purchasers and users of its software and services. Revenue transactions with all of the individual minority stockholders in the aggregate were less than 10% of Solera Global Corp.’s consolidated revenues for the 2024, 2023 and 2022 fiscal years, respectively. Additionally, aggregate accounts receivable from the minority stockholders represent less than 10% of consolidated accounts receivable as of March 31, 2024, 2023 and 2022, respectively.

Secondment

Mr. Dejanovic replaced Jeffrey R. Tarr, our former chief executive officer who stepped down effective as of November 5, 2019, pursuant to a Secondment Agreement, among us, Mr. Dejanovic, and Vista Equity Partners Management, LLC (“Vista Management”), effective as of November 5, 2019, as amended by (i) that First Amendment to Secondment Agreement, dated as of April 30, 2020 and (ii) that Second Amendment to Secondment Agreement, dated as of May 26, 2022 (collectively, the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we currently reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. In accordance with the Secondment Agreement, the Company reimbursed Vista for $8.8 million, $2.0 million and $3.2 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits for the 2024, 2023 and 2022 fiscal years, respectively. Additionally, in connection with the Second Amendment to the Secondment Agreement, we agreed to reimburse Vista an additional $2.9 million in compensation expense paid by Vista Management to Mr. Dejanovic with respect to his period of service from April 1, 2020 through March 31, 2022. Prior to the consummation of this offering, it is expected that Mr. Dejanovic will become an employee of the Company, will cease to be an employee of Vista Management, and the Secondment Agreement will be terminated.

Omnitracs

During the 2024, 2023 and 2022 fiscal years, Omnitracs had sales to Autotrac Comércio e Telecomunicações S/A (“Autotrac”), a Brazilian affiliate of Omnitracs, in the amount of $4.2 million, $3.7 million and $3.0 million, respectively, recorded within revenue on the consolidated statements of loss.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the credit agreements governing our indebtedness. This summary is not a complete description of all of the terms of such credit agreements. The credit agreements setting forth the terms and conditions of our senior secured credit facilities are filed as exhibits to the registration statement of which this prospectus forms a part.

On June 4, 2021, we entered into (i) the First Lien Credit Agreement with a syndicate of lenders and Goldman Sachs Lending Partners LLC, as administrative agent, providing for the First Lien Term Loans in an aggregate principal amount of $3,380 million, €1,200 million and £300 million and the super priority Revolving Credit Facility in an agreement principal amount of $500 million and (ii) the Second Lien Credit Agreement with certain lenders and Alter Domus (US) LLC, as administrative agent, providing for the Second Lien Term Loans in an initial aggregate principal amount of $2,500 million, which amounts in each case may be increased or decreased subject to certain conditions. In addition, the Credit Agreements provide for the ability of the borrowers to incur pari passu secured, junior secured or unsecured incremental facilities, up to certain caps based on leverage ratios, consolidated EBITDA levels and prepayment amounts at such time. On March 1, 2022, we entered into the Increase Joinder and Amendment No. 2 to the First Lien Credit Agreement providing for the Incremental First Lien Term Loans in an aggregate principal amount of $300 million. On May 31, 2023, we entered into the third amendment to the Second Lien Credit Agreement to, among other things, (i) permit the interest in respect of the Second Lien Term Loans accrued from February 28, 2023 to August 31, 2023 (the “PIK Period”) to be paid in kind by adding such accrued and unpaid interest to the principal amount of the Second Lien Term Loans and (ii) increase the applicable margin for the Second Lien Term Loans by 1.00% (or 1.25% during the PIK Period). As of March 31, 2024, the aggregate principal amount held by participating lenders of the Second Lien Term Loans is $2.7 billion.

With respect to the Revolving Credit Facility under the First Lien Credit Agreement, the credit parties thereunder are subject to a springing financial covenant capping the First Lien Leverage Ratio (as defined therein) at 7.00 to 1.00, which is tested quarterly if the aggregate amount of revolving loans, swing line loans and letter of credit obligations outstanding under the Revolving Credit Facility (net of cash collateralized letters of credit and up to $30 million of non-collateralized undrawn letters of credit) exceeds 35% of the total commitments thereunder.

Interest Rates and Fees

Borrowings under the Credit Facilities (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal (x) for borrowings denominated in U.S. dollars, to the highest of (i) the rate last quoted by the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds rate in effect on such day plus 0.50% and (iii) the sum of (a) adjusted SOFR (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for a benchmark rate loan of the same tranche with a one-month interest period plus (b) 1.00% and (y) for borrowings denominated in Euros, adjusted EURIBOR (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for such a benchmark rate loan of the same tranche with a one-month interest period or (2) an adjusted benchmark rate that is subject to, with respect to (w) the Revolving Loans, a 0.00% interest rate floor, (x) the First Lien Term Loans denominated in U.S. dollars, a 0.50% interest rate floor, (y) the First Lien Term Loans denominated in Euros, a 0.00% interest rate floor, and (z) the Second Lien Term Loans, a 1.00% interest rate floor. First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (v) with respect to Revolving Loans (i) that bear interest with respect to a benchmark rate (other than Loans denominated in British pounds sterling), 3.50%, (ii) that bear interest with respect to the base rate, 2.50% and (iii) that are denominated in British pounds sterling, 4.75%, in each case subject to step-downs based on our most recent First Lien Leverage Ratio, (w) with respect to First Lien Term Loans denominated in

U.S. dollars, (i) that bear interest with respect to SOFR, 4.00% (plus a credit spread adjustment of 0.10%) and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (x) with respect to First Lien Term Loans denominated in Euros, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00 and (z) (1) with respect to Second Lien Term Loans held by participating lenders under the third amendment to the Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 9.25% during the PIK Period (which may be payable in kind during the PIK Period) and 9.00% after the expiration of the PIK Period and (ii) that bear interest with respect to the base rate, 8.25% during the PIK Period (and payable in kind during the PIK Period) and 8.00% after the expiration of the PIK Period and (2) with respect to Second Lien Term Loans held by lenders that did not participate in the third amendment to Second Lien Credit Agreement, (i) that bear interest with respect to SOFR, 8.00% and (ii) that bear interest with respect to the base rate, 7.00%. In addition, the “SOFR” and the “Adjusted EURIBOR Rate” are subject to customary hardwired reference rate replacement provisions.

Voluntary and Mandatory Prepayments

Any borrowing under the Credit Agreements may currently be repaid, in whole or in part, at any time and from time to time without premium or penalty other than customary breakage costs. First Lien Term Loans and Second Lien Term Loans (collectively, “Term Loans”) that are repaid may not be reborrowed, but any amounts repaid under the Revolving Credit Facility may be reborrowed.

The Term Loans are also subject to customary mandatory prepayments using the net proceeds received or retained, as applicable, from certain asset sales and dispositions, casualty events, certain debt issuances (in each case, other than with respect to certain debt issuances, subject to certain reinvestment rights of the borrower) and 50% of year-end excess cash, subject to step-downs to 25% and 0% of excess cash flow at certain leverage-based thresholds.

Final Maturity and Amortization

Under the First Lien Credit Agreement, the Revolving Credit Facility will mature on June 4, 2026, and the First Lien Term Loan Facility will mature on June 2, 2028. The principal amount of the First Lien Term Loans is payable in equal quarterly installments of 0.25% of the aggregate principal amount of the First Lien Term Loans outstanding on the closing date of the First Lien Credit Agreement, with the balance due at maturity. Installment payments on the First Lien Term Loan Facility are due on the last date of each quarter.

The Second Lien Term Loan Facility under the Second Lien Credit Agreement will mature on June 4, 2029. The Second Lien Term Loan Facility does not amortize, and the principal amount of the Second Lien Term Loans is payable at maturity in an amount equal to the aggregate outstanding amount on such date.

Guarantees, Covenants and Events of Default

Subject to certain customary exceptions and limitations, all obligations under the Credit Agreements are guaranteed by Polaris Parent, LLC and its restricted subsidiaries, and such obligations under, and the related guarantees of, the First Lien Term Loan Facility and the super priority Revolving Credit Facility are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by the borrower or by any guarantor, and the same assets secure the obligations under, and the related guarantees of, the Second Lien Term Loan Facility pursuant to a perfected second priority security interest.

The Credit Agreements contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated and/or junior secured indebtedness; and limitations on agreements restricting liens and/or dividends.

Part of our growth strategy is to acquire new businesses to complement our existing software and technology capabilities. The covenants in the Credit Agreements may restrict our ability to make acquisitions or enter into business combinations. In connection with permitted acquisitions, the company may generally incur indebtedness to finance an acquisition of any assets, business, product line or other entity (including by way of assuming indebtedness of an acquired entity) up to certain dollar caps as well as indebtedness to provide for indemnification, adjustment of purchase price, earnout or similar obligations. The company may also incur additional indebtedness for general purposes, which may be used for acquisition-related activities, including, based on compliance with certain leverage levels, in uncapped amounts. We may generally make investments in similar, ancillary, complementary, corollary, incidental, or related business, by way of acquisition, merger, loans or otherwise, so long as, in the case of acquisitions of or investments in other entities, such entities become restricted subsidiaries that would be subject to certain restrictions under the Credit Agreements, or, in the case of assets, such assets are granted as collateral to the lenders under the Credit Agreements.

We may also make certain investments in entities or assets that do not become restricted by or granted as collateral for the Credit Agreements pursuant to certain exceptions set forth in the Credit Agreements.

Events of default under the Credit Agreements include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of March 31, 2024, we were in compliance with the terms of the Credit Agreements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate”) and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our common stock, you should read our certificate and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our certificate, and we will adopt our by-laws. Our certificate will authorize capital stock consisting of:

•	1,500,000,000 shares of common stock, par value $0.0001 per share; and

•	50,000,000 shares of preferred stock, with a par value per share that may be established by our Board in the applicable certificate of designations.

We are selling    shares of common stock in this offering (    shares if the underwriters exercise in full their option to purchase additional shares of common stock). All shares of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable. Upon completion of this offering, we expect to have    shares of common stock outstanding (    shares if the underwriters exercise in full their option to purchase additional shares).

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our certificate and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock will vote on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or our certificate.

Under the DGCL, holders of common stock will be entitled to a separate class vote on amendments to our certificate that (i) change the par value of the common stock, or (ii) adversely affect the rights, power and preferences of the common stock.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Forum Selection

Our certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against Solera Corp. or any director or officer thereof arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against Solera Corp. or any director or officer thereof that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board. Our certificate will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of any series of preferred stock to elect additional directors under specified circumstances or otherwise, the number of directors shall initially be eight and, thereafter, will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have eight members.

Shareholder Action by Written Consent. Our certificate will preclude shareholder action by written consent at any time when Vista controls less than 35% in voting power of our outstanding common stock.

Special Meetings of Shareholders. Our certificate and bylaws will provide that, except as required by applicable law, special meetings of our shareholders may be called only by or at the direction of our Board or the chairman of our Board pursuant to a written resolution adopted by the affirmative vote of the majority of the total numbers of directors that our Board would have if there were no vacancies; provided, however, at any time when Vista controls at least 35% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by the chairman of our Board at the written request of Vista. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. Our bylaws will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when Vista controls at least 10% of the voting power of our outstanding common stock, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting (or any supplement thereto) or brought before the meeting by or at the direction of our Board or a committee of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies. Our certificate will provide that a director may be removed with or without cause by Vista; provided, however, that at any time when Vista controls less than 40% in voting power of our outstanding common stock, all directors, including those nominated by Vista, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock entitled to vote thereon, voting together as a single class, at a meeting of the shareholders called for that purpose. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding and except as otherwise set forth in the Director Nomination Agreement, any newly created directorship on our Board that results from an increase in the authorized number of directors and any vacancies on our Board will be filled only by resolution of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by any other matter).

Supermajority Approval Requirements. Our certificate and bylaws will provide that our Board is expressly authorized to make, alter, amend, change or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as Vista controls at least 50% in voting power of our outstanding common stock, any amendment, alteration or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition or repeal. At any time when Vista controls less than 50% in voting power of our outstanding common stock, any amendment, alteration or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate will provide that the following provisions in our certificate may be amended, altered or repealed and any provision be adopted only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold and except as provided below) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders

•

the provisions regarding competition and corporate opportunities (may be amended only by the affirmative vote of at least 80% in voting power of all the then-outstanding shares of stock entitled to vote thereon);

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by our Board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate will provide that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate will provide that, to the fullest extent permitted by law, neither Vista nor any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Solera Corp. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of Solera Corp. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its phone number is (800) 937-5449.

Listing

We have applied to have our common stock approved for listing on the NYSE under the trading symbol “SLRA”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock or other equity or equity-linked securities.

Sale of Restricted Shares

Upon completion of this offering, we will have    shares of common stock outstanding (    shares if the underwriters exercise in full their option to purchase additional shares of common stock). Of these shares of common stock, the    shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining    shares of common stock will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

Persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately    shares immediately after this offering, based on the number of shares of our common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2024 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and other shareholders owning substantially all of our common stock and options or other securities to acquire common stock have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.” Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

However, the SPV Loans will be secured by a pledge of all of the shares of our common stock held by the SPVs, representing     shares of our common stock (    % of the number of shares of our common stock expected to be outstanding upon completion of this offering, or    % if the underwriters’ option to purchase additional shares of common stock is exercised in full). The terms of the SPV Loans will restrict the SPVs from selling the shares of common stock pledged to secure the SPV Loans unless certain coverage ratios and other conditions under the applicable SPV Loan are met at the time of the sale.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of our shareholders, including Vista, in connection with this offering. The Registration Rights Agreement will provide these holders certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, these holders can require us to register under the Securities Act shares of common stock. The Registration Rights Agreement will also provide for piggyback registration rights for certain shareholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or certain electing traders in securities that mark their securities positions to market for tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If any partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS

ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “United States person” for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property (other than pro rata distributions of our common stock) on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions not treated as dividends for U.S. federal income tax purposes will first constitute non-taxable returns of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and thereafter will be treated as capital gains, as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption for effectively connected dividends, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the same rates applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the same rates applicable to a United States person, although such gain will be exempt from the U.S. federal withholding tax described above, provided that such person complies with applicable certification requirements. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our worldwide real property interests and our other assets that are used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends on and gross proceeds (subject to the discussion of proposed Treasury Regulations below) from the disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) establishes an exemption. Similarly, dividends on and gross proceeds from the disposition of our common stock paid to “non-financial foreign entities” (as specially defined under these rules) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. An intergovernmental agreement between the U.S. and the Non-U.S. Holder’s country of residence may modify these requirements. The withholding provisions under FATCA generally apply to dividends paid on our common stock. The U.S. Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of gross proceeds from a sale or other disposition of our common stock, and the preamble of such regulations state that such regulations may be relied upon by taxpayers until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Jefferies LLC
Citigroup Global Markets, Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.
Piper Sandler & Co.
Rothschild & Co US Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C
WR Securities, LLC
KKR Capital Markets LLC
Macquarie Capital (USA) Inc.
Needham & Company, LLC
Nomura Securities International, Inc.

Total

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to an additional      shares of common stock from the Company to cover sales by the underwriters of a greater number of shares of common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to

securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The foregoing restrictions shall not apply with respect to the Company to, among others:

(A) the issuance by the Company of the shares to be sold in the offering;

(B) the issuance by the Company of shares of common stock upon the vesting, exercise or settlement of options or restricted stock units issued pursuant to the Company’s stock option plans existing on the date of the lock-up agreements and described here, or upon the conversion of convertible securities or the exchange of exchangeable securities, in each case outstanding on the date of the lock-up agreements and disclosed here;

(C) the entry into an agreement providing for the issuance by the Company of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by the Company or any of its subsidiaries of the securities, businesses, properties or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, or the issuance of any such securities pursuant to any such agreement;

(D) the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; or

(E) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to the Company’s equity-based compensation plans that are described here or any assumed employee benefit plan contemplated by clause (D);

provided, that in the case of clauses (C) and (D) above, the number of shares of common stock that the Company may sell or issue or agree to sell or issue pursuant to such clauses shall not exceed, in the aggregate, 5% of the total number of shares of common stock issued and outstanding immediately following the first time of delivery, and provided further that in the case of clauses (B) through (D), (1) the Company shall cause each recipient of such securities to execute and deliver to the underwriters, on or prior to the issuance of such securities, a lock-up letter, and (2) the Company shall enter stop transfer instructions with the Company’s transfer agent and registrar on such securities until the expiration of the Company lock-up period.

In the case of our officers, directors, and holders of substantially all of the Company’s common stock, the restrictions described in the paragraph above shall not apply to certain transactions including:

(A) subject to certain limitations, a bona fide gift or gifts;

(B) subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

(C) transfers with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC;

(D) subject to certain limitations, transfers by a corporation to any wholly owned subsidiary of such corporation;

(E) subject to certain limitations, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

(F) subject to certain limitations, transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, purchase, consolidation or other such transaction is not completed, the shares owned by the lock-up party will remain subject to terms of the lock-up agreement;

(G) subject to certain limitations, transfers pursuant to the exercise of an option to purchase shares in connection with the termination of such option;

(H) subject to certain limitations, transfers to the Company for (a) the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for payment of tax withholdings (including estimated taxes) due as a result of the exercise of an option to purchase shares, in each case in connection with the termination of such option pursuant to its terms;

(I) subject to certain limitations, in connection with any transfer, conversion, reclassification, redemption or exchange of any securities in connection with, and as contemplated by, the Organizational Transactions; and

(J) in the case of the SPVs, the pledge or hypothecation of, or the granting of a security interest in the shares of common stock by the SPVs to one or more banks or financial institutions as collateral or security pursuant to the SPV Loans; provided that the documentation relating to the SPV Loans shall provide that such lenders shall not foreclose on, or otherwise transfer, any shares of common stock provided as collateral or otherwise securing the SPV Loans during such 180-day period.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice; provided, however, that if the release is granted for one of our officers or directors, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and we are obligated to announce the impending release or waiver by press release through a major news service or other method permitted by applicable laws and regulation at least two business days before the effective date of the release or waiver.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for listing on the NYSE under the trading symbol “SLRA”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $   . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $50,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, an affiliate of Goldman Sachs & Co. LLC acts as administrative agent and lender under the Revolving Credit Facility and the First Lien Term Loan Facility, and affiliates of each of Morgan Stanley & Co. LLC and Jefferies LLC are also lenders thereunder. In addition, affiliates of certain of the other underwriters are lenders under the Revolving Credit Facility, the First Lien Term Loan Facility and/or the Second Lien Term Loan Facility. As a result, such affiliates have received or will receive customary fees and expenses, and will also receive a portion of the net proceeds of this offering used to repay outstanding loans under such facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their clients, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Lenders under the Second Lien Term Loan Facility have committed to provide, substantially concurrently with the consummation of this offering and subject to the satisfaction of certain closing conditions, the SPV Loans in an aggregate principal amount totaling approximately $    million to the SPVs in exchange for the extinguishment of our Second Lien Term Loan Facility (excluding the capitalized accrued and unpaid interest, which will be repaid in cash using a portion of the proceeds of this offering). The SPV Loans will be secured under certain security and pledge agreements by a pledge of all of the shares of common stock held by the SPVs, representing    shares of our common stock (   % of the number of shares of our common stock expected to be outstanding upon completion of the offering, or    % if the underwriters’ option to purchase additional shares of common stock is exercised in full). See “Organizational Transactions” for further information. The lenders are expected to receive customary expense reimbursements in connection with the SPV Loans. The financial terms of the agreements governing the SPV Loans are being negotiated on an arm’s-length basis by the SPVs and the lenders. We will not be party to the credit agreements governing the SPV Loans or the related security and pledge agreements, but we expect to deliver letter agreements to each of the lenders in which we will, among other things, agree not to take any actions that are intended to hinder or delay the exercise of any remedies by the lenders under the terms of the agreements governing the SPV Loans. The lock-up agreements between the underwriters and the SPVs will include an exception to allow for the pledge of the shares of common stock held by the SPVs to the lenders under the SPV Loans, so long as the lenders agree not to foreclose on or cause the sale of the pledged shares during the 180 days following the date of this prospectus absent a waiver of the restriction in the lock-up agreement.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the U.K. at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation (as defined below);

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Solera Global Corp. as of March 31, 2024 and 2023, and for each of the three years in the period ended March 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, https://www.solera.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Solera Global Corp. and Consolidated Subsidiaries – Consolidated Financial Statements as of March 31, 2024 and for the Fiscal Year Ended March 31, 2024

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of March 31, 2024 and 2023	F-3
Consolidated Statements of Loss for the fiscal years ended March 31, 2024, 2023, and 2022	F-4
Consolidated Statements of Comprehensive Loss for the fiscal years ended March 31, 2024, 2023, and 2022	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the fiscal years ended March 31, 2024, 2023, and 2022	F-6
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2024, 2023, and 2022	F-9
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Solera Global Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Solera Global Corp. and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, stockholders’ equity (deficit), and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes and the schedule listed in the Index at Item 16 (ii) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred Income Tax Assets—Refer to Notes 2 and 15 to the Financial Statements

Critical Audit Matter Description

The Company’s deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. The Company makes assessments of the likelihood that deferred tax assets will be realizable using the more-likely-than-not standard. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. If it is determined that deferred tax assets do not meet the more-likely-than-not standard, the Company establishes a valuation allowance. When permitted, significant judgment is exercised relating to the projection of future taxable income. As of March 31, 2024, the Company had gross deferred tax assets of $1,206 million and valuation allowances of $1,154 million.

We identified the realizability of deferred tax assets as a critical audit matter because of the significant judgments and estimates made related to the timing of future reversals of deferred tax assets and liabilities. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s methodologies and estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the realizability of deferred tax assets based on the timing of future reversals of deferred tax assets and liabilities included the following, among others:

•

With the assistance of our income tax specialists, we evaluated the reasonableness of the methods, significant assumptions, and judgments used by management to determine whether it was more likely than not that the Company would be able to realize its deferred tax assets.

•	We tested the Company’s methodologies for scheduling the reversal of existing taxable and deductible temporary differences.

•	We evaluated whether the estimates considered when determining future taxable income were consistent with the evidence obtained in other areas of the audit.

/s/ Deloitte & Touche

Dallas, Texas

June 28, 2024

We have served as the Company’s auditor since 2006.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except shares amounts)

	March 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$163,472	$214,825
Accounts receivable, net of allowance for credit losses of $57,855 and $70,414 at March 31, 2024 and March 31, 2023, respectively	413,499	356,806
Other receivables, net of allowance for credit losses of $336 and $675 at March 31, 2024 and March 31, 2023, respectively	27,315	33,513
Prepaid assets	86,421	141,895
Other current assets	204,416	193,798

Total current assets	895,123	940,837
Property and equipment, net	108,870	129,135
Goodwill	6,608,067	6,579,202
Intangible assets, net	1,489,877	1,756,577
Other noncurrent receivables, net of allowance for credit losses of $1,918 and $4,147 at March 31, 2024 and March 31, 2023, respectively	15,256	39,386
Other noncurrent assets	209,842	205,036
Deferred income tax assets	68,814	100,852

Total assets	$9,395,849	$9,751,025

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$216,294	$182,113
Accrued expenses and other current liabilities	470,699	472,354
Deferred revenue	254,592	227,977
Income taxes payable	44,515	64,485
Current portion of long-term debt	53,555	53,497
Current operating lease liabilities	14,282	16,822

Total current liabilities	1,053,937	1,017,248
Long-term debt, net	8,088,603	7,985,381
Operating lease liabilities, net of current portion	36,576	46,571
Related party note	94,848	88,021
Other noncurrent liabilities	326,652	339,294
Deferred income tax liabilities	155,441	174,846

Total liabilities	9,756,057	9,651,361
Commitments and contingencies (Note 16)
Mezzanine equity:
Redeemable noncontrolling interest	142,857	140,898

Total mezzanine equity	142,857	140,898
Stockholders’ equity (deficit)
Class A Common Stock, $0.0001 par value, 1,500,000,000 shares authorized; 2,578,521 and 2,577,255 shares issued and outstanding at March 31, 2024 and March 31, 2023, respectively	—	—
Class V Common Stock, $0.0001 par value per share, 150,000,000 shares authorized; 0 shares issued and outstanding at March 31, 2024 and 2023, respectively	—	—
Additional paid-in-capital	3,061,332	3,056,646
Accumulated deficit	(3,540,308)	(3,068,736)
Accumulated other comprehensive loss	(243,165)	(271,184)

Total Solera Global Corp. stockholders’ deficit	(722,141)	(283,274)
Noncontrolling interests	219,076	242,040

Total stockholders’ deficit	(503,065)	(41,234)

Total liabilities, mezzanine equity and stockholders’ equity (deficit)	$9,395,849	$9,751,025

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

(Dollars in thousands, except shares amount)

	Fiscal Years Ended March 31,
	2024	2023	2022
Revenues	$2,444,150	$2,360,387	$2,205,076
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	967,934	959,293	846,612
Selling, general and administrative expenses, excluding depreciation and amortization	465,099	516,930	609,770
Acquisition and related costs	11,809	70,230	88,987
Depreciation and amortization	398,812	437,824	400,828
Asset impairment charges	3,698	11,713	15,855
Restructuring charges and other costs associated with exit and disposal activities	5,117	6,688	16,088

Total operating expenses	1,852,469	2,002,678	1,978,140

Operating income	591,681	357,709	226,936
Other expense (income), net	7,300	(2,378)	(20,283)
Interest expense, net	938,473	690,828	465,032

Loss before income taxes	(354,092)	(330,741)	(217,813)
Income tax provision	132,177	49,821	59,979

Net loss	(486,269)	(380,562)	(277,792)
Net income (loss) attributable to noncontrolling interests	(14,697)	(6,029)	1,937

Net loss attributable to Solera Global Corp.	$(471,572)	$(374,533)	$(279,729)

Per Share Data
Net loss per share attributable to common shareholders-basic and diluted	$(182.92)	$(145.35)	$(124.36)
Weighted average common shares outstanding-basic and diluted	2,578,006	2,576,773	2,526,851

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Dollars in thousands, except shares amount)

	Fiscal Years Ended March 31,
	2024	2023	2022
Net loss	$(486,269)	$(380,562)	$(277,792)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of income tax expense (benefit) of $0, $0, $1,036, respectively	37,787	(78,105)	(163,904)
Change in funded status of defined benefit pension plans, net of income tax expense (benefit) of ($2,171), $3,163, and $1,411, respectively	(5,616)	7,279	4,113

Total other comprehensive income (loss)	32,171	(70,826)	(159,791)

Total comprehensive net income (loss)	(454,098)	(451,388)	(437,583)
Comprehensive income (loss) attributable to noncontrolling interests	(10,545)	(15,625)	(19,068)

Comprehensive income (loss) attributable to Solera Global Corp.	$(443,553)	$(435,763)	$(418,515)

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock - Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity
Balance at April 1, 2021	2,067,000	$—	$1,212,706	$(2,414,474)	$(71,166)	$(1,272,934)	$7,423	$(1,265,511)
Net income (loss)	—	—	—	(279,729)	—	(279,729)	(6,710)	(286,439)
Other comprehensive loss	—	—	—	—	(138,786)	(138,786)	(11,122)	(149,908)
Share-based compensation expense	14,120	—	25,766	—	—	25,766	—	25,766
Reclassification of liability awards	—	—	(4,662)	—	—	(4,662)	—	(4,662)
Paid-in-kind dividends gross up -PIK_Series A Preferred Stock	—	—	(22,255)	—	—	(22,255)	—	(22,255)
Paid-in-kind dividends gross up -PIK_Series B Preferred Stock	—	—	(12,266)	—	—	(12,266)	—	(12,266)
Issuance of shares for DealerSocket	214,929	—	643,617	—	—	643,617	—	643,617
Settlement of equity awards, net of withholding tax	50,657	—	(16,496)	—	—	(16,496)	—	(16,496)
Contributions to NCI	—	—	(2,190)	—	—	(2,190)	2,190	—
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(6,434)	(6,434)
Revaluation of redeemable noncontrolling interests	—	—	6,095	—	—	6,095	—	6,095
Acquisition of minority interest	—	—	—	—	—	—	(1,552)	(1,552)
Exercise of warrants	102,639	—	259,036	—	—	259,036	—	259,036
Acquisition of Omnitracs	127,196	—	861,877	—	—	861,877	194,819	1,056,696
Acquisition of Spireon	—	—	115,449	—	—	115,449	97,051	212,500

Balance at March 31, 2022	2,576,541	$—	$3,066,677	$(2,694,203)	$(209,952)	$162,522	$275,665	$438,187

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock - Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Shareholders’ Equity
Balance at April 1, 2022	2,576,541	$—	$3,066,677	$(2,694,203)	$(209,952)	$162,522	$275,665	$438,187
Net loss	—	—	—	(374,533)	—	(374,533)	(13,266)	(387,799)
Other comprehensive loss	—	—	—	—	(61,232)	(61,232)	(6,880)	(68,112)
Share-based compensation expense	451	—	66	—	—	66	—	66
Reclassification of liability awards	—	—	(489)	—	—	(489)	—	(489)
Settlement of Solera restricted stock units	1,888	—	(399)	—	—	(399)	—	(399)
Contributions to (transfers from) NCI	—	—	19,770	—	—	19,770	(19,770)	—
Settlement of RSU’s	(1,625)	—	—	—	—	—	—	—
SAF minority contribution, net	—	—	—	—	—	—	16,770	16,770
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(10,479)	(10,479)
Revaluation of redeemable noncontrolling interests	—	—	(28,979)	—	—	(28,979)	—	(28,979)

Balance at March 31, 2023	2,577,255	$—	$3,056,646	$(3,068,736)	$(271,184)	$(283,274)	$242,040	$(41,234)

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock - Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity
Balance at April 1, 2023	2,577,255	$—	$3,056,646	$(3,068,736)	$(271,184)	$(283,274)	$242,040	$(41,234)
Net loss	—	—	—	(471,572)	—	(471,572)	(22,599)	(494,171)
Other comprehensive gain (loss)	—	—	—	—	28,019	28,019	4,857	32,876
Share-based compensation expense	450	—	—	—	—	—	—	—
Omnitracs performance unit issuance	—	—	—	—	—	—	13,332	13,332
Reclassification of liability awards	—	—	7,011	—	—	7,011	—	7,011
Exercise of stock options, net of withholding tax	816	—	(300)	—	—	(300)	—	(300)
SAF minority contribution, net	—	—	—	—	—	—	(7,005)	(7,005)
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(11,549)	(11,549)
Revaluation of redeemable noncontrolling interests	—	—	(2,025)	—	—	(2,025)	—	(2,025)

Balance at March 31, 2024	2,578,521	$—	$3,061,332	$(3,540,308)	$(243,165)	$(722,141)	$219,076	$(503,065)

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands except shares amount)

	Fiscal Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(486,269)	$(380,562)	$(277,792)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	398,812	437,824	400,828
Share-based compensation expense	—	66	25,766
Deferred income tax (benefit) loss	14,387	(27,473)	(16,493)
Change in fair value of warrants and other embedded liabilities	—	—	25,515
Change in fair value of other derivative financial instruments	7,142	82,566	(26,669)
Realized gain net of proceeds on the early termination of derivative instrument	—	(23,544)	—
Loss on extinguishment of debt	—	—	111,413
Amortization of debt discount and amortization of debt issuance costs	19,640	42,644	22,888
Non-cash foreign currency losses (gains)	8,890	4,967	(132,317)
Asset impairment charges	3,698	11,713	15,855
Paid-in-kind interest	194,542	4,043	624
Other	55,934	32,230	12,638
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
Increase in accounts receivable	(91,202)	(14,623)	(57,568)
Increase (decrease) in other assets	67,781	(86,215)	(90,472)
Increase (decrease) in accounts payable	34,506	80,755	(17,183)
Increase (decrease) in accrued expenses and other liabilities	(23,939)	(4,105)	211,168

Net cash provided by operating activities	203,922	160,286	208,201

Cash flows from investing activities:
Capital expenditures	(39,259)	(56,112)	(61,425)
Acquisitions and capitalization of intangible assets	(71,183)	(78,916)	(52,119)
Proceeds from payments on held-to-maturity loans	7,566	5,224	—
Proceeds from sale of assets	—	—	2,168
Proceeds from sale of business	—	4,300	—
Originations of held-to-maturity loans	(26)	(57,606)	—
Return of escrow on business acquisition	—	3,162	—
Acquisitions of businesses, net of cash acquired	—	—	(570,096)

Net cash used in investing activities	(102,902)	(179,948)	(681,472)

Cash flows from financing activities:
Proceeds from debt issuance	—	—	7,958,643
Proceeds from related party note	—	—	83,355
Proceeds from withdrawal of revolver	265,000	348,000	655,000
Repayment of revolver	(317,000)	(235,000)	(360,000)
Payment of debt issuance costs	—	—	(99,960)
Repayments of long-term debt	(54,087)	(52,849)	(5,807,467)

	Fiscal Years Ended March 31,
	2024	2023	2022
Payment of accrued purchase consideration	(19,040)	(150,057)	(21,405)
Proceeds from financial asset acquisitions, net of principal payments	—	—	(2,263)
Sale of noncontrolling interest in subsidiary	—	20,088	—
Return of capital to minority investor	(7,005)	(3,318)	—
Payment of dividends to noncontrolling interests	(18,811)	(21,916)	(14,517)
Redemption of preferred stock	—	—	(1,959,595)
Payment for withholding tax related to exercise of stock options	(300)	(399)	(16,496)

Net cash (used in) provided by financing activities	(151,243)	(95,451)	415,295

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,346)	(19,095)	(17,146)

Net change in cash and cash equivalents and restricted cash	(51,569)	(134,208)	(75,122)
Cash and cash equivalents and restricted cash, beginning of period	221,792	356,000	431,122

Cash and cash equivalents and restricted cash, end of period	$170,223	$221,792	$356,000

Supplemental cash flow information:
Cash paid for interest	$669,861	$650,013	$401,384
Cash paid for income taxes	$91,948	$85,012	$59,480
Supplemental disclosure of non-cash investing and financing activities:
Accrued capital expenditures	$131	$555	$—
Accrued purchase consideration	$—	$—	$201,571
Fair value of equity consideration for acquisition of businesses	$—	$—	$1,187,618
Fair value of equity consideration for acquisition of noncontrolling interest	$—	$—	$19,976
Paid-in-kind interest	$(194,542)	$(4,043)	$(624)
Paid-in-kind dividends gross-up PIK-Series A Preferred Stock	$—	—	(22,255)
Paid-in-kind dividends gross-up PIK-Series B Preferred Stock	$—	—	(12,266)
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$163,472	$214,825	$348,150
Restricted cash included in other current assets	2,414	2,623	3,281
Restricted cash included in other noncurrent assets	4,337	4,344	4,569

Total cash and cash equivalents and restricted cash	$170,223	$221,792	$356,000

See accompanying notes to consolidated financial statements.

SOLERA GLOBAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

Organization and Formation

Solera Global Corp. (the “Company”) was formed as a Delaware corporation on August 20, 2021 and had no assets or operations prior to December 27, 2021. On December 27, 2021, Solera Global Holding Corp. merged into a newly formed entity, SGHC Merger Sub, LLC (“SGHC Merger Sub”), a wholly-owned subsidiary of Solera Global Corp., with the SGHC Merger Sub being the surviving entity following the merger operating under the name Solera Global Holding, LLC. In consideration for the merger, Solera Global Corp. issued Class A Common Stock, par value $0.0001 per share in exchange for each share of common stock, par value $0.001 per share of Solera Global Holding Corp. In addition, each award under the Solera 2016 Stock Option Plan (the “2016 Plan”), was exchanged for one Solera Global Corp award. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

In addition to the transaction discussed above, the Company represents a consolidation of two entities that completed a common control merger on June 4, 2021 that were both historically controlled by Vista Equity Partners Fund V L.P., a Delaware limited partnership (“Vista”), an investment fund affiliated with Vista Equity Partners Management, LLC.

The first of the two entities is Solera Global Holding Corp., which, along with its legacy subsidiaries are referred to in this report collectively as “Solera”. On September 13, 2015, Solera Holdings, Inc. (Solera’s predecessor ultimate parent entity) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Summertime Holding Corp. (“Solera Parent”) and Summertime Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Solera Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the condition set forth therein, on March 3, 2016, Merger Sub merged with and into Solera Holdings, Inc. (the “Merger”), with Solera Holdings, Inc. surviving the Merger as an indirect wholly-owned subsidiary of Solera Parent. Solera Parent and Merger Sub were formed by an affiliate of Vista prior to the Merger. Solera Parent Holding, LLC and subsidiaries, formerly known as Summertime Holding, LLC, a limited liability company and a wholly-owned subsidiary of Solera Parent, was incorporated on August 28, 2015 to facilitate the Merger. On October 4, 2016, Solera Parent changed its name from Summertime Holding Corp. to Solera Global Holding Corp. At the time, Vista held a majority interest in Solera Global Holding Corp.

The second entity is Ousland Holdings, Inc. (“DealerSocket”), an affiliate of Vista. Vista historically held a majority interest in Ousland Holdings, Inc. which includes Ousland Intermediate Holdings, Inc. and subsidiaries. Solera and DealerSocket were historically under common control of Vista and Vista had the ability to control each of the companies and manage and operate the companies through the same fund manager and their respective boards of directors. Thus, Vista has the ultimate controlling interest in the companies. On June 4, 2021, Solera and DealerSocket completed a merger as a common control transaction and as a result, the historical financial statements of the companies and their consolidated subsidiaries have been consolidated retrospectively in these consolidated financial statements. The outstanding preferred and common stock of DealerSocket was exchanged with 214,929 shares of Solera’s common stock, which is discussed further below.

Concurrent with this common control merger on June 4, 2021, Solera Global Corp., through Solera Global Holding Corp. and its subsidiaries, acquired a controlling interest in Omnitracs Topco, LLC (“Omnitracs”), a leading fleet management platform, in an all stock transaction with related parties of Vista. Omnitracs is a voting interest entity and under the control of Solera Global Corp. through its subsidiaries. Refer to Note 3 “Business Combinations,” for additional discussion.

Description of Businesses

Solera, headquartered in Westlake, Texas is a leading global provider of SaaS solutions to the vehicle lifecycle ecosystem, providing asset intelligence that accelerates business success for our customers. Solera has achieved the leadership position through many decades of solving mission critical business challenges. Solera’s products combine AI-powered software, proprietary datasets, and machine learning to help automate business critical workflows including claims processing, vehicle diagnostics and parts services, dealer management, and commercial fleet management. Our SaaS solutions are delivered through our four platforms: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions. Solera is active in over 120 countries across six continents.

DealerSocket is an automotive technology platform that helps auto dealerships in the United States, Canada and India improve profitability through a fully integrated suite of marketing, sales, service, customer experience, dealer management system, data mining, websites, digital retail and inventory management solutions. The technology solutions and related services are provided through a hosting environment, which allows customers to access this proprietary software platform through the internet at any time.

Omnitracs is a provider of full-suite fleet management and routing software solutions for commercial vehicles. Omnitracs provides software and SaaS fleet management solutions to businesses in the United States and internationally. Additionally, Omnitracs serves private fleets, service fleets, and dedicated carriers, as well as truckload, less-than-truckload, and parcel and delivery industries; and wholesale distributors and local service companies. Omnitracs provides a portfolio of compliance, productivity, routing and dispatch, safety and security, transportation management and data/analytics solutions to all of its customer segments. Refer to Note 3 “Business Combinations,” for additional details.

Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“U.S. GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). The operating results for the fiscal years ended March 31, 2024, 2023, and 2022 are not necessarily indicative of the result that may be expected for any future periods.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its wholly-owned and majority-owned subsidiaries and are presented in accordance with Accounting Standard Codification (“ASC”) 805-50, Business Combination – Related Issues, which requires retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. As such, prior period financial information has been recast. The recast financial statements reflect consolidation of DealerSocket’s historical financial results by Solera. In addition, on June 4, 2021 and prospectively, the consolidated results additionally include the financial results of Omnitracs. Furthermore, the prior period consolidated financial statements have been recast to reflect the December 27, 2021 reorganization transaction under common control. Please refer to Note 3 “Business Combinations,” for further information related to Omnitracs.

All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain immaterial reclassifications have been made to prior periods in the Consolidated Balance Sheet, Consolidated Statements of Cash Flows, Note 8 “Other Financial Statement Captions,” Note 15 “Provision for (Benefit from) Income Taxes,” and Note 20 “Segment Information,” to conform with current reporting.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes.

Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates. The reported amounts of assets, liabilities, revenues and expenses are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for credit losses, fair value of derivatives (including warrants and dividend received deduction gross ups), valuation of goodwill and intangible assets, amortization life of intangibles, restructuring liabilities, liabilities under defined benefit plans, right-of-use liability, share-based compensation, valuation of redeemable noncontrolling interests, purchase price allocations and income taxes.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of 90 days or less at the time of purchase are considered cash equivalents. Cash equivalents at March 31, 2024 and 2023 consisted primarily of money market funds and bank certificates of deposit. The carrying amounts approximate fair value due to the short maturities of these instruments. Restricted cash is classified as current and noncurrent assets in the consolidated balance sheets based on the expected timing of the end of the restrictions.

Accounts Receivable and Allowance for Credit Losses

The Company’s accounts receivable are recorded according to contractual agreements and primarily represent amounts invoiced to customers. Accounts receivable are recorded at net realizable value or the amount expected to be received from the customer. The Company records accounts receivable and deferred revenue when advanced billing occurs. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for credit losses is estimated based on the Company’s historical losses, the existing economic conditions, and the financial stability of the Company’s customers. The Company considers receivables past due based on the contractual payment terms. Amounts determined to be uncollectible are charged or written off against the allowance for credit losses.

The Company’s finance receivables portfolio consists of near-prime and non-prime automobile finance receivables, which are acquired from dealers at a nonrefundable discount or premium from the contractual principal amount. Finance receivables are classified as held for investment and carried at amortized cost, net of the allowance for credit losses. For finance receivables, charge-off is at the earlier of the date of repossession, 120 days past due, or when information becomes available in which the Company has determined a credit loss to be probable. Finance receivables are collateralized by vehicle titles, and the Company has the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract.

The Allowance for Credit Losses on finance receivables is measured based on a current expected loss framework, which means that it is not necessary for a loss event to occur before a credit loss is recognized. Management’s estimate of expected credit losses is based on an evaluation of relevant information about past events, the historical performance of comparable loan pools, current conditions, and reasonable and supportable forecasts that affect the future collectability of the reported amounts.

Concentrations of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. We may hold cash in excess of FDIC insurance limits, but our cash and cash equivalents are generally held with large, diverse financial institutions worldwide to reduce the amount of exposure to any single financial institution. We generally do not require collateral to secure accounts receivable. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers, the short duration of our payment terms, and by the diversification of our customer base. No single customer accounted for 10% or more of our total revenues in fiscal 2024, 2023 or 2022 or 10% or more of our accounts receivable as of March 31, 2024 or 2023.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in operating expenses.

The Company’s estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of useful life or remaining lease term
Data processing equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 6 years
Software licenses	3 to 5 years

Internal Use Software

Costs incurred in the development of internal use software during the application development stage are capitalized and included in Intangible Assets, net on the consolidated balance sheets. Such capitalized costs include costs directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point the project is substantially complete and is ready for its intended purpose. The costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. Additionally, internal costs related to minor upgrades and enhancements are expensed, as it is impractical to separate these costs from normal maintenance activities. The Company is amortizing the internal use software on a straight-line basis over an estimated useful life of two-to-ten years.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination.

Goodwill is not amortized, but instead is tested for impairment annually or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

Goodwill is tested for impairment annually at a reporting unit level beginning with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, or if we elect to bypass the qualitative assessment, the Company performs a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the carrying value of that reporting unit. If the carrying value of a reporting unit exceeds the estimated fair value of that reporting unit, an impairment loss is recognized for the excess, limited to the amount of goodwill allocated to the reporting unit. The Company also considers income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company performs its annual goodwill assessment as of January 1 of each fiscal year. We have four reporting units, which are aligned with our operating segments, Vehicle Claims, Vehicle Solutions, Vehicle Repairs and Fleet Solutions. We elected to perform a qualitative assessment of goodwill for the Vehicle Claims, Vehicle Solutions, and Vehicle Repairs reporting units for the fiscal year ended March 31, 2024, and elected to bypass the qualitative assessment for the Fleet Solutions reporting unit and therefore performed the quantitative assessment for this reporting unit. There were no impairments for the fiscal years ended March 31, 2024, 2023, and 2022.

Impairment of Indefinite-Lived Intangible Assets

Indefinite-lived intangibles consist of certain trademarks and tradenames and are tested annually for impairment as of January 1 of each fiscal year and in interim periods if events or circumstances indicate that the carrying amount may be impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired (i.e., the asset’s carrying amount exceeds its fair value). If indefinite-lived intangibles were deemed more likely than not to be impaired, then the Company would proceed to the quantitative analysis which includes estimating the fair value of the relevant intangible assets and comparing it to the carrying value to determine whether the indefinite-lived intangibles were, indeed, impaired. We performed a qualitative assessment of indefinite-lived intangible assets for fiscal year ended March 31, 2024 and determined that it is not more likely than not that the fair value is less than its carrying amount. There were no impairments for fiscal years ended March 31, 2024, 2023 and 2022.

Impairment of Long-Lived Assets

The Company’s intangible assets with finite lives primarily consist of internally developed software and intangible assets acquired in business combinations including customer relationships, trademarks, and technology and content. The Company amortizes intangible assets with finite lives acquired in business combinations on an accelerated basis to reflect the pattern in which the economic benefits of the intangible asset are consumed.

Long-lived assets, including intangible assets with finite lives. right-of-use assets, and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. Long-lived assets are considered to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If an asset is deemed to be impaired, the amount of the impairment loss represents the excess of the asset’s carrying value over its estimated fair value.

The Company recorded asset impairment charges of $3.7 million, $11.7 million, and $15.9 million for the fiscal years ended March 31, 2024, 2023, and 2022 respectively, which includes write-downs related to right-of-use assets for the fiscal years ended March 31, 2024 and 2023 and related to write-downs of capitalized internally developed software and fixed assets for all three years. See Note 6 “Leases,” for additional information regarding impairment of right-of-use assets.

Revenue Recognition

The Company derives revenue from four primary sources: (1) software-as-a-service (“SaaS”) offerings; (2) other intellectual property (“IP”) based licenses; (3) software and data maintenance and support; and (4) business process outsourcing services (“BPaaS”).

The Company determines revenue recognition through the following steps, which are described in more detail below:

•	Identification of the contract or contracts with a customer;

•	Identification of the performance obligation(s) in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligation(s) in the contract; and

•	Recognition of revenue when, or as, a performance obligation is satisfied.

Agreements with customers often include multiple performance obligations, and these performance obligations are sometimes included in separate contracts. The Company considers an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

At contract inception, the Company assesses the product offerings or bundle of product offerings in their contracts to identify performance obligations that are distinct. A performance obligation is distinct when separately identifiable from other items in a bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify the performance obligations, the Company considers all of the product offerings promised in the contract.

The Company determines the transaction price based on the amount of consideration to which they expect to be entitled in exchange for transferring products or services to a customer. Certain of the Company’s contracts with customers contain variable consideration, which exists when the amount the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as usage-based fees. In instances when estimation is required, the Company estimates variable consideration in its contracts primarily using the most likely amount method by considering the single most likely amount in a limited range of possible consideration amounts. The Company develops estimates of variable consideration on the basis of historical information, current trends, and any other specific knowledge about future periods (e.g. customer plans to increase usage). For example, the Company’s contracts oftentimes contain a Service Level Agreement (“SLA”) promising a certain percentage of uptime or a maximum response time or other guarantees. Because history has shown the Company typically meets its SLA promises and any penalties incurred have been insignificant, the Company does not adjust the transaction price for SLA penalties as a significant revenue reversal is not probable. Variable consideration is constrained and not included in the transaction price when the Company believes a significant cumulative revenue reversal is probable (e.g., rebates and refunds). In addition, the Company’s long-term contracts (i.e., longer than one year) generally do not include a significant financing component. For contracts less than one year, the Company has elected to apply the practical expedient at ASC 606-10-32-18 to avoid adjusting the transaction price for a financing component when the period between the transfer of the promised good or service and related customer payment is one year or less.

Once the transaction price is determined, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the products or services to the customer (the “allocation objective”). As needed, the Company evaluates whether the allocation objective is met in a transaction by comparing the contractually-stated price to the stand-alone selling price (“SSP”) for each performance obligation.

In general, the Company prices products and services in contracts by applying discounts to the list price. List price is discounted generally by product regardless of any bundles purchased by the customer.

In the limited circumstances where list price cannot be used to determine SSP, the Company will utilize other observable prices or apply an estimation approach in order to determine SSP. SSP may be estimated using judgment considering all reasonably available information, such as market conditions, entity-specific factors, and information about the customer or class of customer. The Company maximizes the use of observable inputs and consistently applies its methods to estimate SSP of products or services with similar characteristics.

Revenues are recognized when the Company satisfies its respective performance obligations under the terms of a contract when control over the products and services is transferred to the customer.

The following describes the nature of the Company’s primary types of revenues and the revenue recognition policies and significant payment terms as they pertain to the types of transactions entered into with the Company’s respective customers.

SaaS Offerings

The Company offers SaaS solutions to customers that purchase remote access to their software and its functionality. SaaS solutions are sold by the majority of the Company’s entities across all the major geographies in which they operate. The primary SaaS solution sold by the Company is a vehicle claims workflow management platform that assists insurance companies and vehicle repair shops with various aspects of the claims process.

For the SaaS offerings, the nature of the promise to the customer is to stand ready to provide continuous access to the Company’s application platforms, and in some cases, to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the SaaS offering is generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. The Company typically satisfies its SaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended evenly throughout the period and customers benefit consistently throughout the contract term. As such, when SaaS is priced on a fixed-fee basis, revenue is recognized ratably over the contract period. Certain SaaS offerings contain variable payments based upon the number of transactions processed in a given period. The Company has evaluated variable payment terms related to its SaaS offerings and concluded that these payments generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized in the period when the control of the performance obligation is transferred to the customer.

The Company offers certain SaaS solutions with both offline and online functionality. Cloud-based solutions which include offline functionality represent approximately one quarter of the Company’s total revenues. The Company evaluates the nature of the products to determine whether they represent two distinct performance obligations, or a single performance obligation. If the software license element of the product has limited functionality without the SaaS and is highly interdependent and interrelated with the SaaS, the Company treats the bundle as a single SaaS performance obligation. The total revenue generated from the Company’s Claims Management System, which was accounted for as a single performance obligation, was $525.4 million, $481.1 million, and $471.6 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The total revenue generated from the Body Shop Management System and Vehicle Valuation System, each of which was accounted for as a single performance obligation, was immaterial for each period presented, respectively.

SaaS—Fleet Management Services

The Company provides fleet management services to certain customers that are primarily comprised of satellite or wireless communications hardware with embedded software and related monthly recurring messaging, wireless, and application subscription-based services and, in certain instances, extended or non-standard warranty services.

The satellite and wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation is based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both proprietary and will not function with third-party devices or software; the functionality of the combined solution is transformative since the features of the hardware and the applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e., collecting data and analyzing such data to provide fleet management services). Neither is merely additive to the other as there is no stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company has determined that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate. Rather, the average life of the hardware is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the fleet management services. In cases where the initial contract term is less than five years, a portion of the total contract consideration received represents a material right under which the Company promises to provide fleet management services on a discounted basis for the remaining useful life of the hardware. As such, for contract durations of less than 5 years, there are two performance obligations, a combined performance obligation for the hardware and subscription representing fleet management services, and a material right to renew fleet management services on a discounted basis. The amount allocable to the fleet management service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between the hardware useful life of 5 years and the initial contract term.

SaaS—Vehicle Intelligence Services

The Company provides vehicle intelligence services to certain customers that are primarily comprised of wireless communications hardware with embedded software and related application and subscription-based services.

The wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation is based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both propriety and will not function with third-party devices or software; the functionality of the combined solution is transformative since the features of the hardware and applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e. collecting data and analyzing such data to provide vehicle intelligence services). Neither is merely additive to the other as there is not stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company has determined that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate. Rather, the average service life of the hardware during which vehicle intelligence services are provided is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the vehicle intelligence services. In cases where the initial contract term is less than the expected in-service life of the hardware, a portion of the total contract consideration received represents a material right under which the Company promises to provide vehicle intelligence services on a discounted basis for the remaining in-service life of the hardware. As such, for contract durations less than the average in-service life, there are two performance obligations, a combined performance obligation for the hardware and subscription representing vehicle intelligence services, and a material right to renew vehicle intelligence services on a discounted basis. The amount allocable to the vehicle intelligence service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between expected hardware in-service life and the initial contract term.

Other IP-based Licenses

The Company licenses subsets of the data contained in its proprietary databases. The licensed data includes information on vehicle repair, diagnostic, service and maintenance, and vehicle part interchangeability. This data is sold to repair shops, salvage yards and tool manufacturers. Customers download the raw data to be used either locally or integrated into their own products and services. The licensed data is sold as a term license with updates or refreshes to the data occurring throughout the contract term. In certain instances, the nature of the data is dynamic and the frequent updates are integral to the value of the product. For these, the Company has concluded that although the data downloads are licenses by nature, they are akin to SaaS, and to be recognized over time. Otherwise, the licenses generally have significant stand-alone functionality to the customer upon delivery. The nature of the Company’s promise in granting the license to the data to a customer is to provide the customer a right to use the Company’s IP, and these licenses are generally considered distinct performance obligations. Therefore, revenue allocated to these IP-based licenses is typically recognized at a point in time upon delivery of the data.

Software and Data Maintenance and Support

The software and other IP-based licenses are typically sold with coterminous maintenance (i.e., a “subscription”). This service is bundled together with the licensed product for one combined price. Software and data maintenance include updates and version upgrades as well as technical support provided via phone, website or dedicated support technicians. Other IP-based product maintenance includes refreshes or updates of the raw data subset(s) downloaded by the customer. The Company satisfies the maintenance performance obligation over the contract term because the customer is expected to benefit from the service consistently throughout the contract. As such, revenue allocated to maintenance performance obligations is recognized ratably over the relevant contract terms as it represents a stand-ready performance obligation comprised of a series of distinct daily services.

BPaaS

The Company provides various BPaaS to customers that purchase access to the services on an as-needed basis. These services are primarily sold to insurance companies and vehicle dealerships.

The nature of the Company’s promise to the customer is to stand ready to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the services are generally viewed as stand-ready performance obligations comprised of a series of distinct daily services. The Company typically satisfies its BPaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended throughout the period given the nature of the promise is a stand-ready service. BPaaS is generally priced on a per transaction fee basis. The Company has evaluated its variable payment terms related to its BPaaS performance obligations and concluded that the fees generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized on the day in which the fees become billable to the customer.

Contract Costs

Contract costs primarily consist of sales commissions that are incremental to obtaining a contract with a customer. Additionally, contract costs include costs associated with the hardware sold to customers in connection with fleet management and vehicle intelligence services which represent a cost of fulfilling the combined performance obligation contract in accordance with ASC 340-40 Other Assets and Deferred Costs—Contracts with Customers. These costs are capitalized and recorded in other current assets and other noncurrent assets in the accompanying consolidated balance sheets. Those capitalized costs are amortized over the expected period of benefit, either commensurate with the recognition of revenue for the underlying products or services as the performance obligations are satisfied or over the shorter of the estimated customer life or estimated life of the technology provided in the underlying contract. The Company elected the ASC 606 policy election to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Sales and Related Taxes Collected

Sales and related taxes collected from customers and remitted to various governmental agencies are excluded from reported revenues in the consolidated statements of loss.

Cost of Revenues, Excluding Depreciation and Amortization

The Company incurs cost of revenue primarily through acquiring, managing, and delivering its offerings. These costs include personnel, information technology, data acquisition, and occupancy costs, as well as implementation and other professional services costs. Total research and development costs included within Cost of Revenues were $109.3 million, $147.0 million, and $171.1 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Acquisition and Related Costs

Acquisition and related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets, and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature, and incentive compensation arrangements with continuing employees of acquired companies.

Foreign Currency Translation and Transactions

The functional currencies of the Company’s foreign subsidiaries are generally the country’s local currency. Assets and liabilities of the subsidiaries are translated into U.S. Dollars at exchange rates in effect at the reporting date. Amounts classified in stockholders’ deficit are translated at historical exchange rates. Revenue and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. Foreign currency transaction gains or losses, whether realized or unrealized, are reflected in the consolidated statements of loss within Other expense (income), net.

Income Taxes

The Company is a corporation and, as a result, is subject to federal and state income taxes in the United States and certain foreign jurisdictions (primarily in France, Germany, Switzerland, Netherlands, Mexico, and Canada). Omnitracs Topco, LLC is treated as a partnership for United States federal income tax purposes and therefore does not pay federal income tax on its taxable income. Instead, the Omnitracs Topco, LLC members are liable for federal income tax on their respective shares of the Company’s taxable income reported on the members’ United States federal income tax returns.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

In determining income for financial statement purposes, the Company must make estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the ability to recover the Company’s deferred tax assets, the Company considers all available positive and negative evidence including past operating results, the existence of cumulative losses in the most recent years, and the forecast of future taxable income. In estimating future taxable income, the Company develops assumptions, including the amount of future state, federal, and non-U.S. pre-tax operating income; the reversal of temporary differences; and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage the underlying businesses.

The Company believes that it will generate sufficient future taxable income in the appropriate jurisdictions to realize the tax benefits related to the net deferred tax assets on the consolidated balance sheets. However, any reduction in future taxable income, including any future restructuring activities, may require the Company to record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings. Conversely, a decrease in the valuation allowance would reduce income tax expense recorded in the future.

The Company determines whether it is more likely than not that a tax position will be sustained upon the technical merits of the position. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. The Company adjusts these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in an expense that is significantly different from the current estimate of the tax liabilities.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple jurisdictions. Changes in tax laws and rates could affect recorded deferred tax assets.

In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”). The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance allows companies to make an accounting policy election to either (i) account for GILTI as a component of tax expense in the period in which they are subject to the rules (the period cost method), or (ii) account for GILTI in the Company’s measurement of deferred taxes (the deferred method). After completing the analysis of the GILTI provisions, we elected to account for GILTI using the period cost method.

Redeemable Preferred Stock

The Company classifies its conditionally redeemable preferred shares, which are subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity in the mezzanine section of the consolidated balance sheets, in accordance with the guidance enumerated in FASB ASC No. 480-10 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock.

The preferred shares, which are redeemable preferred securities, are reported at their current liquidation preference amount. Redeemable securities initially are recorded at their fair value minus the initial issue discount minus any bifurcated financial instruments and then are subsequently adjusted for changes in the preferred stock value in accordance with the following guidelines:

•

When an equity instrument is not currently redeemable, but it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), then changes in the redemption value are recognized as they occur, and the carrying amount of the instrument is adjusted to equal the current redemption value. An increase in the carrying amount of the instrument reduces income available to common shareholders in the calculation of earnings per share.

•

When the liquidation preference increases on preferred shares in a form of a dividend it is added to the preferred stock carrying amount and reduces income available to common shareholders in the calculation of earnings per share. The preferred shares were redeemed during the fiscal year ended March 31, 2022 refer to additional discussion in Note 7 “Mezzanine Equity.”

Financial Instruments and Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, (ASC 820) defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a transaction measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date.

The ASC 820 three-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies, as follows:

•	Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

•

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

•

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Derivatives

Derivatives to mitigate interest and foreign exchange rates risks are recorded in the consolidated balance sheets at fair value. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company did not have any derivative instruments designated as hedges. Derivative instruments not designated as hedges are marked-to-market at the end of each period with changes in fair value recognized in earnings.

Warrants

The Company evaluated the Solera Series A Warrants and Series B Warrants (collectively, the “Warrants”) under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded that they do not meet the criteria to be indexed to the Company’s own stock. Specifically, the settlement amount under the Warrants may be adjusted by items that are not permissible under the indexation guidance. As such, the Warrants do not meet the criteria under ASC 815-40 to be classified in equity. The Warrants are accounted for as a derivative liability because they contain a cash settlement provision and other bifurcated embedded derivatives classified as a liability. They are initially measured at issue-date fair value, and subsequently remeasured at each reporting period, with the resulting adjustment recognized as other income or expense. If upon the occurrence of an event resulting in the warrant liability or the embedded derivative liability being subsequently classified as equity, the fair value will be adjusted on such date-of-occurrence, with such date-of-occurrence fair value adjustment recognized as other income or expense, and then it will be classified as equity at such date-of-occurrence adjusted fair value. The Warrants were settled during the fiscal year ended March 31, 2022. Refer to Note 12 “Derivative Financial Instruments,” for additional information.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs were $38.2 million, $30.6 million, and $19.1 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Share-Based Compensation

Expenses related to share-based payment awards are recorded in the period to which the services rendered for these awards relate. These awards are in the form of stock options, restricted stock, restricted stock units (“RSUs”) and profits interests. Shares of common stock issued upon exercise of stock options will be from previously unissued shares. The grant date fair value of stock options and profits interests with vesting contingent upon the achievement of service and performance conditions are estimated using the Black-Scholes option pricing models. The grant date fair value of RSUs and restricted stock is determined based upon the fair value of the underlying common shares.

Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of service conditions is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period. Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of performance conditions is recognized on an accelerated attribution method over the requisite service period when it is probable that the performance condition will be satisfied. The Company accounts for forfeitures when they occur.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility. The estimate of the expected term of options granted was determined using estimates of timing to a potential change of control transaction. The expected volatility is based on the volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size and financial leverage. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

Loss Per Share

The Company calculates basic loss per share by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net loss by the weighted average number of diluted shares, as calculated under the treasury stock method, which includes the potential effect of dilutive common stock equivalents, such as options to purchase common shares, and contingently issuable shares. If the entity reports a net loss, rather than net income for the period, the computation of diluted loss per share excludes the effect of dilutive common stock equivalents, as their effect would be anti-dilutive.

Guarantees

A liability is recognized for the fair value of any guarantees at the inception of a guarantee.

Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM is the Company’s Chief Executive Officer (“CEO”).

Under the provision of ASC 280, Segment Reporting, the Company has determined that there are four reportable segments: Vehicle Claims, Vehicle Solutions, Vehicle Repairs, and Fleet Solutions. See Note 20 “Segment Information,” for further information.

Variable Interest Entity (“VIE”)

Solera Auto Finance, LLC (“SAF”), a wholly owned subsidiary of the Company, provides financing solutions to the non-prime segment of used car buyers. The business was launched in March 2022 and is primarily funding loan originations with cash. In September 2022, SAF executed a transaction with a third-party investor to obtain financing on a defined pool of previously originated loans with an unpaid principal balance of $25 million (the “Loans”, and broadly, the “Loan Transaction”). To affect the Loan Transaction, SAF established two subsidiaries, SAF Depositor, LLC (“Depositor”) (wholly-owned by SAF) and SAF SFG1, LLC (“SFG1”). An unrelated third party investor holds 100% of Class A and B units, and 75% of Class C units; the remaining 25% of Class C units and 100% of Class D units are indirectly held by the Company through its subsidiaries. SFG1 is considered a VIE because holders of its equity at risk lack the characteristics of a controlling financial interest. Specifically, holders of equity at risk do not have the power, through voting or similar rights, to direct the activities that most significantly affect SFG1’s performance. The Company has determined that it has the power to direct the activities of the VIE that most significantly impact its economic performance, and the Company has the obligation to absorb losses of and the right to receive benefits from the VIE that could potentially be significant to it. The Company therefore determined that it is the primary beneficiary of the VIE, and as a result, the Company consolidates the VIE. Total assets held by SFG1 were $10.8 million as of March 31, 2024.

New Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard addresses the risks from the discontinuation of the London Interbank Offered Rate (LIBOR) and provides optional expedients and exceptions to contracts, hedging relationships and other transactions that reference LIBOR if certain criteria are met. This guidance previously was effective and could be applied beginning March 12, 2020 through December 31, 2022. In January 2021 the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. This standard clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This standard defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. This guidance is effective and may be applied beginning January 7, 2021 through December 31, 2024. The Company does not expect any material impact of adoption of the standards on the consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842):Common Control Arrangements. This standard simplifies the analysis of the legally enforceable terms and conditions for arrangements between entities under common control. Additionally, this standard changes this guidance with respect to leasehold improvements associated with leases between entities under common control. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect any material impact of adoption of this standard on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the standard on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard aims to enhance the transparency and decision usefulness of income tax disclosures. This guidance is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the standard on the consolidated financial statements.

3.	Business Combinations

The Company had no acquisitions during the fiscal years ended March 31, 2024 and 2023.

Fiscal Year 2022

Omnitracs Acquisition

On June 4, 2021, the Company completed the acquisition of 92.28% of the equity of Omnitracs for total purchase consideration of $975.1 million. Consideration consisted of 119,281 shares of Solera common stock and 7.8% of the equity of DealerSocket, LLC and Solera, LLC, which hold the operating assets of DealerSocket and Solera, respectively. Subsequent to the close of the transaction, on June 7, 2021, the Company provided additional consideration of 7,915 shares of Solera common stock with the fair value of $20.0 million, to acquire additional units of Omnitracs representing an additional 0.22% interest in Omnitracs.

Upon completion of an initial public offering, the remaining existing equity holders of Omnitracs will have the option to exchange their remaining ownership in Omnitracs for 291,494 shares of Class A common stock of Solera Global Corp. at a future date. The consummation of the transaction resulted in Solera Global Corp. holding an over 90% controlling interest in the aggregate combined Solera, DealerSocket and Omnitracs operating entities. The acquisition costs incurred in the Omnitracs acquisition were $2.6 million which are recorded in acquisition and related costs in the consolidated statements of loss.

The Omnitracs transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Omnitracs had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The following table summarizes the fair values of the assets acquired and liabilities assumed at the transaction date (in thousands):

Fair value of consideration transferred	$975,118

Estimated fair value of assets acquired:
Cash and cash equivalents	32,998
Accounts receivables, net	75,134
Other current assets	51,061
Property, plant and equipment	31,348
Intangible assets	788,040
Deferred income tax assets	4,141
Other noncurrent assets	67,408

Total assets acquired	1,050,130
Estimated fair value of liabilities assumed:
Accounts payable	32,547
Accrued expenses and other current liabilities	125,355
Current portion of long term debt	31,707
Long-term debt	1,042,811
Other noncurrent liabilities	126,753
Deferred income tax liabilities	50,106

Total liabilities assumed	1,409,279
Total identifiable net assets (liabilities)	(359,149)
Noncontrolling interest in Omnitracs	(81,577)
Goodwill	1,415,844

Fair value of consideration transferred	$975,118

The excess of the total equity value of Omnitracs (equal to the sum of fair value of consideration transferred and fair value of the noncontrolling interest) over net assets acquired was recorded as goodwill. The fair value of the noncontrolling interest in Omnitracs was determined to be $81.6 million as of the transaction date. Noncontrolling interest was measured based upon application of the pro rata share of Omnitracs equity not acquired by the Company to the total fair value of Omnitracs equity outstanding at the transaction date. Based upon terms of the purchase agreement, the Company determined that no discount for lack of marketability was required in the determination of fair value for the noncontrolling interest. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is $108.0 million.

Subsequent to the initial purchase price allocation for Omnitracs, the Company further evaluated the tax structure of Omnitracs, resulting in a determination that the Company would be able to undertake a tax-free liquidation of certain subsidiaries as necessary. This change resulted in a measurement period adjustment related to deferred tax liabilities and goodwill.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	22,000	5	5
Technology	329,440	5-6	5
Customer relationships	436,600	20	20

Total identified intangible assets	$788,040

Intangible assets acquired as a result of the Omnitracs acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair value of Customer relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

eDriving Acquisition

On June 1, 2021, the Company acquired 100% of the equity of eDriving, LLC (“eDriving”). eDriving helps organizations around the world to reduce incidents, collisions, injuries, license violations, carbon emissions, and total cost of fleet ownership through its patented digital driver risk management programs. Total fair value of purchase consideration was $233.0 million, consisting of $202.4 million in cash paid at closing, $25.0 million in deferred cash consideration paid on the one-year anniversary of the transaction, and contingent consideration of $5.7 million. Identifiable net assets acquired consisted predominantly of intangible assets of $76.7 million and goodwill of $159.7 million. eDriving is immaterial to the results of operations of the Company.

ENData Acquisition

On December 1, 2021, the Company acquired 100% of the equity of ENData Pty Ltd. (“ENData”). ENData is a leader in the Australian property claims market. Total fair value of purchase consideration was $18.9 million Australian dollars (AUD) paid at closing. The USD equivalent purchase consideration was approximately $13.5 million.

Identifiable net assets acquired consisted predominantly of intangible assets of $7.1 million and goodwill of $7.2 million. ENData is immaterial to the results of operations of the Company.

Spireon Acquisition

On March 1, 2022, the Company, through a subsidiary of Omnitracs, acquired 100% of the equity of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. (collectively, “Spireon”) from Spireon Holdings, L.P. Total fair value of purchase consideration was $776.3 million, consisting of $393.2 million in cash paid at closing, a deferred cash payment of $125.0 million due on September 1, 2022, fair value contingent consideration of $45.6 million, payable in first quarter of calendar year 2023 in an amount not to exceed $87.5 million and tied to achievement of revenue and profitability metrics for calendar year 2022, and 24,221.57 Class A Units of

Omnitracs Topco, LLC, representing fair value consideration of $212.5 million. The acquisition costs incurred in the Spireon acquisition were $5.8 million which are recorded in acquisition and related costs in the consolidated statements of loss.

The Spireon transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Spireon had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The Company determined the fair values of the assets acquired and liabilities assumed at the transaction date. During the fiscal year ended March 31, 2023, the Company performed additional analysis regarding the nature and status of remaining unsatisfied performance obligations on acquired customer contracts and as a result has revised the preliminary fair value of acquired deferred revenue and associated deferred income taxes, with a corresponding adjustment to goodwill. The following table summarizes the purchase price allocation (in thousands):

Fair value of consideration transferred	$776,251

Estimated fair value of assets acquired:
Cash and cash equivalents	5,867
Accounts receivables, net	16,754
Other current assets	32,447
Property, plant and equipment	19,016
Intangible assets	504,620
Other noncurrent assets	4,117

Total assets acquired	582,821
Estimated fair value of liabilities assumed:
Accounts payable	14,025
Accrued expenses and other current liabilities	64,156
Deferred income tax liabilities	91,548
Other noncurrent liabilities	49,557

Total liabilities assumed	219,286
Total identifiable net assets (liabilities)	363,535
Goodwill	412,716

Fair value of consideration transferred	$776,251

The excess of the total equity value of Spireon over net assets acquired was recorded as goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is zero.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	60,500	1.5-Indefinite	4
Technology	134,270	9.5	9.5
Customer relationships	309,850	15-20	19.6

Total identified intangible assets	$504,620

Intangible assets acquired as a result of the Spireon acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair value of Customer relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

Unaudited Pro Forma Financial Information

The amounts of revenue and earnings of Omnitracs included in the Company’s consolidated statement of loss from the acquisition date to the period ending March 31, 2022 are as follows (in thousands):

June 4, 2021 to March 31, 2022
Revenues	$412,788
Loss before income taxes	$(27,040)

The amounts of revenue and earnings of Spireon included in the Company’s consolidated statement of loss from the acquisition date to the period ending March 31, 2022 are as follows:

March 1, 2022 to March 31, 2022
Revenues	$19,986
Loss before income taxes	$(1,056)

The following unaudited pro forma financial information consolidates the unaudited consolidated results of operations as if the acquisition of Omnitracs and Spireon had occurred as of April 1, 2020 (in thousands):

Year Ended March 31, 2022
	Consolidated	Omnitracs	Spireon	Pro Forma Consolidated
Revenues	$2,205,076	$87,420	$151,091	$2,443,587
Depreciation and amortization	400,828	31,855	42,046	474,729
Interest expense, net	465,032	—	45,925	510,957
Loss before income taxes	$(217,813)	$(12,292)	$(95,728)	$(325,833)

The amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Omnitracs and Spireon to reflect additional depreciation, amortization, and other purchase accounting adjustments assuming the fair value adjustments to the property and equipment and intangibles assets and other purchase accounting adjustments have been applied on April 1, 2020.

4.	Intangible Assets and Goodwill

Intangible Assets

Intangible assets consist of the following (in thousands):

	Weighted Average Remaining Useful Life	March 31, 2024			March 31, 2023
		Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortized intangible assets:
Internally developed software	5.8	$458,130	$(317,952)	$140,178	$417,027	$(287,739)	$129,288
Purchased customer relationships	5.6	1,671,664	(851,474)	820,190	1,667,106	(718,292)	948,814
Purchased trade names and trademarks	1.6	73,165	(63,192)	9,973	72,991	(52,909)	20,082
Purchased technology and databases	2.1	1,695,191	(1,500,261)	194,930	1,686,221	(1,350,206)	336,015

		3,898,150	(2,732,879)	1,165,271	3,843,345	(2,409,146)	1,434,199
Intangible assets not subject to amortization:
Purchased trade names and trademarks with indefinite lives		324,606	—	324,606	322,378	—	322,378

		$4,222,756	$(2,732,879)	$1,489,877	$4,165,723	$(2,409,146)	$1,756,577

Amortization of intangible assets totaled $342.3 million, $386.3 million, and $362.8 million for fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Estimated future amortization expense related to intangible assets subject to amortization at March 31, 2024 is as follows (in thousands):

2025	$274,138
2026	194,987
2027	132,432
2028	98,480
2029	81,231
Thereafter	384,003

Total	$1,165,271

Goodwill

Prior to the reorganization under common control and Omnitracs Acquisition in June 2021, the Company consisted of two operating and reportable segments, Solera and DealerSocket. Solera consisted of multiple geographically based reporting units while DealerSocket consisted of a single reporting unit. During the second quarter of fiscal year 2022, following the completion of these transactions, the Company re-evaluated its operating segments and reporting units, resulting in identification of four operating and reportable segments, each of which consists of a single reporting unit, as described in Note 2 “Summary of Significant Accounting Policies.” In connection with this change in reporting units, the Company performed a reallocation of goodwill on a relative fair value basis.

The activity for goodwill for the years ended March 31, 2024 and March 31, 2023 are as follows (in thousands):

	Vehicle Claims	Vehicle Solutions	Vehicle Repair	Fleet Solutions	Total
Balance at April 1, 2023	$2,265,538	$1,866,544	$783,226	$1,663,894	$6,579,202
Foreign currency translation effect for the fiscal year ended March 31, 2024	20,516	10,301	(3,025)	1,073	28,865

Balance at March 31, 2024	$2,286,054	$1,876,845	$780,201	$1,664,967	$6,608,067

	Vehicle Claims	Vehicle Solutions	Vehicle Repair	Fleet Solutions	Total
Balance at April 1, 2022	$2,321,528	$1,835,199	$790,912	$1,693,069	$6,640,708
Foreign currency translation effect for the fiscal year ended March 31, 2023	(55,990)	(2,808)	(7,686)	(25,456)	(91,940)
Measurement period adjustments	—	34,153	—	(335)	33,818
Current period divestitures	—	—	—	(3,384)	(3,384)

Balance at March 31, 2023	$2,265,538	$1,866,544	$783,226	$1,663,894	$6,579,202

5.	Revenue from Contracts with Customers

Disaggregation of Revenue

The Company primarily generates revenue from the United States (U.S.), United Kingdom and Europe but also generates revenue from operations in other areas around the world. The U.S. and the United Kingdom are the only countries that accounted for 10% or more of the Company’s consolidated revenues. The following table summarizes total revenues by geography (in thousands):

(in thousands)	U.S.	Europe (1)	United Kingdom	All Other	Total
Revenues:
Fiscal Year Ended March 31, 2024	$1,468,933	$424,380	$278,410	$272,427	$2,444,150
Fiscal Year Ended March 31, 2023	$1,458,225	$379,608	$248,629	$273,925	$2,360,387
Fiscal Year Ended March 31, 2022	$1,284,237	$420,009	$251,842	$248,988	$2,205,076

(1)	Excludes the United Kingdom.

The following table summarizes total revenues by type within each segment (in thousands):

	Vehicle Claims	Vehicle Solutions	Vehicle Repairs	Fleet Solutions	Total
Fiscal Year Ended March 31, 2024
SaaS	$601,895	$580,799	$242,086	$441,507	$1,866,287
Other IP-based Licenses	13,659	1,546	27,336	6,468	49,009
Software and Data Maintenance and Support	2,042	1,068	831	12,499	16,440
BPaaS	113,854	229,699	—	81,378	424,931
Other (1)	4,656	62,029	1,028	19,770	87,483

Total Revenues	$736,106	$875,141	$271,281	$561,622	$2,444,150

	Vehicle Claims	Vehicle Solutions	Vehicle Repairs	Fleet Solutions	Total
Fiscal Year Ended March 31, 2023
SaaS	$548,093	$522,206	$234,500	$481,130	$1,785,929
Other IP-based Licenses	22,358	1,040	22,519	7,577	53,494
Software and Data Maintenance and Support	3,634	182	2,306	14,740	20,862
BPaaS	107,716	217,653	—	71,887	397,256
Other (1)	5,909	70,463	1,320	25,154	102,846

Total Revenues	$687,710	$811,544	$260,645	$600,488	$2,360,387

	Vehicle Claims	Vehicle Solutions	Vehicle Repairs	Fleet Solutions	Total
Fiscal Year Ended March 31, 2022
SaaS	$591,054	$472,116	$242,869	$394,230	$1,700,269
Other IP-based Licenses	28,965	1,120	19,651	5,969	55,705
Software and Data Maintenance and Support	242	—	2,440	12,379	15,061
BPaaS	106,230	213,295	—	55,149	374,674
Other (1)	6,276	47,124	1,587	4,380	59,367

Total Revenues	$732,767	$733,655	$266,547	$472,107	$2,205,076

(1)

Primarily comprised of professional services, hardware, and $6.4 million, $4.8 million, and zero of financing income related to SAF for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Contract Balances

The unbilled accounts receivable and the contract cost asset—short term amounts indicated below are presented within accounts receivable, net, and other current assets, respectively, in the consolidated balance sheets. The contract cost asset—long term amounts indicated below are presented within other noncurrent assets in the consolidated balance sheets. The deferred revenue—long term amounts indicated below are presented within other noncurrent liabilities in the consolidated balance sheets. Generally, the customer contracts provide an unconditional right to be entitled to invoice and payment upon delivery of services and the right to receive consideration is not dependent upon the delivery of multiple performance obligations under the contract. Any unbilled accounts receivable included within contract asset balances are immaterial and if such balances exist, they are transferred to receivables when the rights to invoice and receive payment become unconditional.

Contract balances are as follows (in thousands):

	As of March 31,
	2024	2023
Unbilled accounts receivable	$34,833	$24,645
Contract cost assets—short term	$82,110	$61,784
Contract cost assets—long term	$102,888	$94,293
Deferred revenue—short term	$254,592	$227,977
Deferred revenue—long term	$188,009	$187,500

Amortization expense of contract cost asset is as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Contract cost asset—amortization expense	$69,525	$51,923	$20,434

Changes in unearned revenue are as follows (in thousands):

Balance at April 1, 2022	$312,710
Deferral of revenue	1,438,782
Recognition of unearned revenue	(1,369,840)
Spireon measurement period adjustment	39,397
Currency translation adjustment	(5,572)

Balance at March 31, 2023	$415,477

Balance at April 1, 2023	$415,477
Deferral of revenue	1,393,131
Recognition of unearned revenue	(1,367,069)
Currency translation adjustment	1,062

Balance at March 31, 2024	$442,601

Transaction Price Allocated to Future Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. The Company has elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue recognized equals the amount the Company has the right to invoice. The value of the transaction price allocated to remaining performance obligations as of March 31, 2024 was $689.1 million. The Company expects to recognize the remaining performance obligations as revenue over the next five years. The Company expects to recognize approximately $372.9 million of its remaining performance obligations as revenue over the next twelve months, and the remainder thereafter.

Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue that have not materialized, and adjustments for currency.

6.	Leases

The Company determines whether a contract is or contains a lease at contract inception. With respect to ROU assets, operating lease ROU assets are included in noncurrent assets, while finance lease ROU assets are included in property and equipment, net in the consolidated balance sheets. With respect to lease liabilities, the current portion of operating lease liabilities is in current operating lease liabilities, while the noncurrent portion of operating lease liabilities is in operating lease liabilities (net of current portion), in the consolidated balance sheets. The current portion of finance lease liabilities are included in accrued expenses and other current liabilities, while the noncurrent portion of finance lease liabilities are included in other noncurrent liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As the rate implicit in the lease is not readily determinable in most of the Company’s leases, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives received, and initial direct costs incurred. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

In the consolidated statements of loss, lease expense for operating leases is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and amortization expense is recognized on the ROU asset over the lease term.

The Company has operating and finance leases for real estate, vehicles, and equipment. The leases have remaining lease terms ranging from a month to 10 years, some of which include options to extend the leases. The Company includes renewal options that are reasonably certain to be exercised as part of the lease term. In addition, some leases include options to terminate the lease. The Company generally negotiates these termination clauses in anticipation of any changes in market conditions; however, based on historical experience and the intent of management with respect to these leases, the Company does not anticipate that it will exercise the majority of its termination options. The Company assumes the majority of its termination options will not be exercised when determining the lease term of its leases.

Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent.

Operating lease costs are $23.4 million, $24.9 million, and $25.2 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Finance lease interest expense and amortization of ROU assets is zero for the fiscal years ended March 31, 2024 and 2023. The finance lease interest expense and amortization of ROU assets is $0.2 million and $0.1 million, respectively, for fiscal year ended March 31, 2022. Short-term lease cost and variable cost amounts included in the consolidated statements of loss are not material for the periods ended March 31, 2024, 2023, and 2022.

Other information related to leases is as follows (in thousands):

	Fiscal Year Ended March 31, 2024	Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2022
Supplemental Cash Flow Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$19,367	$19,817	$22,815
Operating cash flows from finance leases	$—	$—	$204
Financing cash flows from finance leases	$—	$—	$17
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	$7,134	$9,804	$4,117

Supplemental balance sheet information related to leases is as follows (in thousands except lease term and discount rate):

	March 31, 2024	March 31, 2023
Lease ROU assets:
Long-term	$36,300	$44,296

Lease liabilities:
Short-term	$14,282	$16,822
Long-term	36,576	46,571

Total operating lease liabilities	$50,858	$63,393

	March 31, 2024	March 31, 2023
Weighted average remaining lease term (in months)	52.6	59.9
Weighted average discount rate	7.2%	6.8%

Future lease payments under non-cancelable leases at March 31, 2024 are as follows (in thousands):

Operating Leases
2025	$17,644
2026	13,023
2027	10,542
2028	6,151
2029	5,063
Thereafter	7,247

Total future undiscounted lease payments	59,670
Less: Imputed interest	(8,812)

Total reported lease liabilities	$50,858

For the fiscal year ended March 31, 2024, the Company exited two leased properties and as a result derecognized a right-of-use asset in the amount of $2.4 million, derecognized a lease liability in the amount of $2.8 million, and recognized a gain in the amount of $0.3 million after associated broker fees. For the fiscal year ended March 31, 2023, the Company exited a leased property and as a result derecognized a right-of-use asset in the amount of $3.8 million, derecognized a lease liability in the amount of $5.0 million, and recognized a gain in the amount of $0.4 million after associated broker fees.

7.	Mezzanine Equity

Mezzanine Equity Activity

The following table summarizes the Solera Series A Preferred Stock, Series B Preferred Stock and Non-controlling interest activity (in thousands, except per share data):

	Solera Redeemable Series A Preferred Stock		Solera Redeemable Series B Preferred Stock		Total Solera Redeemable Preferred Stock	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2021	1,297,444	$1,297,444	250,000	$502,256	$1,799,700	$134,250
Net Income	—	—	—	—	—	8,647
Other comprehensive loss attributable to noncontrolling interest	—	—	—	—	—	(9,883)
Dividends and distributions to noncontrolling interest	—	—	—	—	—	(8,083)
Paid-in-kind dividends gross up-PIK	22,255	22,255	—	12,266	34,521	—
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	(6,095)
Redemption of preferred stock	(1,319,699)	(1,319,699)	(250,000)	(514,522)	(1,834,221)	—

Balance at March 31, 2022	—	—	—	—	—	118,836
Net Income	—	—	—	—	—	7,236
Other comprehensive loss attributable to noncontrolling interest	—	—	—	—	—	(2,715)
Dividends and distributions to noncontrolling interest	—	—	—	—	—	(11,438)
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	28,979

Balance at March 31, 2023	—	—	—	—	—	140,898
Net Income	—	—	—	—	—	7,902
Other comprehensive loss attributable to noncontrolling interest	—	—	—	—	—	(705)
Dividends and distributions to noncontrolling interest	—	—	—	—	—	(7,263)
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	2,025

Balance at March 31, 2024	—	$—	—	$—	$—	$142,857

The following table summarizes the DealerSocket Series A Preferred Stock, Series B Preferred Stock and Non-controlling interest activity (in thousands, except per share data):

	DealerSocket Redeemable Series A Preferred Stock		DealerSocket Redeemable Series B Preferred Stock		Total DealerSocket Redeemable Preferred Stock
	Shares	Amount	Shares	Amount	Amount
Balance at April 1, 2021	137,364	$236,718	137,504	$417,722	654,440
Redemption of preferred stock	(137,364)	(236,718)	(137,504)	(417,722)	(654,440)

Balance at March 31, 2022	—	$—	—	$—	$—

There was no activity for DealerSocket Series A Preferred Stock and Series B Preferred Stock for the fiscal years ended March 31, 2023 and 2024.

Redeemable Solera Series A Preferred Stock and Series B Preferred Stock

On March 4, 2016, Solera entered into securities purchase agreements (“Securities Purchase Agreements”), pursuant to which Solera issued an aggregate of 800,000 Series A preferred shares and 250,000 Series B preferred shares, $0.00001 par value per share (the “Series A Preferred Stock and the Series B Preferred Stock”), in payment of an aggregate of $800 million ($784 million net of initial discount of $16 million) and $250 million, respectively. Certain rights, preferences, privileges, and restrictions of the Series A Preferred Stock and the Series B Preferred Stock are summarized below:

•

Ranking—The Series A Preferred Stock ranks senior to the common stock and to any other preferred stock. The Series B Preferred Stock ranks senior to the common stock and any other class of preferred stock, other than the Series A Preferred Stock.

•	Warrants—Warrants provided to the purchasers of the preferred stock were issued pursuant to the Securities Purchase Agreements and warrant agreements (“the Warrants agreements”) consisting of:

•

120,000 detachable Warrants for Series A Preferred Stock of $120 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series A shares.

•

50,000 detachable Warrants for Series B Preferred Stock of $50 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series B shares.

•

Dividend—The Series A Preferred Stock Liquidation Preference will increase at the rate of 9.5%, per annum, accumulating on a daily basis, compounding quarterly, in the form of a dividend accrual on the Liquidation Preference and payable in kind in additional shares. The Series B Preferred Stock Liquidation Preference will increase at the rate of 14%, per annum, accumulating on a daily basis, compounding semi-annually, in the form of a dividend accrual on the Liquidation Preference and payable in kind through increase in the stated value. The dividend however is only payable in connection with the payment of the Liquidation Preference upon the liquidation, dissolution or winding up of Solera or upon redemption of Series A Preferred Stock or Series B Preferred Stock, and in each case exchange for the surrender of the Series A Preferred Stock or Series B Preferred Stock.

•

Dividend Step-Ups—For Series A Preferred Stock 1.0% on the 7th, 8th, 9th and 10th anniversaries of March 31, 2016 and for Series B Preferred Stock 1.0% on the 6th, 7th, 8th, 9th and 10th anniversaries of March 31, 2016.

•

Dividend received deduction gross-up (“DRD”)—Issuer to make gross-up payment to the holders of Series A Preferred Stock or Series B Preferred stock if distributions (including certain deemed distributions) are made for which such holders do not receive the benefit of the dividends received deduction (“DRD”) for tax purposes (e.g., because there is not sufficient earnings and profits for the distribution to qualify as a dividend or because a distribution made in the first two years after the closing is treated as an “extraordinary dividend” for tax purposes). Failure to make DRD gross-up payment when due will constitute an Event of Default.

•

Liquidation event—Upon the liquidation, dissolution or winding up of Solera, each share of Series A Preferred Stock or Series B Preferred Stock is entitled to receive upon the surrender and cancellation of such shares (and prior to any distribution to holders of other equity securities), an amount equal to $1,000 per share plus all accrued dividends (the “Liquidation Preference”). A merger, consolidation, share exchange or other reorganization resulting in a change in control of the Company, or any sale of all or substantially all of the Company’s assets, will be deemed a liquidation and winding up for purposes of the Company’s obligation to pay the Liquidation Preference.

•

Optional redemption—Series A Preferred Stock is callable at 105.0% between March 3, 2019 and prior to March 3, 2020, callable at 102.5% between March 3, 2020 until but not including March 3, 2021 and par on or after March 3, 2021. Series B Preferred Stock is callable 102.5% between March 3, 2019 until but not including March 3, 2020 and par on or after March 3, 2020.

•

Mandatory redemption—Issuer must make an irrevocable unconditional offer to redeem all of a Preferred Stock holder’s share (and such holder may accept the offer as to some or all such shares) at the applicable redemption price upon (i) a liquidation, dissolution or wind up of Solera, Solera Parent Holding, LLC, Solera, LLC or any material subsidiary, (ii) an insolvency event constituting an “Event of Default”, (iii) a change of control of Issuer or (iv) an acceleration of material indebtedness as described under “Specified Event of Default”.

Solera applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. Solera classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of Solera, as temporary equity in the mezzanine section of the consolidated balance sheets.

Solera determined that the DRD liability is an embedded feature and the Warrant liability is a free-standing financial instrument that would require separate reporting as a derivative instrument. The Series A Preferred Stock was initially recorded at the fair value of $800 million as of March 4, 2016, reduced by the initial issue discount of $16 million, the fair values of the warrants derivative liability of $57.9 million and the DRD derivative liability of $34.2 million, for a net value of $691.9 million. The Series B Preferred Stock was initially recorded at the fair value of $250 million as of March 4, 2016, reduced by the fair values of the warrants derivative liability of $24.1 million and the DRD derivative liability of $18.7 million, for a net value of $207.2 million.

On June 4, 2021, the Company redeemed the outstanding Series A and Series B Preferred Stock for $1,834.2 million.

Redeemable DealerSocket Series A Preferred Stock and Series B Preferred Stock

The DealerSocket Series A Preferred Stock have preferential liquidation and dividend rights and are non-voting, and the DealerSocket Series B Preferred Stock have voting rights. While there is no guaranteed dividend yield, these shares do have some preferential rights. Change of Control Transaction would trigger the preferred shareholders’ liquidation rights. A Change of Control Transaction is defined as (i) the owners are no longer beneficially owning at least 50% of the aggregate fair market value of all equity, or (ii) the owners no longer having a majority of votes on the board.

DealerSocket applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. DealerSocket classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of DealerSocket, as temporary equity in the mezzanine section of the consolidated balance sheets.

On June 4, 2021, the Company completed its merger as a common control transaction. The outstanding preferred and common stock of DealerSocket was exchanged with 214,929 shares of Solera’s common stock.

Redeemable Noncontrolling Interest

The noncontrolling stockholders of certain majority-owned subsidiaries of Solera have the right to require Solera to redeem their shares at the then fair market value. Accordingly, the Company has presented these redeemable noncontrolling interests as a mezzanine item in the consolidated balance sheets. If redeemable at fair value, the redeemable noncontrolling interests are reported at their fair value with any adjustment of the carrying value to fair value recorded to additional paid-in capital in consolidated equity. The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model.

The Company does not have any indication that the exercise of the redemption rights is probable within the next twelve months. Further, the Company does not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercise their redemption rights, the Company believes that it has sufficient liquidity to fund such redemptions.

8.	Other Financial Statement Captions

Other current assets

Other current assets consists of the following (in thousands):

	Fiscal Years Ended March 31,
	2024	2023
Inventory	$87,237	$106,148
Contract assets	82,110	61,784
Other	35,069	25,866

Other current assets	$204,416	$193,798

Inventory is comprised primarily of finished goods. Raw materials and work-in-process inventory balances are immaterial.

Property and equipment

Property and equipment, net consists of the following (in thousands):

	March 31,
	2024	2023
Land, buildings, and building improvements	$5,993	$8,133
Machinery and equipment	5,036	7,580
Furniture and fixtures	11,235	11,528
Data processing equipment	216,795	188,803
Leasehold improvements	32,569	30,670
Software licenses	9,923	11,349

Property and equipment, gross	281,551	258,063
Less: Accumulated depreciation	(172,681)	(128,928)

Property and equipment, net	$108,870	$129,135

Depreciation expense was $56.5 million, $51.5 million, and $38.0 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	March 31,
	2024	2023
Accrued payroll and benefits	$55,991	$53,049
Accrued incentive compensation	30,901	28,881
Accrued non-income based taxes	38,393	34,622
Customer deposits and advance payments	18,449	19,141
Accrued contingent purchase consideration	—	19,000
Accrued interest	99,614	46,086
Accrued restructuring charges	676	2,614
Liability classified share-based compensation awards	78,590	77,567
Accrued professional fees	21,042	31,395
Accrued license fees	21,454	29,656
Accrued compensatory consideration	9,737	72,314
Short term note payable	19,040	—
Current derivative financial instruments	2,599	1,950
Other	74,213	56,079

Accrued expenses and other current liabilities	$470,699	$472,354

Other expense (income), net

Other expense (income), net consists of the following (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Investment income	$(4,169)	$(1,334)	$(1,942)
Foreign exchange losses (gains)	8,890	4,967	(132,317)
Losses on change in fair value—Solera warrants and DRD	—	—	25,515
Losses (gains) on other derivative financial instruments not designated as hedges	2,438	(15,578)	(28,206)
Loss on debt extinguishment	—	—	111,413
Other expense	141	9,567	5,254

Other expense (income), net	$7,300	$(2,378)	$(20,283)

Allowance for credit losses

Allowance for credit losses activity—within accounts receivable, net consists of the following (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Balance at beginning of period	$70,414	$46,310	$19,413
Provisions for expected credit losses	47,425	38,786	27,796
Write-offs charged against the allowance (1)	(60,370)	(22,559)	(13,348)
Other (2)	386	7,877	12,449

Balance at end of period	$57,855	$70,414	$46,310

(1)	Represents balance net of recoveries
(2)

Represents changes in foreign currency. Additionally, activity for year ended March 31, 2023 includes reclassification of reserves on financing notes receivable to other current receivables, net and other noncurrent receivables, net.

9.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes foreign currency translation adjustment and changes in the funded status of defined benefit pension plans, net of related income tax effect, that are excluded from the consolidated statements of loss and are reported as a separate component in stockholders’ equity.

The following tables summarize the changes in accumulated other comprehensive loss (in thousands):

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss
Balance at April 1, 2022	$(213,694)	$3,742	$(209,952)
Other comprehensive income (loss) before reclassifications, net of tax	(68,511)	7,279	(61,232)

Balance at March 31, 2023	$(282,205)	$11,021	$(271,184)

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss
Balance at April 1, 2023	$(282,205)	$11,021	$(271,184)
Other comprehensive income (loss) before reclassifications, net of tax	33,635	(5,616)	28,019

Balance at March 31, 2024	$(248,570)	$5,405	$(243,165)

10.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize the assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair Value Measurements Using:
	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value at March 31, 2024:
ASSETS:
Cash and cash equivalents	$163,472	$163,472	$—	$—
Restricted cash (1)	$6,751	$6,751	$—	$—
Loans classified as held-for-sale	$6,932	$6,932
Derivative financial instruments classified as other current assets (2)	$9,652	$—	$9,652	$—
LIABILITIES:
Current derivative financial instruments (2)	$2,599	$—	$2,599	$—
Derivative financial instruments classified as other noncurrent liabilities	$96,760	$—	$96,760	$—
Redeemable noncontrolling interests	$142,857	$—	$—	$142,857

Fair value at March 31, 2023:
ASSETS:
Cash and cash equivalents	$214,825	$214,825	$—	$—
Restricted cash (1)	$6,967	$6,967	$—	$—
Derivative financial instruments classified as other current assets (2)	$9,425	$—	$9,425	$—
LIABILITIES:
Current derivative financial instruments (2)	$1,950	$—	$1,950	$—
Derivative financial instruments classified as other noncurrent liabilities	$90,041	$—	$90,041	$—
Accrued contingent purchase consideration (3)	$38,000	$—	$—	$38,000
Redeemable noncontrolling interests	$140,898	$—	$—	$140,898

(1)

Included in other current assets and other noncurrent assets in the accompanying consolidated balance sheets. Restricted cash primarily relates to funds held in escrow for the benefit of customers and the sellers of acquired businesses, and facility lease deposits.

(2)	Derivative to mitigate interest and foreign exchange rate risks.
(3)	Included in accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying consolidated balance sheets.

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash, primarily consist of bank deposits, money market funds and bank certificates of deposit. The fair value of cash equivalents is determined using quoted market prices for identical assets (Level 1 inputs).

Derivatives to mitigate interest and foreign exchange rate risks valued using Level 2 Inputs

The fair value of derivative financial instruments is estimated using industry standard valuation techniques that utilize market-based observable inputs to extrapolate future reset rates from period-end yield curves and standard valuation models based on a discounted cash flow model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models (Level 2 inputs). The fair value also considers estimates for the credit related risk that the swap contracts will not be fulfilled.

Accrued contingent purchase consideration

Contingent future cash payments related to business combinations that are not deemed to be compensatory are accrued at fair value as of the acquisition date. The fair value measurement at each reporting date is reassessed. Fair value is determined by estimating the present value of potential future cash payments that would be earned upon achievement by the acquired business of certain financial performance, product-related, integration and other objectives. The estimate of fair value considers a range of possible cash payment scenarios using information available as of the reporting date, including the recent financial performance of the acquired businesses (Level 3 inputs).

The following table summarizes the activity in accrued contingent purchase consideration which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) (in thousands):

	Fiscal Years Ended March 31,
	2024	2023
Balance at beginning of period	$38,000	$51,391
Change in fair value	40	(13,390)
Payments	(19,000)	—
Settlement through issuance of note payable	(19,040)	—
Effect of foreign exchange	—	(1)

Balance at end of period	$—	$38,000

Redeemable noncontrolling interests

The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model. The fair value also considers a market approach, which considers comparable companies and transactions, including transactions with the noncontrolling stockholders of the majority-owned subsidiaries in which these minority interests exist.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the entity and achieving the projected cash flows. A weighted average cost of capital of a market participant, which is an unobservable input, is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each entity. Multiples based on a selection of comparable companies and acquisition transactions are considered, discounted for each entity to reflect the relative size, diversification and risk of the entity in comparison to the indexed companies and transactions.

Although Solera considered the fair value under both the income and market approaches, Solera estimated the fair value of its redeemable noncontrolling interests based solely upon the income approach, using Level 3 inputs, as Solera believes this is the better indicator of fair value. The significant unobservable inputs in the discounted cash flow model included a discount rate and a long-term growth rate. The discount rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of March 31, 2024 using the income approach ranged between 12% and 14%, with a weighted average discount rate of 12.3%, reflecting a market participant’s perspective as a noncontrolling shareholder in a privately-held subsidiary. The long-term growth rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of March 31, 2024 using the income approach was 4%.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

No assets or liabilities, other than those considered as held-for-sale, goodwill and certain indefinite-lived trademarks, which were based upon level 3 inputs, were required to be measured at fair value on a nonrecurring basis as of March 31, 2024 and 2023.

Fair Value of Other Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including accounts receivable, other receivables, accounts payable, the related party note and accrued expenses, approximate fair value due to their short-term nature. Additionally, the carrying amount, net of the allowance for credit losses, of other noncurrent receivables does not materially differ from their fair value. The 1L and 2L credit facilities are valued using market-observable information for debt instruments that are traded on secondary markets (Level 2 inputs). The fair value of these credit facilities was $8.1 billion and $7.6 billion as of March 31, 2024 and 2023, respectively.

Non-financial assets:

The Company’s non-financial assets, which primarily consist of property and equipment, right-of-use assets, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis and are reported at carrying value. The fair values of these assets are determined, as required, based on Level 3 measurements, including estimates of the amount and timing of future cash flows based upon historical experience, expected market conditions, and management’s plans.

11.	Debt

Debt consists of the following (in thousands):

	March 31,
	2024	2023
Solera 1L credit facility	$5,563,333	$5,664,620
Solera 2L credit facility	2,636,833	2,442,375
Related party note	94,848	88,021

Total debt (1)	$8,295,014	$8,195,016

(1)

The balance as of March 31, 2024 as it relates to the 1L credit facility is after discount of $14.3 million and the balance as it relates to the 2L credit facility is after discount of $50.9 million. The balance as of March 31, 2023 as it relates to the 1L credit facility after discount of $17.0 million and the balance as it relates to the 2L credit facility is after net discount of $57.6 million.

The components of debt consist of the following (in thousands):

	March 31,
	2024	2023
Total debt	$8,295,014	$8,195,016
Less: Unamortized debt issuance costs (1)	(58,008)	(68,117)

Total debt, net of unamortized debt issuance cost	8,237,006	8,126,899
Less: Current portion	(53,555)	(53,497)
Less: Related party note	(94,848)	(88,021)

Long-term portion	$8,088,603	$7,985,381

(1)

Unamortized debt issuance costs as of March 31, 2024 include $36.0 million related to the 1L credit facility, $17.7 million related to the 2L credit facility, and $4.3 million related to the revolving line of credit facility. Unamortized debt issuance costs as of March 31, 2023 include $42.8 million related to the 1L credit facility, $20.0 million related to the 2L credit facility, and $5.3 million related to the revolving line of credit facility.

Future minimum principal payments on the outstanding debt as of March 31, 2024 are as follows (in thousands):

2025	$53,555
2026	148,404
2027	409,555
2028	53,555
2029	5,007,436
Thereafter	2,687,744

Total	$8,360,249

Solera 1L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 “Business Combinations,” and the DealerSocket merger, Solera entered into the 1L Credit Facility with a consortium of lenders on June 4, 2021. The 1L Credit Facility consist of term loans comprised of three tranches; the first denominated in US Dollars in an initial aggregate principal amount of $3,380 million, the second denominated in British Pounds Sterling in an initial aggregate principal amount of £300 million, and the third denominated in Euro in an initial aggregate principal amount of €1,200 million. The US Dollar denominated term loan bears interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 4.0% per annum with a minimum LIBOR rate of 0.50%; the British Pounds Sterling denominated term loan bears interest at a rate equal to SONIA plus an applicable margin of 5.25% with a minimum SONIA rate of 0%; the Euro denominated term loan bears interest at a rate equal to Euribor plus an applicable margin of 4.0% with a minimum Euribor rate of 0%.

The carrying amount of each tranche, excluding debt issuance costs, at March 31, 2024 is $3,580 million, $367 million, and $1,260 million for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The effective interest rate of each tranche at March 31, 2024 is 9.83%, 10.82%, and 8.19% for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The 1L term loans mature on June 2, 2028.

Solera also has access to up to $500 million under a revolving credit facility, which includes a $175 million sublimit for letters of credit, and up to $100 million in swing line loan commitments. Both letters of credit and swing line loans reduce the availability under the revolving credit facility on a dollar for dollar basis. Loans under the revolving credit facility can bear interest at either an applicable adjusted SOFR rate plus an applicable margin of 3.50% or at an applicable Alternative Base Rate comprised of the “Prime Rate” as published by the

WSJ plus an applicable margin of 2.50%. Solera has $356 million outstanding borrowings on the revolving credit facility as of March 31, 2024. The revolving credit facility matures on June 4, 2026. As of March 31, 2024, the 1L Credit Facility includes the cumulative gain from the effect of foreign exchange on the British Pound Sterling term loan of $(45.8) million and $(161.6) million on the Euro term loan. As of March 31, 2024, the Company had $127.7 million of availability remaining under the revolving credit facility. On June 28, 2023, the Company entered into an amendment to the Revolver and US Dollar First Lien Credit Agreement, which updates the reference rate from LIBOR to a rate of SOFR plus a Credit Spread Adjustment (CSA). No other terms were amended. These rates were effective for the Revolver on July 31, 2023 and for the US dollar First Lien on September 30, 2023.

Solera’s 1L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The financial covenant requires Solera to maintain a maximum first lien leverage ratio of 7.0 to 1.0, however this covenant is only in effect if Solera is utilizing greater than 35% of outstanding revolving credit commitments. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of March 31, 2024, the Company was in compliance with its specified covenants.

Solera 2L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 “Business Combinations,” and the DealerSocket merger, Solera entered into the 2L Credit Facility with a consortium of lenders. The 2L Credit Facility consists of term loans denominated in US Dollars in an initial aggregate principal amount of $2,500 million. The 2L term loans bear interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 9.0% with a minimum LIBOR rate of 1.0%. On May 31, 2023, the Company entered an amendment to the 2L Credit Facility. This amendment converted interest on term loans held by participating lenders accrued over the period of February 28, 2023 through August 31, 2023 to PIK interest to be added to the outstanding principal amount. Interest over the aforementioned period was accrued at a rate of SOFR plus applicable margin of 9.25% with a minimum SOFR of 1.00%. After the PIK interest period, interest accrued at SOFR plus applicable margin of 9.00% with a minimum SOFR of 1.00%. The effective interest rate at March 31, 2024 is 15.36%. The 2L term loans mature on June 4, 2029.

Solera’s 2L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of March 31, 2024, the Company was in compliance with its specified covenants.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note (the “Related Party Note”). Interest on the Related Party Note accrues at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Interest expense incurred for the fiscal years ended March 31, 2024, 2023, and 2022 totaled $6.8 million, $4.0 million, and 0.6 million, respectively. At inception of the Related Party Note, the principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, was due at maturity on April 13, 2022. The Related Party Note was subsequently amended with the maturity date extended to April 10, 2024 and the interest rate on the Related Party Note accrues interest at a rate per annum approximately equal to SOFR plus a margin of 2.10%. On April 10, 2024, the Company entered into a Third Amended and Restated Intercompany Note that amends and restates the Related Party Note, dated as of November 18, 2021. The amendment served to extend the maturity date to April 9, 2025 and amend the rate at which the note accrues interest to SOFR plus a margin of 2.40%.

Spireon Acquisition

In connection with the Spireon Acquisition in March 2022, the Company and certain of its subsidiaries borrowed additional first lien term loans (the “Incremental First Lien Term Loans”) under the 1L Credit Facility in an aggregate principal amount of $300 million and borrowed amounts under its revolving credit facility in an aggregate principal amount of $100 million (collectively, the “Spireon Borrowings”). The Incremental First Lien Term Loans have the same terms as, and constitute a fungible class of term loans with, the First Lien Term Loans denominated in U.S. dollars borrowed in June 2021. Net proceeds of the Spireon Borrowings, together with cash on hand, were used to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and the Spireon Borrowings.

Historical Debt Payoffs

In June 2021, Solera used the proceeds from the 1L and 2L credit facilities to pay off the Solera senior secured credit facilities, the Solera senior unsecured notes, the DealerSocket senior secured line of credit, and the Omnitracs first lien and second lien term loans. The Company analyzed the payoff of these facilities pursuant to the guidance in ASC No. 470-50, Debt—Modifications and Extinguishments, resulting in a debt extinguishment and recorded a loss on extinguishment of $111.4 million within other expense (income), net in the fiscal year ended March 31, 2022. As part of the extinguishment, the Company wrote off $19.7 million of debt issuance costs.

Additionally, in September 2021, Solera repaid the principal and accrued paid-in-kind interest of the DealerSocket related party note in full. The Company recognized no gain or loss on the repayment and there were no debt issuance costs written off.

12.	Derivative Financial Instruments

In the normal course of business, the Company is exposed to variability in interest rates and foreign currency exchange rates. The Company uses derivatives to mitigate risks associated with this variability. The Company does not use derivatives for speculative purposes.

The following is a summary of derivative financial instruments that were settled during the fiscal year ended March 31, 2023:

•

In July 2015, Solera entered into a pay fixed Euros / receive fixed U.S. dollars cross-currency swap with a notional amount of €274.0 million. Under the terms of the cross-currency swap, Solera pays Euro fixed coupon payments at 5.585% and receives U.S. dollar fixed coupon payments at 6.125% on the notional amount. The maturity date of the cross-currency swap was November 1, 2023. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense (income), net in the consolidated statements of loss. This swap was terminated on June 13, 2022 and the Company received an $8.5 million termination payment. The Company recognized an $18.0 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

•

In June 2021, the Company entered into a pay fixed Pound Sterling / receive fixed U.S. dollars cross-currency swap with a notional amount of £130.0 million. Under the terms of the cross-currency swap, Solera pays Pound Sterling fixed coupon payments at 6.901% and receives U.S. dollar fixed coupon payments at 6.000% on the notional amount. The maturity date of the cross-currency swap was June 15, 2022. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense, net in the consolidated statements of loss. This swap was terminated on June 13, 2022 and the Company paid a $1.0 million termination payment. The Company recognized a $13.1 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

•

On June 15, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 7.502%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $303.4 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%. On September 6, 2022, the Company terminated the swap agreement and received a cash payment of $13.7 million on September 7, 2022. The Company recognized a $13.7 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

•

On June 15, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.279%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $416.2 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%. On September 6, 2022, the Company terminated the swap agreement and received a cash payment of $7.8 million on September 7, 2022. The Company recognized a $7.8 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

•

On September 15, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 7.873%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $291.9 million and a floating rate option equal to USD-LIBOR. On September 27, 2022, the Company terminated the swap agreement and received a cash payment of $27.7 million on September 29, 2022. The Company recognized a $27.7 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

•

On September 15, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.02%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $403.8 million and a floating rate option equal to USD-LIBOR. On September 27, 2022, the Company terminated the swap agreement and received a cash payment of $19.6 million on September 29, 2022. The Company recognized a $19.6 million gain on the settlement of this swap for the fiscal year ended March 31, 2023.

The following is a summary of derivative financial instruments outstanding as of March 31, 2024:

•

On September 27, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 9.338%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $269.2 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) are recognized through other expense (income), net.

•

On September 27, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross-currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.46%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $385.4 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) are recognized through other expense (income), net.

Warrants and DRD derivative financial instruments issued on March 4, 2016 (See Note 7 and Note 10):

•

Solera Warrants Liability—Upon the issuance of Series A and B Preferred Stock with detachable warrants, it was determined that the warrants are free-standing financial instrument features that required bifurcation and separate reporting as derivative instruments. These instruments are adjusted to fair value as of each reporting date. The fair value as of exercise was based on a stock price of $2,524 per share. All outstanding warrants were net settled on June 28, 2021 with the issuance of 102,639 shares of the Company’s common stock. An additional $22.8 million of expense was recognized to accrete the warrant liability to fair value as of exercise date. The assumptions used for the valuation at March 31, 2021 are included in the below table:

	March 31, 2021	Inception
Expected term	0.33 years	5.08 years
Value of stock (Underlying price )	$2,389	$1,000
Exercise price per share	$1,000	$1,000
Expected volatility	57.5%	55.0%
Risk-free interest rate	0.04%	1.34%

•

Solera DRD Liability—The Solera Series A and B Preferred Stock required the issuer to make gross-up payments to the holders of the shares if distributions are made for which such holders do not receive the full benefit of the DRD for tax purposes. Solera determined that the DRD feature is an embedded feature that would require bifurcation and separate reporting as derivative instruments. The Company used discounted cash flows of expected payments to determine the fair value of the feature at each reporting date. The preferred shares were redeemed in June 2021 and the DRD liability of $114.6 million was settled in cash on September 2, 2021. An additional $2.8 million of expense was recognized to accrete the DRD liability to fair value as of the date of redemption.

•

The Company valued the bifurcatable features at fair value and classified them as current liabilities on the consolidated balance sheets. The Company revalued these features at each balance sheet date and recorded any change in fair value in the determination of period net loss.

•	The change in fair value of such amounts were recorded in other expense (income), net in the consolidated statements of loss.

Financial instrument net balances in the Consolidated Balance Sheets:

The following table summarizes the fair value of the derivative financial instruments, which are included in other current assets, accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying consolidated balance sheets (in thousands):

	March 31,
	2024	2023
Derivative financial instruments, net
Fixed rate cross-currency swaps included in other current assets	$9,652	$9,425
Fixed rate cross-currency swaps included in other current liabilities	(2,599)	(1,950)
Fixed rate cross-currency swaps included in other non-current liabilities	(96,760)	(90,041)

For the fiscal years ended March 31, 2024, 2023, and 2022, unrealized losses (gains) on derivatives not designated as hedging instruments were $7.1 million, $59.0 million, and $(26.7) million respectively. These losses (gains) are included in other expense (income), net in the accompanying consolidated statements of loss.

13.	Share-Based Compensation

Solera & DealerSocket

The Company’s equity incentive plans are broad-based, long-term programs intended to attract and retain talented employees and align stockholder and employee interests. The 2016 Plan is administered by the Company’s Board of Directors and enables the Company to grant RSUs and stock option awards of the Company’s Common Stock up to 401,294 shares (net of shares canceled or forfeited).

All awards outstanding under the 2016 Plan were previously accounted for as equity awards. On June 4, 2021, the Company sent letters (the “Repurchase Letters”) to certain executive award holders which altered the awards to accelerate the vesting on certain options and offered to repurchase 50% of all vested awards as of June 2021. This repurchase and the possibility of a future repurchase resulted in the Company classifying these modified awards as liability awards. These awards are recorded at fair value at each reporting period. All other remaining option awards remain as equity-classified. The modification of the awards resulted in recognizing $115.0 million of share based compensation in the first quarter of the fiscal year ended March 31, 2022.

Share-based compensation expense recognized for the fiscal years ended March 31, 2024, 2023, and 2022 was $21.0 million, $28.4 million, and $184.1 million, respectively. At March 31, 2024, the estimated total remaining unrecognized share-based compensation expense was $7.8 million which the company expects to recognize over a weighted-average period of 0.30 years. Of this amount, $1.0 million relates to options with both service and performance-based vesting conditions satisfied only upon a liquidity event and for which no compensation expense has been recognized. Upon completion of an initial public offering or other liquidity event, the Company will recognize $1.0 million in compensation expense for these awards.

	Equity Classified Options	Liability Classified Options	Total Options	Weighted Average Exercise Price	Weighted Average Contract Life (in years)	Intrinsic Value (in thousands)
Outstanding—March 31, 2021	206,716	—	206,716	$1,196	8.63	$246,611
Granted	—	—	—	$—	—
Exercised	(11,358)	—	(11,358)	$1,023	—	$20,232
Purchased	—	(47,027)	(47,027)	$—
Modification	(146,208)	146,208	—	$—	—
Forfeited	(27,647)	(6,250)	(33,897)	$1,183	—

Outstanding—March 31, 2022	21,503	92,931	114,434	$1,200	7.64	$183,658
Granted	—	—	—	$—	—
Exercised	(1,330)	(3,465)	(4,795)	$1,217	—	$9,551
Purchased	—	(31,842)	(31,842)	$1,229	—
Forfeited	(4,256)	(8,737)	(12,993)	$1,493	—

Outstanding—March 31, 2023	15,917	48,887	64,804	$1,195	6.59	$123,199
Granted	—	—		$—	—
Exercised	(384)	(1,777)	(2,161)	$1,180	—	$3,982
Purchased	—	—		$—	—
Forfeited	(1,878)	(469)	(2,347)	$1,064	—

Outstanding—March 31, 2024	13,655	46,641	60,296	$1,202	5.64	$106,167

Vested and expected to vest as of March 31, 2024	4,631	46,641	51,272	$1,234	5.88	$88,652

Exercisable at March 31, 2024	4,631	43,125	47,756	$1,231	5.86	$82,689

In June 2021, 47,027 outstanding options were repurchased at a price of $2,524 per share less the applicable option strike price for a total of approximately $61 million.

In October 2022, 31,842 outstanding options were repurchased at a price of $3,000 per share less the applicable option strike price for a total of approximately $56 million.

Stock Awards and Restricted Stock Units

On July 22, 2021, the Company awarded 1,868 fully vested stock grant to an employee. This grant included provisions that may allow certain shares to be cash settled resulting in liability classification for half of the awards. This grant had a grant date fair value of $2,524 per share and resulted in zero, $0.2 million, and $5.3 million of stock compensation expense for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Any changes to the fair value at each reporting period is recognized as compensation expense for the awards that are liability classified. In June of 2021, the Company awarded 11,879 fully vested equity classified RSUs to certain employees. These RSUs had a grant date fair value of $2,524 per share and resulted in $30 million of stock compensation expense for the fiscal year ended March 31, 2022.

On July 22, 2021, the Company issued 2,241 RSUs to an employee. These RSUs included provisions that may allow cash settlement resulting in liability classification for immature shares. These RSUs vest over a period of three years. Any changes to the fair value of immature shares at each reporting period is recognized as compensation expense. The Company has recognized compensation expense during the fiscal years ended March 31, 2024, 2023, and 2022 in the amount of $2.2 million, $2.0 million, and $1.6 million, respectively. The Company has $0.6 million in unrecognized compensation as of March 31, 2024 related to this award.

In October 2022, 1,624.5 shares of outstanding common stock associated with vested awards were repurchased at a price of $3,000 per share for a total of approximately $4.9 million.

Valuation of Share Based Awards

The Company utilized a combination of the Black-Scholes option pricing model and the Monte Carlo model for estimating the grant date fair value of all options, as well as the fair value of its liability classified awards.

The following assumptions were used in the valuation of liability classified awards during the fiscal years ended March 31, 2024, 2023, and 2022:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Fiscal Year Ended March 31, 2024	4.65%	1.3	47.50%	— %
Fiscal Year Ended March 31, 2023	4.84%	0.7	47.50%	— %
Fiscal Year Ended March 31, 2022	1.63—1.67%	1.0—1.1	47.50%	— %

Solera based the risk-free interest rates on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the stock options. Solera determined the expected life of an award by considering various relevant factors, including the vesting period and contractual term of the award, its employees’ historical exercise patterns and length of service, and employee characteristics. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. Solera determined the expected volatility based on the historical volatility of the stock price of similar public companies. The assumption of the dividend yield is based on Solera’s history and expectation of future dividend payouts and may be subject to change in the future.

For RSUs, the value of each instrument is derived from the value of the Company’s underlying common stock as of the last date of the reporting period.

Omnitracs

As discussed in Note 3 “Business Combinations,” the Company completed the acquisition of Omnitracs effective as of June 4, 2021. Prior to the transaction, Omnitracs awarded certain employees management incentive units (“MIUs”), representing profits interests in Omnitracs. These awards included both service-based

MIUs which vested on a graded schedule over four years and performance-based MIUs which vested upon reaching certain hurdles upon the occurrence of a sale of the company. In connection with the acquisition, the performance-based MIUs expired unvested as these thresholds were not met. Also in connection with the acquisition, new grants of service-based MIUs were made to employees with expired performance-based MIUs, and both the original and new service-based MIUs became subject to a repurchase provision wherein 50% of all MIUs awards will be subject to a mandatory repurchase which will occur at the then-current lower of fair market value of such units or a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 25% to be repurchased on the first anniversary and another 25% to be repurchased on the second anniversary. The Company also awarded a retention bonus to MIU recipients wherein the grantee is eligible to receive a cash bonus equal to any shortfall between the SPUV and the fair value of the MIUs repurchased on the first and second anniversaries of the transaction date, respectively. The cash retention bonuses are subject to tax gross up payments. The MIUs that are subject to the repurchase provision as well as the retention bonus will be accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. In connection with purchase accounting for the acquisition of Omnitracs in accordance with ASC 805, Business Combinations, the Company recognized as purchase consideration a $3.2 million liability representing the portion of the original service vesting MIUs for which service was attributed to the pre-combination period. The Company will recognize as compensation expense the remainder of the expected settlement amount at SPUV over the vesting periods of the repurchase provisions. The Company recorded compensation expense of $0.5 million, $2.8 million, and $10.1 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively, related to the MIUs subject to repurchase provisions. There is no remaining unrecognized compensation expense related to these awards as of March 31, 2024. During the fiscal years ended March 31, 2024 and 2023, the Company repurchased 1,987 and 1,987 MIUs for $8.0 million and $8.2 million, respectively.

For the MIUs not subject to the mandatory repurchase provision, substantive vesting is contingent upon a liquidity event which was not probable, and therefore no compensation will be recorded until the liquidity event occurs. These units will be accounted for under ASC 718 – Stock Compensation as their value is indexed to the equity of Omnitracs. As the liquidity event condition is not probable of being satisfied, no related compensation expense has been recorded during the fiscal years ended March 31, 2024, 2023, and 2022. The unrecognized compensation expense associated with these awards was $18.5 million at March 31, 2024. Upon completion of an initial public offering or other liquidity event, the Company will recognize compensation expense for these awards based upon the proportion of the total requisite service period which has been completed through the date of the liquidity event, with remaining compensation expense recognized on a pro-rata basis over the remaining service period. Compensation expense to be recognized upon completion of an initial public offering or other liquidity event will be $18.5 million. The Black-Scholes option pricing model was used to determine the grant date fair value of the profits interests. The following assumptions were utilized:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Twelve months ended March 31, 2022	0.04%	0.58	62.50%	—%

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel. Vesting for the PUs is based on the satisfaction of two conditions, a liquidity event condition and a time-vesting condition. The PUs are accounted for under ASC 718 – Stock Compensation as the value of these awards is indexed to the equity of Omnitracs. As the liquidity event condition was not probable of being satisfied, no related compensation expense has been recorded during the fiscal years ended March 31, 2024, 2023, and 2022. As the time period for the liquidity event vesting conditions associated with these awards lapsed during the fiscal year ended March 31, 2024, the awards expired unvested, and no future compensation expense will be recognized in respect of these awards.

During the fiscal year ended March 31, 2024, the Company granted 768 PUs in Omnitracs to certain current and former employees. PUs granted to current employees have both a service requirement and performance vesting conditions tied to a liquidity event. As the liquidity event vesting condition is not probable of being satisfied, no related compensation expense has been recorded during the fiscal year ended March 31, 2024 for awards to current employees; compensation expense of $0.8 million will be recognized related to these awards upon an initial public offering or other liquidity event. PUs issued to former employees contain no service requirement, with vesting contingent only upon an initial public offering or other liquidity event. The Company determined that PUs granted to former employees are equity classified and subject to measurement and recognition guidance under ASC 815, Derivatives and Hedging; as such, the Company recognized the grant date fair value of the awards issued to former employees as expense in the amount of $13.3 million during the fiscal year ended March 31, 2024. This expense was recorded in acquisition and related costs within the consolidated statements of loss.

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel which were subject to mandatory repurchase which occurred at a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 50% to be repurchased on the first anniversary and another 50% to be repurchased on the second anniversary. The PUs subject to repurchase are accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. As no further service requirements existed with respect to these awards as of March 31, 2022, the Company recorded compensation expense equal to the expected repurchase amount in the fourth quarter of fiscal 2022. No compensation expense was recognized in connection with these awards for the fiscal years ended March 31, 2024 and 2023. During the fiscal years ended March 31, 2024 and 2023, the Company paid $2.9 million and $2.9 million, respectively, to repurchase these PUs.

14.	Employee Benefit Plans

Defined Benefit Pension Plans

Certain of Solera’s foreign subsidiaries sponsor various defined benefit pension plans and individual defined benefit arrangements covering certain eligible employees. Solera bases the benefits under these pension plans on years of service and compensation levels. Funding is limited to statutory requirements. The measurement date for all plans is March 31.

The change in plan assets and benefit obligations as well as the funded status of the Company’s foreign pension plans for the fiscal years ended March 31, 2024 and 2023 is as follows (in thousands):

	March 31,
	2024	2023
Change in plan assets:
Fair value of plan assets—beginning balance	$51,910	$55,851
Actual (losses) gains on plan assets	1,893	(2,217)
Employer contributions	1,251	1,070
Participant contributions	268	284
Benefits and expenses paid	(1,757)	(1,754)
Settlements	(2,555)	(560)
Premiums paid	(204)	(168)
Foreign currency exchange rate changes	151	(596)

Fair value of plan assets—ending balance	$50,957	$51,910

Change in benefit obligations:
Benefit obligations—beginning balance	$59,226	$75,889
Service cost	783	931
Interest cost	2,217	1,441
Participant contributions	268	284
Actuarial (gain) loss	6,964	(15,607)
Benefits and expenses paid	(1,757)	(1,754)
Settlements	(2,555)	(560)
Plan curtailments	(55)	(249)
Plan amendments	(17)	—
Premiums paid	(204)	(168)
Foreign currency exchange rate changes	112	(981)

Projected benefit obligations—ending balance	$64,982	$59,226

Funded status—plan assets less benefit obligations	$(14,025)	$(7,316)

Accrued pension liability	$(14,025)	$(7,316)

The accrued net pension liability is included in non-current liabilities in the accompanying consolidated balance sheets.

Changes recognized in accumulated other comprehensive loss, before the effect of income taxes, are as follows (in thousands):

	March 31,
	2024	2023
Accumulated other comprehensive income—beginning balance	$17,354	$5,530
Amortization or curtailment recognition of prior service cost	122	83
Actuarial gain (loss), net	(6,531)	12,107
Foreign currency exchange rate changes	(80)	162
Amortization or settlement recognition of net income (1)	(2,300)	(528)

Net income (loss)	(8,789)	11,824

Accumulated other comprehensive income—ending balance	$8,565	$17,354

(1)	Represents amounts recognized as components of net pension expense (income).

Amortization during the fiscal year ended March 31, 2025 is expected to be $(0.1) million and $0.4 million, respectively, for unrecognized prior service credit (cost) and net actuarial gain (loss).

Information for Solera’s pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):

	March 31,
	2024	2023
Projected benefit obligation	$55,085	$50,597
Accumulated benefit obligation	$54,053	$49,424
Fair value of plan assets	$42,264	$44,085

The components of net pension expense (income) were as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Service cost—benefits earned during the period	$783	$931	$1,346
Interest cost on projected benefits	2,217	1,441	1,048
Expected return on plan assets	(1,461)	(1,283)	(1,352)
Amortization of prior service cost	124	117	121
Amortization of net gain	(868)	(521)	(245)
Settlement gain recognized	(1,433)	(7)	(2,700)
Curtailment gain recognized	(57)	(283)	—

Net pension expense (income) (1)	$(695)	$395	$(1,782)

(1)

As a result of the adoption of ASU 2017-07, the service cost component of net pension expense (income) is included in total operating expenses in the accompanying consolidated statements of loss; all other components are included in other expense (income), net in the accompanying consolidated statements of loss.

The general assumptions used to determine the actuarial present value of benefit obligations and net pension expense (income) were as follows:

	Fiscal Years Ended March 31,
	2024	2023	2022
Assumptions used to determine benefit obligations:
Discount rate	3.36%	3.80%	1.97%
Rate of compensation increase	2.34%	2.38%	2.27%
Assumptions used to determine net pension expense (income):
Discount rate	3.80%	1.97%	1.23%
Expected long-term rate of return on assets	2.83%	2.38%	2.36%
Rate of compensation increase	2.38%	2.27%	2.18%

Solera based the discount rate upon published rates for high quality fixed income investments that produce cash flows that approximate the timing and amount of expected future benefit payments. Solera determined the weighted-average long-term expected rate of return on assets based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

The plan assets of the pension plans consist of insurance contracts, which fully insure the benefit payments as well as debt and equity securities. The insurance companies invest the plan assets in accordance with the terms of the insurance companies’ guidelines which include a guaranteed minimum rate of return. The fair values of the insurance contracts as well as debt and equity securities and their input levels based on the fair value hierarchy are as follows (in thousands):

	Fair Value	Fair Value Measurements Using:
		Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At March 31, 2024	$50,957	$—	$50,957	$—
At March 31, 2023	$51,910	$—	$51,910	$—

Solera estimates the fair value of the insurance contracts based on vested plan benefits, which considers the contributions made to date and the historical rate of return on the plan assets as guaranteed by the insurance contracts.

The contributions for the fiscal years ended March 31, 2024, 2023, and 2022 were $1.3 million, $1.1 million, and $1.3 million, respectively. The minimum required contributions and expected contributions to Solera’s pension plans are $0.9 million for the fiscal year 2025.

Expected future benefit payments as of March 31, 2024 are as follows (in thousands):

2025	$2,579
2026	2,749
2027	2,855
2028	4,332
2029	3,059
2030 to 2034	18,800

Total	$34,374

The expected benefits to be paid are based on the same assumptions used to measure Solera’s pension plans’ benefit obligation at March 31, 2024 and include estimated future employee service.

Defined Contribution Retirement and Savings Plans

The Company has its qualifying 401(k) defined contribution plan that covers most of their domestic employees and provides matching contributions under various formulas. For the fiscal years ended March 31, 2024, 2023, and 2022, the Company incurred costs of $7.2 million, $6.7 million, and $3.8 million, respectively, related to the Company’s matching contributions to the 401(k) plan.

Solera’s foreign subsidiaries have defined contribution plans that cover certain international employees and provide matching contributions under various formulas. For the fiscal years ended March 31, 2024, 2023, and 2022, Solera incurred costs of $7.6 million, $6.9 million, and $5.5 million, respectively, related to the matching contributions to these plans.

15.	Provision for (Benefit from) Income Taxes

Loss before Provision for Income Taxes

The components of loss before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
U.S. Domestic	$(727,071)	$(550,655)	$(502,797)
Foreign	372,979	219,914	284,984

Loss before income taxes	$(354,092)	$(330,741)	$(217,813)

The components of the provision for income taxes were as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Current provision
Federal	$7,206	$2,385	$2,342
Foreign	105,297	70,106	71,993
State	5,287	4,803	2,137

Total current provision	$117,790	$77,294	$76,472

Deferred provision
Federal	$13,658	$(25,272)	$(10,096)
Foreign	11,985	4,638	(11,729)
State	(11,256)	(6,839)	5,332

Total deferred provision	$14,387	$(27,473)	$(16,493)

Total provision income tax expense	$132,177	$49,821	$59,979

The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Income tax benefit at statutory federal income tax rate	$(74,359)	$(69,309)	$(45,741)
State income taxes, net of federal benefit	(8,625)	(3,539)	(1,936)
Foreign rate differential	16,243	2,912	3,998
Nontaxable income allocated to non-controlling interest	10,688	7,338	8,408
Global intangible low-taxed income	2,584	19,629	1,456
Withholding Taxes	5,210	4,639	5,292
Foreign RTP and Foreign True-Ups	17,747	4,668	(3,879)
Taxable Dividends	—	—	4,034
Other non-deductible warrants and dividends	(2,492)	8,661	13,611
Change in tax rate	—	2,438	(24,788)
Base erosion and anti-abuse tax payments	11,183	13,306	9,196
Change in valuation allowance	132,778	64,593	88,163
Reserve for uncertain tax positions	29,603	614	727
Tax credit	(874)	(4,742)	—
Other, net	(7,509)	(1,387)	1,438

Total income tax provision	$132,177	$49,821	$59,979

Deferred Taxes

Deferred income tax assets and liabilities are as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023
Deferred income tax assets:
Deferred revenue	$26,585	$24,419
Allowance for credit losses	4,638	5,423
Accrued expenses and other	3,723	3,028
NQSO’s	2,060	2,929
Interest expense carryforward	451,847	295,342
Net operating losses	149,503	184,767
Investment in partnership	527,788	348,123
Tax credits	23,530	33,225
Pension	4,010	2,881
Foreign exchange	246	1,576
Finance lease obligation	7,848	7,308
Capitalized research and development	4,478	4,010
Other	—	1,772

Deferred income tax assets, net	1,206,256	914,803
Less: Valuation allowances	(1,153,636)	(840,261)

Deferred income tax assets, net	52,620	74,542
Deferred income tax liabilities:
Prepaid expenses and other	(166)	(264)
Fixed assets and intangibles	(107,861)	(121,306)
Right of use assets	(7,672)	(6,991)
Other	(23,548)	(19,975)

Deferred income tax liabilities	(139,247)	(148,536)

Net deferred income tax assets (liabilities)	$(86,627)	$(73,994)

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases. The deferred balances are recorded at enacted tax rates expected to be in effect when the taxes are paid or recovered. In accounting for the deferred tax effects of the outside basis difference in Omnitracs, the Company uses the “look through” approach. Under this approach, non-deductible goodwill and investments in foreign subsidiaries which are permanently re-invested are excluded from the outside basis difference computation.

As of March 31, 2024, the Company had $529.4 million of U.S. federal net operating loss carryforwards that will begin to expire in 2026 and $5,029.4 million of U.S. state net operating loss carryforwards deferred tax assets that will begin to expire in 2024. The Company also had $20.6 million of U.S. federal and $15.6 million of U.S. state research and development tax credit carryforwards that will begin to expire in 2025, and $1.3 million of foreign tax credit carryforwards that will begin to expire in 2035. Utilization of the U.S. federal and state net operating losses and U.S. federal and state tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

A valuation allowance for the fiscal years ended March 31, 2024 and 2023 of $1,153.6 million and $840.3 million respectively, has been recorded on only the portion of the deferred tax asset that is not more likely than not to be realized primarily related to net operating loss carryforwards, tax credits carryforwards, and other deferred tax assets that may not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present, and additional weight may be given to subjective evidence such as our projections for growth.

Unremitted Earnings

The Company determined that its future cash needs from its foreign subsidiaries could be satisfied by tax free cash distributions. Consequently, the Company asserts it is not indefinitely reinvested with respect to certain unremitted earnings up to the generally tax-free cash distributions. Foreign withholding taxes and state income taxes continue to be accrued for the repatriation of foreign earnings for which no assertion exists. As of March 31, 2024 and 2023, the deferred tax liability recorded associated with foreign withholding and state taxes is $3.9 million and $3.5 million, respectively.

The Company has not provided for deferred taxes on outside basis differences in its investments in foreign subsidiaries that are unrelated to unremitted earnings as these basis differences will be indefinitely reinvested. A determination of the unrecognized deferred taxes related to these other components of the Company’s outstanding basis differences is not practicable to calculate.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Balance at beginning of year	$34,746	$30,160	$19,980
Additions for tax positions taken in the current year	42,695	7,743	1,494
Additions for prior year tax positions	—	—	3,031
Additions for current year acquisitions	—	—	6,837
Reductions for prior year tax positions	(9,842)	(3,157)	(1,182)

Balance at end of year	$67,599	$34,746	$30,160

The Company recognized accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2024, 2023, and 2022, the Company recognized a benefit for interest and penalties related to unrecognized tax benefits of $0.7 million, $0.7 million and $0.1 million, respectively. The Company had approximately $2.7 million and $2.0 million of accrued interest expense and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and 2023, there are unrecognized tax benefits of $5.3 million and $12.1 million, that if recognized, would affect the annual tax rate.

The Company does not believe a significant amount of its currently remaining unrecognized tax benefits will be recognized within the next twelve months.

The Company is subject to income tax in the U.S. and many other jurisdictions. Accordingly, we file U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The operations in all jurisdictions remain subject to examination for tax years 2016 through 2024, some of which are currently under audit by local tax authorities. The resolution of each of these audits is not expected to be material to our consolidated financial statements.

16.	Commitments and Contingencies

Contractual Commitments

The Company has contractual obligations under software license agreements, inventory purchase orders, and other purchase commitments.

Future minimum contractual commitments at March 31, 2024 are as follows (in thousands):

2025	$51,266
2026	6,992
Thereafter	6,733

Total	$64,991

Contingencies

In the normal course of business, the Company is subject to various claims, charges, litigation, and arbitral proceedings. In particular, the Company has been the subject of allegations that its repair estimating and total loss software and services produced results that favored the Company’s insurance company customers, one of which is the subject of pending litigation. In addition, the Company is subject to assertions by its customers, acquired company sellers, and strategic partners that Solera has not complied with the terms of its agreements with them or its agreements with them are not enforceable. Solera has and will continue to vigorously defend itself against these claims or arbitral proceedings. The Company believes that final judgments, if any, which may be rendered against the Company in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on the Company’s financial position.

In the Company’s opinion, resolution of pending matters is not expected to have a material adverse impact on the consolidated results of operations, cash flows, or financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the Company’s results of operations, cash flows, or financial position in a particular period, however, based on the information known by the Company as of the date of these financial statements and the rules and regulations applicable to the preparation of its financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

Guarantees

In the normal course of business, the Company enters into contracts in which it makes representations and warranties that guarantee the performance of its products and services; additionally, the Company guarantees leases at certain facilities for which it has transferred the primary lease obligation to a third party. Losses related to such guarantees were not significant during any of the periods presented.

17.	Condensed Financial Information of Parent Company

Solera Global Corp., the Parent entity as of March 31, 2024, 2023 and 2022, has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Solera Global Corp. was formed as a Delaware corporation on August 20, 2021, and prior to the legal reorganization under common control on December 27, 2021, as described in Note 1 “Organization and Basis of Presentation,” had no assets or operations. There are restrictions under credit facility agreements, described in Note 11 “Debt,” of the Notes to the Consolidated Financial Statements, on the Company’s ability and the ability of the Company’s restricted subsidiaries to incur additional debt or issue certain preferred shares; incur liens or use assets as security in other transactions; make certain distributions, investments and other restricted payments; engage in certain transactions with affiliates; or merge or consolidate or sell, transfer, lease or otherwise dispose of all or substantially all of their assets, subject to important exceptions and qualifications.

Accordingly, this condensed financial information is presented on a “Parent-only” basis. Under a Parent-only presentation, Solera Global Corp.’s investments in its consolidated subsidiaries are presented under the equity method of accounting.

The following table presents the financial position of Solera Global Corp (Parent) as of March 31, 2024 and 2023 (in thousands):

	As of March 31,
	2024	2023
Liabilities:
Guarantee of subsidiary obligations	722,141	283,274

Total liabilities	$722,141	$283,274

Stockholders’ equity:
Common Stock	$—	$—
Additional paid-in-capital	3,061,332	3,056,646
Accumulated deficit	(3,540,308)	(3,068,736)
Accumulated other comprehensive loss	(243,165)	(271,184)

Total stockholders’ equity	$(722,141)	$(283,274)

The following table presents a reconciliation of the equity in net loss of subsidiaries to the net loss attributable to Solera Global Corp. (Parent) and comprehensive loss attributable to Solera Global Corp. (Parent) for the fiscal years ended March 31, 2024 and 2023 and for the period from its inception on August 20, 2021 to March 31, 2022 (in thousands):

	For the Fiscal Year Ended March 31, 2024	For the Fiscal Year Ended March 31, 2023	For the Period August 20, 2021 to March 31, 2022
Equity in net loss of subsidiaries attributable to Parent	$(471,572)	$(374,533)	$(42,559)

Consolidated net loss attributable to Parent	(471,572)	(374,533)	(42,559)
Other comprehensive loss of subsidiaries attributable to Parent	28,019	(61,232)	(67,147)

Comprehensive loss attributable to Parent	$(443,553)	$(435,765)	$(109,706)

There is no cash activity for Solera Global Corp. (Parent) for the fiscal years ended March 31, 2024 and 2023 and for the period from its inception on August 20, 2021 to March 31, 2022.

18.	Related Party Transactions

Certain minority stockholders of Solera’s international subsidiaries are also commercial purchasers and users of its software and services. Revenue transactions with all of the individual minority stockholders in the aggregate were less than 10% of Solera’s consolidated revenues for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Additionally, aggregate accounts receivable from the minority stockholders represent less than 10% of consolidated accounts receivable as of March 31, 2024 and 2023, respectively.

During the fiscal years ended March 31, 2024, 2023, and 2022, the Company paid for consulting services, expense reimbursement, and other fees related to services provided by Vista or affiliates of Vista. The total expenses incurred by the Company in relation to services provided by Vista or affiliates of Vista were $5.6 million, $9.4 million and $4.2 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The Company had an accrued payable to Vista in the amount of $5.3 million and $9.1 million as of March 31, 2024 and March 31, 2023, respectively. This balance was recorded within accounts payable and accrued expenses and other current liabilities on the consolidated balance sheets.

During the fiscal years ended March 31, 2024, 2023, and 2022, Omnitracs had sales to Autotrac Comércio e Telecomunicações S/A (“Autotrac”), a Brazilian affiliate of Omnitracs, in the amount of $4.2 million, $3.7 million, $3.0 million, respectively, recorded within revenue on the consolidated statements of loss. Additionally, as of March 31, 2024 and 2023, Omnitracs had total outstanding accounts receivable in the amount of zero and zero, respectively, due from Autotracs.

Secondment Agreement

Pursuant to a Secondment Agreement, among the Company, Mr. Darko Dejanovic, and Vista Equity Partners Management, LLC (which the Company refers to as “Vista Management”), effective as of November 5, 2019, as amended by (i) that First Amendment to Secondment Agreement, dated as of April 30, 2020 and (ii) that Second Amendment to Secondment Agreement, dated as of May 26, 2022 (which the Company collectively refers to as the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of the Company’s Board. In recognition of Mr. Dejanovic’s service to the Company, the Company currently reimburses Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. Prior to the consummation of a public offering, it is expected that Mr. Dejanovic will become an employee of the Company, will cease to be an employee of Vista Management, and the Secondment Agreement will be terminated. In accordance with the Secondment Agreement, the Company reimbursed Vista for $8.8 million, $2.0 million, and $3.2 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits during the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Additionally, in connection with the Second Amendment to the Secondment Agreement, the Company agreed to reimburse Vista an additional $2.9 million in compensation expense paid by Vista Management to Mr. Dejanovic with respect to his period of service from April 1, 2020 through March 31, 2022.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista. See Note 11 “Debt,” for additional information regarding the note.

19.	Restructuring Charges and Other Costs Associated with Exit and Disposal Activities

The liabilities associated with the restructuring initiatives and other exit and disposal activities are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The Company reports all amounts incurred in connection with the Company’s restructuring initiatives and other exit and disposal activities in restructuring charges and other costs associated with exit and disposal activities in the accompanying consolidated statements of loss.

The following tables summarize the activity in the restructuring reserves for the fiscal years ended March 31, 2024 and 2023 (in thousands):

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2022	$531	$58	$144	$733
Restructuring charges	4,450	1,699	539	6,688
Cash payments	(2,413)	(1,705)	(682)	(4,800)
Effect of foreign exchange	(6)	—	(1)	(7)

Balance at March 31, 2023	$2,562	$52	$—	$2,614

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2023	$2,562	$52	$—	$2,614
Restructuring charges	1,882	1,700	1,535	5,117
Cash payments	(3,830)	(1,700)	(1,535)	(7,065)
Effect of foreign exchange	10	—	—	10

Balance at March 31, 2024	$624	$52	$—	$676

The following table summarizes restructuring charges and other costs associated with exit and disposal activities for the periods indicated (in thousands):

	Vehicle Claims	Vehicle Solutions	Vehicle Repairs	Fleet Solutions	Total
Fiscal Year Ended March 31, 2024
Employee termination benefits	$372	$786	$20	$704	$1,882
Lease termination costs	13	1,284	403	—	1,700
Other restructuring costs	461	546	172	356	1,535

Total restructuring charges and other costs associated with exit and disposal activities	$846	$2,616	$595	$1,060	$5,117

Fiscal Year Ended March 31, 2023
Employee termination benefits	$2,155	$1,365	$169	$761	$4,450
Lease termination costs	77	1,009	613	—	1,699
Other restructuring costs	163	188	60	128	539

Total restructuring charges and other costs associated with exit and disposal activities	$2,395	$2,562	$842	$889	$6,688

Fiscal Year Ended March 31, 2022
Employee termination benefits	$2,247	$4,279	$137	$7,156	$13,819
Lease termination costs	166	1,908	—	—	2,074
Other restructuring costs	(144)	273	48	18	195

Total restructuring charges and other costs associated with exit and disposal activities	$2,269	$6,460	$185	$7,174	$16,088

20.	Segment Information

The Company’s segments are based upon a number of factors, including, the basis for its budgets and forecasts and the financial information regularly used by the Company’s chief operating decision-maker (“CODM”) to make key decisions and to assess performance. The Company assesses financial performance of its segments on the basis of segment revenue and segment Adjusted EBITDA, a profitability measure. Adjusted EBITDA is net income before provision for income taxes, depreciation and amortization of fixed and intangible assets, and other charges determined by management. The Company’s CODM does not evaluate the financial performance of each segment based on its respective assets, neither does the Company allocate assets to the below reportable segments for internal reporting purposes.

As of March 31, 2024, the Company has four operating segments: Vehicle Claims, Vehicle Solutions, Vehicle Repairs and Fleet Solutions, as determined by the information that the Company’s Chief Executive Officer, who the Company considers its CODM, uses to make strategic goals and operating decisions.

Vehicle Claims: AI-enabled claims management and processing solutions for automating traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

Vehicle Solutions: A suite of digital applications providing OEM technical and diagnostic data, parts information, and experience-based repair solutions, combined with an advanced shop management system.

Vehicle Repairs: Software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers, managing inventory and service operations, and reselling used vehicle parts.

Fleet Solutions: A comprehensive suite of video safety and driver monitoring solutions, telematics and IoT solutions, routing and navigation tools, and transportation intelligence for drivers and fleet managers in the U.S.

The following table provides information regarding the Company’s reportable segments (in thousands):

(in thousands)	Vehicle Claims	Vehicle Solutions	Vehicle Repairs	Fleet Solutions	Total
Fiscal Year Ended March 31, 2024
Revenues	$736,106	$875,141	$271,281	$561,622	$2,444,150
Adjusted EBITDA	316,151	351,560	182,050	190,696	1,040,457
Fiscal Year Ended March 31, 2023
Revenues	$687,710	$811,544	$260,645	$600,488	$2,360,387
Adjusted EBITDA	276,056	301,238	171,597	183,328	932,219
Fiscal Year Ended March 31, 2022
Revenues	$732,767	$733,655	$266,547	$472,107	$2,205,076
Adjusted EBITDA	346,231	274,998	157,799	172,472	951,500

The following is a reconciliation of Adjusted EBITDA to GAAP net income (in thousands), the most directly comparable GAAP measure (dollars in thousands):

	Fiscal Years Ended March 31,
	2024	2023	2022
Adjusted EBITDA (by segment)
Vehicle Claims	$316,151	$276,056	$346,231
Vehicle Solutions	351,560	301,238	274,998
Vehicle Repairs	182,050	171,597	157,799
Fleet Solutions	190,696	183,328	172,472

Total	1,040,457	932,219	951,500
Depreciation and amortization	398,812	437,824	400,828
Restructuring charges and other costs associated with exit and disposal activities	5,117	6,688	16,088
Asset impairment charges	3,698	11,713	15,855
Acquisition and related costs	11,809	70,230	88,987
Litigation related expenses	7,393	16,611	2,823
Interest expense	938,473	690,828	465,032
Other expense (income), net	6,964	(11,748)	(24,501)
Share-based compensation expense	21,947	31,444	199,983
Management charges (1)	336	9,370	4,218

Loss before income taxes	(354,092)	(330,741)	(217,813)
Income tax expense	132,177	49,821	59,979

Net loss	$(486,269)	$(380,562)	$(277,792)

(1)	Management charges are recorded in other expense (income), net

See Note 5 “Revenue from Contracts with Customers,” for information related revenue by geography and end markets. The following table summarizes long lived assets by geography (in thousands):

(in thousands)	U.S.	International (1)	Total
Property and equipment, net:
At March 31, 2024	$64,621	$44,249	$108,870
At March 31, 2023	$77,444	$51,691	$129,135

(1)	Includes amount attributable to the rest of the world. Excludes the U.S.

21.	Net Loss Per Share

The Company computes basic earnings per share of common stock based on the weighted average number of shares of common stock outstanding during the period. The Company has adjusted the shares outstanding to reflect the shares issued for the acquisition of DealerSocket as if they were outstanding as of the beginning of all periods.

Net loss per share attributable to common shareholders was computed as follows for the fiscal years ended March 31, 2024, 2023 and 2022:

	For the Fiscal Years Ended
	2024	2023	2022
	(in thousands, except share and per share amounts)
Numerator:
Net loss attributable to common shareholders	$(471,572)	$(374,533)	$(279,729)
(Less): Paid-in-kind dividends	—	—	(34,521)

Net loss for loss per share calculation	$(471,572)	$(374,533)	$(314,250)

Denominator:
Weighted average common shares outstanding—basic and diluted	2,578,006	2,576,773	2,526,851

Net loss per share attributable to common shareholders—basic and diluted	$(182.92)	$(145.35)	$(124.36)

The Company has issued potentially dilutive instruments which the Company did not include in its calculation of diluted loss per unit because to include them would be anti-dilutive due to the Company’s net loss during the period. The potentially dilutive instruments consist of 60,295 outstanding stock options and 374 restricted stock units. See Note 13 “Share-Based Compensation,” for further detail.

22.	Subsequent Events

The Company has evaluated subsequent events from the March 31, 2024 balance sheet date through June 28, 2024, the date at which the consolidated financial statements were issued and determined that there are no additional items to disclose.

Goldman Sachs & Co. LLC
Morgan Stanley
BofA Securities
Jefferies
Citigroup
RBC Capital Markets
Baird
BMO Capital Markets
Piper Sandler
Rothschild & Co
Stifel
William Blair
Wolfe | Nomura Alliance
KKR
Macquarie Capital
Needham & Company

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee		$14,760
FINRA filing fee		13,500
NYSE listing fee			*
Printing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent fees and registrar fees			*
Miscellaneous expenses			*

Total expenses	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

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Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since inception, Solera Global Corp. has made sales of the following unregistered securities:

On August 20, 2021, Solera Global Corp. issued 1,000 shares of its common stock to Solera Global Holding Corp. for $0.10. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Solera Corp. has not yet issued any securities.

The offer and sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipient of the above securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. The recipient had adequate access to information about us. The sale of these securities was made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(i)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1^	Agreement and Plan of Merger dated as of June 4, 2021 by and among Solera Global Holding Corp., Ousland Holdings, Inc., Omnitracs Topco, LLC and certain other parties thereto.

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Exhibit Number	Description

3.1	Certificate of Incorporation of Solera Corp., as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation of Solera Corp. to be in effect at or prior to the consummation of this offering

3.3	Bylaws of Solera Corp., as currently in effect

3.4	Form of Amended and Restated Bylaws of Solera Corp. to be in effect upon the closing of this offering

4.1*	Form of Registration Rights Agreement

5.1	Opinion of Kirkland & Ellis LLP

10.1	Form of Director and Officer Indemnification Agreement

10.2	Master Services Agreement, effective as of June 17, 2019, by and between Vista Consulting Group, LLC and Solera Holdings, Inc.

10.3^	First Lien Credit Agreement, dated as of June 4, 2021 among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, Polaris Parent, LLC, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, Goldman Sachs Lending Partners, LLC and the Joint Lead Arrangers and Joint Bookrunners party thereto.

10.4^

First Amendment to Credit Agreement, dated as of November 5, 2021, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC and Goldman Sachs Lending Partners LLC, as administrative agent.

10.5^	Increase Joinder and Amendment No. 2, dated March 1, 2022, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, each of the other Credit Parties party thereto, each of the financial institutions party thereto as lenders, each other Consenting Lender party thereto and acknowledged by Goldman Sachs Lending Partners LLC.

10.6^	Amendment No. 3, dated as of June 28, 2023, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, Dealersocket, LLC and Goldman Sachs Lending Partners LLC, as administrative agent.

10.7^	Second Lien Credit Agreement, dated as of June 4, 2021 among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, Polaris Parent, LLC, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and ALTER DOMUS (US) LLC.

10.8^	First Amendment to Credit Agreement, dated as of November 5, 2021, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC and Alter Domus (US) LLC, as administrative agent.

10.9^

Second Amendment to Credit Agreement, dated as of March 11, 2022, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, each of the other credit parties party thereto, each of the consenting lenders party thereto and Alter Domus (US) LLC, as administrative agent.

10.10^	Third Amendment to Credit Agreement, dated as of May 31, 2023, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, each of the other credit parties party thereto, each of the lendersparty thereto and Alter Domus (US) LLC, as administrative agent.

10.11	Third Amended and Restated Intercompany Note, dated as of April 10, 2024, entered into by Solera Global Holding, LLC.

10.12*	Form of Director Nomination Agreement

10.13+	Employee Letter Agreement dated June 24, 2020 among John Suchecki and Solera Holdings, Inc.

10.14+	Employee Letter Agreement dated June 14, 2021 among Jing Liao and Solera Holdings, Inc.

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Exhibit Number	Description

10.15+	Employee Letter Agreement dated April 19, 2018 among Nihar Malik and Solera Holdings, Inc.

10.16+	Employee Letter Agreement dated September 4, 2014 among Alberto Cairo and Solera Holdings, Inc.

10.17+	Secondment Agreement dated November 5, 2019, by and between Vista Equity Partners Management, LLC and Solera Holdings, Inc.

10.18+	First Amendment to Secondment Agreement dated April 30, 2020, by and between Vista Equity Partners Management, LLC and Solera Holdings, Inc.

10.19+	Second Amendment to Secondment Agreement dated May 26, 2022, by and between Vista Equity Partners Management, LLC and Solera Holdings Inc.

10.20+	Solera Corp. 2024 Omnibus Incentive Plan

10.21+	Form of Stock Option Award Agreement under Solera Corp. 2024 Omnibus Incentive Plan.

10.22+	Form of Restricted Shares Award Agreement under Solera Corp. 2024 Omnibus Incentive Plan.

10.23+	Form of Restricted Stock Unit Award Agreement under Solera Corp. 2024 Omnibus Incentive Plan.

10.24+	Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan

10.25+	Form of Stock Option Agreement under Solera Global Holding Corp. (f/k/a/ Summertime Holding Corp.) 2016 Stock Option Plan (2018 Form).

10.26+	Form of Stock Option Agreement under Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan (2020 Form).

10.27*	Form of Solera Corp. 2024 Employee Stock Purchase Plan

21.1	List of subsidiaries of Solera Corp.

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to the consolidated financial statements of Solera Global Corp.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3	Consent of Frost & Sullivan

24.1	Powers of Attorney (included on signature page)

99.1	Consent of Clifford K. Chiu

99.2	Consent of Evelyn Dilsaver

99.3	Consent of Nicholas Prickel

99.4	Consent of Yancey Spruill

99.5	Consent of Frederiek Toney

107	Calculation of Registration Fee

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or agreement.
^

Non-material schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

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(ii)	Financial statement schedules

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)	Balance at Beginning of Period	Net Additions Charged (Credited) to Expense	Deductions (1)	Other (2)	Balance at End of Period
Fiscal Year Ended March 31, 2024:
Allowance for Credit Losses	$70,414	$47,425	$(60,370)	$386	$57,855
Deferred Tax Valuation Allowance	840,261	341,055	(29,159)	1,479	1,153,636

Fiscal Year Ended March 31, 2023:
Allowance for Credit Losses	$46,310	$38,786	$(22,559)	$7,877	$70,414
Deferred Tax Valuation Allowance	904,854	—	(64,593)	—	840,261

Fiscal Year Ended March 31, 2022:
Allowance for Credit Losses	$19,413	$27,796	$(13,348)	$12,449	$46,310
Deferred Tax Valuation Allowance	310,514	79,208	—	515,132	904,854

(1)

Deductions for allowances for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries. Deductions for deferred tax valuation allowances consist of foreign tax credit write-offs.

(2)

Represents balances acquired in connection with business combinations and changes in foreign currency. Other for deferred tax valuation allowance primarily related to the change in valuation allowance booked through purchase accounting as well as the valuation allowance related to the Company’s investment in Omnitracs Topco, LLC.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake, State of Texas, on June 28, 2024.

Solera Corp.

By:	/s/ Darko Dejanovic
Name:	Darko Dejanovic
Title:	Chief Executive Officer

***

POWER OF ATTORNEY

The undersigned directors and officers of Solera Corp. hereby appoint each of Alberto Cairo and David Babin, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Darko Dejanovic Darko Dejanovic	Chief Executive Officer and Director (Principal Executive Officer)	June 28, 2024

/s/ Alberto Cairo Alberto Cairo	Chief Financial Officer (Principal Financial and Accounting Officer)	June 28, 2024

/s/ David A. Breach David A. Breach	Director	June 28, 2024

/s/ Maneet Saroya Maneet Saroya	Director	June 28, 2024

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